     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1998
                                           REGISTRATION STATEMENT NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           BRADLEY REAL ESTATE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        MARYLAND                      6798                     04-6034603
     (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF          CLASSIFICATION CODE)          IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)


                        40 SKOKIE BOULEVARD, SUITE 600
                        NORTHBROOK, ILLINOIS 60062-1626
                                (847) 272-9800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                               THOMAS P. D'ARCY
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           BRADLEY REAL ESTATE, INC.
                        40 SKOKIE BOULEVARD, SUITE 600
                        NORTHBROOK, ILLINOIS 60062-1626
                                (847) 272-9800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
        WILLIAM B. KING, P.C.                   DAVID L. HEFFLINGER, ESQ.
     JOSEPH L. JOHNSON III, ESQ.                    GUY LAWSON, ESQ.
     GOODWIN, PROCTER & HOAR LLP          MCGRATH, NORTH, MULLIN & KRATZ, P.C.
           EXCHANGE PLACE                  SUITE 1400, ONE CENTRAL PARK PLAZA
        BOSTON, MA 02109-2881                     OMAHA, NEBRASKA 68102
           (617) 570-1000                            (402) 341-3070
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the merger of Mid-America Realty Investments, Inc. ("Mid-America") with and into Bradley Real Estate, Inc. ("Bradley") pursuant to an Agreement and Plan of Merger dated as of May 30, 1998 described in the enclosed Proxy Statement/Prospectus.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                         PROPOSED
                                            PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT        MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE     OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)  PER UNIT(2)    PRICE(2)       FEE
--------------------------------------------------------------------------------
8.4% Series A Convertible
 Preferred Stock, par
 value $.01 per share
 ("Series A Preferred
 Stock")................     3,570,301      $23.6607    $84,475,856   $24,950
----------------------------------------
Common Stock, par value
 $.01 per share ("Bradley
 Common Stock").........    3,644,652(3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Represents the estimated maximum number of shares of Series A Preferred Stock of Bradley to be issued to stockholders of Mid-America in the merger of Mid-America with and into Bradley. If the Merger described herein is consummated, a maximum of forty-two hundredths (0.42) of a share of Series A Preferred Stock of Bradley will be issued for every one share of common stock of Mid-America outstanding.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) and based on the average of the high and low sales price per share of common stock of Mid-America on June 15, 1998, on the New York Stock Exchange. No separate consideration will be received for the shares of Bradley Common Stock as may be issued from time to time upon conversion of the Series A Preferred Stock and no additional registration fee is required in connection with the registration thereof pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(3) This registration statement also relates to a currently indeterminate number of shares of Bradley Common Stock as may be required for issuance upon conversion of the shares of Series A Preferred Stock being registered hereunder, including such additional shares as may be issuable as a result of adjustments to the conversion price. See "Description of Bradley
    Capital Stock--Series A Preferred Stock--Conversion Price Adjustments."
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     MID-AMERICA REALTY INVESTMENTS, INC.
                       11506 NICHOLAS STREET, SUITE 100
                             OMAHA, NEBRASKA 68154

                                                                   June  , 1998

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of Mid-America Realty Investments, Inc. ("Mid-America") to be held on July ,
1998 at 9:00 a.m., local time, at     Omaha, Nebraska (the "Mid-America
Special Meeting").

  At the Mid-America Special Meeting, you will be asked to approve the merger (the "Merger") of Mid-America with and into Bradley Real Estate, Inc. ("Bradley") and the Agreement and Plan of Merger, dated as of May 30, 1998, as amended (the "Merger Agreement"), by and among Bradley and Mid-America. Pursuant to the Merger Agreement, Mid-America will merge with and into Bradley, and Bradley will be the surviving company. As a result of the Merger, you will be entitled to receive forty-two hundredths (0.42) of a share of 8.4% Series A Convertible Preferred Stock, par value $.01 per share, of Bradley for each share of common stock, par value $.01 per share ("Mid-America Common Stock"), of Mid-America held by you at the effective time of the Merger. Approval of the Merger and the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Mid-America Common Stock.

  YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, MID-AMERICA AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AND THE MERGER AGREEMENT. THE INVESTMENT BANKING FIRM OF SBC WARBURG DILLON READ INC. HAS ISSUED ITS OPINION TO YOUR BOARD OF DIRECTORS, A COPY OF WHICH IS ATTACHED AS ANNEX C TO THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, THAT THE CONSIDERATION TO BE RECEIVED BY MID-AMERICA'S STOCKHOLDERS IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW.

  The accompanying Proxy Statement/Prospectus provides detailed information concerning the proposed Merger, the reasons for your Board of Directors' recommendation of the Merger and the Merger Agreement and certain additional information, including, without limitation, the information set forth under the heading "RISK FACTORS," which describes, among other items, potential adverse effects to Mid-America's stockholders as a result of the Merger. We urge you to carefully consider all of the information in the Proxy Statement/Prospectus. IT IS IMPORTANT THAT YOUR SHARES OF MID-AMERICA COMMON STOCK BE REPRESENTED AT THE MID-AMERICA SPECIAL MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. THEREFORE, PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MID-AMERICA SPECIAL MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MID-AMERICA SPECIAL MEETING.

                                          Sincerely,

                                          Jerome L. Heinrichs
                                          Chairman of the Board and Chief
                                           Executive Officer

                     MID-AMERICA REALTY INVESTMENTS, INC.
                       11506 NICHOLAS STREET, SUITE 100
                             OMAHA, NEBRASKA 68154

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY  , 1998

                               ----------------

To the Stockholders of Mid-America Realty Investments, Inc.:

  A Special Meeting of Stockholders of Mid-America Realty Investments, Inc., a Maryland corporation ("Mid-America"), will be held at 9:00 a.m., local time,
on July  , 1998, at      , Omaha, Nebraska      (the "Mid-America Special
Meeting") for the following purposes:

    1. To consider and vote upon a proposal to approve the merger (the "Merger") of Mid-America with and into Bradley Real Estate, Inc. ("Bradley") and the Agreement and Plan of Merger, dated as of May 30, 1998 (the "Merger Agreement"), by and between Bradley and Mid-America, pursuant to which, among other things, each outstanding share of common stock, par value $.01 per share, of Mid-America ("Mid-America Common Stock") will be converted into the right to receive forty-two hundredths (0.42) of a share of 8.4% Series A Convertible Preferred Stock of Bradley (the "Series A Preferred Stock"). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and Prospectus ("Proxy Statement/Prospectus") accompanying this Notice and a copy of the Articles Supplementary establishing and fixing the rights and preferences of the Series A Preferred Stock is attached as Annex B.

    2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

  The Board of Directors of Mid-America has fixed the close of business on June , 1998 as the record date for the determination of the holders of shares of Mid-America Common Stock entitled to notice of, and to vote at, the Mid-America Special Meeting. The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus, and the Annexes thereto, which form a part of this Notice.

  ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

                                          By Order of the Board of Directors

                                          Jerome L. Heinrichs
                                          Secretary
June  , 1998


                                   IMPORTANT

   WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED SELF-ADDRESSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE YOUR SHARES IN PERSON, EVEN THOUGH YOU HAVE PREVIOUSLY SIGNED AND RETURNED YOUR PROXY.

     PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION

                                 JUNE 18, 1998

                      MID-AMERICA REALTY INVESTMENTS, INC.

                                PROXY STATEMENT

                                  -----------

                           BRADLEY REAL ESTATE, INC.

                                   PROSPECTUS

  This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.01 per share ("Mid-America Common Stock"), of Mid-America Realty Investments, Inc., a Maryland corporation ("Mid-America"), in connection with the solicitation of proxies by the Board of Directors of Mid-America for use at a Special Meeting of
Stockholders of Mid-America to be held at        , Omaha, Nebraska        , on
July , 1998, at 9:00 a.m., local time, and at any and all adjournments or postponements thereof (the "Mid-America Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of Bradley Real Estate, Inc. ("Bradley") with respect to the issuance of up to 3,570,301 shares of 8.4% Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Bradley to be issued to stockholders of Mid-America (the "Mid-America Stockholders") in connection with the Merger (as hereinafter defined) and approximately 3,644,652 shares of common stock, par value $.01 per share (the "Bradley Common Stock"), of Bradley issuable upon conversion of the Series A Preferred Stock in accordance with its terms. Bradley expects that the Series A Preferred Stock will be approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "BTRPRA." Bradley Common Stock is traded on the NYSE under the symbol "BTR." On June 16, 1998, the closing price for Bradley Common Stock as reported by the NYSE Composite Tape was $20 3/8 per share.

  This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Mid-America with and into Bradley, pursuant to the Agreement and Plan of Merger, dated as of May 30, 1998 (the "Merger Agreement"), by and between Bradley and Mid-America. Bradley will be the surviving corporation in the Merger and upon completion of the Merger, the separate corporate existence of Mid-America will cease. At the time the Merger becomes effective, each issued and outstanding share of Mid-America Common Stock will be converted into the right to receive forty-two hundredths (0.42) of a share of Series A Preferred Stock. Consummation of the Merger is subject to various conditions (which must be satisfied or waived), including approval of the Merger and the Merger Agreement by the holders of two-thirds of the outstanding shares of Mid-America Common Stock at the Mid-America Special Meeting.

  FOR CERTAIN FACTORS, INCLUDING CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS, WHICH SHOULD BE CONSIDERED IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 20.

  All information contained in this Proxy Statement/Prospectus with respect to Bradley has been provided by Bradley. All information contained in this Proxy Statement/Prospectus with respect to Mid-America has been provided by Mid-America.

  This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the Mid-America Stockholders on or about June , 1998. A stockholder who has given a proxy may revoke it at any time prior to its exercise.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  NOR  HAS  THE SECURITIES  AND  EXCHANGE  COMMISSION
     PASSED   UPON    THE   ACCURACY    OR   ADEQUACY   OF    THIS   PROXY
       STATEMENT/PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Proxy Statement/Prospectus is June  , 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  Bradley and Mid-America are each subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by Bradley and Mid-America can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Bradley and Mid-America are also required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering Analysis and Retrieval (EDGAR) system. The Commission maintains a world wide web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy and information statements and other information concerning Bradley and Mid-America can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Bradley Common Stock and Mid-America Common Stock are listed and on which Bradley expects that the Series A Preferred Stock will be approved for listing.

  This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Proxy Statement/Prospectus is a part, and which Bradley has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to Bradley and the Series A Preferred Stock offered hereby. Statements contained herein or incorporated herein by reference concerning the provisions of documents are summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document if filed with the Commission or attached as an annex hereto.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents previously filed by Bradley with the Commission pursuant to the Exchange Act (Commission File No. 1-10328) are incorporated in this Proxy Statement/Prospectus by reference: (i) Bradley's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) Bradley's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iii) Bradley's current reports on Form 8-K filed on January 28, 1998, February 20, 1998, June 2, 1998 and June 17, 1998; and (iv) the description of Bradley Common Stock contained or incorporated by reference in Bradley's Registration Statement on Form 8-A, filed August 8, 1994, including any amendments thereto.

                                     (ii)

  The following documents previously filed by Mid-America with the Commission pursuant to the Exchange Act (Commission File No. 1-09663) are incorporated in this Proxy Statement/Prospectus by reference: (i) Mid-America's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) Mid-America's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and (iii) Mid-America's current report on Form 8-K filed on June 2, 1998.

  All reports and other documents filed by each of Bradley and Mid-America pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Mid-America Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. In addition, all documents filed with the Commission by Bradley or Mid-America pursuant to the Exchange Act after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST OF ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED TO, IN THE CASE OF DOCUMENTS RELATING TO BRADLEY, 40 SKOKIE BOULEVARD, SUITE 600, NORTHBROOK, ILLINOIS 60062,
ATTENTION: MARIANNE DUNN (TELEPHONE NO. (847) 272-9800), OR, IN THE CASE OF DOCUMENTS RELATING TO MID-AMERICA, 11506 NICHOLAS STREET, SUITE 100, OMAHA, NEBRASKA 68154, ATTENTION: SHEILA TRUEBLOOD, SHAREHOLDER RELATIONS (TELEPHONE NO. (402) 496-3300). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY , 1998.

                                     (iii)

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
SUMMARY...................................................................  1
  The Companies...........................................................  1
  The Merger..............................................................  2
  Federal Income Tax Consequences.........................................  4
  Risk Factors............................................................  4
  Mid-America Special Meeting of Stockholders.............................  5
  The Merger Agreement....................................................  5
  Description of Series A Preferred Stock.................................  8
  Comparison of Stockholder Rights........................................  10
  Summary Historical and Unaudited Pro Forma Combined Financial Data......  11
  Summary Historical Financial Data.......................................  15
  Selected Comparative per Share Data.....................................  16
  Comparative Market Data.................................................  17
  Bradley's Distribution and Dividend Policy..............................  18
RISK FACTORS..............................................................  20
  Stock Price Fluctuations................................................  20
  Lack of Market for Series A Preferred Stock.............................  20
  Failure to Effectively Manage Growth and Integrate Properties Following
   the Merger.............................................................  21
  Debt Obligations; Effect of Interest Rates..............................  21
  Benefits to Certain Mid-America Executive Officers and Employees........  21
  Real Estate Investment Considerations...................................  22
  Possible Environmental Liabilities......................................  23
  Uncertainty of Meeting Acquisition Objectives; Acquired Properties May
   Not Meet Management's Expectations.....................................  24
  Certain Provisions in Organizational Documents May Discourage Acquisi-
   tion Proposals.........................................................  24
  Adverse Consequences of Failure to Qualify as a REIT....................  25
  Dependence on Key Personnel.............................................  26
  Competition.............................................................  26
  Substantial Expenses and Payments if Merger Fails to Occur..............  26
  Shares Available for Future Sale Could Adversely Affect Price of Bradley
   Common Stock...........................................................  27
  Status of the Merger as a Tax-Free Reorganization.......................  27
  Risks Relating to Year 2000 Compliance..................................  27
  No Dissenters' Rights...................................................  27
THE COMPANIES.............................................................  28
  Bradley.................................................................  28
  Mid-America.............................................................  29
  Operations of Bradley Following the Merger..............................  29
THE MERGER................................................................  33
  General.................................................................  33
  Background of the Merger................................................  33
  Recommendation of the Mid-America Board; Reasons for the Merger.........  37
  Opinion of Mid-America's Financial Advisor..............................  38
  Interests of Certain Executive Officers and Employees of Mid-America....  41
  Certain Federal Income Tax Considerations...............................  43
  Accounting Treatment....................................................  43
  Regulatory Approval.....................................................  43
  Certain Resale Restrictions.............................................  43
  New York Stock Exchange Listing.........................................  43

                                      (iv)

                                                                           PAGE
                                                                           ----
  Reasons for Bradley Board Approval of Merger; No Requirement for Ap-
   proval by Holders of Bradley Common Stock..............................  44
  Dissenters' Rights......................................................  44
FEDERAL INCOME TAX CONSIDERATIONS.........................................  44
  Tax Consequences of the Merger..........................................  44
  Pre-Merger Dividends....................................................  45
  REIT Qualification......................................................  45
  Taxation of Taxable U.S. Stockholders...................................  46
  Backup Withholding......................................................  48
  Taxation of Certain Tax-Exempt Stockholders.............................  49
  Other Tax Consequences..................................................  49
MID-AMERICA SPECIAL MEETING OF STOCKHOLDERS...............................  50
THE MERGER AGREEMENT......................................................  51
  General.................................................................  51
  Effective Time of the Merger............................................  51
  Exchange of Mid-America Stock Certificates..............................  51
  Conditions to the Merger................................................  52
  Representations and Warranties..........................................  54
  Certain Covenants.......................................................  54
  Termination.............................................................  57
  Termination Amount and Expenses.........................................  58
  Reduction of Termination Amount or Expenses.............................  60
  No Solicitation of Transactions.........................................  60
  Indemnification.........................................................  61
  Amendments..............................................................  61
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
 DIVIDENDS ...............................................................  62
DESCRIPTION OF BRADLEY CAPITAL STOCK......................................  62
  General.................................................................  62
  Bradley Preferred Stock.................................................  62
  Series A Preferred Stock................................................  63
  Bradley Common Stock....................................................  67
  Bradley Excess Stock....................................................  68
  Business Combinations...................................................  69
  Control Share Acquisitions..............................................  70
COMPARISON OF STOCKHOLDER RIGHTS..........................................  70
  Voting Rights...........................................................  71
  Dividend Rights.........................................................  71
  Liquidation Preference..................................................  72
  Redemption..............................................................  72
  Board of Directors......................................................  72
  Amendment of Charter and Bylaws.........................................  73
  Required Vote for Authorization of Certain Actions......................  73
  Special Meetings........................................................  73
  Dissolution.............................................................  74
  Restrictions on the Ownership, Transfer or Issuance of Shares...........  74
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.........................  75
OTHER MATTERS.............................................................  92
LEGAL MATTERS.............................................................  92


                                      (v)

                                                                            PAGE
                                                                            ----
EXPERTS....................................................................  92
STOCKHOLDER PROPOSALS......................................................  92

ANNEXES

A. Agreement and Plan of Merger dated May 30, 1998 by and between Bradley Real Estate, Inc. and Mid-America Realty Investments, Inc.

B. Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock for the 8.4% Series A Convertible Preferred Stock of Bradley Real Estate, Inc.

C. Opinion of Mid-America's Financial Advisor: SBC Warburg Dillon Read Inc.


                                     (vi)

             BRADLEY/MID-AMERICA PROPERTY LOCATIONS IN THE MIDWEST





                     [MAP SHOWING LOCATIONS OF PROPERTIES
                  OF BRADLEY AND MID-AMERICA IN THE MIDWEST]

                                     (vii)

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto relating to the proposed merger (the "Merger") of Mid-America Realty Investments, Inc. ("Mid-America") with and into Bradley Real Estate, Inc. ("Bradley"). This summary does not purport to contain all material information relating to the Merger and the Agreement and Plan of Merger, dated as of May 30, 1998 (the "Merger Agreement"), by and between Bradley and Mid-America, and is qualified in its entirety by the more detailed information and financial statements contained or incorporated by reference in this Proxy Statement/Prospectus. As used herein, the term "Bradley Real Estate, Inc." refers also to its predecessor Bradley Real Estate Trust and the term "Bradley" as used herein refers to Bradley Real Estate, Inc. and its subsidiaries on a consolidated basis (including Bradley Operating Limited Partnership and its subsidiaries) or, where the context so requires, Bradley Real Estate, Inc. only. The term "BOLP" as used herein means Bradley Operating Limited Partnership and its subsidiaries on a consolidated basis, or, where the context so requires, Bradley Operating Limited Partnership only. The term "Mid-America" as used herein refers to Mid-America Realty Investments, Inc. and its subsidiaries on a consolidated basis. STOCKHOLDERS OF MID-AMERICA SHOULD READ CAREFULLY THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES ATTACHED HERETO IN THEIR ENTIRETY.

                                 THE COMPANIES

BRADLEY

  Bradley is a fully-integrated real estate operating company which owns and operates community and neighborhood shopping centers located in the Midwest region of the United States. As of June 1, 1998, Bradley owned 63 properties in 12 states, aggregating over 11.5 million square feet of gross leasable area ("GLA"). Title to such properties is held by or for the benefit of BOLP, of which Bradley is the sole general partner and the owner of approximately 94% of the economic interests in BOLP.

  Bradley owns and operates and seeks to acquire grocery-anchored, open-air community and neighborhood shopping centers located in the Midwest, generally consisting of the states of Illinois, Indiana, Minnesota, Michigan, Wisconsin, Ohio, Missouri, Iowa, Kansas, Nebraska, Kentucky, North Dakota and South Dakota. Bradley currently owns properties in ten states in this region. Through past experience as well as current research, Bradley believes that this region is economically strong and diverse, thus providing a favorable environment for the acquisition, ownership and operation of retail properties. Bradley evaluates prospective acquisitions in certain Midwest markets which, based upon Bradley's research, demonstrate opportunities for favorable investment returns and long-term cash flow growth. Bradley favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties. For a more detailed description of Bradley, see "The Companies--Bradley."

  Bradley has elected to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, (the "Code") for federal income tax purposes since its organization in 1961 and is the nation's oldest continuously qualified REIT. Originally organized in 1961 as a Massachusetts business trust under the name Bradley Real Estate Trust, Bradley was reorganized as a Maryland corporation in October 1994. Bradley's principal executive office is located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626 and its telephone number is (847) 272-9800.

MID-AMERICA

  Mid-America is a self-administered REIT which owns, manages and operates income-producing commercial real estate, primarily community and neighborhood shopping centers and enclosed malls. Mid-America was incorporated under the laws of Maryland in October 1986. As of June 1, 1998, Mid-America owned 18 neighborhood shopping centers and four enclosed malls located in Illinois, Minnesota, Michigan, Wisconsin, Indiana, Iowa, Nebraska, South Dakota, Arkansas, Tennessee and Georgia. Additionally, Mid-America is a 50% general partner in Mid-America Bethal Limited Partnership, a Nebraska limited partnership ("Mid-America Bethal"), which owns two neighborhood shopping centers and one enclosed mall. The properties aggregate over 3.2 million square feet of GLA. Mid-America has one wholly-owned subsidiary, Mid-America Centers Corp. ("MACC" and together with Mid-America Bethal, the "Mid-America Subsidiaries"), a Nebraska corporation and a "qualified REIT subsidiary" as defined in Section 856(i) of the Code, which manages Mid-America's and Mid-America Bethal's properties. For a more detailed description of Mid-America, see "The Companies--Mid-America."

  Mid-America's principal executive office is located at 11506 Nicholas Street, Suite 100, Omaha, Nebraska 68154 and its telephone number is (402) 496-3300.

                                   THE MERGER

TERMS OF THE MERGER; EXCHANGE RATIO

  The Merger Agreement provides for the merger of Mid-America with and into Bradley with Bradley as the surviving corporation. The current executive officers and directors of Bradley will manage the business and affairs of the surviving corporation following the consummation of the Merger. For information concerning these persons, see "The Companies--Operations of Bradley Following the Merger--Management."

  At the effective time of the Merger (the "Effective Time"), the separate corporate existence of Mid-America will cease and each issued and outstanding share of common stock, par value $.01 per share (the "Mid-America Common Stock"), of Mid-America will be converted into the right to receive forty-two hundredths (0.42) of a share of 8.4% Series A Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of Bradley (such ratio, the "Exchange Ratio"). In lieu of fractional shares, holders of Mid-America Common Stock ("Mid-America Stockholders") will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying $25.00 by the fraction of a share of Series A Preferred Stock, if any, to which such holder would otherwise be entitled. The Series A Preferred Stock will pay an annual dividend equal to 8.4% of the $25.00 liquidation preference and is convertible into shares of common stock, par value $.01 per share ("Bradley Common Stock"), of Bradley at a conversion price of $24.49 per share of Bradley Common Stock, subject to certain adjustments (the "Conversion Price"). At any time after five years, the Series A Preferred Stock is redeemable at Bradley's option for $25.00 per share so long as the Bradley Common Stock is trading at or above the Conversion Price. Bradley expects that the Series A Preferred Stock will be approved for listing on the NYSE. See "Description of Bradley Capital Stock-- Series A Preferred Stock."

  Based upon the number of shares and options of Mid-America Common Stock outstanding at June 1, 1998, the former Mid-America stockholders will hold, immediately after the Merger, up to approximately 3,570,301 shares of Series A Preferred Stock convertible in the aggregate into 3,644,652 shares of Bradley Common Stock, representing approximately 12.32% of the aggregate number of outstanding shares of Bradley Common Stock on a fully diluted basis.

MID-AMERICA'S REASONS FOR THE MERGER; RECOMMENDATION OF MID-AMERICA'S BOARD OF DIRECTORS

  The Board of Directors of Mid-America (the "Mid-America Board") believes that the Merger is fair to and in the best interests of Mid-America and its stockholders. THE BOARD OF DIRECTORS OF MID-

AMERICA HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF MID-AMERICA VOTE "FOR" THE MERGER AND THE MERGER AGREEMENT. The material factors that the Mid-America Board considered in reaching the foregoing conclusions were: (i) the opportunity for Mid-America Stockholders to participate as stockholders in a larger, more diversified company following the Merger; (ii) the Exchange Ratio and the terms of the Series A Preferred Stock; (iii) the slightly higher pre-tax dollar value of dividend income from the Series A Preferred Stock as compared to the dividend income of the Mid-America Common Stock; (iv) the strategic and financial alternatives available to Mid-America, including remaining an independent company, and other indications of interest received by Mid-America;
(vii) the historical market prices of Mid-America Common Stock and Bradley Common Stock and historical market prices of shares of Mid-America Common Stock compared to Bradley's acquisition price per share of Mid-America Common Stock based on the Exchange Ratio; (v) certain publicly-available information with respect to Bradley; (vi) the May 30, 1998 opinion of SBC Warburg Dillon Read Inc. ("SBCWDR") that the consideration was fair from a financial point of view to the holders of Mid-America Common Stock; (vii) the fact that the Merger was designed to be tax-free to the Mid-America Stockholders; and (viii) the fact that the Mid-America Board may withdraw its recommendation and terminate the Merger Agreement, in certain circumstances. For a discussion of the circumstances leading up to the execution of the Merger Agreement and the factors considered by the Mid-America Board in making its recommendation, see "The Merger--Background of the Merger" and "--Recommendation of the Mid-America Board; Reasons for the Merger."

OPINION OF MID-AMERICA'S FINANCIAL ADVISOR

  On May 30, 1998, the Mid-America Board received the oral opinion of its financial advisor, SBCWDR, later confirmed in writing dated May 30, 1998, which provided that, as of such date, the consideration to be received by the Mid-America Stockholders pursuant to the terms of the Merger Agreement, was fair to the Mid-America Stockholders from a financial point of view. See "The Merger-- Opinion of Mid-America's Financial Advisor." A copy of SBCWDR's written opinion is attached as Annex C hereto and should be read in its entirety for a description of the procedures followed, matters considered, assumptions made and methods employed by SBCWDR.

INTERESTS OF CERTAIN EXECUTIVE OFFICERS AND EMPLOYEES OF MID-AMERICA

  In considering the recommendation of the Mid-America Board with respect to the Merger, Mid-America Stockholders should be aware that certain executive officers, and employees of Mid-America have certain interests summarized herein that may present actual or potential conflicts of interest in connection with the Merger. Specifically, upon the Merger, Jerome L. Heinrichs, the Chairman and Chief Executive Officer (who is also a director of Mid-America), and Dennis
G. Gethmann, the President and Chief Operating Officer, will receive a total of approximately $521,681 and $485,205, respectively in severance payments, fringe benefits, option termination payments and bonuses. All of these arrangements were approved prior to the beginning of merger discussions with Bradley. In addition, certain other employees may, under certain circumstances, be eligible to receive up to an aggregate of $587,703 in severance payments and bonus payments upon the Merger. See "The Merger--Interests of Certain Executive Officers and Employees of Mid-America."

BRADLEY'S REASONS FOR THE MERGER

  The Board of Directors of Bradley (the "Bradley Board") approved the Merger because it fits with its stated acquisition plan to acquire community and neighborhood shopping centers in the Midwest that are anchored by strong national, regional and independent grocery chains. See "The Companies-- Bradley." In connection with the Merger, Bradley will acquire additional assets in existing markets such as Minnesota, Wisconsin and Indiana as well as acquiring assets in new Midwest target markets such as Omaha, Nebraska. See "The Companies--Operations of Bradley Following the Merger." Another factor considered by the

Bradley Board in approving the transaction is that the Merger will be accretive to Bradley's net income per share and to funds from operations ("FFO") per share. See "Summary--Summary Historical and Unaudited Pro Forma Combined Financial Data" and "Pro Forma Condensed Combined Financial Statements."

ACCOUNTING TREATMENT

  Bradley will account for the Merger as a purchase in accordance with Accounting Principles Board Opinion No. 16. See "The Merger--Accounting Treatment."

CERTAIN RESALE RESTRICTIONS

  All shares of Series A Preferred Stock received by the Mid-America Stockholders in the Merger will be freely transferable, except that shares of Series A Preferred Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act")) of Mid-America at the time of the Special Meeting of Mid-America Stockholders (including any and all adjournments thereof, the "Mid-America Special Meeting") may be resold by them only in certain permitted circumstances. See "The Merger--Certain Resale Restrictions."

NEW YORK STOCK EXCHANGE LISTING

  It is a condition to Mid-America's and Bradley's obligations to consummate the Merger that, prior to the Effective Time, Bradley obtain approval from the NYSE for the listing of the shares of Series A Preferred Stock to be issued in the Merger and the shares of Bradley Common Stock issuable upon conversion of the Series A Preferred Stock on the NYSE, subject to official notice of issuance. See "The Merger--New York Stock Exchange Listing" and "The Merger Agreement--Conditions to the Merger."

DISSENTERS' RIGHTS

  Under the Maryland General Corporation Law ("MGCL"), stockholders of Mid-America and Bradley are not entitled to dissenters' rights in connection with the Merger. See "The Merger--Dissenters' Rights."

                        FEDERAL INCOME TAX CONSEQUENCES

  Goodwin, Procter & Hoar LLP, counsel for Bradley, has delivered its opinion to Bradley and Mid-America substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, (i) no gain or loss will be recognized by Bradley as a result of the Merger, (ii) no gain or loss will be recognized by Mid-America as a result of the Merger, and (iii) no gain or loss will be recognized by any Mid-America Stockholder who receives Series A Preferred Stock in exchange for Mid-America Common Stock (except with respect to any cash received in lieu of a fractional interest in Series A Preferred Stock). See "Federal Income Tax Considerations--Tax Consequences of the Merger" and "The Merger Agreement--Conditions to the Merger."

                                  RISK FACTORS

  In considering whether to approve the Merger and the Merger Agreement, the Mid-America Stockholders should consider, in addition to the other information in this Proxy Statement/Prospectus, the matters discussed under "Risk Factors." Such matters include:

  . Risks associated with potential fluctuations in the price of Bradley Common Stock between the date of this Proxy Statement/Prospectus and the Effective Time and the resulting effect on the value of the Series A Preferred Stock. See "Risk Factors--Stock Price Fluctuations."

  . Risks associated with the lack of an established market for the Series A Preferred Stock prior to the Effective Time and the possibility that such a market may not develop or be sustained after the Effective Time. See "Risk Factors--Lack of Market for Series A Preferred Stock."

  . Risks associated with Bradley's recent growth and Bradley's ability to successfully integrate recent and proposed property acquisitions as well as Mid-America's properties into its portfolio. See "Risk Factors-- Failure to Effectively Manage Growth and Integrate Properties Following the Merger."

  . Possible adverse consequences on Bradley's ability to make distributions to its stockholders or service its debt resulting from risks associated with the absence of a limitation on indebtedness in Bradley's organizational documents or an increase in interest rates. See "Risk Factors--Debt Obligations; Effect of Interest Rates."

  . Possible conflicts of interests due to the fact that certain executive officers and employees of Mid-America have certain interests in, and will receive certain benefits from, the Merger that are separate from the interests of and benefits to the Mid-America Stockholders generally. See "Risk Factors--Benefits to Certain Mid-America Executive Officers and Employees," and "The Merger--Interests of Certain Executive Officers and Employees of Mid-America."

  . Following the Merger, Bradley will continue to own, manage, operate, acquire and develop community and neighborhood shopping centers located in the Midwest region of the U.S. Bradley will be faced with similar business risks after the Merger as it faces now, including the illiquidity of real estate, possible environmental liabilities and the dependence upon a specific geographic region and industry. See "Risk Factors--Real Estate Investment Considerations" and "Risk Factors-- Possible Environmental Liabilities."

                  MID-AMERICA SPECIAL MEETING OF STOCKHOLDERS

  The Mid-America Special Meeting will be held at     , Omaha, Nebraska     ,
on July , 1998, at 9:00 a.m., local time. At the Mid-America Special Meeting, holders of Mid-America Common Stock will consider and vote upon a proposal to approve the Merger and the Merger Agreement. This proposal must be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Mid-America Common Stock entitled to vote thereon. Mid-America Stockholders are entitled to one vote per share. Only holders of Mid-America Common Stock at the close of business on June , 1998 (the "Mid-America Record Date") will be entitled to notice of and to vote at the Mid-America Special Meeting. As of the Mid-America Record Date, directors and executive officers of Mid-America, all of whom have indicated that they will vote all of their shares of Mid-America Common Stock for approval of the Merger and the Merger Agreement, and their affiliates, were beneficial owners of 53,996 shares of Mid-America Common Stock, representing approximately 0.65% of the outstanding shares of Mid-America Common Stock. See "Mid-America Meeting of Stockholders."

  THE BOARD OF DIRECTORS OF MID-AMERICA HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT MID-AMERICA STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. SEE "THE MERGER-- BACKGROUND OF THE MERGER," AND "--RECOMMENDATION OF THE BOARD OF DIRECTORS OF MID-AMERICA; REASONS FOR THE MERGER."

                              THE MERGER AGREEMENT

EFFECTIVE TIME OF THE MERGER

  In accordance with the MGCL, the Merger will become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland or at such later time as is specified in such Articles of Merger. The day on which the Effective Time occurs is referred to herein as the

"Closing Date." Subject to the fulfillment (or waiver) of the other conditions to the obligations of Bradley and Mid-America to consummate the Merger, it is currently expected that the Merger will be consummated as soon as practicable following the approval by the stockholders of Mid-America of the Merger and the Merger Agreement at the Mid-America Special Meeting. See "The Merger Agreement--Effective Time of the Merger."

EXCHANGE OF MID-AMERICA STOCK CERTIFICATES

  Promptly after the Effective Time, an exchange agent selected by Bradley (the "Exchange Agent") will mail a letter of transmittal and instructions to each holder of record of a certificate representing shares of Mid-America Common Stock (a "Certificate") as of the Effective Time for use in effecting the surrender of the Certificate in exchange for certificates representing shares of Series A Preferred Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate will be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of Series A Preferred Stock to which such holder shall be entitled, and
(ii) a check representing the amount of cash in lieu of fractional shares, if any, to which such holder shall be entitled plus the amount of any dividends or distributions, if any, to which such holder shall be entitled as provided in the Merger Agreement, after giving effect to any required withholding tax, and the Certificate so surrendered will be canceled. Certificates should not be surrendered until the letter of transmittal and instructions are received. See "The Merger Agreement--Exchange of Mid-America Stock Certificates."

CONDITIONS TO THE MERGER

  The respective obligations of Bradley and Mid-America to effect the Merger and the other transactions contemplated in the Merger Agreement are subject to the fulfillment or waiver of certain conditions at or prior to the Effective Time including, among others: (a) approval of the Merger and the Merger Agreement by the requisite vote of the Mid-America Stockholders; (b) receipt of various third-party consents; (c) receipt by Bradley of an opinion from Deloitte & Touche LLP, independent public accountants for Mid-America, or another nationally recognized law firm or accounting firm selected by Mid-America, to the effect that, among other things, for the taxable year ended December 31, 1995, December 31, 1996 and December 31, 1997 and for the short taxable year ending on the date on which the Merger closes, Mid-America has qualified to be taxed as a REIT under Sections 856 through 860 of the Code; (d) the Registration Statement shall have been declared effective by the Commission under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or, to the knowledge of Bradley or Mid-America, threatened by the Commission; (e) Bradley shall have obtained approval from the NYSE for the listing of the shares of Series A Preferred Stock to be issued in the Merger and the shares of Bradley Common Stock issuable upon conversion thereof, subject to official notice of issuance;
(f) Bradley shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the Series A Preferred Stock; and (g) Mid-America shall have obtained and delivered to Bradley estoppel certificates, dated no earlier than 60 days prior to the Effective Time, with respect to (i) 90% of the rented space represented by certain leases and agreements set forth in a schedule to the Merger Agreement and (ii) leases representing a total of 50% of the total rented space of each Mid-America property, other than rented space represented by the leases listed in the schedule referred to in (g)(i) above. See "The Merger Agreement--Conditions to the Merger."

TERMINATION

  The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the Merger and the Merger Agreement by the stockholders of Mid-America, in a number of circumstances, including, among others: (a) by the mutual written consent of Mid-America and Bradley; (b) by either Mid-America or Bradley if (i) the Merger Agreement and the transactions contemplated thereby shall have failed to receive the requisite vote for approval by the Mid-America Stockholders at the Mid-America Special Meeting, or (ii) the Merger shall not have been consummated on or before September 30, 1998 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time); (c) by action of Mid-America if (i) the Mid-America Board recommends to the Mid-America Stockholders approval or acceptance of an Acquisition Proposal (as defined below in "The Merger Agreement--No Solicitation of Transactions") by a person other than Bradley, but only in the event that the Mid-America Board, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, has determined in good faith that such action is necessary for the Mid-America Board to comply with its fiduciary duties to its stockholders under applicable law, or (ii) Bradley enters into a definitive agreement pursuant to which Bradley agrees (a) to sell all or substantially all of its assets or (b) to merge or consolidate with another person if consummation of such merger or consolidation would result in the voting securities of Bradley outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving person) less than 50% of the combined voting power of the voting securities of Bradley or such surviving person outstanding immediately after such merger or consolidation; provided, however that Mid-America's right of termination under this clause (ii) shall expire and become null and void on the seventh (7th) day after receipt of notice by Mid-America that Bradley has entered into such definitive agreement; or (d) by action of Bradley if the Mid-America Board shall have recommended or shall have resolved to recommend that stockholders of Mid-America accept or approve an Acquisition Proposal by a person other than Bradley. See "The Merger Agreement-- Termination."

TERMINATION AMOUNT AND EXPENSES

  If (a) Bradley terminates the Merger Agreement because (i) the Mid-America Board has recommended that the Mid-America Stockholders accept or approve an Acquisition Proposal by a person other than Bradley (or the Mid-America Board has resolved to do such), or (ii) any representation, warranty, covenant or agreement on the part of Mid-America set forth in certain sections of the Merger Agreement has been willfully breached; or (b) Mid-America terminates the Merger Agreement because the Board of Directors of Mid-America, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, has determined in good faith that its fiduciary duties to its stockholders under applicable law require it to recommend to its stockholders approval or acceptance of an Acquisition Proposal by a person other than Bradley, then Mid-America shall pay to Bradley an amount in cash equal to the sum of (i) $2,500,000 plus (ii) Bradley's out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, fees and disbursements of accountants, attorneys, and investment bankers, up to $875,000 (clauses (i) and (ii) collectively, the "Termination Amount").

  If Bradley terminates the Merger Agreement because (i) the Mid-America Board has failed to make, or has withdrawn, amended, modified or changed its approval or recommendation of the Merger Agreement and any of the transactions contemplated thereby; (ii) Mid-America has failed as soon as practicable to mail this Proxy Statement/Prospectus to the Mid-America Stockholders or to include the recommendation of the Mid-America Board regarding the Merger Agreement and the transactions contemplated thereby in this Proxy Statement/Prospectus; (iii) Mid-America or the Mid-America Board has resolved to do either (i) or (ii) above; or (iv) any representation, warranty, covenant or agreement on the part of Mid-America set forth in the Merger Agreement has been breached or become untrue, as the case may be, and is incapable of being satisfied by September 30, 1998 (except for a termination because of a willful breach by Mid-America in which case the previous paragraph will apply), Mid-America shall pay all of Bradley's out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, fees and disbursements of accountants, attorneys, and investment bankers (collectively, "Expenses"), up to $875,000.

  If Bradley or Mid-America terminates the Merger Agreement because the Merger Agreement and the transactions contemplated thereby failed to receive the requisite vote for approval by the Mid-America Stockholders upon the holding of a duly convened stockholder meeting, then Mid-America shall pay all of Bradley's Expenses in connection with the Merger Agreement and the transactions contemplated thereby, up to $500,000.

  If at any time within one year after termination of the Merger Agreement, unless such termination was pursuant to certain events or circumstances specified in the Merger Agreement, (i) Mid-America enters into an agreement relating to a post-termination acquisition proposal ("PTAP"), as defined below in "The Merger Agreement--Termination Amount and Expenses," with a person other than Bradley or (ii) the Mid-America Board recommends or resolves to recommend to the Mid-America Stockholders approval or acceptance of a PTAP with a person other than Bradley, then, upon the entry into such agreement or the making of such recommendation or resolution, Mid-America shall pay to Bradley the Termination Amount, which amount shall be reduced by any monies previously paid by Mid-America to Bradley pursuant to the previous paragraphs. See "The Merger Agreement--Termination Amount and Expenses."

                    DESCRIPTION OF SERIES A PREFERRED STOCK

  Upon consummation of the Merger, the shares of Series A Preferred Stock issued in exchange for the outstanding shares of Mid-America Common Stock will be validly issued, fully paid and nonassessable. The following summary of certain terms and provisions of the Series A Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Articles Supplementary to the Bradley Charter (as hereinafter defined) setting forth the particular terms of the Series A Preferred Stock (the "Articles Supplementary"), which is attached to this Proxy Statement/Prospectus as Annex B and which is incorporated by reference herein. See "Description of Bradley Capital Stock--Series A Preferred Stock."

Ranking.....................  The Series A Preferred Stock will rank senior to the Bradley Common Stock with respect to the payment of dividends and amounts payable upon the liquidation, dissolution or winding up.

Dividends...................  Cumulative fixed dividend of $0.525 per share payable quarterly in arrears on the last calendar day of each March, June, September and December. The dividends on the Series A Preferred Stock for the initial dividend period and, if applicable, for succeeding dividend periods will be reduced in the aggregate by an amount equal to the Pre-Merger Dividend (as hereinafter defined), if any, made by Mid-America on the Mid-America Common Stock prior to the consummation of the Merger. See "Federal Income Tax Considerations--Pre-Merger Dividends."

Liquidation Preference......  $25.00 per share, plus an amount equal to accumulated, accrued but unpaid dividends.

Conversion Rights...........  The Series A Preferred Stock will be convertible, in whole or in part, at the option of the holder, at any time after the dividend is no longer subject to reduction for the Pre-Merger Dividend, into shares of Bradley Common Stock, at a conversion price of $24.49 per share of Bradley Common Stock (equivalent to a conversion rate of approximately 1.0208 shares of Bradley Common Stock for each share of Series A Preferred Stock), subject to adjustment in certain circumstances (the "Conversion Price").

Redemption..................  After the fifth anniversary of the Effective
                              Time, the Series A Preferred Stock will be redeemable at the option of Bradley for cash at a redemption price equal to $25.00 per share, plus any accumulated, accrued and unpaid dividends so long as the average of the last sale price of the Bradley Common Stock on the NYSE for the 20 trading days preceding the date on which Bradley exercises its redemption right equals or exceeds the Conversion Price. Bradley may only redeem the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) with the proceeds from the sale of other equity securities of Bradley, which may include other series of preferred stock, and from no other source. To exercise its redemption option for shares of Bradley Common Stock, Bradley must give written notice to the holders of Series A Preferred Stock and the redemption will be effective on the 30th day following the mailing of such notice.

Voting Rights...............  The holders of shares of Series A Preferred Stock will have the right, with the Bradley
                              Stockholders and any other equity securities so authorized, to vote in the election of directors of Bradley and upon each other matter coming before any meeting of the holders of Bradley Common Stock ("the Bradley Stockholders") on which the Bradley Stockholders are entitled to vote, on the basis of one vote for each share of Bradley Common Stock into which the shares of Series A Preferred Stock held by such holders are then convertible (rounded to the nearest whole number of shares).

                              If dividends on the Series A Preferred Stock or any Parity Stock (as defined below) are in arrears for six quarterly dividend periods (whether or not consecutive), holders of the Series A Preferred Stock (voting as a single class with holders of shares of any series of preferred stock ranking on a parity with the Series A Preferred Stock with respect to the payment of dividends and amounts upon liquidation, dissolution and winding up ("Parity Stock")) will have the right to elect two additional directors to serve on the Bradley Board until such dividend arrearage is eliminated.

                              In addition, the approval of holders of two-thirds of the outstanding shares of Series A Preferred Stock, voting as a single class will be required to amend materially and adversely the terms of the Series A Preferred Stock or to authorize, create, or increase the authorized amount of, any class or series of stock ranking senior to the Series A Preferred Stock.

Ownership Limit.............  With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either (i) more than 9.8% of the aggregate value of all outstanding capital stock of Bradley or (ii) shares of Series A Preferred Stock which, if converted, would result in such person owning or being deemed to own more than 9.8% of the total number of outstanding shares of Bradley Common Stock.

NYSE Listing................  Bradley expects that the shares of Series A
                              Preferred Stock will be approved for listing on the NYSE under the symbol "BTRPRA."

                        COMPARISON OF STOCKHOLDER RIGHTS

  At the Effective Time, the holders of Mid-America Common Stock will become holders of Series A Preferred Stock. Upon conversion of their shares of Series A Preferred Stock, such holders will become holders of Bradley Common Stock. Both Bradley and Mid-America are incorporated under and governed by the laws of the State of Maryland in accordance with the MGCL. Accordingly, the rights of the stockholders of Mid-America will continue to be governed by the MGCL but instead of being subject to the Articles of Incorporation, as amended, of Mid-America (the "Mid-America Charter") and the Bylaws of Mid-America (the "Mid-America Bylaws"), their rights following the Merger will be governed by the Articles of Amendment and Restatement of Bradley (the "Bradley Charter"), the Articles Supplementary and the Bylaws of Bradley (the "Bradley Bylaws").

  Certain differences between the rights of the Mid-America Stockholders and the rights of the holders of Series A Preferred Stock and Bradley Common Stock include the following: (i) the rights of the holders of Series A Preferred Stock as to voting, dividends and distributions upon liquidation differ from those of the Mid-America Stockholders and the Series A Preferred Stock is subject, upon certain conditions, to redemption at Bradley's option (for a more detailed description of the terms of the Series A Preferred Stock, see "Description of Bradley Capital Stock--Series A Preferred Stock"); (ii) the Bradley Charter provides for three classes of directors, with the term of office of one class expiring each year, whereas the Mid-America Charter provides that all of its directors are elected each year at the annual meeting of stockholders; (iii) the affirmative vote of two-thirds of the outstanding shares of Mid-America Common Stock is required for an amendment of the Mid-America Charter which changes the terms or contract rights of Mid-America's outstanding capital stock or to approve a merger, consolidation, share exchange or sale of all or substantially all of the assets of Mid-America, whereas the affirmative vote of a majority of the outstanding shares of Bradley Common Stock is required for comparable actions involving Bradley; and (iv) the holders of not less than 10% of the outstanding shares of Mid-America Common Stock may call a special meeting of the Mid-America Stockholders, whereas the holders of not less than 25% of the outstanding shares of Bradley Common Stock may call a special meeting of the Bradley Stockholders. See "Comparison of Stockholder Rights."

                           BRADLEY REAL ESTATE, INC.

       SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following tables set forth financial information for Bradley on a historical and on a pro forma basis and should be read in conjunction with, and are qualified in their entirety by, the respective historical financial statements and notes thereto of Bradley and Mid-America incorporated by reference into this Proxy Statement/Prospectus. The unaudited pro forma combined financial information as of and for the three months ended March 31, 1998 and year ended December 31, 1997, give effect, where appropriate, to (i) the Merger, (ii) the acquisition and disposition of real estate properties by Bradley, (iii) common stock offerings of Bradley, and (iv) refinancing and debt issuances of Bradley, as if the transactions had occurred on January 1, 1997 for the Operations Summary, Per Share Data and Other Data information and as of March 31, 1998 for Financial Position information. Pro forma adjustments made to arrive at the pro forma amounts set forth below are described in the Bradley pro forma condensed combined financial statements included elsewhere in this Proxy Statement/Prospectus. The following information should be read in conjunction with and is qualified in its entirety by the Bradley and Mid-America historical financial statements incorporated herein by reference, and the Bradley pro forma condensed combined financial statements included elsewhere herein. The unaudited pro forma combined summary information is intended for informational purposes and is not necessarily indicative of the future financial position or future results of operations of Bradley or of the financial position or the results of operations that would have actually occurred had the noted transactions been completed as of the date or for the periods presented.

                                           THREE MONTHS ENDED MARCH 31,
                                         -------------------------------------
                                                           HISTORICAL
                                          PRO FORMA   ------------------------
                                            1998         1998         1997
                                         ------------------------  -----------
                                         (IN THOUSANDS EXCEPT SHARE DATA)
OPERATING DATA:
Income:
  Rental income.........................  $   35,467  $    28,736  $    22,855
  Other income..........................         806          619          326
                                          ----------  -----------  -----------
    Total revenue.......................      36,273       29,355       23,181
                                          ----------  -----------  -----------
Expenses:
  Operations, maintenance and
   management...........................       5,307        4,333        3,333
  Real estate taxes.....................       5,791        5,481        5,068
  Mortgage and other interest...........       8,392        5,558        3,650
  General and administrative............       1,624        1,403        1,105
  Depreciation and amortization.........       6,561        4,963        3,930
                                          ----------  -----------  -----------
    Total expenses......................      27,675       21,738       17,086
                                          ----------  -----------  -----------
Income before equity in earnings of
 partnership, net gain (provision for
 loss) on real estate investment and
 minority interest......................       8,598        7,617        6,095
Equity in earnings of partnership.......         330          --           --
Net gain (provision for loss) on real
 estate investments.....................         --          (875)       3,073
                                          ----------  -----------  -----------
Income before allocation to minority
 interest...............................       8,928        6,742        9,168
Income allocated to minority interest...        (383)        (391)        (244)
                                          ----------  -----------  -----------
Net income..............................       8,545        6,351        8,924
Preferred Share distributions...........      (1,827)         --           --
                                          ----------  -----------  -----------
Net income attributable to Common
 Shares.................................  $    6,718  $     6,351  $     8,924
                                          ==========  ===========  ===========
Net income attributable to Common
 Shares:
  Basic.................................  $     0.29  $      0.27  $      0.41
  Diluted...............................  $     0.28  $      0.27  $      0.41

                                              THREE MONTHS ENDED MARCH 31,
                                            -----------------------------------
                                                              HISTORICAL
                                             PRO FORMA   ----------------------
                                               1998         1998        1997
                                            -----------------------  ----------
                                            (IN THOUSANDS EXCEPT SHARE DATA)
OTHER DATA:
Funds from operations (1).................. $   13,460   $   12,339  $    9,820
Cash flows provided by (used in):
  Operating activities..................... $   17,429   $   15,108  $    7,387
  Investing activities..................... $  (37,635)  $  (37,520) $    4,244
  Financing activities..................... $   18,275   $   20,170  $  (15,897)
Common Share cash distributions paid....... $     0.35   $     0.35  $     0.33
Series A Preferred Share cash
 distributions............................. $    0.525   $      --   $      --
Weighted average Common Shares
 outstanding--Basic........................     23,533       23,302      21,666
Weighted average Common Shares
 outstanding--Diluted......................     25,023       24,791      22,287

                                                                 MARCH 31,
                                                            --------------------
                                                            PRO FORMA HISTORICAL
                                                              1998       1998
                                                            --------- ----------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Net real estate investments................................ $912,270   $615,514
Total assets............................................... $960,045   $704,924
Total debt................................................. $468,036   $329,562
Total liabilities.......................................... $494,405   $357,360
Total share owners' equity................................. $445,837   $328,418

--------
(1) FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and as followed by Bradley, represents income before allocation to minority interest (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships. Adjustments for unconsolidated partnerships are calculated to reflect FFO on the same basis. In computing FFO, Bradley does not add back to net income the amortization of costs incurred in connection with Bradley's financing activities or depreciation of non-real estate assets, but does add back to net income significant non-recurring events that materially distort the comparative measurement of company performance over time.

                           BRADLEY REAL ESTATE, INC.

       SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

                                         YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------
                                                          HISTORICAL
                          PRO FORMA    -----------------------------------------------
                            1997         1997       1996     1995      1994      1993
                          ---------    ---------  --------  -------  --------  -------
                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Data:
Income:
 Rental income..........  $ 138,931    $  96,115  $ 77,512  $36,405  $ 32,875  $ 22,875
 Other income...........      2,419        1,437     1,327      167       112       594
                          ---------    ---------  --------  -------  --------  --------
 Total income...........    141,350       97,552    78,839   36,572    32,987    23,469
                          ---------    ---------  --------  -------  --------  --------
Expenses
 Operations, maintenance
  and management........     20,794       14,012    12,949    5,858     5,315     3,731
 Real estate taxes......     22,021       18,398    16,787    8,726     8,070     5,772
 Mortgage and other
  interest..............     32,433       16,562    13,404    4,705     4,524     2,947
 General and
  administrative........      5,808        5,123     3,532    1,535     2,288     1,920
 Non-recurring stock-
  based compensation....      3,415        3,415       --       --        --        --
 Other..................        --           --        753      --        --        --
 Depreciation and
  amortization..........     24,182       16,606    13,286    7,317     5,146     3,564
                          ---------    ---------  --------  -------  --------  --------
 Total expenses.........    108,653       74,116    60,711   28,141    25,343    17,934
                          ---------    ---------  --------  -------  --------  --------
Income before net gain
 on sale of properties,
 equity in earnings of
 partnership and
 extraordinary item.....     32,697       23,436    18,128    8,431     7,644     5,535
Net gain on sale of
 properties.............        --         7,438     9,379      --        983       --
Equity in earnings of
 partnership............      1,286          --        --       --        --        --
                          ---------    ---------  --------  -------  --------  --------
Income before
 extraordinary item and
 allocation to minority
 interest...............     33,983       30,874    27,507    8,431     8,627     5,535
Income allocated to
 minority interest......     (1,568)      (1,116)     (285)     --        --        --
                          ---------    ---------  --------  -------  --------  --------
Income before
 extraordinary item.....     32,415       29,758    27,222    8,431     8,627     5,535
Extraordinary loss on
 prepayment of debt, net
 of minority interest...        --        (4,631)      --       --        --        --
                          ---------    ---------  --------  -------  --------  --------
Net income..............     32,415       25,127    27,222    8,431     8,627     5,535
Preferred Share
 distributions..........     (7,308)         --        --       --        --        --
                          ---------    ---------  --------  -------  --------  --------
Net income attributable
 to Common Shares.......  $  25,107    $  25,127  $ 27,222  $ 8,431  $  8,627  $  5,535
                          =========    =========  ========  =======  ========  ========
Net income attributable
 to Common Shares:
 Basic..................  $    1.09    $    1.15  $   1.54  $  0.85  $   1.05  $   0.82
 Diluted................  $    1.09    $    1.15  $   1.54  $  0.85  $   1.05  $   0.82
Other Data:
Funds from operations
 (1)....................  $  53,671    $  42,710  $ 30,630  $15,249  $ 12,382  $  8,914
Cash flows provided by
 (used in):
 Operating activities...  $  62,826    $  44,827  $ 31,633  $12,733  $ 10,877  $  6,532
 Investing activities...  $(200,832)   $(122,649) $(16,715) $(9,953) $(33,653) $(39,451)
 Financing activities...  $ 143,655    $  75,107  $ (8,153) $(2,276) $ 22,019  $ 28,237
Common Share cash
 distributions .........  $    1.40(2) $    1.34  $   1.32  $  1.32  $   1.29  $   1.22
Series A Preferred Share
 cash distributions.....  $    2.10    $     --   $    --   $   --   $    --   $    --
Weighted average Common
 Shares outstanding--
 Basic..................  $  22,964    $  21,776  $ 17,620  $ 9,864  $  8,192  $  6,716
Weighted average Common
 Shares outstanding--
 Diluted................  $  24,530    $  22,619  $ 17,886  $ 9,876  $  8,199  $  6,725

                                                  DECEMBER 31,
                                --------------------------------------------
                                                   HISTORICAL
                                --------------------------------------------
                                  1997     1996     1995     1994     1993
                                -------- -------- -------- -------- --------
Balance Sheet Data:
 Net real estate investments... $585,673 $459,463 $161,814 $155,554 $120,033
 Total assets..................  668,791  502,284  180,545  166,579  127,931
 Total debt....................  302,710  188,894   39,394   66,748   29,317
 Total liabilities.............  327,796  208,399   45,447   72,000   31,547
 Total share owners' equity....  319,825  289,725  135,098   94,579   96,384

--------
(1) FFO represents income before allocation to minority interest (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships. Adjustments for unconsolidated partnerships are calculated to reflect FFO on the same basis. In computing FFO, Bradley does not add back to net income the amortization of costs incurred in connection with Bradley's financing activities or depreciation of non-real estate assets, but does add back to net income significant non-recurring events that materially distort the comparative measurement of company performance over time.
(2) The pro forma distributions per common share represent the current and expected annualized quarterly dividend.

                      MID-AMERICA REALTY INVESTMENTS, INC.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following table sets forth financial information for Mid-America which should be read in conjunction with and is qualified in its entirety by, the historical financial statements and notes thereto of Mid-America incorporated by reference into this Proxy Statement/Prospectus.

                           THREE MONTHS
                          ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                          ----------------  ---------------------------------------------
                            HISTORICAL                     HISTORICAL
                          ----------------  ---------------------------------------------
                           1998     1997      1997     1996     1995      1994     1993
                          -------  -------  --------  -------  -------  --------  -------
                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Data:
Income:
 Rental income..........  $ 4,333  $ 4,318  $ 17,348  $17,012  $16,564  $ 15,615  $13,336
 Reimbursement income...    1,313    1,239     5,130    5,097    4,834     4,366    3,694
 Property management and
  leasing income........       41       40       172      194      200       211      222
 Other income...........      125      192       615      763      735       960    1,181
                          -------  -------  --------  -------  -------  --------  -------
    Total revenue.......    5,812    5,789    23,265   23,066   22,333    21,152   18,433
                          -------  -------  --------  -------  -------  --------  -------
Expenses:
 Real estate taxes......      760      776     2,952    3,076    3,063     2,815    2,424
 Other property costs...      788      878     3,813    3,584    3,674     3,651    3,245
 Interest expense.......    1,341    1,411     5,539    5,787    5,965     5,389    4,655
 Administrative
  expenses..............      403      350     1,370    1,268    1,458     1,540    1,299
 Property management and
  leasing expenses......      252      271     1,118    1,062      812     1,277      856
 Depreciation and
  amortization..........    1,238    1,245     4,981    5,066    5,125     5,047    4,522
 Provision for loss on
  real estate...........      --       --        --       --       --      3,150      --
                          -------  -------  --------  -------  -------  --------  -------
    Total expenses......    4,782    4,931    19,773   19,843   20,097    22,869   17,001
                          -------  -------  --------  -------  -------  --------  -------
 Income before equity in
  earnings of Mid-
  America Bethal Limited
  Partnership and gain
  (loss) on sales of
  real estate, net......    1,030      858     3,492    3,223    2,236    (1,717)   1,432
 Equity in earnings of
  Mid-America Bethal
  Limited Partnership...      265      255     1,026      955      959       899      746
 Gain (Loss) on sales of
  real estate, net......      --       130       130     (289)     189       690       18
                          -------  -------  --------  -------  -------  --------  -------
 Net income.............  $ 1,295  $ 1,243  $  4,648  $ 3,889  $ 3,384  $   (128) $ 2,196
                          =======  =======  ========  =======  =======  ========  =======
Net income per common
 share..................     0.16     0.15      0.56     0.47     0.41     (0.02)    0.27
Other Data:
 Funds from operations..    2,637    2,453     9,905    9,502    8,631     8,018    7,629
 Cash flows provided by
  (used in):
 Operating activities...    2,010    2,000     9,635    9,426    8,856     7,770    7,688
 Investing activities...     (115)     370       563     (893)    (424)  (12,152)  (2,241)
 Financing activities...   (1,895)  (2,370)  (10,198)  (8,533)  (8,432)    4,200   (5,916)
 Common Share cash
  distributions paid....     0.22     0.22      0.88     0.88     0.88      0.88     0.88
 Weighted average Common
  Shares outstanding....    8,285    8,283     8,284    8,282    8,280     8,280    8,092

                                                        DECEMBER 31,
                                                         HISTORICAL
                           HISTORICAL   ---------------------------------------------
                         MARCH 31, 1998   1997     1996     1995     1994      1993
                         -------------- -------- -------- -------- --------- --------
Balance Sheet Data:
Net real estate
 investments............    $118,555    $119,590 $124,312 $127,765 $ 127,261 $116,439
Total assets............    $139,695    $140,530 $145,840 $150,339 $1 51,442 $147,178
Mortgage and bank notes
 payable................    $ 61,450    $ 61,522 $ 64,348 $ 65,592 $  63,486 $ 51,868
Total liabilities.......    $ 63,299    $ 63,617 $ 66,305 $ 67,423 $  64,629 $ 53,097
Total share owners'
 equity.................    $ 76,396    $ 76,913 $ 79,535 $ 82,916 $  86,813 $ 94,081

                      SELECTED COMPARATIVE PER SHARE DATA

  The following table sets forth the combined historical per share data for Bradley and Mid-America and the unaudited pro forma per share data (A) for Bradley giving effect to (i) the acquisition and disposition of real estate properties, (ii) Common Stock offerings, and (iii) refinancing and debt issuances, and (B) for Bradley (Post-Merger) giving effect to (i), (ii), (iii) above and the Merger. The pro forma combined data are not necessarily indicative of actual financial position or future operating results or that which would have occurred or will occur upon consummation of the Merger.

  The information shown below should be read in conjunction with the consolidated financial statements and notes thereto of Bradley and Mid-America incorporated herein by reference, and the pro forma condensed combined financial statements, including the notes thereto, which are contained in this Proxy Statement/Prospectus.

                                      YEAR ENDED         THREE MONTHS ENDED
                                  DECEMBER 31, 1997        MARCH 31, 1998
                                ---------------------- -----------------------
                                    PRO                    PRO
                                 FORMA(2)   HISTORICAL  FORMA(2)   HISTORICAL
                                ----------- ---------- ----------- -----------
                                (UNAUDITED)            (UNAUDITED) (UNAUDITED)
Income from Operations
 attributable to Common Shares
 per share(1)(3):
  Bradley......................    $1.03      $1.04      $ 0.26      $ 0.31
  Mid-America..................     0.55       0.55        0.16        0.16
  Bradley (Post-Merger)........     1.09        N/A        0.29         N/A
Cash Distributions/Dividends
 per share of Common Stock:
  Bradley......................     1.34       1.34        0.35        0.35
  Mid-America..................     0.88       0.88        0.22        0.22
  Bradley (Post-Merger)........     1.40        N/A        0.35         N/A
Cash Distributions/Dividends
 per share of Series A
 Preferred Stock:
  Bradley (Post-Merger)........     2.10        N/A       0.525         N/A
Book Value per Common Share:
  Bradley......................      N/A      13.91       15.14       13.86
  Mid-America..................      N/A       9.28         N/A        9.22
  Bradley (Post-Merger)........      N/A        N/A       15.14         N/A

--------
(1) Historical amounts have been adjusted to exclude from net income: net gains and provisions for losses on sales of real estate investments and extraordinary items and their related impact on minority interest.
(2) Presentation of equivalent pro forma per share data for Mid-America is not applicable because, in the Merger, Bradley will issue shares of Series A Preferred Stock (rather than shares of Bradley Common Stock) in exchange for shares of Mid-America Common Stock. In addition, the Series A Preferred Stock has not been converted into Bradley Common Stock for presentation of equivalent pro forma per share data because the Conversion Price for the Series A Preferred Stock ($24.49) is in excess of the current market price of Bradley Common Stock ($20.375).
(3) The per share amounts reflected in the table above represent basic per share amounts. Diluted per share amounts are equal to basic per share amounts, with the exception of the pro forma Income from Operations attributable to Common Shares per share for Bradley (Post Merger) for the three months ended March 31, 1998, which is $0.28 per share.

                            COMPARATIVE MARKET DATA

  Each of the Bradley Common Stock (symbol "BTR") and the Mid-America Common Stock (symbol "MDI") trade on the NYSE. The Series A Preferred Stock is not currently traded on any market although Bradley expects it will also trade on the NYSE. The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported by the NYSE Composite Tape, and per share dividends paid on the Bradley Common Stock and the Mid-America Common Stock.

                               BRADLEY                    MID-AMERICA
                            COMMON STOCK                 COMMON STOCK
                         ---------------------------- -----------------------------
                                             PER SHARE                     PER SHARE
                         HIGH      LOW       DIVIDEND  HIGH      LOW       DIVIDEND
                         ----      ---       --------- ----      ----      ---------
1996:
  First Quarter.........  $15     $12 7/8     $0.33   $ 8 3/8   $ 7 3/4     $0.22
  Second Quarter........  $15     $13 7/8     $0.33   $ 8 7/8   $ 8 1/4     $0.22
  Third Quarter.........  $16 5/8 $13 3/4     $0.33   $ 9 3/8   $  8        $0.22
  Fourth Quarter........  $18     $16 3/8     $0.33   $10 1/8   $ 8 7/8     $0.22
1997:
  First Quarter.........  $20 3/4  $17 3/8    $0.33   $11       $ 9 1/2     $0.22
  Second Quarter........  $20 3/8  $17 1/2    $0.33   $10       $ 9 3/8     $0.22
  Third Quarter.........  $21 1/4  $18        $0.33   $10 11/16 $ 9 1/2     $0.22
  Fourth Quarter........  $21 7/16 $18        $0.35   $10 7/8   $ 9 7/8     $0.22
1998:
  First Quarter.........  $21 3/4  $19 13/16  $0.35   $11 1/2   $10 1/8     $0.22
  Second Quarter
   (through June 16,
   1998)................  $21 7/8  $20 1/8    $0.35   $10 11/16 $ 9 11/16   $0.22

  The following table sets forth the last reported sales prices per share of Bradley Common Stock and Mid-America Common Stock (i) on May 29, 1998, the last trading day preceding public announcement of the terms of the Merger, and (ii)
on June   , 1998, the most recent date for which prices were available prior to printing this Proxy Statement/Prospectus.

                                                                        MID-
                                                             BRADLEY   AMERICA
                                                             COMMON    COMMON
                                                              STOCK     STOCK
                                                             -------   -------
May 29, 1998................................................  $20 7/8   $10 9/16
June  , 1998................................................  $         $

  MID-AMERICA STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BRADLEY COMMON STOCK AND MID-AMERICA COMMON STOCK.

                   BRADLEY'S DISTRIBUTION AND DIVIDEND POLICY

  Bradley currently pays a regular quarterly distribution of $0.35 per share of Bradley Common Stock (which, annualized, equals $1.40 per share). The distributions for the three months ended March 31, 1998 were approximately 71% of Bradley's FFO during such period. Based on the unaudited pro forma operating data for the three months ended March 31, 1998 as set forth in this Proxy Statement/Prospectus under "--Bradley Real Estate, Inc. Summary Historical and Unaudited Pro Forma Combined Financial Data" and "Unaudited Pro Forma Combined Financial Statements," the distributions with respect to the Series A Preferred Stock and the Bradley Common Stock that would have been made by the combined company on a pro forma basis would have been approximately 65% of the combined company's FFO during such period.

  The holders of Series A Preferred Stock will be entitled to receive, when, as and if authorized by the Bradley Board, a fixed quarterly dividend of $0.525 per share (the "Preferred Dividend"). In the event that such Preferred Dividends are not declared by the Bradley Board or otherwise not paid with respect to one or more quarters, the unpaid Preferred Dividends will accrue to the holders and Bradley will be restricted from paying dividends on the Bradley Common Stock until such accrued but unpaid Preferred Dividends have been paid. In addition, the Preferred Dividend for the first quarter following the consummation of the Merger (and such additional quarters as necessary) will be reduced to the extent of the Pre-Merger Dividend, if any, that is paid by Mid-America to its stockholders prior to the consummation of the Merger. See "Federal Income Tax Considerations--Pre-Merger Dividends."

  Further distributions by Bradley to the holders of Bradley Common Stock will be at the discretion of its Board of Directors and will depend on the actual FFO of Bradley, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Bradley Board deems relevant. However, Bradley currently intends to continue to pay regular quarterly distributions of at least $0.35 per share of Bradley Common Stock. Management of Bradley believes that, based in part on unaudited pro forma per share data after giving effect to the Merger, there will be sufficient cash available to make such distributions. Bradley has paid 147 consecutive quarterly dividend payments to its stockholders.

  Bradley anticipates that cash available for distribution will exceed earnings and profits due to non-cash expenses, primarily depreciation and amortization, to be incurred by Bradley. Management anticipates that all distributions to the holders of Series A Preferred Stock will be from Bradley's current earnings and profits and accordingly, that all such distributions will be taxable to such stockholders as either capital gain distributions or ordinary dividend income for federal income tax purposes. Distributions to the holders of Bradley Common Stock by Bradley to the extent of its remaining current or accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to such stockholders as ordinary dividend income. Any dividends designated by Bradley as capital gain dividends generally will give rise to capital gain to the recipients of such dividends. Distributions in excess of Bradley's current or accumulated earnings and profits will be treated as a non-taxable reduction of a stockholder's basis in its shares of Bradley Common Stock to the extent thereof, and thereafter as capital gain. Distributions treated as non-taxable reduction in basis will have the effect of deferring taxation until the sale of a stockholder's shares of Bradley Common Stock or future distributions in excess of the stockholder's basis in the shares of Bradley Common Stock.

  In order to maintain its qualification as a REIT, Bradley will be required to make annual distributions to its stockholders in an amount equal to at least 95% of its taxable income (excluding net capital gains). In the event that cash available for distribution is insufficient to meet these distribution requirements, Bradley could be required to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distributions required to retain REIT status.

  Bradley maintains a Dividend Reinvestment and Share Purchase Plan (the "DRSP Plan") pursuant to which holders of record of Bradley Common Stock may elect to reinvest cash distributions and to make limited additional cash payments (minimum $100, maximum $2,500 per quarter by any one stockholder of record) to purchase newly issued shares of Bradley Common Stock at 97% of the current market value. Bradley may suspend or amend the DRSP Plan at any time. Following the Effective Time, Bradley expects to amend the DRSP Plan to increase the maximum additional quarterly investment by a stockholder of record to at least $10,000 and to permit holders of Series A Preferred Stock to participate in the DRSP Plan. This Proxy Statement/Prospectus does not constitute an offer of any shares of Bradley Common Stock that may be issued by Bradley in connection with a distribution reinvestment program, and such shares may only be purchased pursuant to a separate prospectus contained in an effective registration statement.

                                 RISK FACTORS

  In considering whether to approve the Merger and the Merger Agreement, stockholders of Mid-America should consider, in addition to the other information in this Proxy Statement/Prospectus, the material discussed in this section.

  Any statements in this Proxy Statement/Prospectus, including the documents that are incorporated by reference as set forth under "Available Information" and "Incorporation of Documents by Reference," that are not strictly historical are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act. These statements include, among other things, statements regarding the intent, belief or expectations of Bradley and Mid-America and their directors and officers with respect to, (i) the declaration or payment of distributions by Bradley, (ii) potential acquisitions or dispositions of properties, assets or other public or private companies by Bradley, (iii) the policies of Bradley regarding investments, indebtedness, acquisitions, dispositions, financings, conflicts of interest and other matters, (iv) Bradley's qualification as a REIT under the Code, (v) the retail industry and real estate markets in the Midwest and in general, (vi) the availability of debt and equity financing,
(vii) interest rates, (viii) general economic conditions, and (ix) trends affecting Bradley's financial condition or results of operations. Stockholders are cautioned that, while forward-looking statements reflect the respective companies' good faith beliefs, they are not guarantees of future performance and involve known and unknown risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this section, as well as those contained in the documents set forth under "Available Information" and "Incorporation of Documents by Reference," identify certain factors that could cause such differences.

STOCK PRICE FLUCTUATIONS

  The relative stock prices of Bradley Common Stock and Mid-America Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof or the date on which the Mid-America Stockholders vote on the Merger and the Merger Agreement, due to changes in the business, operations and prospects of Bradley or Mid-America, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions and other factors such as market perception of REIT stocks, retail stocks and REIT retail stocks generally. There can be no assurance that the price of Bradley Common Stock will not decline between the date of this Proxy Statement/Prospectus and the Effective Time.

  The Exchange Ratio was fixed at 0.42 and the Conversion Price of the Series A Preferred Stock was fixed at $24.49 at the time of execution of the Merger Agreement by the parties and is not subject to adjustment. Any increase or decrease of the market price of the Bradley Common Stock may correspondingly increase or decrease the value of the Series A Preferred Stock to be received by the Mid-America Stockholders pursuant to the Merger. In considering whether to approve the Merger and the Merger Agreement, Mid-America Stockholders should consider the risks associated with a potential change in the price of Bradley Common Stock between the date of this Proxy Statement/Prospectus and the Effective Time.

LACK OF MARKET FOR SERIES A PREFERRED STOCK

  While Bradley expects that the Series A Preferred Stock will be listed on the NYSE, there can be no assurance that an active trading market will develop or be sustained or as to the trading volume or market price of the Series A Preferred Stock after the Effective Time. Events outside the control of Bradley which could adversely affect the market value of Bradley's assets, as well as the market price of the Bradley Common Stock and the Series A Preferred Stock, may occur after the Effective Time. One of the factors that may influence the price of the Series A Preferred Stock is the relative annual yield on the Series A Preferred Stock compared to the market as a whole. Thus, a continued increase in market interest rates may cause purchasers of the Series A Preferred Stock to seek a higher annual yield, which could adversely affect the market price of the Series A

Preferred Stock. In addition, a change in the business, operations or prospects of Bradley or in the market price of the Bradley Common Stock may have an effect on the value of the Series A Preferred Stock due to the conversion feature of the Series A Preferred Stock.

FAILURE TO EFFECTIVELY MANAGE GROWTH AND INTEGRATE PROPERTIES FOLLOWING THE
MERGER

  Bradley has grown aggressively over the past few years and continues to experience growth. During 1997, Bradley acquired 25 shopping centers aggregating over 3.1 million square feet of GLA for an aggregate acquisition price of $189.3 million and, from January 1, 1998 through May 30, 1998, acquired 11 properties aggregating 1.4 million square feet of GLA for an aggregate acquisition price of $93.7 million. As of June 1, 1998, Bradley has entered into contracts to acquire an additional eight shopping centers (representing approximately 1.1 million square feet of GLA), which it believes will close. The aggregate purchase price for these properties is estimated to be approximately $94.8 million. See "The Companies--Bradley." Bradley intends to aggressively pursue further property acquisitions during the remainder of 1998. See "--Uncertainty of Meeting Acquisition Objectives; Acquired Properties May Not Meet Management's Expectations." In connection with the Merger, Bradley will acquire 25 properties in 11 states aggregating over 3.2 million square feet of GLA. As a result of its recent and proposed property acquisitions and of the Merger, Bradley will be managing an increased number of properties and will enter certain new geographic markets. The failure to effectively manage such growth, including the growth resulting from the Merger, or to successfully integrate Mid-America's operations, could have a material adverse effect on the operating results and financial condition of Bradley.

DEBT OBLIGATIONS; EFFECT OF INTEREST RATES

  Subsequent to the consummation of the Merger, Bradley is currently expected to have approximately $468 million of pro forma combined total indebtedness (approximately $68 million of which will be attributable to the Merger). In the event that the consent of certain of Mid-America's existing lenders to the Merger is not obtained, Bradley will repay such indebtedness at the Effective Time but may incur prepayment penalties in connection therewith. Bradley may borrow additional amounts from its existing lenders or other lenders in the future, may assume debt in connection with acquisitions or may issue corporate debt securities in public or private offerings. The Bradley Charter and the Bradley Bylaws and the Second Restated Agreement of Limited Partnership of BOLP (the "BOLP Partnership Agreement") do not contain any limitation on the amount of indebtedness that Bradley or BOLP may incur. Although management attempts to maintain a balance between total outstanding indebtedness and the value of the portfolio of Bradley (i.e., a ratio of debt and preferred stock to Real Estate Value of 50% or less, with "Real Estate Value" defined as net operating income divided by 10.00%), there can be no assurance that management will not alter this balance at any time. Accordingly, Bradley could become more highly leveraged, resulting in an increase in debt service that could adversely affect Bradley's ability to make expected distributions to its stockholders and an increased risk of default on its obligations under any outstanding indebtedness. Failure to pay its debt obligations when due could also result in Bradley losing its interest in any properties that secure indebtedness included within such obligations.

  To the extent that Bradley is responsible for floating rate debt (such as that incurred under its revolving line of credit) and to the extent that its exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases may adversely affect Bradley's net income and cash available for distribution and may affect the amount of distributions it can make to its stockholders.

BENEFITS TO CERTAIN MID-AMERICA EXECUTIVE OFFICERS AND EMPLOYEES

  In considering the recommendation of the Boards of Directors of Mid-America to approve the Merger and the Merger Agreement, stockholders should be aware that certain members of the management of Mid-America have certain interests in, and will receive benefits from, the Merger that are separate from the interests of, and benefits to, Mid-America Stockholders generally, and which may result in conflicts of interest with respect to the Merger. See "The Merger--Interests of Certain Executive Officers and Employees of Mid-America."

REAL ESTATE INVESTMENT CONSIDERATIONS

 General

  Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and variable operating costs. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability due to changes in environmental and other laws. Since substantially all of Bradley's and Mid-America's income has been, and substantially all of Bradley's income will continue to be, derived from rental income from retail shopping centers, Bradley's income and distributable cash flow would be adversely affected if a significant number of Bradley's tenants were unable to meet their obligations to Bradley or if Bradley were unable to lease on economically favorable terms a significant amount of space in its shopping centers. In addition, in the event of default by a tenant, Bradley may experience delays and incur substantial costs in enforcing its rights as landlord.

 Illiquidity of Real Estate

  Real estate investments are relatively illiquid and therefore will tend to limit the ability of Bradley to react promptly in response to changes in economic or other conditions. In addition, the Code places certain limits on a REIT's ability to sell properties held for fewer than four years, which may affect Bradley's ability to sell properties without adversely affecting returns to stockholders.

 Dependence on Midwestern Region and Retail Industry

  Substantially all of Bradley's properties will be located in the Midwestern region of the United States and such properties consist predominantly of community and neighborhood shopping centers. Bradley's performance therefore will be linked to economic conditions in the Midwest (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and in the market for retail space generally. The market for retail space has been adversely affected by the ongoing consolidation in the retail sector, the adverse financial condition of certain large companies in this sector and the excess amount of retail space in certain markets. To the extent that these conditions impact the market rents for retail space, they could result in a reduction of net income, FFO and cash available for distribution and thus affect the amount of distributions Bradley could make to its stockholders.

  In addition, Bradley will predominantly own and operate retail shopping centers catering to retail tenants. To the extent that the investing public has a negative perception of the retail sector, the value of shares of Bradley Common Stock or Series A Preferred Stock may be negatively impacted, thereby resulting in such shares trading at a discount below the inherent value of the assets of Bradley as a whole.

 Effect of Sale of One North State Property

  During the year ended December 31, 1997, more than 10% of the total revenue of Bradley was derived from rents and expense reimbursements from tenants of the One North State property, which is a "mixed use" retail/office building located in downtown Chicago. Because the One North State property does not fit with Bradley's grocery-anchored community shopping center focus, Bradley has decided to sell this property. On June 5, 1998, Bradley entered into a contract with a private institutional buyer to sell this property for approximately $84.5 million subject to normal and customary closing costs and adjustments. The closing is anticipated to occur in August, 1998, although there can be no assurance as to the completion or timing of the sale. Bradley management intends to reinvest the net proceeds from this sale into the acquisition of additional shopping center properties, but until such investment, the net proceeds may be applied to the reduction of borrowings under Bradley's revolving line of credit. Such temporary investment will not result in income equivalent to that received from One North State, and there is no assurance that the ultimate reinvestment of the proceeds will result in equivalent income.

 Bankruptcy and Financial Condition of Tenants

  At any time, a tenant of Bradley's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of the tenant lease. Such an event could cause a reduction of FFO and thus affect the amount of distributions Bradley can make to stockholders. No assurance can be given that any present tenant which has filed for bankruptcy protection will continue making payments under its lease or that other tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will continue to make rental payments in a timely manner. In addition, a tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to Bradley, Bradley may experience delays in enforcing its rights as lessor or sublessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and re-leasing the property.

  In addition, retail leases often contain provisions which permit anchor tenants to "go dark" and/or contain co-tenancy provisions. To the extent tenants "go dark" or file for bankruptcy protection, the operating income from the property, including income received from other tenants, may be adversely affected.

 Development Activities

  To the extent that Bradley may enter into agreements to acquire newly developed shopping centers when they are completed, or acquire newly developed shopping centers, Bradley will be subject to risks inherent in acquiring newly constructed centers, which could carry a higher level of risk than the acquisition of existing properties with a proven performance record. These risks include, among others, the risk that funds will be expended and management time will be devoted to projects which may not come to fruition; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may adversely affect Bradley's results of operations and ability to make distributions to its stockholders.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various federal, state and local environmental laws, regulations and ordinances, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic chemicals, substances or waste or petroleum product or waste (collectively, "Hazardous Materials") releases on, under, in or from such property, and may be held liable to governmental entities or to third parties for certain damage and for investigation and cleanup costs incurred by such parties in connection with the release or threatened release of Hazardous Materials. Such laws typically impose responsibility and liability without regard to whether the owner knew of or was responsible for the presence of Hazardous Materials, and the liability under such laws has been interpreted to be joint and several under certain circumstances.

  The costs of investigation and cleanup of Hazardous Materials on, under, in or from property can be substantial, and the fact that the property has had a release of Hazardous Materials, even if remediated, may adversely affect the value of the property and the owner's ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on a property in favor of the government for damages and costs it incurs in connection with the release or threatened release of Hazardous Materials. The presence of Hazardous Materials on a property could result in a claim by a private party for personal injury or a claim by a neighboring property owner for property damage. Such costs or liabilities could exceed the value of the affected real estate.

  Other federal, state and local laws and regulations govern the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of building remodeling, renovation or demolition. Still other federal, state and local statutes, regulations and ordinances may require the removal or upgrading of underground storage tanks that are out of service or out of compliance. Non-compliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. Furthermore, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that Bradley, as the owner of the property, could be held accountable by governmental authorities for such violation and could be required to correct the violation.

  All of the properties of Mid-America and Bradley have been the subject of Phase I and/or Phase II environmental assessments by independent environmental consultant and engineering firms. Phase I assessments do not involve subsurface testing, whereas Phase II assessments involve some degree of soil and/or groundwater testing. These environmental assessments have not revealed any environmental conditions that Bradley or Mid-America believes will have a material adverse effect on Bradley's business, assets or results of operations, and neither the management of Bradley nor Mid-America is aware of any other environmental conditions with respect to any of the properties that management believes would have such a material adverse effect. No assurances can be given, however, that all potential environmental liabilities have been identified or that no prior owner, operator or current occupant has created an environmental condition not known to the management of Bradley or Mid-America. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to Bradley.

UNCERTAINTY OF MEETING ACQUISITION OBJECTIVES; ACQUIRED PROPERTIES MAY NOT MEET MANAGEMENT'S EXPECTATIONS

  Bradley continually seeks prospective acquisitions of additional shopping centers and portfolios of shopping centers which management believes can be purchased at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those undertaken with respect to properties in its existing portfolio. There can be no assurance that Bradley will effect any potential acquisition that it may evaluate. The evaluation process involves costs which are non-recoverable in the case of acquisitions which are not consummated. In addition, notwithstanding Bradley's adherence to its criteria for evaluation and due diligence regarding potential acquisitions, there can be no assurance that any acquisition that is consummated will meet management's expectations.

CERTAIN PROVISIONS IN ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE ACQUISITION PROPOSALS

  Certain Provisions of Bradley Charter and Bylaws. Certain provisions contained in the Bradley Charter and Bradley Bylaws may have the effect of discouraging a third party from making an acquisition proposal for Bradley and may thereby inhibit a change in control of Bradley. The provisions in the Bradley Charter providing for a staggered Board of Directors prevent stockholders from voting on the election of more than one class of directors at each annual meeting of stockholders and thus may have the effect of keeping the members of the Bradley Board in control for a longer period of time. The staggered Board provisions and the provision in the Bradley Bylaws requiring holders of at least 25% of the outstanding shares of Bradley Common Stock to call a special meeting of stockholders may have the effect of making it more difficult for a third party to acquire control of Bradley without the consent of its Board of Directors, including certain acquisitions which stockholders deem to be in their best interest.

  To maintain Bradley's qualification as a REIT, not more than 50% in value of the outstanding shares of Bradley may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code). To minimize the possibility that Bradley will fail to qualify as a REIT under this test, the Bradley Charter and the Articles Supplementary contain provisions, designed to ensure that Bradley remains a qualified REIT, that generally limit any holder from owning, or being deemed to own by virtue of the attribution provisions of the Code, (i) shares of Bradley Common Stock having a value that is more than 9.8% of the value of all outstanding shares of Bradley Common Stock, or (ii) shares of Series A Preferred Stock (x) whose value is in excess of 9.8% of the value of all outstanding shares of capital stock of Bradley, or
(y) which when converted would result in such holder being the beneficial owner of in excess of 9.8% of the total number of outstanding shares of Bradley Common Stock, after giving effect to such conversion. The ownership limits in the Bradley Charter, as well as Bradley's authority to issue additional classes or series of preferred stock, may also (x) deter certain tender offers for the shares of Bradley Common Stock which might be attractive to certain stockholders, or (y) limit the opportunity for stockholders to receive a premium for their shares of Bradley capital stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the value of the outstanding shares of Bradley capital stock or 9.8% of the total value or number of outstanding shares of Bradley Common Stock or otherwise effect a change in control.

  Maryland Business Combination Statute. Under the MGCL, certain "business combinations" (including mergers, consolidations, share exchanges, certain asset transfers and certain issuances of equity securities) between a Maryland corporation and any persons who own 10% or more of the voting power of the corporation's shares and certain affiliates of the corporation (an "Interested Stockholder") are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and two-thirds of the votes entitled to be cast by the holders of voting stock other than voting stock held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the holders of the corporation's shares receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for the shares that it owns. However, these provisions of Maryland law do not apply to "business combinations" with an Interested Stockholder that are approved or exempted by the board of directors of a corporation before that Interested Stockholder becomes an Interested Stockholder.

  Maryland Control Share Acquisition Statute. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter exclusive of the "interested shares." "Control Shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of Control Shares.

  If an acquiring person statement has been delivered on or before the 10th day after a control share acquisition, or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value. If voting rights for Control Shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

  Bradley (including its predecessor, Bradley Real Estate Trust) believes that it has operated in a manner that permits it to qualify as a REIT under the Code for each taxable year since its formation in 1961. Although the management of Bradley believes that Bradley is organized and is operating in such a manner, no assurance can be given that Bradley will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within Bradley's control. For example, in order for Bradley to qualify as a REIT, at least 95% of Bradley's gross income in any year must be derived from qualifying sources and Bradley must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Bradley, however, is not aware of any currently pending tax legislation that would adversely affect its ability to continue to operate as a REIT.

  If Bradley fails to qualify as a REIT, Bradley will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, Bradley will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of Bradley available for investment or distribution to stockholders because of the additional tax liability to Bradley for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to stockholders would have been made in anticipation of Bradley's qualifying as a REIT, Bradley might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. The failure to qualify as a REIT would also constitute a default under certain debt obligations of Bradley.

  The failure to qualify as a REIT would have a material adverse effect on an investment in Bradley as the taxable income of Bradley would be subject to federal income taxation at corporate rates, and, therefore, the amount of cash available for distribution to its stockholders would be reduced or eliminated.

DEPENDENCE ON KEY PERSONNEL

  Bradley is and will continue to be dependent on the efforts of its executive officers, particularly Thomas P. D'Arcy, the Chairman, President and Chief Executive Officer. The loss of their services could have an adverse effect on the operations of Bradley. Bradley has an employment agreement with Mr. D'Arcy through December 31, 2000.

COMPETITION

  All of the properties owned by Bradley and by Mid-America are located in developed areas. There are numerous other retail properties and real estate companies within the market area of each such property which will compete with Bradley for tenants and development and acquisition opportunities. The number of competitive retail properties and real estate companies in such areas could have a material effect on (i) Bradley's ability to rent space at the properties and the amount of rents currently charged and (ii) development and acquisition opportunities available to Bradley. Bradley may compete for tenants and acquisitions with others who may have greater resources than Bradley.

SUBSTANTIAL EXPENSES AND PAYMENTS IF MERGER FAILS TO OCCUR

  No assurance can be given that the Merger will be consummated. If the Merger is not consummated, Mid-America and Bradley will have incurred substantial expenses in connection with the transaction. If the Merger Agreement is terminated under certain circumstances, Mid-America shall be required to pay Bradley the Termination Amount equal to the sum of $2,500,000 plus Expenses of up to $875,000. If the Merger Agreement is terminated in certain other circumstances, Mid-America will be required to reimburse Bradley for its Expenses of up to $875,000. See "The Merger Agreement--Termination Amount and Expenses."

SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT PRICE OF BRADLEY COMMON STOCK

  Except for shares issued to affiliates of Mid-America, all of the shares of Series A Preferred Stock to be issued to the Mid-America Stockholders in connection with the Merger (up to approximately 3,570,301 shares) will be freely transferable. Sales of a substantial number of shares of Series A Preferred Stock by current Mid-America Stockholders following the consummation of the Merger, or the perception that such sales could occur, could adversely affect the market price for shares of Series A Preferred Stock after the Merger.

STATUS OF THE MERGER AS A TAX-FREE REORGANIZATION

  The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Code, such that neither Mid-America nor the Mid-America Stockholders would recognize taxable gain as a result of the Merger (except in connection with the receipt of cash in lieu of fractional share interests and the receipt of any Pre-Merger Dividends as defined below in "Federal Income Tax Considerations--Pre-Merger Dividends"). However, in the event that the Merger were not to qualify as a tax-free reorganization under Section 368(a) of the Code, each Mid-America Stockholder would recognize (i) a deemed distribution from Mid-America as a result of the gain attributable to the deemed sale of Mid-America's assets to Bradley, and (ii) additional gain equal to the amount, if any, by which the value of the Series A Preferred Stock received by the Mid-America Stockholder in the Merger exceeds the Mid-America Stockholder's adjusted tax basis in its Mid-America Common Stock.

RISKS RELATING TO YEAR 2000 COMPLIANCE

  Many existing computer software programs and operating systems were designed such that the year 1999 is the maximum date that many computer systems will be able to process. In the conduct of its own operations, Bradley relies upon commercial computer software primarily provided by independent software vendors, and has undertaken an assessment of its vulnerability to the so-called "Year 2000 issue" with respect to its computer systems. After an analysis of its potential exposure, Bradley believes that such commercial software is substantially Year 2000 compliant and that such independent vendors will be able to complete any additional work to ensure Year 2000 compliance in a timely manner and without any material impact on Bradley's business, operations or financial condition. The assessment was based upon formal and informal communications with the software vendors, literature supplied with the software, literature supplied in connection with maintenance contracts, and test evaluations of the software. At this time, Bradley is not aware of any tenant, supplier or any other party with whom Bradley does a significant amount of business that is anticipating a material Year 2000 compliance issue.

NO DISSENTERS' RIGHTS

  Under the MGCL, stockholders of Bradley and Mid-America do not have dissenters' rights in connection with the Merger.

                                 THE COMPANIES

BRADLEY

  Bradley is a fully-integrated real estate operating company, which owns and operates community and neighborhood shopping centers located in the Midwest region of the United States. As of June 1, 1998, Bradley owned 63 properties in 12 states, aggregating over 11.5 million square feet of GLA. Title to such properties is held by or for the benefit of BOLP, of which Bradley is the sole general partner and the owner of approximately 94% of the economic interests. The limited partnership units of BOLP are exchangeable, subject to certain limitations imposed to protect Bradley's status as a REIT, into shares of Bradley Common Stock on a one-for-one basis.

  Bradley owns and operates and seeks to acquire grocery-anchored, open-air community and neighborhood shopping centers located in the Midwest, generally consisting of the states of Illinois, Indiana, Minnesota, Michigan, Wisconsin, Ohio, Missouri, Iowa, Kansas, Nebraska, Kentucky North Dakota, and South Dakota. Bradley currently owns properties in ten states in this region. Through past experience as well as current research, Bradley believes that this region is economically strong and diverse thus providing a favorable environment for the acquisition, ownership and operation of retail properties. Bradley evaluates prospective acquisitions in certain Midwest markets which, based upon Bradley's research, demonstrate opportunities for favorable investment returns and long-term cash flow growth. Bradley favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

  As part of its ongoing business, Bradley regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. During 1997, Bradley acquired 25 shopping centers aggregating over 3.1 million square feet of GLA for an aggregate acquisition price of $189.3 million and from January 1, 1998 through May 30, 1998 Bradley acquired 11 properties aggregating 1.4 million square feet of GLA for an aggregate acquisition price of $93.7 million. As of June 1, 1998, Bradley has entered into contracts to acquire an additional eight shopping centers (representing approximately 1.1 million square feet of GLA), which it believes will close (the "Probable Acquisitions"). The aggregate purchase price for these properties is estimated to be approximately $94.8 million. Bradley intends to fund the Probable Acquisitions through the assumption of existing mortgage indebtedness and Bradley's line of credit. No assurance can be given that any of the Probable Acquisitions will be consummated or that the terms of the transactions or the proposed method of financings will not change materially from that described herein.

  Bradley intends to aggressively pursue further property acquisitions during the remainder of 1998, although there can be no assurance that further acquisitions will be made within its target markets or that the acquisitions that are made will be on as economically advantageous terms to Bradley as recent acquisitions. In evaluating potential acquisitions, Bradley focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong national, regional and independent grocery store chains. Bradley seeks to create an income stream diversity across many Midwest markets in order to insulate Bradley from economic trends affecting any particular market. See "Risk Factors--Uncertainty of Meeting Acquisition Objectives; Acquired Properties May Not Meet Management's Expectations."

  On June 5, 1998, Bradley entered into a contract with a private institutional buyer to sell its One North State property which is a "mixed use" retail/office building located in downtown Chicago for approximately $84.5 million subject to normal and customary closing costs and adjustments. The closing is anticipated to occur in August, 1998, although there can be no assurance as to the completion or timing of the sale. During the year ended December 31, 1997, more than 10% of the total revenue of Bradley was derived from rents and expense reimbursements from tenants of this property. See "Risk Factors--Real Estate Investment Considerations--Effect of Sale of One North State Property."

  Bradley has elected to qualify as a REIT for federal income tax purposes since its organization in 1961 and is the nation's oldest continuously qualified REIT. Originally organized in 1961 as a Massachusetts business trust under the name Bradley Real Estate Trust, Bradley was reorganized as a Maryland corporation in October 1994.

  The finance, accounting, leasing, research and administrative functions of Bradley are handled by a central office staff located in the Northbrook, Illinois headquarters. Bradley maintains regional property management and leasing offices at properties located in Chicago, Minneapolis, St. Louis, Indianapolis, Kansas City, Louisville, Milwaukee and Peoria, in order that as many properties as practicable have a manager located within a one to two hour drive. At June 1, 1998, Bradley had 116 employees.

MID-AMERICA

  Mid-America is a self-administered REIT which owns, manages and operates income-producing commercial real estate, primarily community and neighborhood shopping centers and enclosed malls. As of June 1, 1998, Mid-America owned 18 neighborhood shopping centers and four enclosed malls located in Illinois, Minnesota, Michigan, Wisconsin, Indiana, Iowa, Nebraska, South Dakota, Arkansas, Tennessee and Georgia. Additionally, Mid-America is a 50% general partner in Mid-America Bethal, which owns two neighborhood shopping centers and one enclosed mall. Mid-America has one subsidiary, MACC, which manages Mid-America's properties. At June 1, 1998, Mid-America had 97 employees.

  Mid-America's investment objectives have been to own and manage income-producing commercial real estate that will provide cash for distribution to its stockholders on a quarterly basis and preserve investor capital, while providing potential for capital appreciation. Mid-America's policy has been to acquire commercial properties that are capable of generating income through active management, leasing, re-leasing or development of additional tenant space.

  Mid-America has elected to qualify as a REIT for federal income tax purposes since its incorporation under the laws of Maryland in 1986.

OPERATIONS OF BRADLEY FOLLOWING THE MERGER

  Pursuant to the Merger Agreement, at the Effective Time Mid-America will merge with and into Bradley and the separate corporate existence of Mid-America will cease. Bradley will be the surviving corporation and the Mid-America Stockholders will become holders of Series A Preferred Stock, with all the rights and privileges attendant thereto. As a result of the Merger, Bradley will acquire all of Mid-America's properties, assume all of Mid-America's liabilities, and succeed to Mid-America's general partnership interest in Mid-America Bethal and its equity interest in MACC.

 Properties

  In connection with the Merger, Bradley will acquire 22 properties encompassing approximately 2.7 million square feet of GLA in 11 states, substantially all of which are located in the Midwest. In addition, the three properties owned by Mid-America Bethal encompass approximately 538,000 square feet of GLA. As of June 1, 1998, the combined portfolio resulting from the Merger was approximately 93% occupied. Title to all of the properties acquired in the Merger will be owned by or for the benefit of BOLP.

  Mid-America's existing portfolio contains four enclosed malls which do not fit Bradley's focus on grocery-anchored, open-air community and neighborhood shopping centers and certain other properties which may not fit Bradley's geographic focus on the Midwest. As a result, Bradley may decide to actively pursue the disposition of such properties following the Merger. Should Bradley pursue the disposition of any of Mid-America's properties, however, there can be no assurance as to the price, timing or other terms of such dispositions or that such dispositions will occur.

  In connection with the Merger, Bradley will succeed to Mid-America's general partnership interest in Mid-America Bethal, which owns two shopping centers and one enclosed mall. The limited partnership agreement governing Mid-America Bethal contains various restrictions on the ability of Bradley, as general partner, to dispose of these properties. The limited partner in Mid-America Bethal has consented to the Merger and both parties have agreed to use good faith efforts to explore the potential disposition of the three properties

(including a disposition to Bradley or an affiliate) on terms and conditions which are mutually satisfactory. There can be no assurance, however, as to the price, timing or other terms of such dispositions or that such dispositions will occur.

 Debt

  Subsequent to the Merger, Bradley's obligations for borrowed money are currently expected to aggregate approximately $468 million on a pro forma basis, as compared to $400 million on a pro forma basis prior to the Merger. The ratio of debt to total market capitalization of Bradley will be approximately 43.9% on a pro forma basis after giving effect to the Merger. Bradley's unsecured line of credit matures in 2000 and bears interest at a variable rate, which is currently approximately 6.5%. The balance outstanding under the line of credit at June 1, 1998, was $130.7 million and Bradley may increase outstanding borrowings to $200 million. At or immediately following the Closing Date, Bradley expects to draw down on this line of credit to pay off Mid-America's existing lines of credit, which had a balance of $12.8 million at June 1, 1998, and to prepay four existing mortgage notes, which aggregated $13.4 million as of June 1, 1998. In addition, Bradley has issued $100 million of 7.0% unsecured notes maturing in 2004 and $100 million of 7.2% unsecured notes maturing in 2008. Subsequent to the Merger and assuming Bradley prepays the four mortgage notes as contemplated, (excluding mortgage notes which may be assumed in connection with the purchase of the Probable Acquisitions) 16 properties will secure an aggregate of approximately $89.0 million of mortgage debt, with balloon maturities of approximately $10.0 million due in September 1998, $2.8 million in 2001, $27.7 million in 2002, $2.9 million in 2003, $3.6 million in 2004, $10.7 million in 2005, $7.9 million in 2006, $2.1 million in 2007 and $2.9 million in 2016. Bradley expects to be able to refinance its debt when such debt matures on terms which it believes to be commercially reasonable.

 Management

  Under the Merger Agreement, the directors and executive officers of Bradley will continue to serve in their current positions following the consummation of the Merger. While no executive officers of Mid-America are expected to become officers of Bradley, Bradley expects to offer employment to selected operating personnel of Mid-America. Bradley also expects to open a regional office in Omaha, Nebraska.

  The directors and executive officers of Bradley, their ages, positions and business experience for at least the past five years are set forth below. The Bradley Board is divided into three classes, with terms ending in 1999, 2000 and 2001, respectively. Directors elected at future stockholder meetings will hold office for three years. Executive officers are elected annually by the Board of Directors for terms ending on the next annual meeting of the Board of Directors, subject to the right of the Board of Directors to remove any officer as provided in the Bradley Bylaws.

NAME                                     POSITION WITH BRADLEY
----                                     ---------------------
Thomas P. D'Arcy........................ Chairman, President and Chief Executive
                                          Officer (term expires in 1999)
William L. Brown........................ Director (term expires in 1999)
Joseph E. Hakim......................... Director (term expires in 1999)
Stephen G. Kasnet....................... Director (term expires in 2000)
Paul G. Kirk, Jr........................ Director (term expires in 2001)
W. Nicholas Thorndike................... Director (term expires in 2001)
A. Robert Towbin........................ Director (term expires in 2000)
Richard L. Heuer........................ Executive Vice President
E. Paul Dunn............................ Executive Vice President
Irving E. Lingo, Jr..................... Executive Vice President,
                                          Chief Financial Officer and Treasurer
Marianne Dunn........................... Senior Vice President
Steven St. Peter........................ Senior Vice President
Frank J. Comber......................... Vice President

  Thomas P. D'Arcy, age 38, was elected President, Chief Executive Officer and a Director of Bradley in February 1996 and Chairman of the Board of Directors in May 1998. Mr. D'Arcy has been an officer of Bradley since 1989, having served as Executive Vice President from September 1995 to February 1996, Senior Vice President from June 1992 to September 1995, Vice President from October 1991 to June 1992 and Investment Manager from September 1989 to October 1991. Mr. D'Arcy is a member of the International Council of Shopping Centers and the Building Owners and Managers Association.

  William L. Brown, age 76, now retired, was Chairman of the Board of Bank of Boston Corporation and The First National Bank of Boston from 1983 to 1989, Chief Executive Officer from 1983 to 1987 and President from 1971 to 1982. He was a director of both Bank of Boston Corporation and The First National Bank of Boston until March 1992. He is also a director of GC Companies, Inc., Standex International Corporation, and Ionics, Incorporated.

  Joseph E. Hakim, age 50, is President and Chief Executive Officer of Merchandise Mart Properties, Inc. in Chicago, Illinois, which manages approximately 7.5 million square feet of properties. Mr. Hakim is also Treasurer of the Joseph P. Kennedy, Jr. Foundation. Mr. Hakim served as Chairman of the Board of Directors of Bradley from February 1996 until May 1998.

  Stephen G. Kasnet, age 52, has served as President of Pioneer Real Estate Advisors, Inc. and Pioneer Global Institutional Advisors and Vice President of The Pioneer Group, Inc. since January 1996 and as President of Pioneer Poland Real Estate Fund since January 1998. He was Managing Director of First Winthrop Corporation and Winthrop Financial Associates (real estate development and management companies) from 1991 to September 1995. He is also Chairman of the Board of Warren Bancorp, Inc. and Warren Five Cents Savings Bank in Peabody, Massachusetts, a Trustee and Vice President of Pioneer Real Estate Shares and Pioneer Real Estate Shares (Dublin), and a member of the Urban Land Institute.

  Paul G. Kirk, Jr., age 60, is counsel to, and until 1989 was a partner of, the law firm of Sullivan & Worcester in Boston, Massachusetts. He is also Chairman and Treasurer of Kirk and Associates, Inc., a business advisory and consulting firm. From 1985 to 1989, he served as Chairman of the Democratic Party of the United States, and from 1983 to 1985 as its Treasurer. Mr. Kirk is a Director of Hartford Life Insurance, Inc., Hartford Financial Services Group, Inc., Rayonier Financial Services Group, Inc. and Rayonier, Inc. He is a trustee of Stonehill College and St. Sebastian's School, Co-Chairman of the Commission on Presidential Debates, Chairman of the John F. Kennedy Library Foundation and Chairman of the National Democratic Institute for International Affairs.

  W. Nicholas Thorndike, age 65, serves as a Corporate Director or Trustee of a number of organizations, including Courier Corporation, Eastern Utility Associates, Data General Corporation, The Putnam Funds and Cabot Industrial Trust. He also serves as a Trustee of Massachusetts General Hospital, having served as Chairman of the Board from 1987 to 1992 and President from 1992 to 1994. Until December 1988, he was Chairman and Managing Partner of Wellington Management Company (an investment advisor).

  A. Robert Towbin, age 63, is a Managing Director of C.E. Unterberg, Towbin, an investment banking firm. From January 1994 to August 1995, he was President and Chief Executive Officer of the Russian-American Enterprise Fund and, upon its merger with the Fund for Large Enterprises in Russia, the Vice Chairman of the resulting U.S. Russia Investment Fund. From 1987 to 1994, Mr. Towbin was a Managing Director of Lehman Brothers. Prior to 1987, he was a Director and Vice Chairman of L.F. Rothchild, Unterberg, Towbin Holdings, Inc. Mr. Towbin serves as a Director of the Columbus New Millenium Fund (London), Gerber Scientific, Inc., Globalstar Telecommunications Limited, Globecomm Systems, Inc. and K&F Industries Inc.

  Richard L. Heuer, age 46, has served as Executive Vice President of Bradley since September 1995, having previously served as Senior Vice President of Bradley since late 1994. Prior to joining Bradley, Mr. Heuer was employed by the Welsh Companies from September 1993, and Towle Real Estate Company from 1988, the independent property management companies that were managing Bradley's Minnesota properties.

  E. Paul Dunn, age 51, has held the position of Executive Vice President of Bradley since March 1996. Prior to joining Bradley, Mr. Dunn was Executive Vice President of the Welsh Companies in Minneapolis, Minnesota since 1983. Mr. Dunn is a certified property manager and a member of the Institute for Real Estate Management as well as the International Council of Shopping Centers.

  Irving E. Lingo, Jr., age 46, joined Bradley as Chief Financial Officer in September 1995 and was elected an Executive Vice President in May 1998. Mr. Lingo was previously employed as Chief Financial Officer of Lingerfelt Industrial Properties, a division of the Liberty Property Trust from 1993 to 1995. From 1991 to 1992, Mr. Lingo served as Vice President-Finance of CSX Realty, a division of CSX Corporation. From 1983 to 1990, Mr. Lingo was Executive Vice President of Goodman Segar Hogan, Inc., a diversified Southeastern real estate firm. Prior to joining Goodman Segar Hogan, Mr. Lingo was associated with Ernst & Young for eight years. Mr. Lingo is a certified public accountant and a member of the American Institute of Certified Public Accountants.

  Marianne Dunn, age 39, has been Senior Vice President of Bradley since September 1995, having served as Vice President of Bradley since 1993 and as Investment Manager since 1990. Prior to joining Bradley, Ms. Dunn was employed by a lending institution as an Assistant Treasurer in the consumer lending department. Ms. Dunn is a member of the International Council of Shopping Centers.

  Steven St. Peter, age 46, has held the position of Senior Vice President, Leasing since May 1998, having previously held the title of Vice President, Leasing since August 1996. Previously, Mr. St. Peter served as National Director of Real Estate for Bally's Total Fitness from 1995 to 1996, Midwest Manager of Real Estate for TJX Corporation from 1993 to 1995 and Director of Leasing for H.S.S. Development from 1990 to 1993.

  Frank J. Comber, age 58, has held the position of Vice President, Construction since August 1996. Prior to joining Bradley, Mr. Comber served as Vice President of Construction Services for Merchandise Mart Properties from 1989 to 1996 and First Vice President for Homart Development Company from 1973 to 1988.

                                  THE MERGER

GENERAL

  This Proxy Statement/Prospectus provides a summary of the material terms of the Merger Agreement and the transactions contemplated thereby. The discussion and description of the material terms of the Merger Agreement in this Proxy Statement/Prospectus are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and which is incorporated herein by reference.

  The Boards of Directors of each of Bradley and Mid-America have approved the Merger and the Merger Agreement, pursuant to which, upon fulfillment (or waiver) of the conditions set forth therein, (i) Mid-America will be merged with and into Bradley, with Bradley being the surviving corporation in the Merger, and (ii) each issued and outstanding share of Mid-America Common Stock will be converted into the right to receive forty-two hundredths (0.42) of a share of Series A Preferred Stock.

  As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time all shares of Mid-America Common Stock will cease to be outstanding, will be canceled and retired and will cease to exist. Each holder of a Certificate will thereafter cease to have any rights with respect to such shares of Mid-America Common Stock, except the right to receive shares of Series A Preferred Stock and cash in lieu of fractional shares of Series A Preferred Stock upon the surrender of such Certificate. Promptly after the Effective Time, the Exchange Agent will mail a letter of transmittal and instructions to each holder of a Certificate as of the Effective Time for use in effecting the surrender of the Certificate in exchange for certificates representing shares of Series A Preferred Stock and cash in lieu of fractional shares. See "The Merger Agreement--Exchange of Mid-America Stock Certificates."

BACKGROUND OF THE MERGER

  In January 1995, after discussion by the Mid-America Board with its management as to Mid-America's financial and stock performance and growth prospects, the Mid-America Board determined to explore strategic alternatives for Mid-America, including a sale or merger involving Mid-America. In April 1995, Mid-America retained SBCWDR, then named Dillon, Read & Co. Inc., as its financial advisor, to assist Mid-America in connection with its strategic alternatives and any potential transactions. Beginning in April 1995, discussions were initiated with a number of parties to solicit such parties' interest in a possible transaction with Mid-America. During the period from April 1995 to April 1998, over 50 parties reviewed public information concerning Mid-America and over 20 companies, including Bradley, signed confidentiality agreements and were provided with certain non-public information relating to Mid-America. In addition, during that period, SBCWDR provided periodic updates to the Mid-America Board with respect to SBCWDR's discussions with various parties.

  In April 1997, management of Mid-America called management of Bradley to inquire if Bradley had any interest in entering into merger discussions with Mid-America. Management of Bradley indicated uncertainty as to whether Bradley would be interested in such discussions at that time. During August 1997, management of Bradley advised management of Mid-America that Bradley would tour Mid-America's properties to determine if Bradley had an interest in entering into discussions with Mid-America.

  On October 1, 1997, the Mid-America Board met to review, among other things, the indications of interest received by Mid-America from certain parties, including Bradley, and a report from SBCWDR on the status of its discussions with such parties. In addition, the chief executive officers of three potential bidders, including Bradley, delivered presentations about their companies' businesses and financial condition and outlined the terms of potential business combinations involving Mid-America. Bradley at that time indicated a possible exchange ratio in a merger transaction of 0.5 shares of Bradley Common Stock for one share of Mid-America Common Stock. SBCWDR provided the Mid-America Board with a background report on the bidders making presentations on October 1.

  Following the October 1 meeting, the Mid-America Board authorized SBCWDR to seek the best proposal from those companies who had expressed an interest in effecting a merger with Mid-America. The Mid-America Board directed SBCWDR to request two of the bidders, including Bradley, to refine their proposals by October 3. At a meeting by telephone on October 6, 1997, SBCWDR provided the Mid-America Board with further information on the terms of merger proposals by another public company ("Bidder A") and by Bradley and advised the Mid-America Board that at that time Bidder A's proposal offered the highest value to the Mid-America stockholders. The Mid-America Board authorized its representatives to proceed with negotiations with Bidder A.

  Between October 6 and November 21, 1997, representatives of Mid-America and Bidder A and their respective financial advisors and legal counsel were in frequent contact to negotiate the terms of a definitive merger agreement, including the exchange ratio for Bidder A stock to be exchanged for the Mid-America Common Stock, price protection for Mid-America, and the fee payable to Bidder A if a third party acquired Mid-America after signing the merger agreement with Bidder A. Each party's legal, accounting and financial advisors also conducted their due diligence investigations of the other party during that period.

  Between October 9 and October 28, 1997, the Mid-America Board held four meetings by telephone at which SBCWDR summarized the status of the negotiations with Bidder A. The Mid-America Board was advised of the material unresolved issues between the parties. The Mid-America Board directed its representatives to continue negotiations with Bidder A to determine if terms more acceptable to Mid-America were possible.

  On November 17 and November 21, 1997, the Mid-America Board held meetings by telephone with Mid-America's management, SBCWDR and Mid-America's legal counsel. During these meetings Mid-America's management advised the Mid-America Board of its concern as to whether Bidder A and Mid-America would be able to negotiate and complete an acceptable merger transaction. Mid-America management further advised the Mid-America Board of the status of the negotiations and that considerable differences existed between the parties. The Mid-America Board requested that Mid-America management and SBCWDR continue the negotiations. However, negotiations between Mid-America and Bidder A terminated on November 21 as a result of the parties inability to agree on terms of a possible merger.

  On December 5, 1997, at the invitation of the chief executive officer of Bidder A, Mid-America's chief executive officer advised Bidder A of the substantive terms which would be necessary for Mid-America to enter into a merger transaction and for negotiations to resume.

  In mid-December, management of Bradley called management of Mid-America to ascertain the status of Mid-America's potential transaction with Bidder A. On January 12, 1998, management of Mid-America met with management of Bradley in Bradley's offices to discuss opening merger discussions.

  During the week of January 26, 1998, representatives of Bidder A contacted SBCWDR and expressed a desire to continue discussions of a possible business combination with Mid-America. On February 18, SBCWDR and representatives of Bidder A discussed by telephone the issues addressed on December 5th. Bidder A again indicated interest in resuming merger discussions and submitted a revised draft of the merger agreement for review by Mid-America.

  On February 19, 1998, Bradley sent Mid-America a draft of an exclusivity agreement and a term sheet outlining Bradley's proposed exchange of Series A Preferred Stock for Mid-America Common Stock. The Bradley proposal, among other things, provided that the holders of Mid-America Common Stock would receive 0.42 shares of Series A Preferred Stock in exchange for their shares of Mid-America Common Stock.

  On February 23, 1998, the Mid-America Board, Mid-America's management, SBCWDR and Mid-America's accountants and legal counsel held a meeting by telephone at which SBCWDR described the renewed interest by Bidder A and interest by Bradley in negotiating an acquisition of Mid-America. At the February 23 meeting, the Mid-America Board was advised that the revised merger agreement draft presented by Bidder A contained many of the terms previously unacceptable to Mid-America.

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

  SBCWDR advised the Mid-America Board during the February 23 meeting that the price per share of common stock of Bidder A had declined resulting in a $9.50 value per share of Mid-America Common Stock. The Bradley proposal involved the exchange of a newly issued Bradley preferred stock for the Mid-America Common Stock and, subject to conversion terms, would result at that time in a $10.50 value per share of Mid-America Common Stock (based on the $25.00 liquidation preference of the Series A Preferred Stock). SBCWDR also advised the Mid-America Board that Bradley would not commence a significant due diligence review of Mid-America unless Mid-America executed an exclusivity agreement with Bradley and agreed to reimburse Bradley under certain conditions for its expenses.

  The Mid-America Board directed Mid-America management and SBCWDR to continue discussions with Bidder A and with Bradley and to advise Bidder A that it would have to improve the exchange ratio for its offer to be competitive. Further, the Mid-America Board directed that Mid-America not enter into an exclusivity arrangement with either Bidder A or Bradley at that time.

  On February 27, March 6 and March 17, 1998, the Mid-America Board, Mid-America's management, SBCWDR and Mid-America's legal counsel met by telephone to discuss the status of negotiations with Bidder A and with Bradley. On March 17, SBCWDR reported that Bidder A had improved the exchange ratio, and that based on the most recent closing price of Bidder A's common stock the improved exchange ratio resulted in a value per share of Mid-America Common Stock of $10.17. Contrary to Mid-America's request that a vote against a transaction by the Mid-America shareholders would not result in a termination fee, Bidder A refused and increased the requested termination fee in such an event from an initial proposal from Bidder A of $500,000 to $1,000,000. SBCWDR also reported that the terms of the Bradley preferred stock requested by Mid-America were acceptable to Bradley, and that the value per share to be received by each holder of Mid-America Common Stock, based on the exchange ratio, was at that time $10.50. Further, Bradley had provided Mid-America with a preliminary draft of its proposed merger agreement. After discussion, the Mid-America Board directed Mid-America management to execute an exclusivity agreement with Bradley.

  After further discussions with Bradley, Mid-America management executed an exclusivity agreement with Bradley on March 23 providing that Mid-America would not enter into an agreement or negotiations with third parties with respect to an acquisition of Mid-America on or before April 7. Bradley commenced additional due diligence and the parties continued discussions on the draft merger agreement previously provided by Bradley.

  On March 27 and 28, 1998, management of Mid-America and SBCWDR met at Bradley's offices in Chicago with respect to Mid-America's due diligence review of Bradley. Bradley substantially completed its due diligence of Mid-America by April 7; however, at that date, Bradley had not completed its environmental due diligence review of Mid-America's properties. Bradley requested an extension of the exclusivity period, in order to complete the environmental due diligence review.

  On April 8, 1998, the Bradley Board met by telephone to consider the proposed merger with Mid-America. Members of the Bradley Board and management had discussed the possible acquisition of Mid-America as a part of Bradley's ongoing program to acquire Midwestern shopping centers on various occasions prior to this meeting, and on September 12, 1997, the Bradley Board had authorized the retention of BT Alex. Brown Incorporated ("BT Alex. Brown") as financial advisor to advise Bradley as to the terms of a possible business combination proposal to Mid-America.

  At the April 8, 1998 meeting of the Bradley Board, Bradley's senior management, together with its legal and financial advisors made a presentation to the Bradley Board with respect to the current operations and properties of Mid-America, the background of the proposed merger, a summary of its due diligence findings on Mid-America's properties, including environmental due diligence, and certain financial and valuation analyses of the transaction. Bradley's senior management also discussed the strategic rationale for the transaction and the potential benefits of the Merger to Bradley and its stockholders. BT Alex. Brown also made a presentation to the Board concerning the terms of the proposed Series A Preferred Stock. Bradley's legal advisors then concluded with a discussion of the directors' fiduciary duties and the likely timing for the signing of the Merger and closing of the transaction. The Bradley Board then authorized management to continue its environmental due diligence review and to proceed with the negotiation of a definitive merger agreement and definitive terms of the Series A Preferred Stock.

  On April 9, 1998, the Mid-America Board and Mid-America's management met by telephone with SBCWDR and Mid-America's legal counsel to consider Bradley's request to extend the exclusivity period. At the meeting, Mid-America management advised the Mid-America Board that Mid-America received a letter to Mid-America outlining a possible cash proposal of $13.00 per share for Mid-America Common Stock from an individual on April 6. SBCWDR had contacted the individual and had a series of discussions with him and a discussion with a company designated by the individual as a source of financing for the individual. SBCWDR also reviewed the individual's experience in property transactions and noted that he reported no experience in an acquisition transaction similar to an acquisition of Mid-America. SBCWDR and Mid-America management advised the Mid-America Board that Bradley had suspended discussions until Mid-America was willing to continue discussions only on an exclusive basis. After discussion, the Mid-America Board directed Mid-America management and SBCWDR to develop more background on the individual and enter into discussions to determine the credibility of his proposal. The Mid-America Board further directed Mid-America management and SBCWDR to complete these discussions as soon as possible in order not to lose the Bradley proposal in the event the individual's proposal was not attainable.

  On April 10, 1998, after further discussions between SBCWDR and the individual, the individual and his designated financing source executed confidentiality agreements with Mid-America and received certain non-public information related to Mid-America. The individual and representatives from the prospective financing company traveled to Mid-America offices on April 14 for additional review of non-public information and documents. During the course of the visit, Mid-America management and SBCWDR held discussions with the prospective financing company representatives to determine the certainty of the financing.

  On April 16, 1998, the Mid-America Board and Mid-America's management met by telephone with SBCWDR and Mid-America's legal counsel. The Mid-America Board considered the proposal by the individual and was advised by SBCWDR and Mid-America management that (i) neither the individual nor the company the individual designated as a source of financing had ever consummated an acquisition of a REIT or any public company, nor any transaction nearly as large as the acquisition of Mid-America, (ii) the individual refused to furnish any evidence of his financial capabilities, (iii) the financing source had been in operation for less than one year, (iv) the $13.00 proposal was predicated upon assumptions by the individual that appraisals of Mid-America's properties would aggregate a minimum of $170 million, a valuation level which was significantly higher than the levels indicated by any potential purchaser or lender during the time that SBCWDR had been engaged by Mid-America, (v) the significant difference in the assumed property appraisal called into question the ability of the individual to obtain appraisals supporting the valuation,
(vi) the proposal was based on a number of contingencies and did not include the assumption of any "contingent liabilities", and (vii) the individual and his financing source had failed to provide a coherent, consistent and credible financing structure.

  At the same meeting, SBCWDR and Mid-America's management advised the Mid-America Board that in the judgment of SBCWDR and Mid-America's management, Bradley was likely to withdraw its proposal if Mid-America did not extend the exclusivity agreement and proceed with negotiations. SBCWDR recommended that Mid-America extend the exclusivity agreement with Bradley and after discussion the Mid-America Board concluded that Mid-America should not lose the reasonable certainty of a merger agreement with Bradley in order to pursue the individual's conditional and uncertain proposal. The exclusivity agreement was extended through April 27, and the individual was notified of Mid-America's actions.

  On April 22, 1998, the Mid-America Board held its regularly scheduled annual meeting. At the meeting, SBCWDR and Mid-America's legal counsel provided an update on the status of negotiations with Bradley and on the status of the environmental due diligence. Management advised the Mid-America Board that further environmental testing was required at Mid-America's Thunderbird Mall and that in order to reasonably complete the environmental testing and conclude negotiations, the exclusivity period should be extended to May 27. The Mid-America Board authorized an extension of the exclusivity agreement to May 27.

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

  On May 27, 1998, the Mid-America Board met with Mid-America management, SBCWDR and Mid-America's legal counsel. The proposed transaction with Bradley was reviewed in detail with the Mid-America Board. The presentations and discussions at the meeting were wide-ranging and detailed and included, among other things, (i) a presentation by management regarding events since the April 16 meeting of the Mid-America Board, (ii) a description by Mid-America's legal counsel of the material terms of the Merger Agreement and related documents, including the preferred stock provisions, (iii) a presentation by Mid-America legal counsel regarding the duties of directors, and (iv) a presentation by SBCWDR regarding the fairness of the transaction with Bradley from a financial point of view. The Mid-America Board was advised of the issues remaining unresolved with respect to the transaction, including the status of environmental due diligence which was expected to be completed by May 29. The Mid-America Board authorized management and its advisors to proceed with the proposed transaction with Bradley and approved an extension of the exclusivity agreement through May 30, 1998.

  At a telephonic meeting on May 27, 1998, the Bradley Board reviewed, among other things, the status of the negotiations with Mid-America, the strategic rationale for the Merger and its potential benefits to Bradley's stockholders and the results of Bradley's environmental due diligence review of Mid-America. During such meeting, the Bradley Board reviewed the terms of the Merger Agreement and the Series A Preferred Stock. BT Alex. Brown also made a presentation to the Board concerning its financial analyses of the proposed transaction and stated that it believed it would be able to provide its opinion to the Bradley Board that the Exchange Ratio would be fair to Bradley and its stockholders from a financial point of view, based upon the transaction as then negotiated and upon the facts and circumstances as they existed at the time, subject to certain assumptions, factors and limitations. Thereafter the Bradley Board unanimously approved the form of the Merger Agreement and authorized management to complete negotiations of, and execute, the Merger Agreement, subject to written confirmation as the date of the execution of the Merger Agreement of such a fairness opinion from BT Alex. Brown.

  On May 30, 1998, the Mid-America Board met by telephone with Mid-America management, SBCWDR and Mid-America's legal counsel. The Mid-America Board was advised that the environmental due diligence had been completed and that all issues with respect to the Merger Agreement had been resolved. Mid-America's legal counsel described the final terms of the Merger Agreement and related documents, and SBCWDR provided its opinion that the consideration to be received by the Mid-America Stockholders in the Merger (the "Merger Consideration") was fair from a financial point of view to the Mid-America Stockholders. Thereafter, following discussion, the Mid-America Board, by unanimous vote, approved the Merger and the Merger Agreement and related documents. Subsequently, the parties executed the Merger Agreement and publicly announced the transaction.

RECOMMENDATION OF THE MID-AMERICA BOARD; REASONS FOR THE MERGER

  At its May 30, 1998 meeting, the Mid-America Board determined that the Merger was fair to and in the best interests of Mid-America and its stockholders. Accordingly, at such meeting, the Mid-America Board approved the Merger and the Merger Agreement and directed that the Merger Agreement be submitted to the holders of shares of Mid-America Common Stock for approval and adoption.

  The determination of the Mid-America Board to approve the Merger Agreement was based upon consideration of a number of factors. The following list includes the material factors considered by the Mid-America Board in their evaluation of the Merger and the Merger Agreement:

  . The opportunity for the Mid-America Stockholders to participate as holders of Series A Preferred Stock, in a larger, more diversified company, and to participate in the value that may be generated through the combination of the two companies through their status as stockholders of Bradley.

  . The Exchange Ratio negotiated with Bradley under the Merger Agreement in addition to the terms of the Series A Preferred Stock, which included a 2.20% dividend yield advantage to Bradley Common Stock.

  . The fact that the Mid-America Stockholders will receive a slightly higher pre-tax dollar value of dividend income from the Series A Preferred Stock than the Mid-America Common Stock.

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

  . The strategic and financial alternatives available to Mid-America, including remaining an independent company, and other indications of interest received by Mid-America.

  . The historical market prices of Mid-America Common Stock and Bradley Common Stock and the historical market prices of shares of Mid-America Common Stock compared to Bradley's acquisition price per share of Mid-America Common Stock based on the Exchange Ratio.

  . Certain publicly-available information with respect to the financial condition and results of operations of Bradley.

  . The financial presentation and written opinion, dated May 30, 1998, of SBCWDR to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Merger Consideration was fair from a financial point of view to the holders of Mid-America Common Stock. See "--Opinion of Mid-America's Financial Advisor."

  . The fact that the Merger was designed to be tax-free to the Mid-America Stockholders.

  . The fact that, to the extent required by the fiduciary obligations of the Mid-America Board, as determined by the Mid-America Board after consultation with and based upon the advice of its outside legal counsel, the Mid-America Board may withdraw its recommendation and Mid-America may terminate the Merger Agreement, subject, in certain circumstances, to the payment of a termination fee.

  The Mid-America Board also considered certain potentially negative factors which could arise in connection with the Merger. These included (i) the transaction costs involved in connection with consummating the Merger, (ii) the substantial management time and effort required to effectuate the Merger,
(iii) the risk that Bradley may be unable to integrate the operating practices of Mid-America and Bradley successfully, and (iv) the potential obligation of Mid-America to pay a termination fee and reimburse certain expenses to Bradley under certain circumstances if the Merger is not consummated. The Mid-America Board did not believe that the negative factors were sufficient, either individually or collectively, to outweigh the potential advantages of the Merger.

  The foregoing discussion of the information and factors considered by the Mid-America Board is not intended to be exhaustive, but includes the material factors considered by the Mid-America Board. The Mid-America Board did not assign relative weights to these factors or determine that any factor was of greater importance than another. A determination of the various weightings would, in the view of the Mid-America Board, be impractical. The Mid-America Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  THE MID-AMERICA BOARD RECOMMENDS THAT THE HOLDERS OF MID-AMERICA COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

OPINION OF MID-AMERICA'S FINANCIAL ADVISOR

  On May 30, 1998, the Mid-America Board received SBCWDR's oral opinion, later confirmed in writing dated May 30, 1998, which provided that, as of such date, the Merger Consideration to be received by the Mid-America Stockholders pursuant to the terms of the Merger Agreement, was fair to the Mid-America Stockholders from a financial point of view. A copy of SBCWDR's written opinion is attached as Annex C hereto and should be read in its entirety for a description of the procedures followed, matters considered, assumptions made and methods employed by SBCWDR.

  In arriving at its opinion, SBCWDR, among other things:

      (i) reviewed the Merger Agreement and certain business and financial information relating to Mid-America, including certain financial forecasts provided by Mid-America;

      (ii) reviewed and discussed the business and prospects of Mid-America with Mid-America management;

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

      (iii) considered the financial terms of indications of interests and proposals made to Mid-America either directly or through SBCWDR, since Mid-America engaged SBCWDR in 1995;

      (iv) considered certain financial and stock market data related to Mid-America and its common stock and compared that information to similar data for publicly held companies in businesses generally comparable to that of Mid-America;

      (v) reviewed and analyzed certain publicly available business and financial information relating to Bradley and discussed the business and prospects of Bradley with Bradley's management;

      (vi) considered the financial terms of certain other transactions, including business combinations, which have recently been effected;

      (vii) reviewed and analyzed the terms of the convertible preferred stock to be issued by Bradley and compared such terms to certain other similar securities issued by companies in businesses generally comparable to that of Bradley; and

      (viii) considered such other information, financial studies and analyses, and financial, economic and market criteria as SBCWDR deemed relevant.

  In connection with its review, SBCWDR did not assume any responsibility for independent verification of any of the foregoing information and, with Mid-America's consent, relied on such information as being complete and accurate in all material respects. In addition, SBCWDR did not make any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Mid-America and Bradley. With respect to the financial forecasts referred to above, SBCWDR assumed, with Mid-America's consent, that the Mid-America company financial forecasts were prepared reasonably on a basis reflecting the best currently available estimates and judgments of the management of Mid-America as to the future financial performance of Mid-America. SBCWDR's opinion was based on economic, monetary, and market conditions existing on May 30, 1998. No other limits were placed on SBCWDR with respect to the investigations made or procedures followed by SBCWDR in rendering its opinion.

  In arriving at its opinion, SBCWDR did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in rendering such opinions and on then existing economic, monetary and market conditions as to the significance and relevance of each analysis and factor. Accordingly, SBCWDR believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, SBCWDR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Mid-America's and Bradley's control. Any estimates contained in SBCWDR's analyses are not necessarily indicative of actual values or predictive of future results therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities might be sold.

  The following summarizes the material quantitative analyses relating to Mid-America and Bradley performed by SBCWDR in arriving at the opinion dated May 30, 1998 presented to the Mid-America Board.

  Historical Stock Performance and Relative Valuation. SBCWDR compared the trading price of the shares of Mid-America Common Stock and Bradley Common Stock for a five-year period. Over the five-year period, the trading price of Bradley Common Stock grew at a greater rate than the trading price of Mid-America Common Stock; the share price of Mid-America Common Stock underperformed the retail REIT share price index and the share price of Bradley Common Stock frequently traded relatively close to the REIT index. Bradley has also provided a greater total return (defined as stock price appreciation plus dividends received) for its stockholders than Mid-America has for its stockholders over the prior six months, one year, two years, three years, four years and five years. The Exchange Ratio of 0.42 results in an assumed valuation of $10.50 per share of Mid-America Common Stock, a price which is generally above Mid-America's share price since early 1994.

  Going Concern Valuation. SBCWDR considered the going concern value of Mid-America, with an analysis of the market multiples and discounted dividend and future stock price.

  The market multiples analysis was performed by reviewing the market multiples at which the common stock traded for a peer group of selected REITs with investments that are primarily comprised of community centers and with market values of equity below $500 million. The average multiples for the peer group were 9.9x, 11.8x and 8.6% respectively of FFO (defined as Net Income adjusted for non-cash items in the income statement), Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and dividend yield, with an FFO multiple range of 6.6-13.1x, an EBITDA multiple range of 10.0-13.7x and a dividend yield range of 10.7-7.4%, compared to implied multiples for the Merger (based on an assumed valuation of Mid-America Common Stock of $10.50 per share) of 8.3x, 9.6x and 8.4%.

  The discounted dividend and future stock price valuation analysis was based on cash flow distributions as projected by Mid-America, assuming that all properties are held through a five-year period ending December 31, 2002. The value at the end of the projection period was based on an assumed multiple of adjusted FFO at the end of the period. The present value of the projected dividend distributions and of the terminal value was calculated based on discount rates ranging from 12% to 14%. Projections of cash flow were performed by Mid-America for each property, based on Dynalease lease-by-lease analysis and projections of cash flow from income producing assets and overhead cost. Key assumptions in the Mid-America model included: rental rates and recoveries based on current market terms for each Mid-America property; a 3% growth in market rental, expenses and sales volume; 0.5% credit loss; lease-up of all significant vacancies within six to 12 months; 95% stabilized occupancy; refinancings as debt matures with interest rates at 8.5% to 9.5% per annum and 25-year amortization; and a per share Mid-America Common Stock dividend of $0.88. The terminal value at the end of the five-year period was calculated based on a 8.0x to 10.0x FFO multiple. The value of the Mid-America Common Stock based on this analysis ranges between $8.93 to $11.24 per share.

  Liquidation Valuation. In SBCWDR's opinion, a broad and active market exists to acquire unencumbered fee simple interest in community centers and regional shopping malls. SBCWDR examined the break-up value of Mid-America assuming that each Mid-America property was sold and Mid-America was liquidated. SBCWDR utilized a capitalization rate methodology to value the individual properties. Estimates of capitalization rates were based on SBCWDR's experience and on discussions with Mid-America's management. Gross property values were estimated by dividing 1997 net cash flow for each property, as estimated by Mid-America, by a capitalization rate for community centers ranging between 10% to 12% and for regional malls ranging between 10.25% to 12%. Variations in capitalization rates were based on property and market attributes which include location, competition, market demographics, proportion of income from "credit" tenants, near-term rental increase potential, lease-up potential and re-leasing risk, property dominance in the market place, maintenance history and expansion potential. Selling expenses were assumed to be 3.0% of the sale proceeds. The value of other assets, such as out-lot parcels, were estimated on a property-by-property basis. Receivables were assumed to be collectible and liabilities were assumed to be paid from sales proceeds. Proceeds from the sale of joint venture properties were assumed to be distributed to each of the partners based on the respective partnership interest in the partnership. The net liquidation proceeds were estimated to equal a range of $79.0 to $85.7 million or a value ranging from $9.53 to $10.34 per share of Mid-America Common Stock.

  SBCWDR also performed a portfolio liquidation valuation analysis by utilizing cash flow projections provided by Mid-America. Lease-by-lease inputs were assumed to be accurate. The terminal value of the properties at the end of the five-year holding period were calculated by using a capitalization rate ranging for the entire portfolio of 10.5% to 11.5% which reflected approximately a 50-basis point premium to going-in capitalization rate estimates. Out-lot parcel sales were projected annually. Annual cash flows and terminal values were discounted back to present values using discount rates ranging from 11% to 13%. After adjusting for balance sheet assets and liabilities, the net present value of equity was calculated with a value ranging from $8.79 to $10.96 per share of Mid-America Common Stock.


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

  Acquisition Precedents. Although there have been few acquisitions of REITs that are comparable to Mid-America, SBCWDR reviewed certain REIT merger transactions. The majority of the transactions reviewed were primarily community centers with equity values of less than $300 million. Recent REIT merger transactions have occurred at a wide range of multiples and premiums, and some transactions have resulted in discounts to market prices. Some of the higher multiples reflect the anticipation of strong future growth for a particular target. Such REIT merger transactions produced FFO multiples, EBITDA multiples and premiums paid averaging 11.3x, 12.6x and 10.5%, respectively, with an FFO multiple range of 7.0-15.2x, an EBITDA multiple range of 9.6-15.5x and a premium range of (6.5)-33.0%, compared to the Merger Consideration (based on an assumed Mid-America stock valuation of $10.50 per share) of 8.3x, 9.6x and 5.7%, respectively.

  Comparable Convertible Analysis. SBCWDR reviewed the dividend yield advantage and conversion premium of convertible preferred stock issued by a number of other REITs. The REIT group consisted of Developers Diversified Realty, Merry Land & Investment, Security Capital Industrial, Redwood Trust, Vornado Realty Trust and Equity Residential Properties. The yield advantage, which consists of the difference between the dividend yield on the convertible preferred stock and the underlying common stock, ranged from .90% to 3.48% for the group, with an average of 2.04%. The dividend yield for the Series A Preferred Stock is 8.4% and for the Bradley Common Stock is 6.20%, resulting in a dividend yield advantage of the Series A Preferred Stock over the Bradley Common Stock of 2.20%. The conversion premium, which consists of the conversion price to exercise the convertible preferred stock for the underlying common stock divided by the price of the underlying common stock on the date of the issuance of the convertible preferred stock, ranged from 5.41% to 25.00% for the group, with an average of 13.13%. The conversion premium for the Series A Preferred Stock was calculated as a 16% premium to the average closing price of Bradley Common Stock for the 20 trading days prior to the signing of the Merger Agreement. SBCWDR believes that there is a strong correlation between an increase in yield advantage and an increase in the conversion premium and the Series A Preferred Stock was consistent with the data resulting from a regression analysis. As such, a conversion premium between 12% and 18% was deemed likely to result in the Series A Preferred Stock trading at $25.00 par assuming current market conditions.

  SBCWDR has acted as financial advisor to Mid-America in connection with the Merger. SBCWDR will receive a fee of $1,153,518 upon consummation of the Merger, which will be reduced by a fee of $200,000 received by SBCWDR for delivery of its opinion and a $100,000 retainer fee received at the inception of its engagement by Mid-America. Mid-America has also agreed to reimburse SBCWDR for reasonable expenses in connection with the Merger and to indemnify SBCWDR, its affiliates and their respective directors, officers, employees, agents and controlling persons against certain liabilities, including liabilities under federal securities laws.

  SBCWDR is an investment banking firm and, as a part of its investing banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for state, corporate and other purposes.

  SBCWDR has performed various investment banking services for Mid-America in the past and has received customary fees for such services. In the ordinary course of business, SBCWDR and its affiliates actively trade in the equity securities of Mid-America and Bradley for their own accounts and the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities.

INTERESTS OF CERTAIN EXECUTIVE OFFICERS AND EMPLOYEES OF MID-AMERICA

  In considering the recommendation of the Board of Directors of Mid-America to approve the Merger and the Merger Agreement, stockholders should be aware that certain executive officers and other employees of Mid-America have certain interests in, and will receive benefits from, the Merger that are separate from the interests of, and benefits to, Mid-America Stockholders generally.

 Executive Change in Control Payments

  Mid-America has an employment agreement with each of Jerome L. Heinrichs (who is also a director of Mid-America) and Dennis G. Gethmann (the "Executives"), which provides for a change in control severance payment (the "Change in Control Severance Payment") equal to 200% of his then current base salary following a termination within twelve months following the Merger. In addition, each Executive would be entitled to receive any fringe benefits which were being provided on the date of his termination for up to twenty-four (24) months following termination or until such Executive secures alternative employment providing similar fringe benefits.

 Termination of Outstanding Options

  At the Effective Time, all of the outstanding options to purchase Mid-America Common Stock will be cancelled and the holders thereof will be entitled to receive cash equal to the difference between the fair market value of the underlying Mid-America Common Stock and the exercise price of the options. Assuming a fair market value of $10.50 per share of Mid-America Common Stock, Messrs. Heinrichs and Gethmann will each be entitled to receive $125,000 at the Effective Time in exchange for the cancellation of their options. No other optionholders would be entitled to a termination payment at such an assumed value.

 Employee Stay Bonuses/Change in Control Payments

  In addition to the employment agreements with Messrs. Heinrichs and Gethmann, Mid-America has entered into Stay Bonus/Change in Control Agreements with nineteen other employees pursuant to which each such employee will be entitled to a fixed severance payment following an involuntary termination within twelve months after the Merger. The total amount which may be payable under these agreements is $299,536.

 1998 Bonus Program

  The Board of Directors of Mid-America adopted a bonus program pursuant to which certain employees are eligible to receive bonuses from an aggregate bonus pool of $125,000 contingent upon Mid-America achieving certain financial objectives during 1998. Fifty percent of the bonus pool has been reserved for Messrs. Heinrich and Gethmann and the remaining fifty percent is allocable among the remaining eligible employees. Pursuant to the terms of the program, a portion of the bonus pool will be distributed at the Effective Time if Mid-America is on target to meet the specified financial objective at such time. Assuming a closing date for the Merger of August 1, 1998, Bradley estimates that approximately $72,917 would be paid pursuant to the program, of which approximately $36,458 will be distributed to Messrs. Heinrichs and Gethmann.

 Severance Pay Policy

  Historically, Mid-America also has maintained a severance pay policy applicable to all of its full time and certain of its part-time employees (except officers and directors) pursuant to which eligible employees may be entitled to receive upon termination a severance payment equal to two weeks of pay for every year of service completed prior to termination, up to a maximum of 20 weeks. The maximum aggregate amount which may be payable under the policy is $251,708.

 Summary of Amounts Payable upon Merger

  The following table sets forth the calculation of the amounts for each Executive and for the rest of the employees as a group.

                                             ESTIMATED VALUE     OPTION               TOTAL VALUE
                         CHANGE IN CONTROL  OF FRINGE BENEFITS TERMINATION 1998 BONUS OF PAYMENTS
                         SEVERANCE PAYMENTS    (24 MONTHS)      PAYMENTS    PAYMENTS  UPON MERGER
                         ------------------ ------------------ ----------- ---------- -----------
Jerome L. Heinrichs.....      $316,500           $61,952        $125,000    $18,229    $521,681
Dennis G. Gethmann......      $284,850           $57,126        $125,000    $18,229    $485,205
All Other Employees.....      $551,244(1)            N/A             N/A    $36,459    $587,703

--------
(1) Includes maximum amount payable under the Stay Bonus/Change in Control Agreements, the 1998 Bonus Program and the Severance Pay Policy.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  For a description of certain federal income tax considerations relating to the Merger, see "Federal Income Tax Considerations--Tax Consequences of the Merger."

ACCOUNTING TREATMENT

  Bradley will account for the Merger as a purchase in accordance with Accounting Principles Board Opinion No. 16. Purchase accounting for a combination is similar to the accounting treatment used in the acquisition of any asset group. The fair market value of the consideration (cash, stock, debt securities, etc.) given by the acquiring firm is used as the valuation basis for the combination. The assets and liabilities of the acquired firm are revalued to their respective fair market values at the combination date. The financial statements of the acquiring company reflect the combined operations from the date of combination.

REGULATORY APPROVAL

  Mid-America and Bradley believe that the Merger may be consummated without notification being given or certain information being furnished to the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and that no waiting period requirements under the HSR Act are applicable to the Merger. However, there can be no assurance that the consummation of the Merger will not be delayed by reason of the HSR Act. At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Bradley or Mid-America. At any time before or after the Effective Time, any state could take such action under its own antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Mid-America or assets of Bradley or Mid-America by Bradley. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

CERTAIN RESALE RESTRICTIONS

  All shares of Series A Preferred Stock received by the Mid-America Stockholders in the Merger will be freely transferable, except that shares of Series A Preferred Stock received by persons (and the shares of Bradley Common Stock issuable upon conversion thereof) who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Mid-America at the time of the Mid-America Special Meeting may be resold by them only in transactions permitted by the resale provision of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Bradley) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Bradley or Mid-America generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Mid-America to exercise its reasonable best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell, transfer or otherwise dispose of any of the Series A Preferred Stock issued to such person in or pursuant to the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act; (ii) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act; or (iii) in the opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Bradley, such sale, transfer or other disposition is exempt from registration under the Securities Act.

NEW YORK STOCK EXCHANGE LISTING

  It is a condition to Mid-America's and Bradley's obligations to consummate the Merger that Bradley obtain approval from the NYSE for the listing on the NYSE of the shares of Series A Preferred Stock to be issued in the Merger and the Bradley Common Stock issuable upon conversion of the Series A Preferred Stock, subject to official notice of issuance. See "The Merger Agreement-- Conditions to the Merger."

REASONS FOR BRADLEY BOARD APPROVAL OF MERGER; NO REQUIREMENT FOR APPROVAL BY HOLDERS OF BRADLEY COMMON STOCK

  The Bradley Board approved the Merger because it fits with its stated acquisition plan to acquire community and neighborhood shopping centers in the Midwest that are anchored by strong national, regional and independent grocery chains. See "The Companies--Bradley." In connection with the Merger, Bradley will acquire additional assets in existing markets such as Minnesota, Wisconsin and Indiana as well as acquiring assets in new Midwest target markets such as Omaha, Nebraska. See "The Companies--Bradley Following the Merger." Another factor considered by the Bradley Board in approving the transaction is that the Merger will be accretive to Bradley's net income per share and FFO per share. See "Summary--Summary Historical and Unaudited Pro Forma Combined Financial Data" and "Pro Forma Condensed Combined Financial Statements."

  Having been approved by the Bradley Board, the Merger does not also require approval by the holders of Bradley Common Stock under the MGCL, inasmuch as the Bradley Charter already contains authority for the Bradley Board to issue preferred stock and to designate and establish the Series A Preferred Stock and the number of shares of Bradley Common Stock that are issuable upon full conversion of the Series A Preferred Stock is less than 20% of the number of shares of Bradley Common Stock to be outstanding immediately before the Effective Time of the Merger.

DISSENTERS' RIGHTS

  Under the MGCL, stockholders of Mid-America and Bradley are not entitled to dissenters' rights in connection with the Merger.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of certain material United States federal income tax consequences of the Merger to Bradley and Mid-America and their respective U.S. Stockholders (as defined below in "--Taxation of Taxable U.S. Stockholders") as well as certain other tax considerations for U.S. holders of Bradley stock. The following discussion is based upon current provisions of the Code, existing temporary and final regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. No attempt has been made to comment on all United States federal income tax consequences of the Merger that may be relevant to stockholders of Bradley and Mid-America. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular stockholder of Bradley or Mid-America.

TAX CONSEQUENCES OF THE MERGER

  It is a condition to consummation of the Merger that prior to the Closing, Goodwin, Procter & Hoar LLP, counsel to Bradley, will deliver an opinion to Bradley and Mid-America to the effect that, based on representations of Bradley and Mid-America and on assumptions and conditions set forth in such opinion, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and the following discussion assumes the Merger is so treated.

  As a consequence of reorganization treatment, neither Bradley nor Mid-America will recognize gain or loss as a result of the Merger. Stockholders of Mid-America who exchange all of their Mid-America Common Stock solely for Series A Preferred Stock pursuant to the Merger will not recognize gain or loss (except with respect to cash received in lieu of a fractional share interest in Series A Preferred Stock). The aggregate tax basis of the Series A Preferred Stock received by stockholders who exchange all of their Mid-America Common Stock solely for Series A Preferred Stock in the Merger will be the same as the aggregate tax basis of the Mid-America Common Stock surrendered (reduced by any amount allocable to a fractional share interest for which cash is received). Provided the shares of Mid-America Common Stock were held as a capital asset at the Effective Time, the holding period for shares of Series A Preferred Stock received by a stockholder in exchange will include the period that such shares of Mid-America Common Stock were held. The Bradley Stockholders will not recognize gain or loss as a result of the Merger.

  Cash received in lieu of fractional shares of Series A Preferred Stock will be treated as received in redemption for such fractional interests, and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Series A Preferred Stock allocable to such fractional shares. Such gain or loss will constitute capital gain or loss from the sale of stock if the stockholder holds its Mid-America Common Stock as a capital asset at the Effective Time.

  Under a recently enacted provision of the Code, "nonqualified preferred stock" may be treated as taxable "boot" in a reorganization. In the opinion of Goodwin, Procter & Hoar LLP, the Series A Preferred Stock is not nonqualified preferred stock within the meaning of this provision; nonetheless, the provision is new, implementing regulations have not yet been promulgated, and the Internal Revenue Service ("IRS") could challenge this determination. If such a challenge were successful, the former holders of Mid-America Common Stock would recognize gain (but not loss) on the receipt of the Series A Preferred Stock, in an amount equal to the difference between the fair market value of the Series A Preferred Stock received and the adjusted tax basis of the Mid-America Common Stock surrendered in exchange.

PRE-MERGER DIVIDENDS

  Pursuant to the Merger Agreement, Mid-America will be required to distribute to the holders of Mid-America Common Stock immediately prior to the Merger an amount at least equal to any undistributed "real estate investment trust taxable income" of Mid-America for Mid-America's short taxable year ending with the Effective Time of the Merger plus any additional amount required to reduce its current and accumulated earnings and profits (as described in Section 312 of the Code) to zero (the "Pre-Merger Dividend"). The Pre-Merger Dividend made to Mid-America's taxable U.S. Stockholders will be taxable to such U.S. Stockholders as ordinary income (or capital gain in the case of any portion properly designated as a capital gain dividend) to the extent it is made out of current or accumulated earnings and profits, and will not be eligible for the dividends received deduction generally available for corporations. See "--Taxation of Taxable U.S. Stockholders."

REIT QUALIFICATION

  Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. Prior to the consummation of the Merger, each of Bradley and Mid-America has been and will continue to be operated in a manner intended to allow it to qualify as a REIT. It is intended that Bradley will operate following the Merger in a manner so that it will continue to qualify as a REIT. If Bradley fails to qualify as a REIT in any taxable year, Bradley will be subject to federal income taxation as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, Bradley could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain Code provisions, Bradley also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification was lost. Failure of either Bradley or Mid-America to have qualified as a REIT prior to the Merger could disqualify Bradley as a REIT and/or subject it to significant tax liabilities. See "Risk Factors--Adverse Consequences of Failure to Qualify as a REIT."

  To qualify as a REIT, a company must comply with a number of annual requirements regarding its income, assets and distributions. These requirements impose a number of restrictions on the company's operations. For example, a REIT may not lease property if the lease has the effect of giving the company a share of the net income of the lessee. The amount of personal property that may be included under a lease may not exceed a defined, low level, and the company may not provide services to its tenants, other than customary services and de minimis non-customary services. A REIT's ability to acquire non-real estate assets is restricted, and a 100% tax is imposed on any gain that a REIT realizes from sales of property to customers in the ordinary course of business (other than property acquired by reason of certain foreclosures), effectively preventing REITs from participating directly in condominium projects and other projects involving the development of property for resale. Minimum distribution requirements also generally require REITs to distribute at least 95% of their taxable income each year (excluding any net capital gain).

  Prior to the Closing, Goodwin, Procter & Hoar LLP will render an opinion to Bradley and to Mid-America to the effect that following the Closing, Bradley will be organized in conformity with the requirements for qualification as a REIT and the proposed manner of operations of Bradley will enable Bradley to continue to qualify as a REIT. This opinion will be based on representations from Bradley regarding its compliance with the requirements for REIT qualification and on the opinion of Deloitte & Touche LLP, with respect to Mid-America described below, and is not binding on the IRS. In addition, the opinion of Goodwin, Procter & Hoar LLP will be based on current law, and changes in applicable law could adversely affect Bradley's ability to qualify as a REIT. With respect to the REIT qualification of Mid-America prior to the Merger, Deloitte & Touche LLP, accountants for Mid-America, will render an opinion to the effect that Mid-America has qualified as a REIT under the Code from January 1, 1990, through the date of the opinion. This opinion will be based on certain representations from Mid-America, certain assumptions regarding Mid-America and a review of certain enumerated agreements and documents, in each case as set forth in the opinion, and is not binding on the IRS.

  Each of Bradley's and Mid-America's qualification as a REIT depends on its having met or meeting, as the case may be, through actual operating results, the various requirements for qualification as a REIT under the Code. Goodwin, Procter & Hoar LLP has not verified and will not verify the companies' compliance with those tests. Moreover, qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the companies' control. Accordingly, no assurance can be given that Bradley will satisfy such tests on a continuing basis following the Merger and no assurance can be given that the IRS will not challenge the status of Bradley or Mid-America as a REIT prior to the Merger or the status of Bradley as a REIT following the Merger.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

  As used herein, the term "U.S. Stockholder" means a holder of Series A Preferred Stock or Bradley Common Stock that for United States federal income tax purposes (A) is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and (B) is not an entity that has a special status under the Code (such as a tax-exempt organization or a dealer in securities).

  Dividends and Other Distributions. As long as Bradley qualifies as a REIT, distributions made to Bradley's U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on Bradley stock are out of current or accumulated earnings and profits, the earnings and profits of Bradley will be allocated first to the outstanding Series A Preferred Stock, and then allocated to Bradley's Common Stock. See "Summary--Bradley's Distribution and Dividend Policy." Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Bradley's actual net capital gain for the taxable year and subject to the discussion below regarding the Taxpayer Relief Act of 1997) without regard to the period for which the holder has held its capital stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or as mid-term capital gain if the holder is an individual, estate or trust and the shares have been held for fewer than 18 months but more than one year, and as short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by Bradley in October, November or December of any year payable to a stockholder of record on a specified date in any such month will be treated as both paid by Bradley and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Bradley during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Bradley.

  Bradley may elect to retain and pay income tax on its net long-term capital gains recognized during the taxable year. Under the Taxpayer Relief Act of 1997 (the "Relief Act"), if Bradley so elects for a taxable year, its stockholders would include in income as capital gain their proportionate share of such portion of Bradley's net capital gains as Bradley may designate. Such retained capital gains may be further designated by Bradley as 20% rate gain, unrecaptured Section 1250 gain, or 28% rate gain, as discussed below. Stockholders must account for their share of such retained capital gains in accordance with such further designation; if no further designation is made, the retained capital gains are treated as 28% rate gain. A stockholder would be deemed to have paid its share of the tax paid by Bradley, which would be credited or refunded to the stockholder. The stockholder's basis in its shares of Series A Preferred Stock or Bradley Common Stock, as applicable, would be increased by the amount of undistributed capital gains (less the capital gains tax paid by Bradley) included in the stockholder's capital gains.

  The Relief Act altered the taxation of capital gain income. Under the Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The Relief Act also provides a maximum rate of 25% for "unrecaptured Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. The Relief Act allows the IRS to prescribe regulations on how the Relief Act's new capital gain rates will apply to sales of assets by, and sales of interests in, "pass-through entities," which include REITs such as Bradley. IRS Notice 97-64 (the "Notice") sets forth guidance regarding sales of assets by REITs pending the release of regulations and provides, among other things, that a REIT may designate a capital gains dividend as a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution or a 28% rate gain distribution. Absent any such designation, a capital gains dividend will be treated as a 28% rate gain distribution. In general, the Notice provides that a REIT must determine the maximum amounts that may be designated in each class of capital gain dividends as if the REIT were an individual whose ordinary income is subject to a marginal tax rate of at least 28 percent. Similar rules will apply in the case of designated retained capital gains (see discussion above). Bradley will notify stockholders after the close of Bradley's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain (and, with respect to capital gain dividends, the portions constituting 20% rate gain distributions, unrecaptured Section 1250 gain distributions, and 28% rate gain distributions), as well as the amounts of any designated retained capital gains (including the amounts thereof constituting 20% rate gain, unrecaptured Section 1250 gain, and 28% rate gain) and Bradley's taxes with respect to any designated retained capital gains. Final regulations when issued may alter the rules of the Notice. In addition, the IRS has not prescribed regulations or other guidance regarding the application of the new rates to sales of interests in REITs such as Bradley, and it remains unclear how the new rules will affect such sales (if at all). Investors are urged to consult their own tax advisors with respect to the new rules contained in the Relief Act.

  Sale of Series A Preferred Stock or Bradley Common Stock. On the sale of shares of Series A Preferred Stock or Bradley Common Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series A Preferred Stock or Bradley Common Stock, as applicable. Such gain or loss will be capital gain or loss if the shares of Series A Preferred Stock or Bradley Common Stock, as applicable, are held as capital assets, and will be treated as long-term, mid-term or short-term gain or loss under the provisions discussed above. In general, and subject to the discussion of the Relief Act, above, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from Bradley required to be treated by such holder as long-term capital gain.

  Conversion of Series A Preferred Stock to Bradley Common Stock. No gain or loss generally will be recognized upon conversion of Series A Preferred Stock into Bradley Common Stock except with respect to any cash paid in lieu of fractional shares of Bradley Common Stock. The tax basis of the Bradley Common Stock received upon such conversion will be equal to the tax basis of the Series A Preferred Stock converted, and, provided the Series A Preferred Stock is held as a capital asset, the holding period of the Bradley Common Stock will include the holding period of the Series A Preferred Stock converted. Additionally, if a conversion takes place when there is a dividend arrearage on the Series A Preferred Stock and the fair market value of the Bradley Common Stock exceeds the issue price of the Series A Preferred Stock, a portion of the Bradley Common Stock received might be treated as a dividend distribution taxable as ordinary income.

  Adjustment of Conversion Price. When the conversion price of convertible preferred stock is adjusted to reflect certain taxable distributions with respect to the stock into which it is convertible, regulations under Section 305 of the Code treat the adjustment as a constructive distribution by the issuer, taxable as a dividend to the extent of the issuer's current or accumulated earnings and profits. Accordingly, under certain circumstances, an adjustment to the conversion price of the Series A Preferred Stock may give rise to a deemed taxable dividend to the holders of such stock, whether or not they exercise their conversion privilege. In addition, the failure to fully adjust the conversion price of the Series A Preferred Stock under some circumstances may give rise to a deemed taxable dividend to the holders of Bradley Common Stock.

  Redemption of Series A Preferred Stock. A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of Bradley's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of Series A Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in Bradley, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of the Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series A Preferred Stock will be transferred to the holder's remaining stockholdings in Bradley. If, however, the stockholder has no remaining stockholdings in Bradley, such basis could be transferred to a related person or it may be lost.

  Section 306 Stock. If, at the time of the Merger, a holder of Mid-America Common Stock also holds Bradley Common Stock, either directly, or by the application of certain constructive ownership rules, it is possible, although the matter is unclear, that the Series A Preferred Stock received by that stockholder could be treated as "Section 306 stock." Such treatment would not cause receipt of the Series A Preferred Stock in the Merger to be taxable to the stockholder, but could cause all or part of the amount realized by the stockholder on a subsequent sale or redemption of the Series A Preferred Stock to be treated as ordinary income. Bradley Common Stock received on conversion of Series A Preferred Stock will not, however, be treated as Section 306 stock. Due to the complexity of the foregoing rules, holders of Mid-America Common Stock to whom this discussion may apply are encouraged to consult their tax advisors.

BACKUP WITHHOLDING

  Bradley will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Bradley with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. In addition, Bradley may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their nonforeign status to Bradley. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF CERTAIN TAX-EXEMPT STOCKHOLDERS

  Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds Bradley's stock as an investment will not be subject to tax on dividends paid by Bradley. However, if such tax-exempt investor is treated as having purchased its stock with borrowed funds, some or all of its dividends will be subject to tax. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different rules, which generally will require them to characterize distributions from the Bradley as taxable. Because of the limit on the ownership of Bradley capital stock described under "Description of Bradley Capital Stock--Bradley Excess Stock," this paragraph does not discuss the possible taxation of dividends received by a pension fund that owns more than 10% of the value of the capital stock of a company such as Bradley.

OTHER TAX CONSEQUENCES

  Bradley and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of Bradley and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Bradley.

                  MID-AMERICA SPECIAL MEETING OF STOCKHOLDERS

  The Mid-America Special Meeting will be held at       , Omaha, Nebraska,
       on July , 1998, at 9:00 a.m., local time. At the Mid-America Special Meeting, holders of Mid-America Common Stock will consider and vote upon a proposal to approve the Merger and the Merger Agreement. This proposal must be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Mid-America Common Stock entitled to vote thereon. Holders of Mid-America Common Stock are entitled to one vote per share.

  The Mid-America Board of Directors has fixed the close of business on June
 , 1998 as the Mid-America Record Date for determining holders entitled to notice of and to vote at the Mid-America Special Meeting. Only holders of Mid-America Common Stock at the close of business on the Mid-America Record Date will be entitled to notice of and to vote at the Mid-America Special Meeting. As of the Mid-America Record Date, there were 8,285,715 shares of Mid-America Common Stock issued and outstanding, of which 53,996 shares (representing approximately 0.65% of the outstanding shares of Mid-America Common Stock) were owned beneficially by directors and executive officers of Mid-America and their affiliates. As of the date of the Merger Agreement, all of the directors and executive officers of Mid-America indicated that they currently intend to vote all shares of Mid-America Common Stock which they own to approve the Merger and the Merger Agreement.

  All shares of Mid-America Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF MID-AMERICA COMMON STOCK WILL BE VOTED IN FAVOR OF THE MERGER AND THE MERGER AGREEMENT. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Mid-America, by signing and returning a later-dated proxy or by voting in person at the Mid-America Special Meeting; however, mere attendance at the Mid-America Special Meeting will not in and of itself have the effect of revoking the proxy.

  Votes cast by proxy or in person at the Mid-America Special Meeting will be tabulated by the inspector(s) of election appointed for the meeting and will determine whether or not a quorum is present. The presence in person or by properly executed proxy of the holders of a majority of the issued and outstanding shares of Mid-America Common Stock entitled to vote at the Mid-America Special Meeting is necessary to constitute a quorum at the Mid-America Special Meeting. Abstentions and broker non-votes will be treated as shares that are present at the Mid-America Special Meeting for purposes of determining whether a quorum exists. In order to be approved, the Merger and the Merger Agreement must receive the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Mid-America Common Stock entitled to vote on the Merger and the Merger Agreement. Abstentions and broker non-votes will have the effect of votes against the approval of the Merger and the Merger Agreement.

  Mid-America will bear its own cost of solicitation of proxies. Brokerage firms, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of shares of Mid-America Common Stock held in their names. In addition to the use of the mails, proxies may be solicited by directors, officers and regular employees of Mid-America, who will not be specifically compensated for such services, by means of personal calls upon, or telephonic or telegraphic communications with, stockholders or their representatives. In addition, DF King & Co., Inc., has been engaged by Mid-America to act as proxy solicitors and will receive a fee of $9,000 plus reimbursement for out-of-pocket expenses.

  THE BOARD OF DIRECTORS OF MID-AMERICA HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT MID-AMERICA STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. SEE "THE MERGER--BACKGROUND OF THE MERGER" AND "THE MERGER--RECOMMENDATION OF THE BOARD OF DIRECTORS OF MID-AMERICA; REASONS FOR THE MERGER."

                             THE MERGER AGREEMENT

GENERAL

  The Merger Agreement provides for a business combination between Bradley and Mid-America in which Mid-America would be merged with and into Bradley and the holders of Mid-America Common Stock would be issued shares of Series A Preferred Stock in a transaction intended to qualify as a purchase for accounting purposes and as a tax-free reorganization for federal income tax purposes. The discussion in this Proxy Statement/Prospectus of the Merger Agreement and the description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and which is incorporated herein by reference.

EFFECTIVE TIME OF THE MERGER

  In accordance with the MGCL, the Merger will become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland. Subject to the fulfillment (or waiver) of the other conditions to the obligations of Bradley and Mid-America to consummate the Merger, it is currently expected that the Merger will be consummated as soon as practicable following the approval by the stockholders of Mid-America of the Merger and the Merger Agreement at its Special Meeting of Stockholders.

EXCHANGE OF MID-AMERICA STOCK CERTIFICATES

  Promptly after the Effective Time, Bradley will cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificates to the Exchange Agent and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Series A Preferred Stock and cash in lieu of fractional shares. All of the shares of Series A Preferred Stock and cash in lieu of fractional shares to be exchanged for shares of Mid-America Common Stock are referred to herein as the "Exchange Fund." Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate will be entitled to receive in exchange therefor
(x) a certificate representing the number of whole shares of Series A Preferred Stock to which such holder shall be entitled, and (y) a check representing the amount of cash in lieu of fractional shares, if any, plus the amount of any dividends or distributions, if any, pursuant to the following paragraph after giving effect to any required withholding tax. Any Certificate so surrendered will be canceled. MID-AMERICA STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

  No dividends or other distributions on Series A Preferred Stock will be paid with respect to any shares of Mid-America Common Stock represented by a Certificate to the holder of such Certificate until such Certificate is surrendered for exchange as provided above, and until such time, the Exchange Agent shall hold the amount of such dividends or distributions as part of the Exchange Fund; provided, however, that subject to the effect of applicable laws, following surrender of any such Certificate, there will be paid to the holder of certificates representing whole shares of Series A Preferred Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Series A Preferred Stock and not paid, less the amount of any applicable withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Series A Preferred Stock, less the amount of any applicable withholding taxes which may be required thereon.

  No fractional shares of Series A Preferred Stock will be issued in connection with the Merger. Each holder of Mid-America Common Stock otherwise entitled to a fractional share of Series A Preferred Stock will be paid, in lieu thereof, upon surrender of a Certificate, an amount in cash (without interest), rounded to the nearest cent, determined by multiplying $25.00 by the fraction of a share of Series A Preferred Stock which such holder would otherwise be entitled.

  At and after the Effective Time, there will be no transfers on the stock transfer books of Mid-America of the shares of Mid-America Common Stock which were outstanding immediately prior to the Effective Time. Certificates presented to Bradley after the Effective Time will be canceled and exchanged for certificates for shares of Series A Preferred Stock and cash in lieu of fractional shares, if any, in accordance with the terms of the Merger Agreement.

  Any portion of the Exchange Fund (including the proceeds of any investments thereof and any dividends or distributions paid with respect thereto) that is unclaimed by the former stockholders of Mid-America one year after the Effective Time will be delivered to Bradley. Any former stockholders of Mid-America who have not complied with the exchange procedures described above within one year after the Effective Time shall thereafter look only to Bradley for payment of their shares of Series A Preferred Stock and cash in lieu of fractional shares (plus dividends and distributions to the extent set forth in the Merger Agreement), as determined pursuant to the Merger Agreement, without any interest thereon. None of Mid-America, Bradley, the Exchange Agent or any other person will be liable to any former holder of shares of Mid-America Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  No interest will be paid or accrued on cash in lieu of fractional shares or on any dividend or distribution, payable to holders of Certificates.

  In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bradley, the posting by such person of a bond in such reasonable amount as Bradley may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or Bradley will issue in exchange for such lost, stolen or destroyed Certificate the shares of Series A Preferred Stock and cash in lieu of fractional shares (plus, to the extent applicable, dividends and distributions payable pursuant to the terms of the Merger Agreement).

  Each outstanding option to acquire Mid-America Common Stock (the "Existing Mid-America Options") which has not been exercised by the Effective Time shall, at the Effective Time, be canceled. The holders of such options shall be entitled to receive, as consideration therefor, an amount in cash equal to the excess, if any, of the Option Consideration (as defined below) over the per share exercise price of such stock option, without interest thereon. Prior to the Closing Date, Mid-America must obtain an Option Termination Agreement (an "Option Termination") from each holder of its options terminating all of such holder's Existing Mid-America Options and releasing any and all rights of such holder in such options. "Option Consideration" shall mean the average last sale price (or bid price for days on which there were no sales) per share of Mid-America Common Stock on the NYSE for the ten trading days preceding the fifth day prior to the Closing Date.

CONDITIONS TO THE MERGER

  The respective obligations of Bradley and Mid-America to effect the Merger and the other transactions contemplated in the Merger Agreement are subject to the fulfillment or waiver (to the extent permitted by law) of each of the following conditions at or prior to the Effective Time: (i) the Merger and the Merger Agreement shall have been approved by the requisite vote of stockholders of Mid-America; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated; (iii) neither Bradley nor Mid-America shall be subject to any order, ruling or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by the Merger Agreement; (iv) the Registration Statement shall have been declared effective by the Commission under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or, to the knowledge of Bradley or Mid-America, threatened by the Commission and upon the occurence of any such event, each of Bradley and

Mid-America have agreed to use its best efforts to have any such order, ruling, injunction or other prohibition lifted, stayed or reversed; (v) Bradley shall have obtained approval for the listing of the shares of Series A Preferred Stock issuable in the Merger on the NYSE, subject to official notice of issuance; (vi) Bradley shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the Series A Preferred Stock; and (vii) Bradley and Mid-America shall have received the opinion of Goodwin, Procter & Hoar LLP, or another nationally recognized law firm selected by Bradley, dated not less than five business days prior to the date the Registration Statement is declared effective by the Commission, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization qualifying under the provisions of Sections 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.

  The obligations of each of Mid-America and Bradley to effect the Merger are also subject to the fulfillment or waiver by the other party, at or prior to the Closing Date, of the following conditions: (i) the representations and warranties of the other party contained in the Merger Agreement shall be true and correct in all material respects as of the Effective Time; and (ii) the other party shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time.

  The obligation of Mid-America to effect the Merger and the other transactions contemplated therein is also subject to the fulfillment or waiver of the following conditions at or prior to the Effective Time: (i) from the date of the Merger Agreement through the Effective Time, there shall not have occurred any change concerning Bradley or any of its subsidiaries that has had or could be reasonably likely to have a material adverse effect on the business, results of operations or financial condition of Bradley and its subsidiaries taken as a whole (a "Bradley Material Adverse Effect"); and (ii) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third party required to be made or obtained by Bradley and its subsidiaries and affiliated entities in connection with the execution, delivery and performance of the Merger Agreement and the ancillary agreements shall have been obtained or made, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a Bradley Material Adverse Effect.

  The obligation of Bradley to effect the Merger is also subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions: (a) at the closing of the Merger, Bradley shall have received the opinion of Deloitte & Touche LLP, or another nationally recognized law firm or accounting firm selected by Mid-America in the form attached to the Merger Agreement as an exhibit to the effect that, among other things, for the taxable years ended December 31, 1995, December 31, 1996 and December 31, 1997 and for the short taxable year ending on the Closing Date, Mid-America has qualified to be taxed as a REIT under Sections 856 through 860 of the Code;
(b) from the date of the Merger Agreement through the Effective Time, there shall not have occurred any change concerning Mid-America or any of its subsidiaries, that has had or could be reasonably likely to have a material adverse effect on the business, results of operations or financial condition of Mid-America and its subsidiaries taken as a whole (a "Mid-America Material Adverse Effect"); (c) Mid-America shall have obtained and delivered to Bradley estoppel certificates, dated no earlier than 60 days prior to the Effective Time, with respect to (i) 90% of the rented space represented by certain leases and agreements set forth in a schedule to the Merger Agreement and (ii) leases representing a total of 50% of the total rented space of each Mid-America property, other than rented space represented by the leases listed in the schedule referred to in (c)(i) above; (d) Mid-America shall have obtained and delivered to Bradley (i) the consents set forth in a schedule to the Merger Agreement, and (ii) all other consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third party required to be made or obtained by Mid-America and its subsidiaries and affiliated entities in connection with the execution, delivery and performance of the Merger Agreement and the ancillary agreements, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a Mid-America Material Adverse Effect; and (e) Bradley shall have received Option Terminations relating to each of the Existing Mid-America Options and shall have received an Acknowledgment of Severance Obligation from each of Dennis G. Gethmann and Jerome L. Heinrichs pursuant to which each of them acknowledge that they are not entitled to receive any amounts from Mid-America pursuant to its severance pay policy.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties relating to, among other things: (i) the due organization, power, authority and standing of Bradley and Mid-America and similar corporate matters; (ii) the authorization, execution, delivery and enforceability of the Merger Agreement; (iii) the capital structure of Bradley and Mid-America; (iv) subsidiaries of Bradley and Mid-America; (v) investment interests of Bradley and Mid-America; (vi) conflicts under charters or bylaws, violations of any instruments and required consents or approvals; (vii) certain documents filed by each of Bradley and Mid-America with the Commission and the accuracy of information contained therein; (viii) litigation; (ix) conduct of business in the ordinary course and the absence of certain changes or material adverse effects; (x) taxes; (xi) books and records; (xii) Mid-America's properties;
(xiii) Mid-America's leases; (xiv) Mid-America's rents; (xv) environmental matters; (xvi) employee benefit plans; (xvii) labor matters; (xviii) brokers' and finders' fees with respect to the Merger; (xix) receipt of fairness opinions; (xx) ownership of the capital stock in the other company; (xxi) Mid-America's related party transactions; (xxii) Mid-America's contracts and commitments; (xxiii) Bradley's issuance of shares of Series A Preferred Stock in the Merger; (xxiv) Mid-America's development rights; (xxv) Mid-America's payments as a result of the Merger; (xxvi) Mid-America's tenant improvements; (xxvii) the status of Mid-America's options to purchase real property; and (xxviii) the status of Mid-America's relationships with certain related parties.

CERTAIN COVENANTS

  Except as specifically permitted by the Merger Agreement or upon written consent of the other party, Bradley and Mid-America have each agreed, among other things, that it will, prior to the Effective Time: (i) use its reasonable best efforts, and cause its subsidiaries to use their reasonable best efforts, to preserve intact its business organization and goodwill and keep available the services of its officers and employees; (ii) confer on a regular basis with one or more representatives of the other to report operational matters of materiality, and subject to certain exceptions, any proposals to engage in material transactions; (iii) promptly notify the other of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its business or in the operation of its properties, any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained in the Merger Agreement; and (iv) promptly deliver to the other true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement.

  Bradley and Mid-America have agreed to cooperate and coordinate with each other so that (i) the record date for each regularly quarterly dividend and distribution prior to the Effective Time will occur on the same date, (ii) the payment date for each such regular quarterly dividend and distribution will be on the last business day of each applicable quarter, and (iii) the amount of each regularly quarterly dividend and distribution will not exceed $.22 per quarter for Mid-America and $.35 per quarter for Bradley.

  Unless Bradley has consented as provided in the Merger Agreement, Mid-America has agreed that, among other things, prior to the Effective Time, it
(i) shall, and shall cause each of its subsidiaries to, conduct its operations according to its usual, regular and ordinary course in substantially the same manner as previously conducted, subject to clauses (ii)-(xv) below; (ii) shall not, and shall cause each of its subsidiaries not to, acquire, enter into an option to acquire or exercise an option or contract to acquire additional real property, incur additional indebtedness (including, without limitation, any indebtedness relating to Imperial Mall), encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, shopping centers or any other type of real estate projects, except that, (A) Mid-America may incur additional indebtedness under its existing lines of credit and (B) Mid-America may engage in the construction of Imperial Mall in accordance with the budget included in Mid-America's disclosure letter; (iii) shall not amend the Mid-America Charter or the Mid-America Bylaws, and shall cause each of its subsidiaries not to amend its charter, bylaws, joint venture documents, partnership agreements or equivalent documents except as contemplated by the Merger Agreement; (iv) shall not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger

Agreement, issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, or (D) adopt any new employee benefit plan, or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (v) shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, except a regular quarterly dividend, which Mid-America and Bradley shall coordinate and cooperate with respect to, not to exceed $.22 per share of Mid-America Common Stock for the first quarter of 1998 and thereafter until the Effective Time and payment of the Pre-Merger Dividend, if necessary, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action; (vi) shall not, and shall not permit any of its subsidiaries to, sell, lease or otherwise dispose of (A) any Mid-America properties or any portion thereof or any of the capital stock of or partnership or other interests in any of its subsidiaries or (B) except in the ordinary course of business, any of its other assets; provided, however, that, subject to the approval of a committee composed of two individuals selected by Bradley and two individuals selected by Mid-America, Mid-America may lease any Mid-America properties or portion thereof in the ordinary course of business (except that approval of such committee shall not be required for leases of less than 5,000 square feet, which are on market rates, terms and conditions and do not violate any exclusives or restrictions) and solicit purchase bids for the properties located at Town West, Macon County and Imperial Mall; (vii) shall not, and shall not permit any of its subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other person; (viii) shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Mid-America included in Mid-America's filings with the Commission as of the date of the Merger Agreement or incurred in the ordinary course of business consistent with past practice; (ix) shall not, and shall not permit any of its subsidiaries, subject to certain exceptions set forth in the Merger Agreement, to enter into any material commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") which may result in total payments or liability by or to it in excess of $25,000 except for certain insurance renewals; (x) shall not, and shall not permit any of its subsidiaries to, enter into any Commitment with any officer, director, consultant or affiliate of Mid-America or any of its subsidiaries; (xi) shall provide Bradley with a reasonable opportunity to review and comment on any federal income tax returns filed by Mid-America or any of its subsidiaries prior to the Effective Time;
(xii) shall not, without prior notification and consultation with Bradley, terminate any employee under circumstances which would result in severance payments to such employee or pay any severance benefits to any employee;
(xiii) shall maintain its properties in substantially the same condition as the same are on the date of the Merger Agreement, subject only to reasonable use and wear and casualty; (xiv) shall maintain in full force and effect fire and extended coverage casualty insurance on its properties in accordance with its past business practice; and (xv) shall take all actions necessary to terminate its dividend reinvestment plan as soon as possible following the execution of the Merger Agreement and in any event prior to the distribution of any Pre-Merger Dividend.

  Bradley and Mid-America have agreed that between the date of the Merger Agreement and the Effective Time, (i) Bradley and its subsidiaries may enter into leases with respect to all or any portion of Bradley's properties, acquire, lease, enter into an option to acquire or lease, or exercise an option or contract to acquire or lease, additional real property, incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop, construct or renovate, shopping centers or other real estate projects, (ii) Bradley may issue directly or indirectly in a public or private transaction any kind of securities, including without limitation shares of any class or series of common, preferred or other type of capital stock, and may cause BOLP to issue in a public or private transaction any kind of securities, including, without limitation, partnership units or debt securities, (iii) Bradley may acquire, or agree to acquire any business or any corporation, partnership, limited liability company or other business organization by merger, consolidation or by purchasing substantially all of the assets, capital stock or partnership or membership interests of such entity, or by any other manner, (iv) Bradley may sell or agree to sell all or substantially all of its assets or to issue or sell any amount of its outstanding capital stock or units of BOLP to a person or group of persons or an entity, and may merge or consolidate with another entity regardless of whether Bradley is the surviving entity in such transaction (but see "--Termination" below), (v) Bradley may amend and/or restate its Charter and Bylaws and the other partners of BOLP may amend and/or restate the BOLP Partnership Agreement, and (vi) Bradley and its subsidiaries may take any action necessary or advisable to effectuate any of the foregoing clauses.

  Mid-America and Bradley have agreed (a) to use all reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions and any third parties in connection with the execution and delivery of the Merger Agreement, the ancillary agreements to the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (b) to use all reasonable best efforts to obtain in writing any consents required from third parties to effectuate the Merger, such consents to be in reasonably satisfactory form to Mid-America and Bradley; and (c) to use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement and the ancillary agreements.

  Mid-America has agreed to have remedied any violations of any laws applicable to its properties including, without limitation, fire safety standards, of which it has been notified by any governmental authority to the satisfaction of and within the time periods required by such governmental authority.

  Mid-America has also agreed to obtain updated or new surveys of each of its properties in accordance with certain criteria set forth in the Merger Agreement. Mid-America has agreed to use its reasonable best efforts to deliver or cause to be delivered to Bradley, prior to the Closing Date, certain letters from "affiliates," as defined under Rule 145 promulgated under the Securities Act. See "The Merger--Certain Resale Restrictions." Bradley has agreed to file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the Commission thereunder, and to take such further action as any affiliate of Mid-America may reasonably request, all to the extent required from time to time to enable such affiliate to sell shares of Series A Preferred Stock received by such affiliate in the Merger without registration under the Securities Act pursuant to Rule 145(d)(1) or any successor rule or regulation subsequently adopted by the Commission.

  Mid-America and Bradley have agreed that, from and after the date of the Merger Agreement until the Effective Time, neither Mid-America nor Bradley, nor any of their respective subsidiaries or other affiliates will (i) knowingly take any action, or knowingly fail to take any action, that would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or (ii) enter into any contract, agreement, commitment or arrangement with respect to the foregoing. Following the Effective Time, Bradley has agreed to use its best efforts to conduct its business in a manner that would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Except for normal increases in the ordinary course of business that are consistent with past practices and cost increases of third party providers necessary to maintain benefits at current levels that, in the aggregate, do not result in a material increase in benefits or compensation expense to Mid-America or any of the Mid-America Subsidiaries or as set forth in Mid-America's disclosure letter, Mid-America has agreed not, and will not permit any of the Mid-America Subsidiaries to, adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee that increase in any manner the compensation, retirement, welfare or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including without limitation the granting of stock options) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds or other such arrangements to enter into any contract, agreement, commitment or arrangement to any of the foregoing.

  Mid-America and Bradley have agreed to cooperate and keep each other informed in a timely manner regarding any communications to or filings with any state environmental regulatory authorities regarding Mid-America's properties, and Mid-America has agreed that it shall not submit any written communication or filing to any such state environmental authority without the prior written consent of Bradley, which consent Bradley has agreed shall not be unreasonably withheld.

TERMINATION

  The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the Merger and the Merger Agreement, by the stockholders of Mid-America, in a number of circumstances, including, among others: (a) by the mutual written consent of Mid-America and Bradley; (b) by either Mid-America or Bradley if (i) any United States federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action,
(ii) the Merger Agreement and the transactions contemplated thereby shall have failed to receive the requisite vote for approval by the stockholders of Mid-America upon the holding of a duly convened stockholder meeting, or (iii) the Merger shall not have been consummated on or before September 30, 1998 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time); (c) by Mid-America if (i) any representation, warranty, covenant or agreement of Bradley set forth in the Merger Agreement has been breached or become untrue, as the case may be, such that certain conditions of the Merger would be incapable of being satisfied by September 30, 1998, provided, however, that, in any case, a willful breach shall be deemed to be incapable of being satisfied for the purposes of this provision (c)(i), (ii) Bradley enters into a definitive agreement pursuant to which Bradley agrees (A) to sell all or substantially all of its assets or (B) to merge or consolidate with another person if consummation of such merger or consolidation would result in the voting securities of Bradley outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving person) less than 50% of the combined voting power of the voting securities of Bradley or such surviving person outstanding immediately after such merger or consolidation, but only if Mid-America terminates the Merger Agreement under this provision (c)(ii) prior to the seventh (7th) day after receipt of notice of Bradley's having entered into such definitive agreement, or (iii) the Board of Directors of Mid-America recommends to Mid-America's stockholders approval or acceptance of an Acquisition Proposal (as defined below in "--No Solicitation of Transactions") by a person other than Bradley, but only in the event that the Board of Directors of Mid-America, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, has determined in good faith that such action is necessary for the Board of Directors of Mid-America to comply with its fiduciary duties to its stockholders under applicable law; or (d) by Bradley if (i) any representation, warranty, covenant or agreement of Mid-America set forth in the Merger Agreement has been breached or become untrue, as the case may be, such that certain conditions of the Merger would be incapable of being satisfied by September 30, 1998, provided, however, that, in any case, a willful breach of certain covenants shall be deemed to cause such conditions to be incapable of being satisfied for the purposes of this provision (d)(i),
(ii) the Board of Directors of Mid-America fails to make, withdraws, amends, modifies or changes its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby, (iii) Mid-America fails as soon as practicable to mail this Proxy Statement/Prospectus to its stockholders or to include the recommendation of its Board of Directors of the Merger Agreement and the transactions contemplated thereby in this Proxy Statement/Prospectus, (iv) the Board of Directors of Mid-America shall have recommended that stockholders of Mid-America accept or approve an Acquisition Proposal by a person other than Bradley, or (v) Mid-America or its Board of Directors shall have resolved to do any of the events set forth in (d)(ii), (d)(iii) or (d)(iv) above. As used herein and in the Merger Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint stock company, a trust, a limited liability company, any unincorporated organization or any other entity.

TERMINATION AMOUNT AND EXPENSES

  If (a) Bradley terminates the Merger Agreement because (i) the Board of Directors of Mid-America has recommended that stockholders of Mid-America accept or approve an Acquisition Proposal by a person other than Bradley (or Mid-America or its Board has resolved to do such), or (ii) any representation, warranty, covenant or agreement on the part of Mid-America set forth in certain sections of the Merger Agreement has been willfully breached; or (b) Mid-America terminates the Merger Agreement because the Board of Directors of Mid-America, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, has determined in good faith that its fiduciary duties to its stockholders under applicable law require it to recommend to its stockholders approval or acceptance of an Acquisition Proposal by a person other than Bradley, then Mid-America shall pay to Bradley an amount in cash equal to the sum of (i) $2,500,000 plus (ii) Bradley's out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, fees and disbursements of accountants, attorneys and investment bankers, up to $875,000 (clauses (i) and (ii) collectively, the "Termination Amount").

  If Bradley terminates the Merger Agreement because (i) the Board of Directors of Mid-America has failed to make, or has withdrawn, amended, modified or changed its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby; (ii) Mid-America has failed as soon as practicable to mail this Proxy Statement/Prospectus to its stockholders or to include the recommendation of its Board of Directors of the Merger Agreement and the transactions contemplated thereby in this Proxy Statement/Prospectus; (iii) Mid-America or its Board of Directors has resolved to do either (i) or (ii) above; or (iv) any representation, warranty, covenant or agreement on the part of Mid-America set forth in the Merger Agreement has been breached or become untrue, as the case may be, and is incapable of being satisfied by September 30, 1998 (except for a termination because of a willful breach by Mid-America in which case the previous paragraph will apply), Mid-America shall pay all of Bradley's out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, fees and disbursements of accountants, attorneys and investment bankers, (collectively, "Expenses") up to $875,000.

  If Bradley or Mid-America terminates the Merger Agreement because the Merger Agreement and the transactions contemplated thereby failed to receive the requisite vote for approval by the stockholders of Mid-America upon the holding of a duly convened stockholder meeting, then Mid-America shall pay all of Bradley's Expenses in connection with the Merger Agreement and the transactions contemplated thereby, up to $500,000.

  If at any time prior to or within one year after termination of the Merger Agreement, unless such termination was (i) pursuant to mutual written consent of Bradley and Mid-America; (ii) by either Bradley or Mid-America because of a United States federal or state court of competent jurisdiction or other governmental entity issuing a final and nonappealable order, decree or ruling or taking any other final and nonappealable action permanently enjoining, restraining or otherwise prohibiting the Merger (provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action); (iii) by Mid-America because any representation, warranty, covenant or agreement of Bradley set forth in the Merger Agreement has been breached or become untrue, as the case may be, and certain conditions to the Merger are incapable of being satisfied by September 30, 1998; (iv) by either Bradley or Mid-America because the Merger Agreement and the transactions contemplated thereby failed to receive the requisite vote for approval by the Mid-America Stockholders upon the holding of a duly convened stockholder meeting; (v) by either Mid-America or Bradley because the Merger was not consummated on or before September 30, 1998 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time), Mid-America enters into an agreement relating to a post-termination acquisition proposal (a "PTAP") with a person other than Bradley or Mid-America's Board of Directors recommends or resolves to recommend to the Mid-America Stockholders' approval or acceptance of a PTAP with a person other than Bradley, then, upon the entry into such agreement or the making of such recommendation or resolution, Mid-America shall pay to Bradley the Termination Amount, which amount shall be reduced by any monies previously paid by Mid-America to Bradley pursuant to the previous paragraphs. A PTAP is defined to mean any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase of, 20% or more of the assets or any equity securities of, Mid-America or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; provided, however, that a PTAP is defined to not include any transaction involving the partnership interests or assets of Mid-America Bethal.

  If (A) prior to the Mid-America Special Meeting, a PTAP has been received by Mid-America or a person has publicly disclosed a PTAP or an intent to make a PTAP and (B) if at any time prior to or within one year after termination of the Merger Agreement because the Merger Agreement and the transactions contemplated thereby failed to receive the requisite vote for approval by the stockholders of Mid-America upon the holding of a duly convened stockholder meeting, Mid-America enters into an agreement relating to a PTAP with a person other than Bradley, or Mid-America's Board of Directors recommends or resolves to recommend to Mid-America's stockholders approval or acceptance of a PTAP with a person other than Bradley, then upon the entry into such agreement or the making of such recommendation or resolution, Mid-America shall pay to Bradley the Termination Amount which amount shall be reduced by any monies previously paid by Mid-America to Bradley pursuant to the previous paragraphs.

  The Merger Agreement provides that Mid-America shall not, at any time prior to or within one year after termination of the Merger Agreement, enter into any agreement relating to a PTAP with a person other than Bradley unless such agreement provides that such person shall, upon the execution of such agreement, pay any Termination Amount due Bradley under the Merger Agreement.

  The Merger Agreement also provides that Bradley's right to payment of the Expenses and/or Termination Amount shall constitute liquidated damages with respect to any claim for damages or any other claim to which Bradley may be entitled to assert against Mid-America and shall constitute Bradley's sole and exclusive remedy. In the event there is a judicial determination that the Termination Amount is invalid, illegal or unenforceable in any respect for any reason, in whole or in part, or in the event that there is a judicial determination that Mid-America's obligation to pay the Termination Amount is invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of the Merger Agreement shall not in any way be impaired thereby and Bradley shall be entitled to enforce all of its rights and privileges to the fullest extent of the law, including, without limitation, its right to pursue a claim for monetary damages or equitable relief against Mid-America; provided that in no circumstances will the amount of monetary damages (exclusive of costs and expenses incurred in collecting such amounts) exceed the sum of (i) $500,000 in connection with the termination of the Merger Agreement because the Merger Agreement and the transactions contemplated thereby failed to receive the required vote for approval by the stockholders of Mid-America, or $875,000 in connection with any other expense award described in this section for recovery of fees and disbursements of accountants, attorneys and investment bankers, and (ii) $2,500,000 for events for which a Termination Amount would otherwise be payable to Bradley as described in this section.

  Except as otherwise provided in the Merger Agreement, Bradley and Mid-America have agreed that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that (i) the filing fee in connection with the HSR Act filing, if any; (ii) the filing fee in connection with the filing of this Proxy Statement/Prospectus or the Registration Statement with the Commission; and (iii) the expenses incurred for printing and mailing this Proxy Statement/Prospectus shall be shared equally by Mid-America and Bradley. Bradley and Mid-America have also agreed that all costs and expenses for professional services rendered pursuant to the transactions contemplated by the Merger Agreement including, but not limited to, investment banking and legal services, will be paid by each party incurring such services.

REDUCTION OF TERMINATION AMOUNT OR EXPENSES

  In general, under the REIT provisions of the Code at least 75% of a REIT's gross income for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property (the "75% income test"), and at least 95% of the REIT's gross income for each taxable year must be derived from such real property investments and from certain categories of investment income (the "95% income test"). The Merger Agreement provides in effect for a reduction in the Termination Amount and/or Expenses payable to Bradley if necessary to prevent such amounts from causing Bradley to fail these REIT income requirements. Specifically, the Merger Agreement provides that, notwithstanding anything to the contrary set forth in the Merger Agreement, in the event that Mid-America is obligated to pay Bradley the Termination Amount and/or Expenses, Mid-America (or any other person to the extent provided in the Merger Agreement) shall pay to Bradley from the applicable Termination Amount and/or Expenses, as the case may be, an amount equal to the lesser of (x) the Termination Amount and/or Expenses, as the case may be, and (y) the sum of (1) the maximum amount that can be paid to Bradley without causing Bradley to fail to meet the requirements of the 75% and 95% income tests determined as if the Termination Amount did not constitute qualifying income for purposes of the 75% and 95% income tests ("Qualifying Income"), plus (2) in the event Bradley receives either a ruling from the IRS or an opinion from Bradley's counsel that the Termination Amount and/or Expenses would constitute Qualifying Income or would be excluded from gross income for purposes of the 75% and 95% income tests, an amount equal to the Termination Amount and/or Expenses, as the case may be, less the amount payable under clause (1) above.

NO SOLICITATION OF TRANSACTIONS

  Unless and until the Merger Agreement has been terminated in accordance with its terms, Mid-America has agreed and covenanted that neither it nor any of its subsidiaries will, and each of them will direct and use its best efforts to cause its respective officers, directors, employees, agents and representatives not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities or partnership interests (including, without limitation, partnership interests of Mid-America Bethal) of, Mid-America or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any such proposal or offer being herein referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. In connection with the Merger Agreement, Mid-America agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing and to take the necessary steps to inform the individuals or entities referred to above of these obligations. Mid-America has also agreed to notify Bradley immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it; provided, however, that the Board of Directors of Mid-America may (a) furnish information to or enter into discussions or negotiations with, any person or entity that makes an unsolicited bona fide Acquisition Proposal, if, and only to the extent that, (i) the Board of Directors of Mid-America, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law, (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Mid-America provides written notice to Bradley to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (iii) Mid-America keeps Bradley informed of the status of any such discussions or negotiations including, without limitation, promptly informing Bradley (in any case within 24 hours) of all material developments relating thereto; and (b) to the extent applicable, complies with Rule 14e-2 and Rule 14a-9 promulgated under the Exchange Act with regard to an Acquisition Proposal.

INDEMNIFICATION

  Bradley has agreed that all rights to indemnification or exculpation existing in favor of the directors, officers, employees, advisors and agents of Mid-America and each of its subsidiaries as provided in their respective charters or bylaws in effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time will survive the Merger and will continue in full force and effect. For a period of six years after the Effective Time, Bradley has agreed not to amend, repeal or otherwise modify the provisions in the Bradley Charter and the Bradley Bylaws providing for exculpation of director liability and indemnification in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees, advisors or agents of Mid-America with respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims.

  In addition to the rights provided above, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any action by or on behalf of any or all security holders of Mid-America or Bradley or by or in the right of Mid-America or Bradley or any claim, action, suit, proceeding or investigation in which any person who is now, or has been, at any time prior to the date hereof, or who becomes prior to the Effective Time, a director of Mid-America (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director of Mid-America or any of the subsidiaries of Mid-America or any action or omission by such person in his capacity as a director or (ii) the Merger Agreement or the transactions contemplated by the Merger Agreement, whether in any case asserted or arising before or after the Effective Time, Bradley, on the one hand, and the Indemnified Parties, on the other hand, have agreed to cooperate and use their reasonable best efforts to defend against and respond thereto. Bradley has agreed that, after the Effective Time, it will indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, liabilities, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In addition, after the Effective Time, in the event of any such threatened or actual claim, action, suit, proceeding or investigation, Bradley has agreed to promptly pay and advance expenses and costs incurred by each Indemnified Person as they become due and payable in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent and in the manner permitted by law.

  Bradley has also agreed to purchase, at or prior to the Effective Time, liability insurance coverage for Mid-America's directors and executive officers for a period of six years which will provide the directors and executive officers with coverage on substantially similar terms as currently provided by Mid-America to such directors and executive officers, but for which Bradley will only be required to pay up to $50,000 in the aggregate. In addition, in the event that Bradley or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or Bradley transfers or conveys all or substantially all of its assets and properties, to any person, then, in each such case, Bradley has agreed that proper provisions shall be made so that the successors or assigns of Bradley assume the indemnification obligations described in this paragraph.

AMENDMENTS

  Bradley and Mid-America may amend the Merger Agreement by written agreement at any time before or after approval of matters presented in connection with the Merger by the stockholders of Mid-America, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval.

  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the historical ratios of earnings to combined fixed charges and preferred stock dividends of Bradley for the periods indicated:

                YEAR ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
           ----------------------------------------------------------------
            1993    1994   1995   1996   1997              1998
           ------  ------ ------ ------ ------             ----
           2.72:1  2.70:1 2.55:1 2.92:1 2.79:1            2.17:1

  For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                     DESCRIPTION OF BRADLEY CAPITAL STOCK

  The description of the Bradley's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Bradley Charter and Bradley Bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this Proxy Statement/Prospectus is a part and the Articles Supplementary relating to the Series A Preferred Stock, which is attached as Annex B. For a discussion of certain terms of the Bradley Charter applicable to all classes of Bradley stock, see "Comparison of Stockholder Rights."

GENERAL

  Under the Bradley Charter, Bradley has authority to issue up to 150 million shares of stock, consisting of 20,000,000 shares of preferred stock, par value $.01 per share (the "Bradley Preferred Stock"), 80,000,000 shares of Bradley Common Stock, par value $.01 per share, and 50,000,000 shares of "Excess Stock" (as described below), par value $.01 per share ("Excess Stock"). As of June 1, 1998, there are 23,701,762 shares of Bradley Common Stock issued and outstanding and no shares of Bradley Preferred Stock issued or outstanding. In addition, there are approximately 1,381,242 limited partnership units of BOLP outstanding (other than those held directly by Bradley); such units may be exchanged for shares of Bradley Common Stock on a one-for-one basis at the option of Bradley when tendered to BOLP for redemption, subject to certain limitations imposed to protect Bradley's status as a REIT.

BRADLEY PREFERRED STOCK

  Shares of Bradley Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of Bradley. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Bradley Charter to fix for each series, subject to the provisions of the Bradley Charter regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and/or terms or conditions of redemption, as are permitted by the MGCL. The Bradley Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights, other than as determined by the Board of Directors. The Board of Directors could authorize the issuance of shares of Bradley Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Bradley Common Stock might believe to be in their best interests or in which holders of some, or a majority, of Bradley Common Stock might receive a premium for their shares over the then-current market price of such shares of Bradley Common Stock.

  Although no shares of Bradley Preferred Stock are currently outstanding, Bradley will issue up to approximately 3,570,301 shares of Bradley Preferred Stock as 8.4% Series A Convertible Preferred Stock (the "Series A Preferred Stock") in exchange for all of the issued and outstanding shares of Mid-America Common Stock at the Effective Time.

SERIES A PREFERRED STOCK

  When issued at the Effective Time, the Series A Preferred Stock will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Stock will have no preemptive rights with respect to any shares of capital stock of Bradley or any other securities of Bradley convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Stock will not be subject to any sinking fund or other obligation of Bradley to redeem or retire the Series A Preferred Stock. Unless converted or redeemed, the Series A Preferred Stock will have a perpetual term, with no maturity. Bradley expects that the shares of Series A Preferred Stock will be approved for listing on the NYSE, subject to official notice of issuance, under the symbol "BTRPRA."

 Ranking

  The Series A Preferred Stock will rank senior to the Bradley Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of Bradley. The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Bradley, rank (a) senior to all classes or series of Bradley Common Stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to such Series A Preferred Stock; (b) on parity with all equity securities issued by Bradley the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock; and (c) junior to all other equity securities issued by Bradley. The term "equity securities" does not include convertible debt securities.

  While any shares of Series A Preferred Stock are outstanding, Bradley may not authorize, create or increase the authorized amount of any shares of any class or series of stock or securities convertible into shares of any class or series of stock that expressly ranks senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock voting as a single class. However, Bradley may increase or decrease the authorized number of shares of any class or series of equity securities of Bradley or create a new class or series of stock ranking junior to or on a parity with the Series A Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series A Preferred Stock. See "--Voting Rights" below.

 Dividends

  Holders of shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Bradley Board, out of funds of Bradley legally available for payment, cumulative cash dividends payable quarterly in arrears at the rate of 8.4% of the $25.00 liquidation preference per annum (equivalent to a fixed quarterly amount of $0.525 per share). Dividends on the Series A Preferred Stock will be payable on or before the last calendar day of each March, June, September and December following the original issuance of the Series A Preferred Stock at the Effective Time (each, a "Dividend Payment Date"). Each such dividend will be payable to holders of record as they appear on the stock records of Bradley at the close of business on the applicable record date, which will be the same as the record date for any dividend payable on the Bradley Common Stock with respect to the same period or, if no such dividend is payable on the Bradley Common Stock, then the record date for such Dividend Payment Date shall be the 20th day of the calendar month in which the applicable Dividend Payment Date falls or on such earlier date designated on at least 10 days notice by the Board of Directors of Bradley as the record date for such Dividend Payment Date (each, a "Dividend Record Date"). Dividends will accrue to the holders thereof whether or not in any dividend period or periods Bradley is prohibited from paying any dividends or has earnings or funds legally available for the payment of such dividends and whether or not such dividends are declared by the Bradley Board of Directors.

  Under the terms of the Series A Preferred Stock, no dividends may be authorized or paid or set apart for payment by Bradley at any time that the terms and provisions of any agreement to which Bradley is subject, including any agreement relating to indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a default or breach thereunder, or to the extent that such actions would be restricted or prohibited by law. Amounts that would be needed, if Bradley were to be dissolved at the time of such distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock will not be added to Bradley's total liabilities for the purposes of determining whether a dividend or distribution is permitted under the MGCL.

  Unless all dividends then required to be paid on the Series A Preferred Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, Bradley will not (i) declare, pay or set apart for payment, any dividend or other distribution with respect to any Junior Stock (as defined below) (other than dividends paid in shares of such Junior Stock) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock, through a sinking fund or otherwise (other than a purchase or redemption made by issue or delivery of such Junior Stock).

  As used herein, (i) the term "Junior Stock" means Bradley Common Stock and any other class of capital stock of Bradley now or hereafter issued and outstanding that expressly ranks junior to the Series A Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of Bradley and (ii) the term "Parity Stock", means any other class or series of capital stock that Bradley may issue which expressly ranks equally with the Series A Preferred Stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of Bradley.

 Reduction of Dividends

  The dividends on the Series A Preferred Stock for the initial dividend period (and, if applicable, for succeeding dividend periods) will be reduced in the aggregate by an amount equal to the amount of the Pre-Merger Dividend, if any, made by Mid-America on the Mid-America Common Stock prior to the consummation of the Merger. See "Federal Income Tax Considerations--Pre-Merger Dividends."

 Liquidation Preference

  Subject to the rights of any class or series of Bradley capital stock expressly ranking senior to the Series A Preferred Stock, the holders of shares of Series A Preferred Stock will be entitled to receive, out of the assets of Bradley legally available therefor, in the event of any liquidation, dissolution or winding up of Bradley, whether voluntary or involuntary, a liquidation preference of $25.00 per share of Series A Preferred Stock plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders ("Liquidation Preference"), and no more.

  Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of Bradley. If, upon any liquidation, dissolution or winding up of Bradley, the assets of Bradley, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock and any Parity Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, subject to any prior rights of any class or series of stock, will be distributed among the holders of shares of Series A Preferred Stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such shares of Series A Preferred Stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of Bradley with another corporation or other entity, a statutory share exchange by Bradley nor a sale, lease or transfer of all of substantially all of Bradley's assets will be considered a liquidation, dissolution or winding up of Bradley.

 Conversion Rights

  At any time after the quarterly dividends are no longer subject to reduction as a result of the Pre-Merger Dividend, if any, shares of Series A Preferred Stock will be convertible, in whole or in part at the option of the holders thereof, into shares of Bradley Common Stock at a conversion price of $24.49 per share of Bradley Common Stock (equivalent to a conversion rate of approximately 1.0208 shares of Bradley Common Stock for each share of Series A Preferred Stock), subject to adjustment as described below ("--Conversion Price Adjustments"). No holder may convert its shares, however, if, following such conversion, such holder would be in violation of the Ownership Limit contained in the Bradley Charter. For a more detailed description of the Ownership Limit, see "Description of Bradley Capital Stock--Excess Stock." The right to convert shares of Series A Preferred Stock called for redemption will terminate at the close of business on the Redemption Date (as defined below). For information as to notices of redemption, see "--Redemption" below.

  Conversion of shares of Series A Preferred Stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificate or certificates to Bradley or in blank, to the office of any transfer agent for the Series A Preferred Stock or, if there is no transfer agent, at the principal offices of Bradley. Initially, such office will be the principal corporate trust office of BankBoston, N.A. located at c/o Boston EquiServe, P.O. Box 8040, Boston, MA 02266.

  Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series A Preferred Stock shall have been surrendered and notice shall have been received by Bradley and the conversion shall be at the Conversion Price in effect at such time and on such date.

  Holders of shares of Series A Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date, notwithstanding the conversion of such shares following such Dividend Record Date and prior to such Dividend Payment Date. Except as provided above, Bradley will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Bradley Common Stock issued upon such conversion.

  Fractional shares of Bradley Common Stock are not to be issued upon conversion but, in lieu thereof, Bradley will pay a cash adjustment based on the current market price of the Bradley Common Stock on the day prior to the conversion date.

 Conversion Price Adjustments

  The Conversion Price is subject to adjustment upon certain events, including
(i) dividends (and other distributions) payable to the holders of Bradley Common Stock in Bradley Common Stock, (ii) subdivisions and combinations of Bradley Common Stock, (iii) the issuance to all holders of Bradley Common Stock of certain rights or warrants entitling them to subscribe for or purchase Bradley Common Stock (within 45 days) at a price per share less than the fair market value per share of Bradley Common Stock, and (iv) distributions to all holders of Bradley Common Stock of rights or warrants entitling them to subscribe for or purchase securities of Bradley, evidences of indebtedness of Bradley or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above for which an adjustment previously has been made and excluding cash dividends or distributions in an amount not in excess of the greater of either (x) with respect to all cash dividends or distributions paid on Bradley Common Stock after December 31, 1997, the cumulative amount of funds from operations reported for Bradley after December 31, 1997, or (y) with respect to cash dividends or distributions paid on Bradley Common Stock for any fiscal year, the taxable income as reflected on Bradley's federal income tax return on Form 1120 REIT (or successor form) for such fiscal year). In addition to the foregoing adjustments, Bradley will be permitted to make such reductions in the Conversion Price as it considers advisable in order that any dividend of stock or stock rights, subdivision, reclassification or distribution to the Bradley Stockholders will not be taxable to such Bradley Stockholders.

  In case Bradley shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, or sale of all or substantially all of Bradley's assets), in each case as a result of which shares of Bradley Common Stock will be converted into the right to receive stock, securities or other property of another person (including cash or any combination thereof), the terms of the agreement for such transaction will provide in connection with such transaction, that each share of Series A Preferred Stock will be converted into the number and kind of shares of stock, securities or other property receivable upon such transaction by a holder of the number of shares of Bradley Common Stock issuable upon conversion of such share of Series A Preferred Stock immediately prior to such transaction. Bradley may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

  No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments. Notwithstanding any of the foregoing adjustments, no adjustment will be made as a result of the issuance of Bradley Common Stock pursuant to any dividend reinvestment plan (including any optional cash purchase feature of such a plan), or, except under certain conditions, in connection with any shareholder rights plan or similar plan.

 Redemption

  Shares of Series A Preferred Stock will not be redeemable by Bradley prior to the fifth anniversary of the Effective Time. On and after such date, the shares of Series A Preferred Stock will be redeemable at the option of Bradley, for cash in an amount equal to $25.00 per share of Series A Preferred Stock plus all accrued but unpaid dividends, if any, so long as the average of the last sale price (or bid price for days on which there were no sales) per share of the Bradley Common Stock on the NYSE for 20 trading days preceding the date on which Bradley exercises the redemption right equals or exceeds the Conversion Price, as adjusted in certain circumstances. Bradley may only redeem the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) with the proceeds from the sale of other equity securities of Bradley, which may include other series of preferred stock, and from no other source.

  Bradley may exercise its redemption right by giving notice of redemption by first-class mail to the holders of the Series A Preferred Stock, and the redemption will be effective on the 30th day following mailing of such notice (the "Redemption Date").

  On the Redemption Date, Bradley must pay $25.00 plus all accrued and unpaid dividends for each share of Series A Preferred Stock to be redeemed.

 Voting Rights

  The holders of shares of Series A Preferred Stock will have the right, with the holders of Bradley Common Stock and any other equity securities so authorized, to vote in the election of directors of Bradley and upon each other matter coming before any meeting of the stockholders on which the holders of Bradley Common Stock are entitled to vote, on the basis of one vote for each share of Bradley Common Stock into which the shares of Series A Preferred Stock held by such holders are then convertible (rounded to the nearest whole number of shares). The holders of Series A Preferred Stock and Bradley Common Stock will vote together as one class except as otherwise set forth in the Articles Supplementary and summarized below.

  If six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock, or any Parity Stock, are in arrears, the number of directors then constituting the Board of Directors of Bradley will be automatically increased by two, and the holders of shares of Series A Preferred Stock and any such other Parity Stock, voting together as a single class (together, "Voting Preferred Stock"), will have the right to elect two additional directors to serve on Bradley's Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Voting Preferred Stock and at each subsequent annual meeting of shareholders until all such dividends, together with the dividends for the then current quarterly period, on the Voting Preferred Stock have been paid or declared and set aside for payment.

  The approval of holders of two-thirds of the outstanding shares of Series A Preferred Stock, voting as a single class, will be required in order to amend the terms of the Series A Preferred Stock to affect materially and adversely the rights, preferences, privileges or voting power of shares of Series A Preferred Stock, or to authorize, create, or increase the authorized amount of, any class or series of stock expressly ranking senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of Bradley. However, Bradley may increase or decrease the authorized number of shares of any class or series of equity securities of Bradley or create a new class or series of Parity Stock or Junior Stock without the consent of any holder of Series A Preferred Stock. In addition, the Series A Preferred Stock has no right to vote as a class on any transaction (including, without limitation, a merger, consolidation, statutory share exchange or sale of all or substantially all of Bradley's assets), regardless of whether Bradley is the surviving corporation in such transaction, or on any other matter not expressly provided for in the terms of the Series A Preferred Stock.

 Ownership Limit

  With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either (i) more than 9.8% of the aggregate value of all outstanding capital stock of Bradley or (ii) shares of Series A Preferred Stock which, if converted, would result in such person owning or being deemed to own more than 9.8% of the total number of shares of Bradley Common Stock. For a more detailed description of the Ownership Limit applicable to all classes of Bradley stock, see "--Bradley Excess Stock" below.

 Stock Exchange Listing; Transfer Agent

  Bradley expects that the shares of Series A Preferred Stock will be approved for listing on the NYSE under the symbol "BTRPRA." The transfer agent and registrar for the Series A Preferred Stock will be BankBoston, N.A., c/o Boston EquiServe, P.O. Box 8040, Boston, MA 02266.

BRADLEY COMMON STOCK

  Subject to the preferential rights of the Series A Preferred Stock and any other class or series of stock and to the provisions of the Bradley Charter regarding Excess Stock, holders of shares of Bradley Common Stock are entitled to receive dividends on shares of Bradley Common Stock if, as and when authorized and declared by the Board of Directors of Bradley out of assets legally available therefor and to share ratably in the assets of Bradley legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Bradley. Holders of Bradley Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of Bradley. When issued upon conversion of the Series A Preferred Stock in accordance with the terms of the Series A Preferred Stock, all shares of Bradley Common Stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable.

  Subject to the provisions of the Bradley Charter regarding Excess Stock, each outstanding share of Bradley Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Following the Merger, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Bradley Common Stock and the Series A Preferred Stock will possess exclusive voting power, with the Series A Preferred Stock voting on an as-converted basis. There is no cumulative voting in the election of directors, which means that the stockholders possessing a majority of votes entitled to be cast in the election can elect all of the directors then standing for election, and the remaining stockholders will not be able to elect any directors.

  See "--Bradley Excess Stock" below for a description of certain provisions of the Bradley Charter designed to preserve the status of Bradley as a qualified REIT that limit the transfer of, and provide Bradley with a right to redeem, shares of Bradley capital stock (including shares of Bradley Common Stock) and that also provide for the conversion of such stock to Excess Stock, in certain circumstances.

  Pursuant to the MGCL and the Bradley Charter, Bradley generally cannot dissolve, amend the Bradley Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of a majority of all the shares of capital stock entitled to be cast.

  The transfer agent and registrar for the Bradley Common Stock is BankBoston, N.A., c/o Boston EquiServe, P.O. Box 8040, Boston, MA 02266.

BRADLEY EXCESS STOCK

  For a company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. The Bradley Charter and the Articles Supplementary contain provisions, designed to ensure that Bradley remains a qualified REIT, that generally limit any holder from owning, or being deemed to own by virtue of the attribution provisions of the Code, (i) shares of Bradley Common Stock having a value that is more than 9.8% of the value of all outstanding shares of Bradley stock, or (ii) shares of Series A Preferred Stock (x) whose value is in excess of 9.8% of the value of all outstanding shares of stock of Bradley, or (y) which when converted would result in such holder being the beneficial owner of in excess of 9.8% of the total number of outstanding shares of Bradley Common Stock, after giving effect to such conversion (the "Ownership Limit"). The Bradley Charter provides that each person (which includes natural persons, corporations, trusts, partnerships and other entities) shall be deemed to own stock that such person (i) actually owns, (ii) constructively owns after applying attribution rules specified in the Code, and (iii) has the right to acquire upon exercise of any rights, options or warrants or upon conversion of any convertible securities held by such person. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the Ownership Limit being exceeded, merely because a single person may be considered to be the "beneficial owner" of such stock for purposes of Section 13(g) of the Exchange Act. The Bradley Board may waive the Ownership Limit if evidence satisfactory to the Board of Directors and Bradley's tax counsel is presented that the changes in ownership will not then or in the future jeopardize Bradley's status as a REIT and the Bradley Board otherwise decides that such action is in the best interests of the corporation.

  The Bradley Charter provides that any transfer of Bradley capital stock that would create direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of Bradley as a REIT, including any transfer that results in Bradley being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee ( the "Prohibited Transferee") will acquire no rights to the capital stock. Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock (as described below) that will be transferred, by operation of law, to a trustee (to be designated by Bradley, but unaffiliated with Bradley) as trustee for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by Bradley. The Excess Stock held in trust will be considered as issued and outstanding shares of stock of Bradley, will be entitled to receive distributions declared by Bradley and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to the Prohibited Transferee prior to the discovery by Bradley that capital stock has been transferred in violation of the provisions of the Bradley Charter (a "prohibited transfer") shall be repaid to Bradley upon demand and thereupon paid over by Bradley to the trustee. Any votes of holders of shares of capital stock purported to have been cast by the Prohibited Transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast, but said retroactive nullification of the vote of the relevant shares of capital stock shall not adversely affect the rights of any person (other than the Prohibited Transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

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

  The Bradley Charter provides that Excess Stock is not transferable. Subject to the redemption rights of Bradley discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Stock would not be an interest in Excess Stock, and upon such sale the shares of Excess Stock represented by the sold interest shall be automatically exchanged for shares of capital stock of the class that was originally exchanged into such Excess Stock. Upon such sale, the trustee shall distribute to the Prohibited Transferee only so much of the sales proceeds as is not more than the price paid by the Prohibited Transferee in the prohibited transfer that resulted in the exchange of Excess Stock for the capital stock purported to have been transferred (or, if the Prohibited Transferee received such capital stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in the Bradley Charter, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

  In addition to the foregoing transfer restrictions, Bradley will have the right, for a period of 90 days during the time any Excess Stock is held by the trustee, to purchase all or any portion of the Excess Stock from the trustee for the lesser of the price paid for the capital stock by the Prohibited Transferee or the market price of the capital stock on the date Bradley exercises its options to purchase. Upon any such purchase by Bradley, the trustee shall distribute the purchase price to the Prohibited Transferee. The 90-day period begins on the date on which Bradley receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for Excess Stock, or, if no notice is given, the date on which the prohibited transfer was made.

  If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of Bradley, to have acted as an agent on behalf of Bradley in acquiring the Excess Stock and to hold the Excess Stock on behalf of Bradley.

  These restrictions will not preclude settlement of transactions on the NYSE or any other stock exchange on which capital stock of Bradley is listed. The foregoing restrictions on transferability and ownership also will not apply if the Bradley Board determines that it is no longer in the best interests of Bradley to continue to qualify as a REIT.

  The Bradley Charter requires that, upon demand by Bradley, each stockholder and each proposed transferee of capital stock will disclose to Bradley in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Bradley Board deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

BUSINESS COMBINATIONS

  The "business combinations" statute under the MGCL does not apply to Bradley and the Merger. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least
(i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

  At any time, the Bradley Board could amend the Bradley Bylaws to allow the control share provision of the MGCL to apply to acquisitions of Bradley Common Stock; thus, there can be no assurance that the provision will not be amended or repealed in the future.

  The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect to which the acquiror is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  Unless the articles or bylaws provide otherwise, if an acquiring person statement has been delivered on or before the 10th day after the control share acquisition or if the acquiring person does not deliver an acquiring person statement within ten (10) days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered. Moreover, unless the articles or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles or bylaws of the corporation.

                       COMPARISON OF STOCKHOLDER RIGHTS

  At the Effective Time, the holders of Mid-America Common Stock will become holders of Series A Preferred Stock. Upon conversion of their shares of Series A Preferred Stock, such holders will become holders of Bradley Common Stock. Both Bradley and Mid-America are incorporated under and governed by the laws of the State of Maryland in accordance with the MGCL. Accordingly, the rights of the stockholders of Mid-America will continue to be governed by the MGCL but instead of being subject to the Mid-America Charter and the Mid-America Bylaws, their rights following the Merger will be governed by the Bradley Charter, the Articles

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

Supplementary designating the rights and preferences of the Series A Preferred Stock (attached as Annex B to this Proxy Statement/Prospectus) and the Bradley Bylaws.

  The following discussion summarizes certain differences between the rights of holders of Mid-America Common Stock, the rights of holders of Series A Preferred Stock and the rights of holders of Bradley Common Stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Mid-America Charter, the Mid-America Bylaws, the Bradley Charter, the Articles Supplementary, the Bradley Bylaws and the relevant provisions of the MGCL. Copies of the Mid-America Charter, the Mid-America Bylaws, the Bradley Charter, the Articles Supplementary and the Bradley Bylaws are incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

VOTING RIGHTS

  The Mid-America Charter provides the Mid-America Common Stock with full voting rights on the basis of one vote per share. The Articles Supplementary provide that, following the Merger, the holders of Series A Preferred Stock will have the right to vote with the Bradley Common Stock, on an as-converted basis, on all matters coming before any meeting of Bradley stockholders. In addition to these voting rights, the Series A Preferred Stock will have the right to vote as a single class prior to Bradley undertaking certain specified actions. The approval of two-thirds of the outstanding shares of Series A Preferred Stock will be required in order to amend the terms of the Series A Preferred Stock to affect materially and adversely the rights, preferences or voting power of the Series A Preferred Stock, or to authorize, create or increase the authorized amount of, any class or series of stock having rights senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of Bradley. The Bradley Common Stock has full voting rights on the basis of one vote per share.

  Thus, as a result of the Merger, the Mid-America Stockholders will continue to have full voting rights, albeit in a larger corporation, with respect to matters typically voted on by holders of common stock and, in addition, will have class voting rights with respect to certain matters affecting the Series A Preferred Stock. After a conversion of Series A Preferred Stock, the holders will continue to have full voting rights but will no longer be entitled to any special voting rights.

DIVIDEND RIGHTS

  The Mid-America Charter entitles the holders of Mid-America Common Stock to receive dividends on their shares if, as and when authorized and declared by the Board of Directors of Mid-America out of funds legally available therefor. While Mid-America has historically paid a regular quarterly dividend, the holders of Mid-America Common Stock have no right to any dividend or distribution unless and until such a dividend has been authorized and declared. The amount of the quarterly dividend is determined in the discretion of the Mid-America Board and, recently, has been $0.22 per share.

  The Articles Supplementary will entitle the holders of Series A Preferred Stock to receive a cumulative fixed quarterly dividend of $0.525 per share if, as and when authorized and declared by the Bradley Board out of funds legally available therefor, unless prohibited by an agreement of Bradley or by law. Because the dividends on the Series A Preferred Stock are cumulative, however, the dividends will accrue to the holders regardless of whether a dividend is authorized, declared or paid for a given quarter. In addition, the amount of the dividend is fixed and, thus, not within the discretion of the Bradley Board. After taking the Exchange Ratio into account, the fixed $0.525 per share dividend results in substantially the same payment as the historical $0.22 per share dividend on Mid-America Common Stock.

  The Bradley Charter entitles the holders of Bradley Common Stock to receive dividends on their shares if, as and when authorized and declared by the Bradley Board out of funds legally available therefor. The quarterly dividend to holders of Bradley Common Stock recently has been $0.35 per share, although such amount may be changed in the discretion of the Bradley Board.

  Accordingly, following the Merger, the Mid-America Stockholders will have the right to receive payment of substantially the same amount of dividends, which, unlike their current dividends, will accrue to the holders even if not authorized, declared or paid. The amount of their dividend will be fixed and therefore unable to be either increased or decreased in the discretion of the Bradley Board in the future. Following the conversion of Series A Preferred Stock, the holders will have rights only to such dividends as are authorized and declared on the Bradley Common Stock by the Bradley Board in its discretion.

LIQUIDATION PREFERENCE

  Under the Mid-America Charter, holders of Mid-America Common Stock are entitled to share ratably in the assets of Mid-America legally available for distribution in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of Mid-America. The Articles Supplementary provide that, in the event of a liquidation, dissolution or winding up, the Series A Preferred Stock will be entitled to receive a liquidation preference in the amount of $25.00 per share, plus any accrued but unpaid dividend, prior to any amounts being distributed to the holders of Bradley Common Stock.

  Thus, the former Mid-America Stockholders will generally have rights in the event of a liquidation of Bradley superior to those they had as holders of Mid-America Common Stock in the event of a liquidation of Mid-America; however, the holders are not entitled to any amounts exceeding their liquidation preference and any accrued but unpaid dividends. The holders of Series A Preferred Stock will surrender any senior rights in liquidation, including the $25.00 liquidation preference, when such holders convert their shares to Bradley Common Stock.

REDEMPTION

  The Mid-America Common Stock is not subject to any right of Mid-America to redeem any or all of the outstanding shares. Pursuant to the Articles Supplementary, Bradley will have the right to redeem all of the outstanding shares of the Series A Preferred Stock for $25.00 per share, plus accrued but unpaid dividends, after the fifth anniversary of the Effective Time so long as the average of the last sale price per share of Bradley Common Stock on the NYSE for the 20 trading day period preceding exercise of such redemption right equals or exceeds the Conversion Price. Bradley may only redeem the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) with the proceeds from the sale of other equity securities of Bradley, which may include other series of preferred stock, and from no other source. See "Description of Bradley Capital Stock--Series A Preferred Stock--Redemption."

  Thus, the holdings of the Mid-America Stockholders following the Merger will be subject to the right of Bradley to redeem the Series A Preferred Stock for cash if the specified conditions are satisfied. At any time prior to redemption (whether or not called for redemption), holders may convert their Series A Preferred Stock into Bradley Common Stock, which is not generally redeemable.

BOARD OF DIRECTORS

  The Bradley Bylaws provide that the number of directors of Bradley may be established by the Bradley Board but may not be fewer than the minimum number required by the MGCL. The Mid-America Bylaws fix a minimum of three and a maximum of fifteen directors. Directors of Bradley hold office until their successors are duly elected and qualified or until their death, resignation or removal. Both the Mid-America Charter and the Bradley Charter provide that a director may be removed from office only for cause and only by the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors.

  The Bradley Charter classifies the Bradley directors into three classes with staggered three-year terms, i.e., the term of one class expiring each year, whereas the Mid-America Bylaws establish a one-year term for all of the Mid-America directors.

  The Mid-America Bylaws also require a majority of the Mid-America Board to be independent as long as Mid-America intends to be qualified as a REIT. The Bradley Bylaws contain no corresponding requirement with respect to Bradley's directors, but currently only one of Bradley's directors is an officer or employee of Bradley.

  The staggered board provision prevents the holders of Bradley Common Stock and Series A Preferred Stock from voting on the election of all directors at each annual meeting. The use of a staggered board may have the effect of delaying or deferring a change in control of Bradley or the removal of incumbent management.

AMENDMENT OF CHARTER AND BYLAWS

  In conformity with the MGCL, both the Mid-America Charter and the Bradley Charter may be amended by their respective Board of Directors, with the approval of the holders of a majority of all of the votes entitled to be cast on the matter at a meeting of stockholders, with two exceptions. First, the Bradley Charter permits the Bradley Board to amend the limitations on transfer and ownership of stock to the extent the Bradley Board deems appropriate to assure continued qualification as a REIT without a vote of its stockholders. Second, the Mid-America Charter requires that any amendment which changes the terms or contract rights of any of Mid-America's outstanding capital stock shall be invalid unless such amendment shall have been authorized by two-thirds of all of the votes entitled to be cast on the matter at a meeting of the stockholders. Following the Merger, however, the Articles Supplementary will require the approval of two-thirds of the outstanding shares of Series A Preferred Stock to amend the terms of such securities to affect materially and adversely the rights, preferences or voting power of the Series A Preferred Stock.

  The Bradley Bylaws may be amended by the affirmative vote of the holders of a majority of the shares of Bradley Common Stock or by the Bradley Board without a vote of the stockholders. The Mid-America Bylaws contain similar amendment provisions except that (i) the Mid-America Board may not amend any Bylaw made by the Mid-America Stockholders and (ii) any amendment of the Bylaw restricting the transfer of Mid-America Common Stock to preserve Mid-America's REIT status requires an affirmative vote of not less than two-thirds of the votes entitled to be cast thereon.

  Thus, the Mid-America Stockholders' rights following the Merger regarding charter and bylaws amendments will be comparable except that the Bradley Board has the ability to amend the Bradley Charter without stockholder approval in order to protect Bradley's REIT status and the Bradley Board is not prevented from amending or repealing bylaws previously approved by the stockholders.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

  Under the MGCL, unless a corporation's charter provides for a lesser percentage (but not less than a majority), a proposed consolidation, merger, share exchange, transfer of assets or amendment of the charter must be approved by the stockholders of each corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. The Bradley Charter provides that such transactions may be approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter. The Mid-America Charter contains no such provision and therefore, such transactions require the approval of two-thirds of all votes entitled to be cast on the matter.

  The lower percentage of stockholder approval required for such actions may make it easier for Bradley to effect such matters as business combinations and charter amendments, some of which may not be in the best interests of certain stockholders.

SPECIAL MEETINGS

  The Mid-America Bylaws currently provide that a majority of the Mid-America Board, a majority of the independent directors or the president may call a special meeting of the Mid-America Stockholders. Similarly, the Bradley Bylaws provide that the chairman, the president or a majority of the Bradley Board may call a special meeting of the Bradley Stockholders. The Mid-America Bylaws provide that a special meeting of stockholders may be called by any stockholders who hold in the aggregate not less than 10% of all the votes entitled to be cast at such a meeting whereas the Bradley Bylaws require at least 25% or more of the votes entitled to be cast at such meeting to call a special meeting of stockholders. The MGCL authorizes the bylaws of a Maryland corporation to require a majority of the votes to be cast at a special meeting to call such a meeting, and the Bradley Board has authority to amend the Bradley Bylaws to provide for such higher number.

  The higher threshold required for Bradley stockholders to call a special meeting may have the effect of deterring or delaying a change in control of Bradley.

DISSOLUTION

  The dissolution of Mid-America would require (i) the affirmative resolution of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter. The dissolution of Bradley would require a similar resolution of the Bradley Board but only requires the approval of the holders of a majority of all of the votes entitled to be cast on the matter.

  Thus, a lesser vote of the stockholders of Bradley is required to authorize voluntary dissolution than is currently required for Mid-America stockholders.

RESTRICTIONS ON THE OWNERSHIP, TRANSFER OR ISSUANCE OF SHARES

  The Mid-America Charter prohibits, with certain exceptions, any person from owning, or being deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares of capital stock of Mid-America. The Bradley Charter and the Articles Supplementary contain a similar ownership limit, which prohibits beneficial ownership of (i) shares of Bradley Common Stock having a value that is more than 9.8% of the value of all outstanding shares of Bradley stock, or (ii) shares of Series A Preferred Stock (x) whose value is in excess of 9.8% of the value of all outstanding shares of stock in Bradley, or (y) which when converted would result in such holder being the beneficial owner of in excess of 9.8% of the total number of outstanding shares of Bradley Common Stock, after giving effect to such conversion. See "Description of Bradley Capital Stock--Bradley Excess Stock."

  The ownership restrictions provided by the Bradley Charter may have the effect of delaying, deferring or preventing the acquisition of control of Bradley. However, the Bradley Charter provides that the Ownership Limit shall not apply to shares of capital stock acquired pursuant to an all cash tender offer for all of the outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and where the tender offeror commits in such tender offer promptly after the tender offeror's purchase of the tendered stock, to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

                           BRADLEY REAL ESTATE, INC.

           INDEX TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                                            PAGE
                                                                            ----
Pro Forma Condensed Combined Balance Sheet as of March 31, 1998...........   76
  Notes to Pro Forma Condensed Combined Balance Sheet.....................   77
  Pro Forma Condensed Balance Sheet to reflect Prior Bradley Transactions
   as of March 31, 1998...................................................   79
Pro Forma Condensed Combined Statement of Income for the three months
 ended March 31, 1998.....................................................   80
  Notes to Pro Forma Condensed Combined Statement of Income...............   81
  Pro Forma Condensed Statement of Income to reflect Prior Bradley Trans-
   actions for the three months ended March 31, 1998......................   83
Pro Forma Condensed Combined Statement of Income for the year ended Decem-
 ber 31, 1997.............................................................   86
  Notes to Pro Forma Condensed Combined Statement of Income...............   87
  Pro Forma Condensed Statement of Income to reflect Prior Bradley Trans-
   actions for the year ended December 31, 1997...........................   89

                           BRADLEY REAL ESTATE, INC.

                  PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                MARCH 31, 1998
                                  (UNAUDITED)

  This unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Merger had been consummated on March 31, 1998. The Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. In the opinion of Bradley's management, all adjustments necessary to reflect the effects of this transaction have been made. The accompanying pro forma condensed combined financial statements have been prepared based on pro forma adjustments to pro forma and historical financial statements of Bradley and historical financial statements of Mid-America.

  This unaudited Pro Forma Condensed Combined Balance Sheet is presented for comparative purposes only and is not necessarily indicative of what the actual financial position of Bradley would have been at March 31, 1998, nor does it purport to represent the future financial position of Bradley. This unaudited Pro Forma Condensed Combined Balance Sheet should be read in conjunction with, and is qualified in its entirety by, the pro forma condensed balance sheet of Bradley and the respective historical financial statements and notes thereto of Bradley and Mid-America incorporated by reference into this Proxy Statement/Prospectus.

                              BRADLEY                                         BRADLEY
                             PRO FORMA        MID-        PRO FORMA          PRO FORMA
                               PRIOR        AMERICA        MERGER           AS ADJUSTED
                          TRANSACTIONS(A)  HISTORICAL  ADJUSTMENTS (B)     FOR THE MERGER
                          ---------------  ----------  ---------------     --------------
                                               (IN THOUSANDS)
ASSETS
Real estate investments,
 at cost................         $815,062    $152,716        $ (10,926)          $956,852
Accumulated depreciation
 and amortization.......          (44,582)    (34,161)          34,161            (44,582)
                                 --------    --------        ---------           --------
  Net real estate
   investments..........          770,480     118,555           23,235            912,270
Cash and cash
 equivalents............            2,505         --               --               2,505
Rents and other
 receivables............           12,120       2,285           (1,106)(C)         13,299
Investment in
 partnership............              --       14,943           (1,656)            13,287
Deferred charges and
 other assets...........           17,699       3,912           (2,927)(D)         18,684
                                 --------    --------        ---------           --------
  Total assets..........         $802,804    $139,695        $  17,546           $960,045
                                 ========    ========        =========           ========
LIABILITIES
Mortgage loans..........           80,718      49,499          (11,417)(E)        118,800
Unsecured notes payable.          199,496         --               --             199,496
Lines of credit.........          119,479      11,951           18,310 (F)        149,740
Accounts payable,
 accrued expenses and
 other liabilities......           24,471       1,849               49             26,369
                                 --------    --------        ---------           --------
  Total liabilities.....          424,164      63,299            6,942            494,405
                                 --------    --------        ---------           --------
Minority interest.......           19,803         --               --              19,803
                                 --------    --------        ---------           --------
SHARE OWNERS' EQUITY
Series A Preferred Stock
 and paid-in capital....              --          --            87,000 (G)         87,000
Common stock at par.....              237          83              (83)(G)            237
Additional paid-in
 capital................          343,733     119,730         (119,730)(G)        343,733
Accumulated earnings in
 excess of
 distributions..........           14,867     (43,417)          43,417 (G)         14,867
                                 --------    --------        ---------           --------
  Total share owners'
   equity...............          358,837      76,396           10,604            445,837
                                 --------    --------        ---------           --------
   Total liabilities and
    share owners'
    equity..............         $802,804    $139,695        $  17,546           $960,045
                                 ========    ========        =========           ========

--------
NOTES TO PRO FORMA CONDENSED COMBINED BALANCE SHEET

  (A) See page 79 for the pro forma condensed balance sheet giving effect to prior Bradley transactions.

  (B) Represents adjustments to record the Merger in accordance with the purchase method of accounting, based upon a purchase price of approximately $157.2 million, which assumes a value of $25 per share of Series A Preferred Stock, computed as follows (in thousands):

      Issuance of Series A Preferred Stock............................. $ 87,000
      Assumption of Mid-America liabilities............................   63,299
      Adjustment to increase mortgage debt to estimated fair value.....    2,043
      Estimated Merger costs...........................................    4,850
                                                                        --------
                                                                        $157,192
                                                                        ========

  (C) Represents the write-off of the portion of the Mid-America accounts receivable representing deferred rents arising from Mid-America recognition of rental income on a straight-line basis in accordance with generally accepted accounting principles. Bradley, as the surviving corporation, will recognize rental income on a straight-line basis over the remaining terms of the Mid-America leases in accordance with generally accepted accounting principles.

  (D) Represents the adjustment of Mid-America's carrying value of deferred charges to the estimated fair values in accordance with the purchase method of accounting. Organization costs, leasing costs and management contracts of Mid-America were deemed to have no future value to Bradley and were written-off in accordance with the purchase method of accounting. Other assets were adjusted to the estimated fair values as of March 31, 1998. The amounts represented by these adjustments are summarized below (in thousands):

      Leasing costs.................................................... $ 2,693
      Decrease in value of TIF bonds...................................   1,581
      Loan costs.......................................................   1,319
      Management contract..............................................     893
      Other............................................................     406
      Increase in cash surrender value of executive benefits...........     (35)
      Less accumulated amortization....................................  (3,930)
                                                                        -------
      Pro forma adjustment............................................. $ 2,927
                                                                        =======

  (E) Represents the expected prepayment of Mid-America mortgage debt funded with Bradley's line of credit, and the adjustment to the carrying value of the remaining Mid-America mortgage debt to the estimated fair values at March 31, 1998, as follows (in thousands):

      Expected amount of Mid-America mortgage debt to be prepaid.....  $(13,460)
      Adjustment to estimated fair value for remaining mortgage debt.     2,043
                                                                       --------
      Pro forma adjustment...........................................  $(11,417)
                                                                       ========

  (F) Estimated payments for fees and expenses related to the Merger are as follows (in thousands):

      Investment advisory fees......................................... $ 1,770
      Termination and severance........................................   1,160
      Legal and accounting.............................................   1,015
      Real estate due diligence and closing costs......................     614
      Other............................................................     145
      Printing and filing fees.........................................      96
      D&O insurance....................................................      50
                                                                        -------
                                                                          4,850
      Expected amount of Mid-America mortgage debt prepaid with
       Bradley's line of credit........................................  13,460
                                                                        -------
      Pro forma adjustment............................................. $18,310
                                                                        =======

  (G) To adjust Mid-America's capital accounts to reflect the issuance of 3,480,000 shares of Series A Preferred Stock in exchange for all of the outstanding shares of Mid-America Common Stock at an Exchange Ratio of
      0.42 shares of Series A Preferred Stock for each outstanding share of Mid-America Common Stock, as follows (in thousands):

                                                                         SERIES A
                                                                        PREFERRED
                                COMMON  PAID-IN    DISTRIBUTION IN      STOCK AND
                                SHARES  CAPITAL   EXCESS OF EARNINGS  PAID-IN CAPITAL
                                ------ ---------  ------------------ ----------------
      Issuance of Series A
       Preferred Stock .......   $ --  $      --       $    --           $87,000
      Mid-America's historical
       stockholders' equity...     83    119,730       (43,417)              --
                                 ----  ---------       -------           -------
      Pro forma adjustment....   $(83) $(119,730)      $43,417           $87,000
                                 ====  =========       =======           =======

                       PRO FORMA CONDENSED BALANCE SHEET
                     TO REFLECT PRIOR BRADLEY TRANSACTIONS

                                MARCH 31, 1998
                                  (UNAUDITED)

  From March 31, 1998 through May 30, 1998, Bradley has acquired an additional six shopping centers and has entered into contracts to acquire an additional eight properties, which management believes will close. The aggregate purchase price of these transactions is expected to be approximately $155 million. See "The Companies--Bradley."

  Subsequent to March 31, 1998, Bradley entered into a contract to sell One North State for approximately $84.5 million subject to normal and customary closing costs and adjustments with the proceeds assumed to be used to pay down Bradley's line of credit. See "The Companies--Bradley." In addition, in May 1998, Bradley sold Holiday Plaza, a shopping center in Cedar Falls, Iowa, for approximately $1.9 million.

  The unaudited Pro Forma Condensed Balance Sheet of Bradley is presented as if the acquisitions (including the probable acquisitions), and the dispositions (including the probable disposition), described above, had been consummated on March 31, 1998.

                          MARCH 31, 1998  ACQUISITION    DISPOSITION
                            HISTORICAL   ADJUSTMENTS(A) ADJUSTMENTS(B) PRO FORMA
                          -------------- -------------- -------------- ---------
                                              (IN THOUSANDS)
         ASSETS
Real estate
 investments--at cost...     $660,096       $154,966       $    --     $815,062
Accumulated depreciation
 and amortization.......      (44,582)           --             --      (44,582)
                             --------       --------       --------    --------
Net real estate
 investments............      615,514        154,966            --      770,480
Real estate investments
 held for sale..........       54,565            --         (54,565)        --
Other assets:
  Cash and cash
   equivalents..........        2,505            --             --        2,505
  Rents and other
   receivables..........       14,117            --          (1,997)     12,120
  Deferred charges, net
   and other assets.....       18,223            --            (524)     17,699
                             --------       --------       --------    --------
Total assets............     $704,924       $154,966       $(57,086)   $802,804
                             ========       ========       ========    ========
 LIABILITIES AND SHARE
     OWNERS' EQUITY
Mortgage loans..........       50,966         29,752            --       80,718
Unsecured notes payable.      199,496            --             --      199,496
Line of credit..........       79,100        125,214        (84,835)    119,479
Accounts payable,
 accrued expenses and
 other liabilities......       27,798            --          (3,327)     24,471
                             --------       --------       --------    --------
Total liabilities.......      357,360        154,966        (88,162)    424,164
                             --------       --------       --------    --------
Minority interest.......       19,146            --             657      19,803
                             --------       --------       --------    --------
Share owners' equity
  Common stock at par...          237            --             --          237
  Additional paid-in
   capital..............      343,733            --             --      343,733
  Accumulated earnings
   in excess of
   distributions........      (15,552)           --          30,419      14,867
                             --------       --------       --------    --------
Total share owners'
 equity.................      328,418            --          30,419     358,837
                             --------       --------       --------    --------
Total liabilities and
 share owners' equity...     $704,924       $154,966       $(57,086)   $802,804
                             ========       ========       ========    ========

EXPLANATORY NOTES

(A) Adjustments represent acquisitions of properties subsequent to March 31, 1998 that have been completed, or that are probable of completion.
(B) Adjustments represent the sale of Holiday Plaza subsequent to March 31, 1998, and the probable disposition of One North State for net sales proceeds of approximately $1.9 million and $84.5 million subject to normal and customary closing costs and adjustments, respectively, and the application of the net proceeds to pay down Bradley's line of credit.

                           BRADLEY REAL ESTATE, INC.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

  This unaudited Pro Forma Condensed Combined Statement of Income is presented as if the Merger had been consummated on January 1, 1997 and with Bradley qualifying as a REIT, distributing all of its taxable income and, therefore, incurring no federal income tax expense during the period January 1, 1997 through March 31, 1998. The Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. In the opinion of Bradley's management, all adjustments necessary to reflect the effects of these transactions have been made.

  This unaudited Pro Forma Condensed Combined Statement of Income is presented for comparative purposes only and is not necessarily indicative of what the actual results of operations of Bradley would have been for the period presented, nor does it purport to represent the results to be achieved in future periods. This unaudited Pro Forma Condensed Combined Statement of Income should be read in conjunction with, and is qualified in its entirety by, the pro forma condensed statement of income of Bradley and the respective historical financial statements and notes thereto of Bradley and Mid-America incorporated by reference into this Proxy Statement/Prospectus.

                                           THREE MONTHS ENDED MARCH 31, 1998
                          ---------------------------------------------------------------------
                                 BRADLEY                       PRO FORMA          BRADLEY
                                PRO FORMA        MID-AMERICA    MERGER         PRO FORMA AS
                          PRIOR TRANSACTIONS(A) HISTORICAL(B) ADJUSTMENTS   ADJUSTED FOR MERGER
                          --------------------- ------------- -----------   -------------------
                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
Income:
  Rental income.........       $    29,821         $5,646       $  --           $    35,467
  Other income..........               640            166          --                   806
                               -----------         ------       ------          -----------
    Total revenue.......            30,461          5,812          --                36,273
                               -----------         ------       ------          -----------
Expenses:
  Operations,
   maintenance and
   management...........             4,408            899          --                 5,307
  Real estate taxes.....             5,031            760          --                 5,791
  Mortgage and other
   interest.............             7,224          1,341         (173)(C)            8,392
  General and
   administrative.......             1,403            544         (323)(D)            1,624
  Depreciation and
   amortization.........             5,793          1,238         (470)(E)            6,561
                               -----------         ------       ------          -----------
    Total expenses......            23,859          4,782         (966)              27,675
                               -----------         ------       ------          -----------
Income before equity in
 earnings of partnership
 and allocation to
 minority interest......             6,602          1,030          966                8,598
Equity in earnings of
 partnership............               --             265           65(E)               330
Income allocated to mi-
 nority interest........              (383)           --           --                  (383)
                               -----------         ------       ------          -----------
Net income..............             6,219          1,295        1,031                8,545
Preferred share distri-
 butions................               --             --        (1,827)(F)           (1,827)
                               -----------         ------       ------          -----------
Net income attributable
 to common stock........       $     6,219         $1,295       $ (796)         $     6,718
                               ===========         ======       ======          ===========
Weighted average number
 of common shares
 outstanding--basic(G)          23,532,849                                       23,532,849
Basic net income per
 common
 share(G)...............       $      0.26                                      $      0.29
                               ===========                                      ===========

--------
NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

  (A) See page 83 for the pro forma condensed statement of income giving effect to prior Bradley transactions.

  (B) Represents historical operating results as reported by Mid-America for the three months ended March 31, 1998.

  (C) Represents the net reduction in interest expense for the prepayment of certain Mid-America mortgage indebtedness with Bradley's line of credit at Bradley's current interest rate of 6.5%, combined with the reduction in interest expense to reflect the estimated market interest rate of approximately 7.25%, in accordance with the purchase method of accounting, partially offset by an increase in interest expense for the payment of fees and expenses related to the merger of approximately $4,850,000, at an interest rate of 6.5%, as follows (in thousands):

      Elimination of historical interest on mortgages expected to be prepaid........................................................ $  (528)
      Interest on Bradley's line of credit expected to be used to
       prepay debt....................................................     413
      Reduction of Mid-America interest to reflect a market rate......    (137)
      Interest on Bradley's line of credit for merger fees and
       expenses.......................................................      79
                                                                       -------
      Pro forma adjustment............................................ $  (173)
                                                                       =======

  (D) Represents general and administrative cost savings which have been estimated based upon historical costs for those items which will be eliminated as a result of the Merger, as follows (in thousands):

      Salaries and benefits........................................... $   227
      D&O insurance and director fees.................................      46
      Professional fees...............................................      37
      Other...........................................................      13
                                                                       -------
      Pro forma adjustment............................................ $   323
                                                                       =======

  (E) Depreciation and amortization changes relate to recording Mid-America's properties at Bradley's purchase price, the related depreciation utilizing an estimated useful life of 39 years and a depreciable basis of approximately $119,771,000, and the elimination of historical amortization of Mid-America deferred assets in accordance with the purchase method of accounting, as follows (in thousands):

      Pro forma depreciation expense ($119,771 over 39 years)......... $   768
      Mid-America depreciation and amortization.......................  (1,238)
                                                                       -------
      Pro forma adjustment............................................ $  (470)
                                                                       =======

    The pro forma adjustment to the equity in earnings of partnership reflects the adjustment to depreciation and amortization of the partnership resulting from recording the investment in partnership at Bradley's purchase price.

  (F) Preferred share distributions are calculated using an annual dividend rate of $2.10 per share for 3,480,000 shares of Series A Preferred Stock pro rated for the period presented.

  (G) A reconciliation of the numerator and denominator used to compute basic earnings per share ("EPS") to the numerator and denominator used to compute diluted EPS is as follows:

                                               BRADLEY AS ADJUSTED FOR MERGER
                                               NUMERATOR  DENOMINATOR PER SHARE
                                              ----------- ----------- ---------
      Basic EPS:
      Net income attributable to common
       stock................................. $ 6,718,000 23,532,849   $ 0.29
      Effect of dilutive securities:
      Dilutive options exercised.............         --      54,379
      Conversion of LP Units.................     383,000  1,435,311
                                              ----------- ----------
      Diluted EPS:
      Net income attributable to common
       stock................................. $ 7,101,000 25,022,539   $ 0.28
                                              =========== ==========   ======

                           BRADLEY REAL ESTATE, INC.

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                     TO REFLECT PRIOR BRADLEY TRANSACTIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

  During the period from January 1, 1998 through May 30, 1998, Bradley acquired 11 shopping centers at an aggregate cost of approximately $93.7 million. Consideration paid for such acquisitions included cash (provided primarily from the bank line of credit) and assumption of mortgage indebtedness. In addition, as of June 1, 1998, Bradley has entered into contracts to acquire an additional eight shopping centers for an estimated aggregate purchase price of approximately $94.8 million, which it believes will close. See "The Companies--Bradley."

  On January 28, 1998, Bradley, through BOLP, issued $100 million of 7.2% ten-year unsecured Notes maturing January 15, 2008 (the "January 1998 Debt Issuance"). The effective interest rate on the unsecured Notes is approximately 7.61%. The issue was rated "BBB-" by Standard & Poor's Investment Services ("Standard & Poor's") and "Baa3" by Moody's Investor's Service ("Moody's"). Proceeds from the offering were used to reduce the outstanding borrowings under the line of credit.

  On February 18, 1998, Bradley issued 392,638 shares of common stock to a unit investment trust at a price based upon the then market value of $20.375 per share (the "February 1998 Stock Offering"). Net proceeds from the offering of approximately $7.6 million were contributed to BOLP and were used to reduce outstanding borrowings under the line of credit.

  Subsequent to March 31, 1998, Bradley entered into a contract to sell One North State, for approximately $84.5 million subject to normal and customary closing costs and adjustments, with the proceeds assumed to be used to pay down Bradley's line of credit. See "The Companies--Bradley." In addition, in May 1998, Bradley sold Holiday Plaza, a shopping center in Cedar Falls, Iowa, for approximately $1.9 million.

  The unaudited Pro Forma Condensed Statement of Income of Bradley is presented as if the acquisitions (including the probable acquisitions), the dispositions (including the probable disposition), the January 1998 Debt Issuance, and the February 1998 Stock Offering, described above, had been consummated on January 1, 1997, and with Bradley qualifying as a REIT and, therefore, incurring no federal income tax expense during the period January 1, 1997 through March 31, 1998.

                                       ACQUISITION   DISPOSITION     OTHER
                          HISTORICAL  PROPERTIES(A) PROPERTIES(B) ADJUSTMENTS  PRO FORMA
                          ----------  ------------- ------------- -----------  ----------
                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Rental income.........  $   28,736     $4,882        $(3,797)     $   --     $   29,821
  Other income..........         619         21            --           --            640
                          ----------     ------        -------      -------    ----------
    Total revenue.......      29,355      4,903         (3,797)         --         30,461
                          ----------     ------        -------      -------    ----------
Expenses:
  Operations,
   maintenance and
   management...........       4,333        597           (522)         --          4,408
  Real estate taxes.....       5,481        609         (1,059)         --          5,031
  Mortgage and other
   interest.............       5,558        --             --         1,666(C)      7,224
  General and
   administrative.......       1,403        --             --           --          1,403
  Depreciation and
   amortization.........       4,963        --             --           830(D)      5,793
                          ----------     ------        -------      -------    ----------
    Total expenses......      21,738      1,206         (1,581)       2,496        23,859
                          ----------     ------        -------      -------    ----------
Income before provision
 for loss on real estate
 investment and minority
 interest...............       7,617      3,697         (2,216)      (2,496)        6,602
Provision for loss on
 real estate investment.        (875)       --             875          --            --
                          ----------     ------        -------      -------    ----------
Income before allocation
 to minority
 interest...............       6,742      3,697         (1,341)      (2,496)        6,602
Income allocated to
 minority interest......        (391)       --             --             8          (383)
                          ----------     ------        -------      -------    ----------
Net income attributable
 to common stock........  $    6,351     $3,697        $(1,341)     $(2,488)   $    6,219
                          ==========     ======        =======      =======    ==========
Weighted average common
 shares outstanding--
 basic(E)...............  23,301,629                                           23,532,849
Basic and diluted income
 per common share(E)      $     0.27                                           $     0.26
                          ==========                                           ==========

EXPLANATORY NOTES

  (A) Increase represents historical operating revenues and expenses on properties acquired in 1998, or probable of acquisition subsequent to March 31, 1998, for the period Bradley did not own such properties.

  (B) Decrease represents the elimination of historical operating revenues and expenses, of properties sold or probable of being sold subsequent to March 31, 1998.

  (C) Mortgage and other interest has been increased to reflect the pro forma borrowings for property acquisitions for the period during which Bradley did not own such properties, net of the reduction for the application of net proceeds from the property dispositions and the February 1998 Stock Offering to pay down the line of credit for the period during which Bradley owned such properties, and for the period preceding the stock offering, at an interest rate of 6.50%, which was Bradley's approximate borrowing rate at May 30, 1998. Mortgage and other interest has been increased for the January 1998 Debt Issuance for the period preceding the issuance. A 0.125% change in the variable rate would result in a change in the pro forma interest adjustment of approximately $11,000.

      Increase in interest expense attributable to acquisition
       activities.....................................................  $ 3,007
      Decrease in interest expense attributable to disposition activi-
       ties...........................................................   (1,360)
      Decrease in interest expense attributable to the February 1998
       Stock Offering.................................................      (65)
      Net increase in interest expense attributable to the January
       1998 Debt
       Issuance offering..............................................       84
                                                                        -------
      Pro forma adjustment............................................  $ 1,666
                                                                        =======

  (D) Depreciation and amortization has been increased to give effect to recording the property acquisitions (including probable acquisitions) over a depreciable life of 39 years, for the period which Bradley did not own such properties, net of the reduction for properties sold or probable of being sold subsequent to March 31, 1998 for the period which Bradley owned such properties, as follows:

      Increase in depreciation and amortization attributable to
       acquisition activities...........................................  $887
      Decrease in depreciation and amortization attributable to disposi-
       tion activities..................................................   (57)
                                                                          ----
      Pro forma adjustment..............................................  $830
                                                                          ====

  (E) A reconciliation of the numerator and denominator used to compute basic earnings per share ("EPS") to the numerator and denominator used to compute diluted EPS is as follows:

                                   BRADLEY HISTORICAL               BRADLEY PRO FORMA
                            NUMERATOR  DENOMINATOR PER SHARE NUMERATOR  DENOMINATOR PER SHARE
                            ---------- ----------- --------- ---------- ----------- ---------
   Basic EPS:
   Net income attributable
    to common stock........ $6,351,000 23,301,629    $0.27   $6,219,000 23,532,849    $0.26
   Effect of dilutive
    securities:
   Dilutive options
    exercised..............        --      54,379                   --      54,379
   Conversion of LP Units..    391,000  1,435,311               383,000  1,435,311
                            ---------- ----------            ---------- ----------
   Diluted EPS:
   Net income attributable
    to common stock........ $6,742,000 24,791,319    $0.27   $6,602,000 25,022,539    $0.26
                            ========== ==========    =====   ========== ==========    =====

                           BRADLEY REAL ESTATE, INC.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

  The unaudited Pro Forma Condensed Combined Statement of Income is presented as if the Merger had been consummated on January 1, 1997, and with Bradley qualifying as a REIT and, therefore, incurring no federal income tax expense during the period January 1, 1997 through December 31, 1997. The Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. In the opinion of Bradley's management, all adjustments necessary to reflect the effects of these transactions have been made.

  This unaudited Pro Forma Condensed Combined Statement of Income is presented for comparative purposes only and is not necessarily indicative of what the actual results of operations of Bradley would have been for the periods presented, nor does it purport to represent the results to be achieved in future periods. This unaudited Pro Forma Condensed Combined Statement of Income should be read in conjunction with, and is qualified in its entirety by, the pro forma condensed statement of income of Bradley and the respective historical financial statements and notes thereto of Bradley and Mid-America incorporated by reference into this Proxy Statement/Prospectus.

                                             YEAR ENDED DECEMBER 31, 1997
                          ---------------------------------------------------------------------
                                 BRADLEY                       PRO FORMA          BRADLEY
                                PRO FORMA        MID-AMERICA    MERGER         PRO FORMA AS
                          PRIOR TRANSACTIONS(A) HISTORICAL(B) ADJUSTMENTS   ADJUSTED FOR MERGER
                          --------------------- ------------- -----------   -------------------
                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Rental income.........       $  116,453          $22,478      $   --          $  138,931
  Other income..........            1,632              787          --               2,419
                               ----------          -------      -------         ----------
    Total revenue.......          118,085           23,265          --             141,350
                               ----------          -------      -------         ----------
Expenses:
  Operations,
   maintenance and
   management...........           16,478            4,316          --              20,794
  Real estate taxes.....           19,069            2,952          --              22,021
  Mortgage and other
   interest.............           27,739            5,539         (845)(C)         32,433
  General and
   administrative.......            5,123            1,985       (1,300)(D)          5,808
  Non-recurring stock
   based compensation...            3,415              --           --               3,415
  Depreciation and
   amortization.........           21,111            4,981       (1,910)(E)         24,182
                               ----------          -------      -------         ----------
    Total expenses......           92,935           19,773       (4,055)           108,653
                               ----------          -------      -------         ----------
Income before net gain
 on sale of properties,
 equity in earnings of
 partnership and
 minority interest......           25,150            3,492        4,055             32,697
Net gain on sale of
 properties.............              --               130         (130)               --
Equity in earnings of
 partnership............              --             1,026          260 (E)          1,286
Income allocated to
 minority interest......           (1,568)             --           --              (1,568)
                               ----------          -------      -------         ----------
Income from operations..           23,582            4,648        4,185             32,415
Preferred Share
 Distributions..........              --               --        (7,308)(F)         (7,308)
                               ----------          -------      -------         ----------
Income from operations
 attributable to common
 stock..................       $   23,582          $ 4,648      $(3,123)        $   25,107
                               ==========          =======      =======         ==========
Weighted average common
 shares outstanding--
 basic(G)...............       22,963,982                                       22,963,982
Basic and diluted income
 from operations per
 common share(G)               $     1.03                                       $     1.09
                               ==========                                       ==========

--------
NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

  (A) See page 89 for the pro forma condensed statement of income giving effect to prior Bradley transactions.

  (B) Represents historical operating results as reported by Mid-America for the year ended December 31, 1997.

  (C) Represents the net reduction in interest expense for the prepayment of certain Mid-America mortgage indebtedness with Bradley's line of credit at Bradley's current interest rate of 6.5%, combined with the reduction in interest expense to reflect the estimated market interest rate of approximately 7.25%, in accordance with the purchase method of accounting, partially offset by an increase in interest expense for the payment of fees and expenses related to the merger of approximately $4,850,000, at an interest rate of 6.5%, as follows (in thousands):

      Elimination of historical interest on mortgages expected to be prepaid........................................................  $(2,263)
      Interest on Bradley's line of credit expected to be used to pre-
       pay debt.......................................................    1,652
      Reduction of Mid-America interest to reflect a market rate......     (549)
      Interest on Bradley's line of credit for merger fees and ex-
       penses.........................................................      315
                                                                        -------
      Pro forma adjustment............................................  $  (845)
                                                                        =======

  (D) Represents general and administrative cost savings which have been estimated based upon historical costs for those items which will be eliminated as a result of the Merger, as follows (in thousands):

      Salaries and benefits............................................. $  906
      D&O Insurance and director fees...................................    230
      Professional fees.................................................    136
      Other.............................................................     28
                                                                         ------
      Pro forma adjustment.............................................. $1,300
                                                                         ======

  (E) Depreciation and amortization changes relate to recording Mid-America's properties at Bradley's purchase price and related depreciation utilizing an estimated useful life of 39 years and a depreciable basis of approximately $119,771,000, and the elimination of historical amortization of Mid-America's deferred assets in accordance with the purchase method of accounting, as follows (in thousands):

      Pro forma depreciation expense ($119,771 over 39 years)......... $ 3,071
      Mid-America depreciation and amortization.......................  (4,981)
                                                                       -------
      Pro forma adjustment............................................ $(1,910)
                                                                       =======

    The pro forma adjustment to the equity in earnings of partnership reflects the adjustment to depreciation and amortization of the partnership resulting from recording the investment in partnership at Bradley's purchase price.

  (F) Preferred share distributions are calculated using an annual dividend rate of $2.10 per share for 3,480,000 shares of Series A Preferred Stock.

  (G) A reconciliation of the numerator and denominator used to compute basic earnings per share ("EPS") to the numerator and denominator used to compute diluted EPS is as follows:

                                                BRADLEY AS ADJUSTED FOR MERGER
                                              ----------------------------------
                                               NUMERATOR   DENOMINATOR PER SHARE
                                              ------------ ----------- ---------
      Basic EPS:
      Income from operations attributable to
       common stock.........................  $ 25,107,000 22,963,982   $ 1.09
      Effect of dilutive securities:
      Stock options.........................           --      42,451
      Stock-based compensation..............           --         315
      Conversion of LP Units................     1,568,000  1,523,587
                                              ------------ ----------
      Diluted EPS:
      Income from operations attributable to
       common stock.........................  $ 26,675,000 24,530,335   $ 1.09
                                              ============ ==========   ======

                           BRADLEY REAL ESTATE, INC.

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                     TO REFLECT PRIOR BRADLEY TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

  During 1997, Bradley acquired 25 shopping centers aggregating over 3.1 million square feet of GLA for an aggregate cost of approximately $189.3 million and from January 1, 1998 through May 31, 1998, has acquired 11 properties aggregating 1.4 million square feet of GLA for an aggregate acquisition price of approximately $94 million. Consideration paid for such acquisitions included cash (provided primarily from the bank line of credit), assumption of mortgage indebtedness and the issuance of Units of BOLP to contributors of properties acquired. In addition, as of June 1, 1998, Bradley has entered into contracts to acquire an additional eight shopping centers for an estimated purchase price of approximately $94.8 million, which it believes will close. See "The Companies--Bradley." During the period from January 1, 1997 through June 1, 1998, Bradley sold five shopping centers for net proceeds of approximately $21.3 million utilizing the net proceeds to pay down its line of credit.

  In December 1997, Bradley entered into a new $200 million unsecured line of credit facility with a syndicate of banks, replacing the previous $150 million unsecured line of credit. The line of credit bears interest at a rate equal to the lowest of (i) the lead bank's base rate, (ii) a spread over LIBOR ranging from 0.70% to 1.25% depending on the credit rating assigned by national credit rating agencies, or (iii) for amounts outstanding up to $100 million, a competitive bid rate solicited from the syndicate of banks. Based on the current credit rating assigned by Standard & Poor's and Moody's, the spread over LIBOR is 1.00%, which represents a reduction in the spread over LIBOR from the previous $150 million line of credit by 0.50%.

  On November 26, 1997, Bradley prepaid a REMIC mortgage note (the "REMIC Prepayment") primarily with the proceeds of an offering of $100 million of 7% unsecured Notes due November 15, 2004 (the "November 1997 Debt Issuance"). The effective interest rate on the unsecured Notes is approximately 7.19%. The issue was rated "BBB-" by Standard & Poor's and "Baa3" by Moody's.

  In December 1997, Bradley issued 1,290,000 shares of common stock pursuant to two separate public offerings (the "December 1997 Stock Offerings"). Net proceeds from the offerings, approximately $24.9 million, were contributed to BOLP and were used to reduce outstanding borrowings under the line of credit.

  On January 28, 1998, Bradley, through BOLP, issued $100 million, 7.2% ten-year unsecured Notes maturing January 15, 2008 (the "January 1998 Debt Issuance"). The effective interest rate on the unsecured Notes is approximately 7.61%. The issue was rated "BBB-" by Standard & Poor's and "Baa3" by Moody's. Proceeds from the issue were used to reduce the outstanding borrowings under the line of credit.

  On February 18, 1998, Bradley issued 392,638 shares of common stock to a unit investment trust at a price based upon the then market value of $20.375 per share (the "February 1998 Stock Offering"). Net proceeds from the offering of approximately $7.6 million were contributed to BOLP and were used to reduce outstanding borrowings under the line of credit.

  Subsequent to March 31, 1998, Bradley entered into a contract to sell One North State for approximately $84.5 million subject to normal and customary closing costs and adjustments, with the proceeds assumed to be used to pay down Bradley's line of credit. See "The Companies--Bradley."

  The unaudited Pro Forma Condensed Statement of Income is presented as if the acquisitions (including the probable acquisitions), the dispositions (including the probable disposition), the replacement of the previous line of credit with the new line of credit, the REMIC Prepayment, the November 1997 Debt Issuance, the December

1997 Stock Offerings, the January 1998 Debt Issuance, and the February 1998 Stock Offering, described above, had been consummated on January 1, 1997, and with Bradley qualifying as a REIT and, therefore, incurring no federal income tax expense during the period January 1, 1997 through December 31, 1997.

                                       ACQUISITION   DISPOSITION     OTHER
                          HISTORICAL  PROPERTIES(A) PROPERTIES(B) ADJUSTMENTS   PRO FORMA
                          ----------  ------------- ------------- -----------   ----------
                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenue:
  Rental income.........  $   96,115     $37,903      $(17,565)    $    --      $  116,453
  Other income..........       1,437         189             6          --           1,632
                          ----------     -------      --------     --------     ----------
    Total revenue.......      97,552      38,092       (17,559)         --         118,085
                          ----------     -------      --------     --------     ----------
Expenses:
  Operations,
   maintenance and
   management...........      14,012       5,322        (2,856)         --          16,478
  Real Estate taxes.....      18,398       5,291        (4,620)         --          19,069
  Mortgage and other in-
   terest...............      16,562         --            --        11,177(C)      27,739
  General and adminis-
   trative..............       5,123         --            --           --           5,123
  Non-recurring stock-
   based compensation...       3,415         --            --           --           3,415
  Depreciation and amor-
   tization.............      16,606         --            --         4,505(D)      21,111
                          ----------     -------      --------     --------     ----------
    Total expenses......      74,116      10,613        (7,476)      15,682         92,935
                          ----------     -------      --------     --------     ----------
Income before net gain
 on sale of properties
 and extraordinary item.      23,436      27,479       (10,083)     (15,682)        25,150
Net gain on sale of
 properties.............       7,438         --         (7,438)         --             --
                          ----------     -------      --------     --------     ----------
Income before
 extraordinary item and
 allocation to minority
 interest...............      30,874      27,479       (17,521)     (15,682)        25,150
Income allocated to mi-
 nority interest........      (1,116)        --            --          (452)        (1,568)
                          ----------     -------      --------     --------     ----------
Income before extraordi-
 nary item..............  $   29,758     $27,479      $(17,521)    $(16,134)    $   23,582
                          ==========     =======      ========     ========     ==========
Weighted average common
 shares
 outstanding--basic(E)..  21,776,146                                            22,963,982
Basic and diluted income
 per common share:
  Income before extraor-
   dinary item(E).......  $     1.36                                            $     1.03
                          ==========                                            ==========

EXPLANATORY NOTES

  (A) Increase represents historical operating revenues and expenses on properties acquired in 1997 and 1998, or probable of acquisition subsequent to December 31, 1997, for the period Bradley did not own such properties.

  (B) Decrease represents the elimination of historical operating revenues and expenses, and net gain on sale of properties disposed of during 1997 and 1998 or probable of being sold for the period during which Bradley owned such properties.

  (C) Mortgage and other interest has been increased to reflect the pro forma borrowings for property acquisitions for the period during which Bradley did not own such properties, net of the reduction for the application of net proceeds from the property dispositions and the December 1997 and February 1998 Stock Offerings to pay down the line of credit for the period during which Bradley owned such properties, and for the period preceding the Stock Offerings, at an interest rate of 6.50%, which was Bradley's approximate borrowing rate at May 30, 1998. Mortgage and other interest has been increased for the November 1997 and January 1998 Debt Issuances, net of the reduction for the application of net proceeds of such Debt Issuances to pay down the $100 million REMIC Note and the line of credit, respectively, at the applicable effective interest rates. Mortgage and other interest has been decreased by the net reduction in interest expense resulting from the December 1997 paydown of the existing line of credit facility with proceeds from the new line of credit facility. A 0.125% change in the variable rate would result in a change in the pro forma interest adjustment of approximately $19,000.

      Increase in interest expense attributable to acquisition
       activities.....................................................  $18,885
      Decrease in interest expense attributable to disposition
       activities.....................................................   (6,369)
      Decrease in interest expense attributable to the Stock
       Offerings......................................................   (1,987)
      Net increase in interest expense attributable to the Debt
       Issuances......................................................    1,092
      Net decrease in interest expense attributable to the paydown of the existing line of credit facility with proceeds from the new
       line of credit facility........................................     (444)
                                                                        -------
      Pro forma adjustment............................................  $11,177
                                                                        =======

  (D) Depreciation and amortization has been increased to give effect to recording the property acquisitions (including probable acquisitions) over a depreciable life of 39 years, for the period which Bradley did not own such properties, net of the reduction for properties disposed for the period which Bradley owned such properties, as follows:

      Increase in depreciation and amortization attributable to
       acquisition activities........................................ $ 5,899
      Decrease in depreciation and amortization attributable to
       disposition activities........................................  (1,394)
                                                                      -------
      Pro forma adjustment........................................... $ 4,505
                                                                      =======

  (E) A reconciliation of the numerator and denominator used to compute basic earnings per share ("EPS") to the numerator and denominator used to compute diluted EPS is as follows:

                                      BRADLEY HISTORICAL                 BRADLEY PRO FORMA
                                NUMERATOR  DENOMINATOR PER SHARE  NUMERATOR  DENOMINATOR PER SHARE
                               ----------- ----------- --------- ----------- ----------- ---------
      Basic EPS:
      Income before
       extraordinary item..... $29,758,000 21,776,146    $1.36   $23,582,000 22,963,982    $1.03
      Effect of dilutive
       securities:
      Stock options...........         --      42,451                    --      42,451
      Stock-based
       compensation...........         --         315                    --         315
      Conversion of LP Units..   1,116,000    799,938              1,568,000  1,523,587
                               ----------- ----------            ----------- ----------
      Diluted EPS:
      Income before
       extraordinary item..... $30,874,000 22,618,850    $1.36   $25,150,000 24,530,335    $1.03
                               =========== ==========    =====   =========== ==========    =====

                                 OTHER MATTERS

  It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Mid-America Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Mid-America proxy to vote the proxy in accordance with their best judgment.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Merger and the validity of the shares of Series A Preferred Stock to be issued pursuant to the Merger will be passed upon for Bradley by Goodwin, Procter & Hoar LLP (a partnership including professional corporations), Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of Bradley and is the beneficial owner of approximately 9,000 shares of Bradley Common Stock.

                                    EXPERTS

  The financial statements and schedule of Bradley as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements and the related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference from Mid-America's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

  Any Mid-America Stockholder who wishes to submit a proposal for presentation at Mid-America's 1999 Annual Meeting of Stockholders, if the Merger is not consummated by that time, must submit the proposal to Mid-America Realty Investments, Inc., 11506 Nichols Street, Suite 100, Omaha, Nebraska 68154,
Attention: Shareholder Relations. Such proposal must be received not later than November 18, 1998 for inclusion, if appropriate, in Mid-America's proxy statement and form of proxy relating to its 1999 Annual Meeting.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                           BRADLEY REAL ESTATE, INC.

                                      AND

                      MID-AMERICA REALTY INVESTMENTS, INC.

                            DATED AS OF MAY 30, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
1.The Merger...............................................................   1
  1.1  The Merger..........................................................   1
  1.2  The Closing.........................................................   1
  1.3  Effective Time......................................................   2
  1.4  Amendments of Governing Documents of the MDI Subsidiaries...........   2
  1.5  Severance Pay Agreements............................................   2
2.Charter and Bylaws of the Surviving Corporation..........................   2
  2.1  Charter.............................................................   2
  2.2  Bylaws..............................................................   2
3.Directors and Officers of the Surviving Corporation......................   2
  3.1  Directors...........................................................   2
  3.2  Officers............................................................   2
4.MDI Stock................................................................   2
  4.1  Conversion of the MDI Stock.........................................   2
  4.2  Exchange of Certificates Representing MDI Common Stock..............   3
  4.3  Return of Exchange Fund.............................................   5
5.Representations and Warranties of MDI....................................   5
  5.1  Existence; Good Standing; Authority; Compliance With Law............   5
  5.2  Authorization, Validity and Effect of Agreements....................   6
  5.3  Capitalization......................................................   6
  5.4  Subsidiaries........................................................   7
  5.5  Other Interests.....................................................   7
  5.6  No Violation........................................................   8
  5.7  SEC Documents.......................................................   8
  5.8  Litigation..........................................................   9
  5.9  Absence of Certain Changes or Events................................   9
  5.10 Taxes...............................................................  10
  5.11 Books and Records...................................................  11
  5.12 Properties..........................................................  11
  5.13 Leases..............................................................  12
  5.14 Rents...............................................................  13
  5.15 Environmental Matters...............................................  13
  5.16 Employee Benefit Plans..............................................  13
  5.17 Labor Matters.......................................................  14
  5.18 No Brokers..........................................................  14
  5.19 Opinion of Financial Advisor........................................  15
  5.20 Bradley Share Ownership.............................................  15
  5.21 Related Party Transactions..........................................  15
  5.22 Contracts and Commitments...........................................  15
  5.23 Development Rights..................................................  15
  5.24 Certain Payments Resulting From Transactions........................  16
  5.25 Tenant Improvements.................................................  16
  5.26 Status of Options to Purchase Real Property.........................  16
  5.27 Related Parties.....................................................  16
  5.28 Definition of MDI's Knowledge.......................................  16
  5.29 Disclosure..........................................................  16

                                                                            PAGE
                                                                            ----
6. Representations and Warranties of Bradley................................  17
  6.1   Existence; Good Standing; Authority; Compliance With Law............  17
  6.2   Authorization, Validity and Effect of Agreements....................  17
  6.3   Capitalization......................................................  18
  6.4   Subsidiaries........................................................  18
  6.5   Other Interests.....................................................  19
  6.6   No Violation........................................................  19
  6.7   SEC Documents.......................................................  19
  6.8   Litigation..........................................................  20
  6.9   Absence of Certain Changes..........................................  20
  6.10  Taxes...............................................................  20
  6.11  Books and Records...................................................  21
  6.12  Employee Benefit Plans..............................................  21
  6.13  Labor Matters.......................................................  22
  6.14  No Brokers..........................................................  22
  6.15  MDI Stock Ownership.................................................  22
  6.16  Definition of Bradley's Knowledge...................................  22
  6.17  Environmental Matters...............................................  22
  6.18  Disclosure..........................................................  23
7.Covenants.................................................................  23
  7.1   Acquisition Proposals...............................................  23
  7.2   Conduct of Businesses...............................................  24
  7.3   Meeting of Stockholders.............................................  26
  7.4   Filings; Other......................................................  27
  7.5   Inspection of Records...............................................  27
  7.6   Publicity...........................................................  27
  7.7   Initial Listing Application.........................................  28
  7.8   Further Action......................................................  28
  7.9   Affiliates of MDI...................................................  28
  7.10  Expenses............................................................  28
  7.11  Indemnification.....................................................  29
  7.12  Reorganization......................................................  30
  7.13  Certain Benefits....................................................  30
  7.14  Dividends...........................................................  30
  7.15  Environmental Matters...............................................  30
8.Conditions................................................................  31
  8.1   Conditions to Each Party's Obligation to Effect the Merger..........  31
  8.2   Conditions to Obligations of MDI to Effect the Merger...............  32
  8.3   Conditions to Obligation of Bradley to Effect the Merger............  32
9.Termination...............................................................  33
  9.1   Termination.........................................................  33
  9.2   Effect of Termination...............................................  34
  9.3   Payment of Termination Amount or Expenses...........................  36
  9.4   Extension; Waiver...................................................  37
10.General Provisions.......................................................  37
  10.1  Nonsurvival of Representations, Warranties and Agreements...........  37
  10.2  Notices.............................................................  37
  10.3  Assignment; Binding Effect; Benefit.................................  38
  10.4  Entire Agreement....................................................  38

                                                                            PAGE
                                                                            ----
  10.5  Confidentiality....................................................   38
  10.6  Amendment..........................................................   39
  10.7  Governing Law; Jurisdiction and Venue..............................   39
  10.8  Counterparts.......................................................   39
  10.9  Headings...........................................................   40
  10.10 Interpretation.....................................................   40
  10.11 Waivers............................................................   40
  10.12 Incorporation......................................................   40
  10.13 Severability.......................................................   40
  10.14 Enforcement of Agreement...........................................   40
  10.15 Certain Definitions................................................   40
EXHIBITS
EXHIBIT A--Acknowledgment of Severance Obligation
EXHIBIT B--Form of Articles Supplementary Establishing and Fixing the
 Rights and Preferences of a Series of Shares of Preferred Stock for the
 8.4% Convertible Preferred Stock of Bradley
EXHIBIT C--Form of Option Termination Agreement
EXHIBIT D--Form of Affiliate Letter
EXHIBIT E--Form of Opinion of Deloitte & Touche LLP
EXHIBIT F--Form of Estoppel Certificate
SCHEDULES
Schedule 8.3(f) Leases and REA Agreements Requiring Estoppel Certificates
Schedule 8.3(g) Required Consents

                         AGREEMENT AND PLAN OF MERGER

  This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of May 30, 1998, between Bradley Real Estate, Inc., a Maryland corporation ("Bradley"), and Mid-America Realty Investments, Inc., a Maryland corporation ("MDI").

                                   RECITALS

  A. The Board of Directors of Bradley and the Board of Directors of MDI each have determined that a business combination between Bradley and MDI is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.

  B. For federal income tax purposes, it is intended that the merger provided for herein shall qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a plan of reorganization under Section 368 of the Code.

  C. Each of Bradley and MDI has received a fairness opinion from its financial advisor relating to the transactions contemplated hereby as more fully described herein.

  D. Bradley and MDI desire to make certain representations, warranties and agreements in connection with the merger.

  NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

1. THE MERGER.

  1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3 hereof), MDI shall be merged with and into Bradley in accordance with this Agreement and the separate corporate existence of MDI shall thereupon cease (the "Merger"). Bradley shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in Section 3-114 of the Maryland General Corporation Law (the "MGCL").

  1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts, at 9:00 a.m., local time, on the first business day immediately following the day on which the last of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as the parties hereto may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

  1.3 Effective Time. If all the conditions to the Merger set forth in Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall cause Articles of Merger satisfying the requirements of the MGCL to be properly executed, verified and delivered for filing in accordance with the MGCL on the Closing Date. The Merger shall become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland in accordance with the MGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger (the "Effective Time").

  1.4 Amendments of Governing Documents of the MDI Subsidiaries. In connection with the Closing, the Articles of Incorporation, Bylaws, partnership agreements and equivalent documents for the MDI Subsidiaries (as defined in Section 5.1 hereof) will be amended to make certain changes to such documents in order to reflect the Merger and the transactions contemplated by this Agreement. MDI and the MDI Subsidiaries will take all actions which are necessary to effectuate such amendments and will use their best efforts to cause all of the stockholders in any MDI Subsidiary and all of the partners in any MDI Subsidiary to approve such amendments and, if necessary, the transactions contemplated by this Agreement and to take such other actions to effectuate such amendments and the transactions contemplated by this Agreement as may be reasonably requested by Bradley.

  1.5 Severance Pay Agreements. Bradley agrees that after the Effective Time, it will assume and be bound by the terms of the severance agreements (the "Severance Agreements") entered into by MDI with each of Jerome Heinrichs and Dennis G. Gethmann. Prior to the Effective Time, and as soon as practicable after this Agreement is signed, MDI shall supply Bradley with the calculation of the actual severance payments that would be payable pursuant to the Severance Agreements. In addition, MDI agrees to obtain acknowledgments in the form attached as Exhibit A hereto (an "Acknowledgment of Severance Obligation") from each of Jerome Heinrichs and Dennis G. Gethmann that such individual is not, and will not be, entitled to receive any amounts from MDI pursuant to its Severance Pay Policy.

                                   ARTICLE 2

2. CHARTER AND BYLAWS OF THE SURVIVING CORPORATION.

  2.1 Charter. The Charter (as defined in the MGCL) of Bradley in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation, until duly amended in accordance with applicable law.

  2.2 Bylaws. The Bylaws of Bradley in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                                   ARTICLE 3

3. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

  3.1 Directors. The directors of Bradley immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

  3.2 Officers. The officers of Bradley immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

                                   ARTICLE 4

4. MDI STOCK.

  4.1 Conversion of the MDI Stock.

  (a) At the Effective Time, each share of the common stock, $.01 par value per share, of Bradley ("Bradley Common Stock") outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one share of the Common Stock, $.01 par value per share, of the Surviving Corporation.

  (b) At the Effective Time, each share of common stock, par value $.01 per share, of MDI (the "MDI Common Stock") issued and outstanding immediately prior to the Effective Time (other than those shares of MDI Common Stock to be canceled pursuant to Section 4.1(d)) shall, by virtue of the Merger and without any action on the part of MDI, Bradley or the holders of any of the securities of any of these corporations, be converted into the right to receive 0.42 (the "Exchange Ratio") of a share of Series A 8.4% Convertible Preferred Stock of Bradley ("Bradley Preferred Stock"), the terms of which are substantially in the form set forth in the Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock (the "Articles Supplementary") attached hereto as Exhibit B; provided, however, that if between the date of this Agreement and the Effective Time the outstanding shares of Bradley Common Stock shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

  (c) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time, all shares of MDI Common Stock shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate representing any shares of MDI Common Stock (a "Certificate") shall thereafter cease to have any rights with respect to such shares of MDI Common Stock, except the right to receive, without interest, shares of Bradley Preferred Stock and cash in lieu of fractional shares of Bradley Preferred Stock in accordance with Section 4.2(d) (the "Merger Consideration") upon the surrender of such Certificate.

  (d) Each share of MDI Common Stock issued and held in MDI's treasury at the Effective Time, if any, by virtue of the Merger, shall cease to be outstanding, shall be canceled and retired and shall cease to exist and no payment of any consideration shall be made with respect thereto.

 (e) Each outstanding stock option to purchase a share of MDI Common Stock (an "Existing MDI Option") granted under MDI's Amended and Restated 1994 Stock Option Plan or MDI's 1995 Stock Option Plan (together, the "MDI Stock Option Plans") which has not been exercised by the Effective Time shall, at the Effective Time, be canceled and upon the surrender and cancellation of the option agreement representing such option and delivery of an Option Termination (defined below), the holders of such options shall be entitled to receive, as consideration therefor, an amount in cash equal to the excess, if any, of the Option Consideration (defined below) over the per share exercise price of such stock option, without interest thereon. For the purposes of this section, "Option Consideration" shall mean the average last sale price (or bid price for days on which there were no sales) per share of MDI Common Stock on the New York Stock Exchange ("NYSE") for the ten trading days preceding the fifth day prior to the Closing Date. MDI shall take all actions necessary to ensure that (i) all Existing MDI Options, to the extent not exercised prior to the Effective Time, shall terminate and be canceled as of the Effective Time and thereafter shall be of no further force or effect, (ii) no Existing MDI Options are granted after the date hereof, and (iii) the MDI Stock Option Plans and any and all other outstanding option arrangements or plans of MDI shall terminate as of the Effective Time. MDI hereby represents that immediately after the Effective Time, no Existing MDI Option holder or other participant in MDI Stock Option Plans shall have any right to acquire equity securities of MDI, Bradley, the Surviving Corporation or any subsidiary or affiliate thereof. MDI shall obtain, prior to the Closing, the consent, in the form attached as Exhibit C hereto, from each holder of an Existing MDI Option to the termination of such Existing MDI Option and the release of any and all rights such holder had or may have in such Existing MDI Option as contemplated by this Section 4.1(c) and a representation of such holder as to his or her title to such stock option and agreement to the payment terms hereof (each such document, an "Option Termination").

  4.2 Exchange of Certificates Representing MDI Common Stock.

  (a) As of the Effective Time, Bradley shall deposit, or shall cause to be deposited, with an exchange agent selected by Bradley on or prior to the Effective Time (the "Exchange Agent"), for the benefit of the holders of shares of MDI Common Stock, for exchange in accordance with this Article 4, certificates representing the shares of Bradley Preferred Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Bradley Preferred Stock being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 4.1 and paid pursuant to this Section 4.2 in exchange for outstanding shares of MDI Common Stock.

  (b) Promptly after the Effective Time, Bradley shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Bradley may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Bradley Preferred Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing the number of whole shares of Bradley Preferred Stock to which such holder shall be entitled, and (y) a check representing the amount of cash in lieu of fractional shares, if any, plus the amount of any dividends, or distributions, if any, pursuant to paragraph (c) below, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares or on the dividend or distribution, if any, payable to holders of Certificates pursuant to this Section 4.2. In the event of a transfer of ownership of MDI Common Stock which is not registered in the transfer records of MDI, a Certificate representing the proper number of shares of Bradley Preferred Stock, together with a check for the cash to be paid in lieu of fractional shares plus, to the extent applicable, the amount of any dividend or distribution, if any, payable pursuant to paragraph (c) below, may be issued to such a transferee if the Certificate representing shares of such MDI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

  (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on Bradley Preferred Stock paid with respect to any shares of MDI Common Stock represented by a Certificate shall be delivered to the holder of such Certificate until such Certificate is surrendered for exchange as provided herein and until such time, the Exchange Agent shall hold the amount of such dividends or distributions as a part of the Exchange Fund (subject to returns as provided in Section 4.3 hereof); provided, however, that, subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing the whole shares of Bradley Preferred Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Bradley Preferred Stock and not paid, less the amount of any withholding or other applicable taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Bradley Preferred Stock, less the amount of any withholding or other applicable taxes which may be required thereon.

  (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of MDI of the shares of MDI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates for shares of Bradley Preferred Stock and cash in lieu of fractional shares, if any, in accordance with this Section
4.2. Certificates surrendered for exchange by any Person constituting an "affiliate" of MDI for purposes of Rule 145, as such rule may be amended from time to time ("Rule 145"), of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Bradley has received an Affiliate Letter in the form of Exhibit D attached hereto (an "Affiliate Letter"), from such Person as provided in Section 7.9.

  (e) No fractional shares of Bradley Preferred Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Bradley Preferred Stock pursuant to Section 4.1(b), each holder of MDI Common Stock upon surrender of a Certificate for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the fraction of a share of Bradley Preferred Stock which such holder would otherwise be entitled to receive under this Article 4 by (ii) $25.00.

  4.3 Return of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Bradley Preferred Stock and any dividends or distributions paid with respect thereto) that remains unclaimed by the former stockholders of MDI one year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of MDI who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment of their shares of Bradley Preferred Stock and cash in lieu of fractional shares (plus dividends and distributions to the extent set forth in Section 4.2(c), if any), as determined pursuant to this Agreement, without any interest thereon. None of Bradley, MDI, the Exchange Agent or any other Person shall be liable to any former holder of shares of MDI Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of Bradley Preferred Stock and cash in lieu of fractional shares (plus, to the extent applicable, dividends and distributions payable pursuant to Section 4.2(c)).

                                   ARTICLE 5

5. REPRESENTATIONS AND WARRANTIES OF MDI.

  Except as set forth in the disclosure letter delivered at or prior to the execution hereof to Bradley, which shall refer to the relevant Sections of this Agreement (the "MDI Disclosure Letter"), MDI represents and warrants to Bradley as follows:

  5.1 Existence; Good Standing; Authority; Compliance With Law. MDI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. MDI is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, which states are listed in Section 5.1 of MDI Disclosure Letter; provided, however, that if MDI has prepared Section 5.1 of the MDI Disclosure Letter in good faith, Bradley hereby covenants not to exercise any right that it may have to terminate this agreement pursuant to
Section 9.1(c) based solely on any breach of the representation of MDI contained in this sentence; provided further, however, that nothing contained in this Section 5.1 shall affect Bradley's right to terminate this Agreement pursuant to Section 9.1(c) with respect to any matter described in this sentence that occurs or arises after the date hereof. MDI has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. Each of the MDI Subsidiaries (as defined below) is a corporation or partnership duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, which states are listed in Section 5.4 of the MDI Disclosure Letter; provided, however, that if MDI has prepared Section 5.1 of the MDI Disclosure Letter in good faith, Bradley hereby covenants not to exercise any right that it may have to terminate this agreement pursuant to Section 9.1(c) based solely on any breach of the representation of MDI contained in this sentence; provided further, however, that nothing contained in this Section 5.1 shall affect Bradley's right to terminate this Agreement pursuant to Section 9.1(c) with respect to any matter described in this sentence that occurs or arises after the date hereof. Neither MDI nor any of the MDI Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which MDI or any MDI Subsidiary or any of their respective properties or assets is subject, except where such violation would not have a material adverse effect on the business, results of operations, properties or financial condition of MDI and the MDI Subsidiaries taken as a whole (a "MDI Material Adverse Effect"). MDI and the MDI Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action would not have a MDI Material Adverse Effect. Copies of the Charter or other equivalent documents, Bylaws, organizational documents and partnership and joint venture agreements (and in each such case, all amendments thereto) of MDI and each of the MDI Subsidiaries are listed in Section 5.1 of MDI Disclosure Letter, and the copies of such documents, which have previously been delivered or made available to Bradley and its counsel, are true and correct. For the purposes of this Agreement, the term "MDI Subsidiary" shall include any of the entities listed under such heading in Section 5.4 of the MDI Disclosure Letter.

  5.2 Authorization, Validity and Effect of Agreements. Each of MDI and the MDI Subsidiaries has the requisite power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement. The Board of Directors of MDI has, by resolutions duly adopted by unanimous vote, approved this Agreement, the Merger and the transactions contemplated by this Agreement and has agreed to recommend that the holders of MDI Common Stock adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement at the MDI stockholders' meeting which will be held in accordance with the provisions of Section 7.3. In connection with the foregoing, the Board of Directors of MDI has taken such actions and votes as are necessary on its part to render the provisions of the Control Share Acquisition Statute (Title 3, Subtitle 7), the Business Combination Statute (Title 3, Subtitle 6) and all other applicable takeover statutes of the MGCL and any other applicable takeover statutes of any other state, inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement. As of the date hereof, all of the directors and executive officers of MDI have indicated that they presently intend to vote all shares of MDI Common Stock which they own to approve this Agreement, the Merger, and the transactions contemplated by this Agreement at the MDI stockholders' meeting which will be held in accordance with the provisions of Section 7.3. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of two-thirds of the outstanding shares of MDI Common Stock, the execution by MDI and the MDI Subsidiaries of this Agreement, the ancillary agreements to which they are parties and the consummation of the transactions contemplated by this Agreement and the ancillary agreements has been duly authorized by all requisite corporate or partnership action on the part of such entities, including, without limitation, the consent of the Class B Partner of MAB (as defined in Section 5.3(b) below). This Agreement constitutes, and the ancillary agreements to which they are parties (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of MDI and the MDI Subsidiaries, enforceable against MDI and each of the MDI Subsidiaries in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

  5.3 Capitalization.

  (a) The authorized capital stock of MDI consists of 25,000,000 shares of MDI Common Stock of which 8,285,715 shares are issued and outstanding. All such issued and outstanding shares of MDI Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. MDI has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of MDI on any matter. Except for the Existing MDI Options (all of which have been issued under the MDI Stock Option Plans), there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate MDI to issue, transfer or sell any shares of capital stock of MDI. Section 5.3(a) of the MDI Disclosure Letter sets forth a full list of the Existing MDI Options, including the name of the person to whom such stock options have been granted, the number of shares subject to each option, the per share exercise price for each option, the vesting schedule for each option and the termination date for each option. There are no agreements or understandings to which MDI or any MDI Subsidiary is a party with respect to the voting of any shares of MDI Common Stock or which restrict the transfer of any such shares, nor does MDI have knowledge of any such agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares. There are no outstanding contractual obligations of MDI or any MDI Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of MDI or any MDI Subsidiary. All dividends which have been declared with respect to MDI Common Stock have been paid in full. Neither MDI nor any MDI Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register any of their securities under the Securities Act. After the Effective Time the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock or other equity interest of MDI or the Surviving Corporation pursuant to any MDI Stock Option Plan or any other MDI Benefit Plan (as defined in Section
5.16 hereof).

  (b) The sole general partner of Mid-America Bethal Limited Partnership, a Nebraska limited partnership ("MAB"), is MDI. As of the date hereof, MDI owns a 50% partnership interest in MAB and is the Class A Partner, as defined in the Amended and Restated Limited Partnership Agreement of MAB (the "MAB Partnership Agreement") and the Class B Partner, as defined in the Partnership Agreement, owns a 50% partnership interest in MAB as set forth in Section 5.4 of the MDI Disclosure Letter. All such issued and outstanding partnership interests are duly authorized, validly issued, fully paid, and free of preemptive rights. There are not at the date of this Agreement, any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate MAB to issue, transfer or sell any partnership interests of MAB. There are no outstanding contractual obligations of MAB to repurchase, redeem or otherwise acquire any partnership interests of MAB. The partnership interests owned by MDI and, to the best knowledge of MDI, the partnership interests owned by the Class B Partner, are subject only to the restrictions on transfer set forth in the MAB Partnership Agreement and those imposed by applicable securities laws. MAB has not issued or granted, and is not a party to, any commitments of any kind relating to, or any agreements or understandings with respect to, partnership interests or any other interest in MAB or any securities convertible into partnership interests or such other interests and neither the Class B Partner nor MDI has offered to purchase the other's partnership interest or has notified the other of an offer by a third party to purchase its partnership interest. All material notices, consents and other written communications in the last two years between MAB and either the Class B Partner or MDI or between the Class B Partner and MDI are listed in Section 5.3 of the MDI Disclosure Letter. Prior to the date hereof, the Class B Partner of MAB has consented in writing to the consummation of the transactions contemplated in this Agreement and the resulting transfer of partnership interests of MAB held by MDI to Bradley.

  5.4 Subsidiaries. Except as set forth in Section 5.4 of the MDI Disclosure Letter, MDI owns directly all of the outstanding shares of capital stock or all of the partnership or other equity interests of each of the MDI Subsidiaries. Each of the outstanding shares of capital stock in each of the MDI Subsidiaries having corporate form is duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.4 of the MDI Disclosure Letter, each of the outstanding shares of capital stock of, or partnership or other equity interests in, each of the MDI Subsidiaries is owned, directly or indirectly, by MDI free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each the MDI Subsidiary is set forth in Section 5.4 of the MDI Disclosure
Letter: (i) its name and jurisdiction of incorporation or organization; (ii) the jurisdictions in which such entity is qualified to conduct business; (iii) its authorized capital stock or share capital or partnership or other interests; (iv) the name of each stockholder or owner of a partnership or other equity interest and the number of issued and outstanding shares of capital stock or share capital or percentage ownership for non-corporate entities held by it; and (v) the name of the general partners, if applicable. Mid-America Centers Corp. is the only MDI Subsidiary which is a "qualified REIT subsidiary" as such term is defined under Section 856(i) of the Code.

  5.5 Other Interests. Except for interests in the MDI Subsidiaries as set forth in Section 5.4 of the MDI Disclosure Letter, neither MDI nor any MDI Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity (other than investments in short-term investment securities). With respect to the interests set forth in Section 5.4 of the MDI Disclosure Letter, MDI or the applicable MDI Subsidiary, as the case may be, is a partner or stockholder in good standing, owns such interests free and clear of all liens, pledges, security interests, claims, options or other encumbrances, is not in breach of any provision of any agreement, document or contract governing such entity's rights in or to the interests owned or held, all of which agreements, documents and contracts are set forth in

Section 5.4 of the MDI Disclosure Letter, and have not been modified or amended since their description therein, and are in full force and effect and, to the best of the knowledge of MDI, the other parties to such agreements, documents or contracts are not in breach of any of their respective obligations under such agreements, documents or contracts, and to the best of the knowledge of MDI, if such other entities were included within the definition of MDI Subsidiaries for purposes of this Agreement, there would be no exceptions or breaches to the representations and warranties made in this Article for the MDI Subsidiaries.

  5.6 No Violation. Neither the execution and delivery by MDI and the MDI Subsidiaries of this Agreement or the ancillary agreements nor the consummation by MDI and the MDI Subsidiaries of the transactions contemplated by this Agreement and the ancillary agreements in accordance with their terms, will: (i) conflict with or result in a breach of any provisions of the Charter, Bylaws, organizational documents, partnership agreements, or joint venture agreements of MDI or any MDI Subsidiary; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, the MDI Stock Option Plans, or any grant or award made thereunder; (iii) except as set forth in Section 5.6 of the MDI Disclosure Letter, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of MDI or the MDI Subsidiaries under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which MDI or any of the MDI Subsidiaries is a party, or by which MDI or any of the MDI Subsidiaries or any of their properties is bound or affected, which would have a material adverse effect on any of the MDI Properties (as defined in Section 5.12 hereof), individually or in the aggregate; or (iv) other than the filings provided for in Article 1 of this Agreement, or required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws (collectively, the "Regulatory Filings"), require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a MDI Material Adverse Effect.

  5.7 SEC Documents. A complete list of filings by MDI with the United States Securities and Exchange Commission ("SEC") filings and each (A) registration statement, (B) annual report on Form 10-K, (C) quarterly report on Form 10-Q,
(D) current report on Form 8-K, (E) proxy statement or information statement, and (F) other reports filed with the SEC pursuant to the requirements of the Exchange Act or the Securities Act (in all such cases, including all exhibits, amendments and supplements thereto), prepared by MDI or any of the MDI Subsidiaries or relating to properties of MDI or the MDI Subsidiaries since January 1, 1994, is set forth in Section 5.7 of the MDI Disclosure Letter, and copies of such documents, in the form (including exhibits and any amendments thereto) filed with the SEC, have previously been provided or made available to Bradley or its counsel (collectively, the "MDI Reports"). The MDI Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by MDI under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder (the "Securities Laws") since January 1, 1994. As of their respective dates, the MDI Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of MDI included in or incorporated by reference into the MDI Reports (including the related notes and schedules) fairly presents the consolidated financial position of MDI and the MDI Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of MDI included in or incorporated by reference into the MDI Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of MDI and the MDI Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC. Except as and to the extent set forth on the consolidated balance sheet of MDI and the MDI Subsidiaries at December 31, 1997, including all notes thereto, neither MDI nor any of the MDI Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of MDI or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since such date and liabilities for expenses of attorneys, accountants and investment bankers incurred in connection with the Merger. MDI represents and warrants that, as of the date hereof, it is eligible under the regulations promulgated under the Securities Act to register the primary issuance of its securities on Form S-3.

  5.8 Litigation. Except as disclosed in Section 5.8 of the MDI Disclosure Letter, and other than personal injury and other routine tort litigation arising from the ordinary course of operations of MDI and the MDI Subsidiaries
(a) which are covered by adequate insurance or (b) for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, action or proceeding pending (in which service of process has been received by an employee of MDI or a MDI Subsidiary) or, to the best knowledge of MDI, threatened in writing against or affecting MDI or any MDI Subsidiary or any of their respective assets or properties nor is there any judgment, decree, injunction, rule or order of any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign ("Governmental Entity") or arbitrator outstanding against or affecting MDI or any MDI Subsidiary or any of their respective assets or properties (any such proceeding hereinafter referred to as "Litigation"); provided, however, that if MDI has prepared
Section 5.8 of the MDI Disclosure Letter in good faith, Bradley hereby covenants not to exercise any right that it may have to terminate this agreement pursuant to Section 9.1(c) based solely on any breach of the representation of MDI contained in this sentence; provided further, however, that nothing contained in this Section 5.8 shall affect Bradley's right to terminate this Agreement pursuant to Section 9.1(c) with respect to any matter described in this sentence that occurs or arises after the date hereof.

  5.9 Absence of Certain Changes or Events. Absence of Certain Changes or Events. Except as disclosed in Section 5.9 of the MDI Disclosure Letter, since the date of the most recent audited financial statements included in MDI Reports (the "MDI Financial Statement Date"), MDI and the MDI Subsidiaries have conducted their business only in the ordinary course and there has not been (a) any change which has had a MDI Material Adverse Effect, nor has there been any occurrence or circumstance that with the passage of time would reasonably be expected to result in a MDI Material Adverse Effect, (b) except for regular quarterly distributions not in excess of $.22 per share of MDI Common Stock, respectively (or, with respect to the period commencing on the date hereof and ending on the Closing Date, distributions as necessary to maintain REIT status), in each case with customary record and payment dates, any authorization, declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the MDI Common Stock, (c) any split, combination or reclassification of the MDI Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of capital stock of MDI or partnership interests in MAB or any issuance of an ownership interest in, any MDI Subsidiary, (d) any damage, destruction or loss, whether or not covered by insurance, that has or might reasonably be expected to have a MDI Material Adverse Effect, (e) any change in accounting methods, principles or practices by MDI or any MDI Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles ("GAAP"), or (f) any amendment of any employment, consulting, severance, retention or any other agreement between MDI or any Second Party Subsidiary and any officer or director of MDI or any MDI Subsidiary.

  5.10 Taxes.

  (a) MDI and each of the MDI Subsidiaries has paid or caused to be paid all federal, state, local, foreign, and other taxes, including without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and property taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties (collectively, "Taxes"), owed by it through the date hereof.


  (b) MDI and each of the MDI Subsidiaries has timely filed, or requested extensions to file, all federal, state, local and foreign tax returns required to be filed by any of them through the date hereof, and all such returns are complete and accurate. Attached as Section 5.10 to the MDI Disclosure Letter is a list all written requests for extension of filing obligations which MDI has submitted to the IRS and a summary of the current status of the filing.

  (c) As of December 31, 1997 and March 31, 1998, MDI had a net operating loss carry forward for federal income tax purposes of $1,072,921 and $1,072,921, respectively.

  (d) Neither the Internal Revenue Service ("IRS") nor any other governmental authority is now asserting by written notice to MDI or any MDI Subsidiary or, to the knowledge of MDI or the MDI Subsidiaries, threatening to assert against MDI or any MDI Subsidiary any deficiency or claim for additional Taxes. There is no dispute or claim concerning any Tax liability of MDI or any MDI Subsidiary, either claimed or raised by any governmental authority, or as to which any officer of MDI or any MDI Subsidiary has reason to believe may be claimed or raised by any federal or state governmental authority. No claim has ever been made by a taxing authority in a jurisdiction where MDI or any MDI Subsidiary does not file reports and returns that MDI or any MDI Subsidiary is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of MDI or any MDI Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes. Neither MDI nor any of the MDI Subsidiaries has ever entered into a closing agreement pursuant to Section 7121 of the Code.

  (e) Neither MDI nor any of the MDI Subsidiaries has received written notice of any audit of any tax return filed by MDI or any MDI Subsidiary, and neither MDI nor any of the MDI Subsidiaries has been notified by any tax authority that any such audit is contemplated or pending. Except as set forth in Section
5.10 of the MDI Disclosure Letter, neither MDI nor any of the MDI Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by MDI or any MDI Subsidiary is in force. True, correct and complete copies of all federal, state and local income or franchise tax returns filed by MDI and each of the MDI Subsidiaries and all communications relating thereto have been delivered to Bradley or made available to representatives of Bradley.

  (f) MDI and each MDI Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

  (g) Each of the MDI Subsidiaries of which all the outstanding capital stock is owned solely by MDI is a Qualified REIT Subsidiary as defined in Section 856(i) of the Code. MAB and each of the other MDI Subsidiaries listed as a partnership or limited liability company in Section 5.4 of the MDI Disclosure Letter are, and have been at all times, properly classified as partnerships for federal income tax purposes and not as publicly-traded partnerships.

  (h) For all tax years of MDI, MDI has qualified as a real estate investment trust ("REIT") within the meaning of Sections 856-860 of the Code, including, without limitation, the requirements of Sections 856 and 857 of the Code. For the periods described in the preceding sentence, MDI has met all requirements necessary to be treated as a REIT for purposes of the income tax provisions of those states in which MDI is subject to income tax and which provide for the taxation of REITs in a manner similar to the treatment of REITs under Sections 856-860 of the Code. For the short period ended with the date hereof, MDI has operated in a manner that will allow it to qualify as a REIT for the period January 1, 1998 through the Closing Date.

  5.11 Books and Records.

  (a) The books of account and other financial records of MDI and each of the MDI Subsidiaries are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the MDI Reports.

  (b) The minute books and other records of MDI and each of the MDI Subsidiaries have been made available to Bradley, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Board of Directors of MDI and each of the MDI Subsidiaries and all actions of the partners of each of the MDI Subsidiaries.

  5.12 Properties. All of the real estate properties owned by MDI and each of the MDI Subsidiaries are set forth in Section 5.12 of the MDI Disclosure Letter. Except as set forth in Section 5.12 of the MDI Disclosure Letter, MDI and each MDI Subsidiary owns fee simple title to each of the real properties identified in the MDI Disclosure Letter (the "MDI Properties"), free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (collectively, "Encumbrances") and the MDI Properties are not subject to any rights of way, written agreements, laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, "Property Restrictions"), except for (x) Property Restrictions imposed or promulgated by law or any governmental body or authority with respect to real property, including zoning regulations, that do not adversely affect the current use of the property, materially detract from the value of or materially interfere with the present use of the property, (y) Encumbrances and Property Restrictions disclosed on existing title reports or current surveys (in either case copies of which title reports and surveys have been delivered or made available to Bradley and are listed in Section 5.12 of the MDI Disclosure Letter), and (z) mechanics', carriers', workmen's or repairmen's liens and other Encumbrances, Property Restrictions and other limitations of any kind, if any, which, individually or in the aggregate, are not material in amount, do not materially detract from the value of or materially interfere with the present use of any of the MDI Properties subject thereto or affected thereby, and do not otherwise materially impair business operations conducted by MDI and the MDI Subsidiaries and which have arisen or been incurred only in the ordinary course of business. Valid policies of title insurance have been issued insuring MDI's or the applicable MDI Subsidiary's fee simple title to each of the MDI Properties in amounts at least equal to the purchase price thereof, and such policies are, at the date hereof, in full force and effect and no claim has been made against any such policy and MDI has no knowledge of any facts or circumstances which would constitute the basis for such a claim. To the best knowledge of MDI, (i) no certificate, permit or license from any governmental authority having jurisdiction over any of the MDI Properties or any agreement, easement or other right which is necessary to permit the lawful use and operation of the buildings and improvements on any of the MDI Properties or which is necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the MDI Properties (a "REA Agreement") has not been obtained and is not in full force and effect, and there is no pending threat of modification or cancellation of any of the same nor is MDI nor any MDI Subsidiary currently in default under any REA Agreement and the MDI Properties are in full compliance with all governmental permits, licenses and certificates, except for any of the foregoing matters which would have a material adverse effect on any of the MDI Properties, individually or in the aggregate; (ii) no written notice of any violation of any federal, state or municipal law, ordinance, order, regulation or requirement affecting any portion of any of the MDI Properties has been issued by any governmental authority and none of the MDI Properties are in violation of any such federal, state or municipal law, order, ordinance, regulation or requirement, including, without limitation, the Americans with Disabilities Act, except for such violations that would not have a material adverse effect on any of the MDI Properties, individually or in the aggregate; (iii) there are no material structural defects relating to any of the MDI Properties; (iv) there is no MDI Property whose building systems are not in working order in any material respect; (v) there is no physical damage to any MDI Property in excess of $10,000 for which there is no insurance in effect covering the full cost of the restoration;

or (vi) there is no current renovation or restoration or tenant improvements to any MDI Property or any portion thereof, the cost of which exceeds $10,000, except in each instance as set forth in Section 5.12 of the MDI Disclosure Letter. The use and occupancy of each of the MDI Properties complies in all material respects with all applicable codes and zoning laws and regulations, and MDI has no knowledge of any pending or threatened proceeding or action that will in any manner affect the size of, use of, improvements on, construction on, or access to any of the MDI Properties, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such MDI Properties. Neither MDI nor any of the MDI Subsidiaries has received any notice to the effect that (A) any betterment assessments have been levied against, or any condemnation or rezoning proceedings are pending or threatened with respect to any of the MDI Properties or (B) any zoning, building or similar law, code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the MDI Properties or by the continued maintenance, operation or use of the parking areas. Except as set forth in
Section 5.12 of the MDI Disclosure Letter, to the best knowledge of MDI, there are no facts or circumstances under which the owner of real estate (other than MDI) can cause MDI to breach or be in default under any lease or REA Agreement. Section 5.12 of MDI's Disclosure Letter sets forth all fire and extended coverage casualty policies issued to MDI and the amounts of such coverage.

  5.13 Leases.

  (a) Section 5.13 of the MDI Disclosure Letter sets forth a true, accurate and complete rent roll for each of the MDI Properties (the "Rent Roll") as of December 31, 1997. The Rent Roll includes, without limitation, the name of the tenant, the space leased, the lease expiration date, security and other deposits, prepaid rent (for more than 30 days), percentage rent, pro rata share of operating expenses, taxes, charges and assessments. Section 5.13 of the MDI Disclosure Letter contains a list of known defaults and a list of any extraordinary clauses including, without limitation, any "kick-out" clauses, cotenancy requirements or exclusions, exclusives, restrictions, "go-dark" clauses, or clauses requiring any future funding of tenant improvements. Except as noted in Section 5.13 of the MDI Disclosure Letter, to MDI's knowledge, there is no violation of any cotenancy, exclusive or restriction listed in such Section 5.13.

  (b) As of the last day of the calendar month immediately preceding the date hereof, (i) each of the leases and tenancies for all or any portion of the MDI Properties (the "MDI Leases") is valid and subsisting and in full force and effect, has not been amended, modified or supplemented; (ii) the tenant under each of the MDI Leases is in actual possession of the leased premises; (iii) no tenants are in arrears for the payment of rent for any month preceding the month of the date of this Agreement or otherwise in default of such tenant's lease obligations as to which MDI has given notice of default to such tenant; and (iv) neither MDI nor any MDI Subsidiary has received any written notice from any tenant of any intention to vacate. Neither MDI nor any MDI Subsidiary has collected payment of rent (other than security deposits) accruing for a period which is more than one month beyond the date of collection.

  (c) MDI has previously delivered or made available to Bradley a true and correct copy of all MDI Leases.

  (d) As of the last day of the calendar month immediately preceding the date hereof, no tenant under any of the MDI Leases has asserted any claim of which MDI or any MDI Subsidiary has received written notice which would materially affect the collection of rent from such tenant and neither MDI nor any MDI Subsidiary has received written notice of any material default or breach on the part of MDI or any MDI Subsidiary under any of the MDI Leases which has not been cured.

  (e) Section 5.13 of the MDI Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all written or oral commitments made by MDI or any MDI Subsidiary to lease any of the MDI Properties or any portion thereof which has not yet been reduced to a written lease. MDI has provided true and correct copies of all such written commitments to Bradley and Section
5.13 of the MDI Disclosure Letter provides with respect to each such oral commitment the principal terms of such commitment, including, if applicable,
(i) the space to be occupied, (ii) the name of the tenant, (iii) the length of the original term thereof and any right or option to renew or extend the lease term, (iv) the monthly minimum rental, (v) rental escalations, (vi) the terms with respect to percentage rent or other overage rent, (vii) any provisions for tenant allowances and tenant build-out and
(viii) the right of any third-party broker to any outstanding brokerage or other commission incidental thereto and all other financial terms.

  (f) All material leases pursuant to which MDI or any MDI Subsidiary, as lessee, leases real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any material existing default or any event which with notice or lapse of time or both would constitute such a default, nor do any of such leases contain any provision which would preclude the Surviving Corporation from occupying and using the leased premises for the same purposes and upon substantially the same rental and other terms as are applicable to the occupation and use by MDI and the MDI Subsidiaries.

  5.14 Rents. The rents and other income and charges set forth in Section 5.13 of the MDI Disclosure Letter are the actual rents, income and charges presently being charged by MDI and the MDI Subsidiaries under the MDI Leases. No space is occupied rent free or at a rental rate reduced from the rate stated in Section 5.13 of the MDI Disclosure Letter. No tenant under any of the MDI Leases is entitled to any purchase option, concessions, allowances, abatements, set-offs, rebates or refunds or has prepaid any rents or other charges for more than one month. None of the MDI Leases and none of the rents or other amounts payable thereunder have been assigned, pledged or encumbered, other than to lenders, as described in Section 5.22 of the MDI Disclosure Letter. No brokerage or leasing commission or other compensation will be due or payable to any Person, firm, corporation or other entity with respect to or on account of any of the MDI Leases or any extensions or renewals thereof on and after the Effective Time.

  5.15 Environmental Matters. None of MDI, any MDI Subsidiary or, to the best knowledge of MDI, any other Person has caused or permitted (a) the presence of any hazardous substances, hazardous materials, toxic substances or waste materials (collectively, "Hazardous Materials") on any of the MDI Properties, or (b) any spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from any of the MDI Properties as a result of any construction on or operation and use of such properties, which presence or occurrence could, individually or in the aggregate, have a MDI Material Adverse Effect; and in connection with the construction on or operation and use of the MDI Properties, neither MDI nor any of the MDI Subsidiaries has failed to comply, in any material respect, with any applicable local, state or federal environmental law, regulation, ordinance or administrative and judicial order relating to the generation, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Materials. In addition, no lien has ever been imposed by any governmental agency on the MDI Properties in connection with the presence of any Hazardous Materials and neither MDI nor any MDI Subsidiary has ever entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter except for such judgments, consent decrees, compliance orders or administrative orders that would not have a material adverse effect on any of the MDI Properties, individually or in the aggregate, or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter within the last seven years. The MDI has provided to Bradley copies of all documents, records, and information available to MDI and any MDI Subsidiary concerning any environmental or health and safety matter relevant to any MDI Properties, including, without limitation, environmental risk assessments, site assessments, documentation regarding off-site disposal of any Hazardous Materials, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any governmental agency. In addition, MDI has disclosed to Bradley all sites formerly or currently owned or operated by MDI or any MDI Subsidiary.

  5.16 Employee Benefit Plans.

  (a) All employee benefits plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and other benefit arrangements covering employees of MDI and the MDI Subsidiaries, other than any multiemployer plan (within the meaning of Section 3(37) of ERISA) (the "MDI Benefit Plans") are listed in Section 5.16(a) of the MDI Disclosure Letter. True and complete copies of the MDI Benefit Plans have been provided or made available to Bradley. To the extent applicable, the MDI Benefit Plans have been administered in all material respects in accordance with their terms and comply, in all material respects, with the applicable requirements of ERISA and the Code. Any MDI Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or a determination letter request has been filed with the IRS with respect to any such plan and is still pending. No MDI Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. No MDI Benefit Plan nor MDI or any MDI Subsidiary has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. There are no pending or anticipated claims against or otherwise involving any of the MDI Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of MDI Benefit Plan activities) has been brought against or with respect to any such MDI Benefit Plan. All contributions required to be made as of the date hereof to the MDI Benefit Plans have been made or provided for. Except as otherwise required by Sections 601 through 608 of ERISA, Section 4980B of the Code and applicable state laws, MDI does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and MDI has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. Except as set forth in the Severance Agreements, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional subsequent events directly related to the transaction contemplated herein) (i) constitute an event under any MDI Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee, director or consultant of MDI or any MDI Subsidiary pursuant to any MDI Benefit Plan or (ii) result in the triggering or imposition of any restrictions or limitations on the right of MDI or Bradley to amend or terminate any MDI Benefit Plan. No payment or benefit which will be required to be made pursuant to the terms of any agreement, commitment or MDI Benefit Plan, as a result of the transactions contemplated by this Agreement, to any officer, director or employee of MDI or any of the MDI Subsidiaries, could be characterized as an "excess parachute payment" within the meaning of Section 280G of the Code or non-deductible by virtue of Section 162(m) of the Code. MDI represents and warrants that the Severance Pay Policy described in MDI's employee handbook does not apply to either of Jerome Heinrichs or Dennis G. Gethmann.

  (b) Except as listed in Section 5.16(b) of the MDI Disclosure Letter, neither MDI nor any MDI Subsidiary contributes to or has any liability to contribute to a multiemployer plan. All contributions have been made as required by the terms of each of the plans listed in Section 5.16(b) of the MDI Disclosure Letter and the terms of any related collective bargaining agreements and neither MDI nor any MDI Subsidiary has any knowledge or received any notice that any such plan is in reorganization, that increased contributions are required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than required under Section 412 of the Code, or that any such plan is insolvent.

  5.17 Labor Matters. Neither MDI nor any MDI Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of MDI, threatened against MDI or any of the MDI Subsidiaries relating to their business, except for any such proceeding which would not have a MDI Material Adverse Effect. To the knowledge of MDI, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of MDI or any of the MDI Subsidiaries.

  5.18 No Brokers. Neither MDI nor any of the MDI Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Bradley to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that MDI has retained SBC Warburg Dillon Reed ("SBC") as its financial advisors, the arrangements with which have been disclosed in writing to Bradley prior to the date hereof. Other than the foregoing arrangements and Bradley's arrangement with BT Alex. Brown & Sons Incorporated ("Alex. Brown"), MDI is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

  5.19 Opinion of Financial Advisor. MDI has received the opinion of SBC, to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of MDI Common Stock from a financial point of view, and has delivered a true and correct copy of such opinion to Bradley.

  5.20 Bradley Share Ownership. Neither MDI nor any of the MDI Subsidiaries owns any shares of Bradley Common Stock or other securities convertible into any shares of Bradley Common Stock.

  5.21 Related Party Transactions. Set forth in Section 5.21 of the MDI Disclosure Letter is a list of all arrangements, agreements and contracts entered into by MDI or any of the MDI Subsidiaries (which are or will be in effect as of or after the date of this Agreement) with (i) any consultant, other than investment bankers, accountants or lawyers retained in the ordinary course of business or for the purposes of the transaction contemplated hereby
(A) involving payments in excess of $25,000 or (B) which may not be terminated at will by MDI or the MDI Subsidiary which is a party thereto, (ii) any Person who is an officer, director or affiliate of MDI or any of the MDI Subsidiaries, any relative of any of the foregoing or any entity of which any of the foregoing is an affiliate, except for MDI Benefit Plans of which such individuals are participants or (iii) any Person who acquired MDI Common Stock in a private placement. All such documents are listed in Section 5.21 of the MDI Disclosure Letter and the copies of such documents, which have previously been provided or made available to Bradley and its counsel, are true and correct copies. All of the management, leasing or other contracts to which any of the MDI Subsidiaries or any affiliate of MDI is a party, receives income from or has obligations or liabilities arising out of are listed on Section
5.21 of the MDI Disclosure Letter.

  5.22 Contracts and Commitments. Section 5.22 of the MDI Disclosure Letter sets forth (i) all notes, debentures, bonds and other evidence of indebtedness which are secured or collateralized by mortgages, deeds of trust or other security interests in the MDI Properties or personal property of MDI and each of the MDI Subsidiaries and (ii) each material commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") entered into by MDI or any of the MDI Subsidiaries which may result in total payments by or liability of MDI or any MDI Subsidiary in excess of $10,000. Copies of the foregoing are listed in Section 5.22 of the MDI Disclosure Letter and the copies of such documents, which have previously been provided or made available to Bradley and its counsel, are true and correct. None of MDI or any of the MDI Subsidiaries has received any notice of a default that has not been cured under any of the documents described in clause (i) above or is in default respecting any payment obligations thereunder beyond any applicable grace periods except where such default would not have a MDI Material Adverse Effect. All joint venture agreements to which MDI or any of the MDI Subsidiaries is a party are set forth in Section 5.22 of the MDI Disclosure Letter and neither MDI nor any of the MDI Subsidiaries is in default with respect to any obligations, which individually or in the aggregate are material, thereunder.

  5.23 Development Rights. Set forth in Section 5.23 of the MDI Disclosure Letter is a list of all agreements entered into by MDI or any of the MDI Subsidiaries relating to the development or construction of the MDI Properties and a description of the current status of each such development. The copies of such agreements are listed in Section 5.23 of the MDI Disclosure Letter, and such copies, which have previously been provided to Bradley and its counsel, are true and correct. All work to be performed, payments to be made and actions to be taken by MDI or any of the MDI Subsidiaries prior to the date hereof pursuant to any agreement entered into with a governmental body or authority in connection with the development of the MDI Properties, including any development agreement relating to a site approval, zoning reclassification or other similar action (e.g., local improvement district, road improvement district, environmental mitigation, etc.) has been performed, paid or taken, as the case may be, and MDI is not aware of any planned or proposed work, payments or actions that may be required after the date hereof pursuant to such agreements.

  5.24 Certain Payments Resulting From Transactions. Except for the vesting of options as set forth in Section 5.3 of the MDI Disclosure Letter and except as set forth in Section 5.24 of the MDI Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events)
(i) constitute an event under any MDI Benefit Plan, policy, practice, agreement or other arrangement or any trust or loan (the "Employee Arrangements") that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, director or consultant of MDI or any of the MDI Subsidiaries, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of MDI or Bradley to amend or terminate any Employee Arrangement and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes. No payment or benefit which will be required to be made pursuant to the terms of any agreement, commitment or MDI Benefit Plan, as a result of the transactions contemplated by this Agreement, to any officer, director or employee of MDI or any of the MDI Subsidiaries, could be characterized as an "excess parachute payment" within the meaning of Section 280G of the Code.

  5.25 Tenant Improvements. Section 5.25 of the MDI Disclosure Letter contains
(i) a list of any unfunded tenant improvements being conducted by MDI or any MDI Subsidiary in excess of $10,000 and (ii) to the best knowledge of MDI, the aggregate amount of all unfunded tenant improvements for all MDI Properties. MDI and each MDI Subsidiary has delivered or made available true and correct copies of any and all contracts, plans, specifications and agreements in connection with all tenant improvements in excess of $10,000.

  5.26 Status of Options to Purchase Real Property. All options of MDI or any of the MDI Subsidiaries to purchase real property, including a description of the current status, conditions and contingencies relating to each of such options, are set forth in Section 5.26 of the MDI Disclosure Letter.

  5.27 Related Parties. Except as set forth in Section 5.27 of the MDI Disclosure Letter, (i) MDI does not have any outstanding agreements, arrangements or understandings, including, without limitation, leases and promissory notes, with any Person who is or was an officer or director of MDI at any time in the last eight (8) years, including, without limitation, Donald
F. Day, Christopher R. Held, Terry L. Clauff and Joseph H. Carter, or with any Person that is owned in part or controlled by any such individual, and
(ii) there is no Litigation pending or, to the knowledge of MDI, threatened, involving, relating to or affecting MDI and any Person who is or was an officer or director of MDI at any time in the last eight (8) years, including, without limitation, Donald F. Day, Christopher R. Held, Terry L. Clauff and Joseph H. Carter, or any Person that is owned in part or controlled by any such individual.

  5.28 Definition of MDI's Knowledge. As used in this Agreement, the phrase "to the knowledge of MDI" or "to the best knowledge of MDI" (or words of similar import) means the knowledge or the best knowledge of those individuals identified in Section 5.28 of the MDI Disclosure Letter, and includes any fact, matter or circumstance which any of such individuals, as an ordinary and prudent business person employed in the same capacity in the same type and size of business as MDI, should have known.

  5.29 Disclosure. The representations, warranties and statements made by MDI in this Agreement, the ancillary agreements and in the MDI Disclosure Letter and in the certificates and other documents delivered pursuant hereto do not contain any untrue statement of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE 6

6. REPRESENTATIONS AND WARRANTIES OF BRADLEY.

  Except as set forth in the disclosure letter delivered at or prior to the execution hereof to MDI, which shall refer to the relevant Sections of this Agreement (the "Bradley Disclosure Letter"), Bradley represents and warrants to MDI as follows:

  6.1 Existence; Good Standing; Authority; Compliance With Law. Bradley is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. Bradley is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, which states are listed in Section 6.1 of the Bradley Disclosure Letter; provided, however, that if Bradley has prepared
Section 6.1 of the Bradley Disclosure Letter in good faith, MDI hereby covenants not to exercise any right that it may have to terminate this agreement pursuant to Section 9.1(d) based solely on any breach of the representation of Bradley contained in this sentence; provided further, however, that nothing contained in this Section 6.1 shall affect MDI's right to terminate this Agreement pursuant to Section 9.1(d) with respect to any matter described in this sentence that occurs or arises after the date hereof. Bradley has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. Each of the Bradley Subsidiaries is a corporation or partnership duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, which states are listed in Section 6.4 of the Bradley Disclosure Letter; provided, however, that if Bradley has prepared Section 6.1 of the Bradley Disclosure Letter in good faith, MDI hereby covenants not to exercise any right that it may have to terminate this agreement pursuant to Section 9.1(d) based solely on any breach of the representation of Bradley contained in this sentence; provided further, however, that nothing contained in this Section 6.1 shall affect MDI's right to terminate this Agreement pursuant to Section 9.1(d) with respect to any matter described in this sentence that occurs or arises after the date hereof. Neither Bradley nor any Bradley Subsidiary is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Bradley or any Bradley Subsidiary or any of their respective properties or assets is subject, except where such violation would not have a material adverse effect on the business, results of operations, properties or financial condition of Bradley and the Bradley Subsidiaries taken as a whole (a "Bradley Material Adverse Effect"). Bradley and the Bradley Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, where the failure to obtain any such license, permit or authorization or to take any such action would have a Bradley Material Adverse Effect. Copies of the Charter and other equivalent documents and Bylaws (and all amendments thereto) of Bradley and each of the Bradley Subsidiaries are listed in Section 6.1 of the Bradley Disclosure Letter, and the copies of such documents, which have previously been delivered or made available to MDI or its counsel, are true and correct copies. For purposes of this Agreement, the term "Bradley Subsidiary" shall include any of the entities set forth under such heading in Section 6.4 of the Bradley Disclosure Letter.

  6.2 Authorization, Validity and Effect of Agreements. Bradley has the requisite corporate power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement and the ancillary agreements to which it is a party. The Board of Directors of Bradley has, by resolutions duly adopted by unanimous vote approved this Agreement, the Merger, the issuance of the Bradley Preferred Stock and the other transactions contemplated by this Agreement. In connection with the foregoing, the Board of Directors of Bradley has taken such actions and votes as are necessary on its part to render the provisions of the Control Share Acquisition Statute, the Business Combination Statute and all other applicable takeover statutes of the MGCL and any other applicable takeover statutes of any other state, inapplicable to this Agreement, the Merger, and the transactions contemplated by this Agreement. The execution by Bradley of this Agreement, the ancillary agreements and the consummation of the transactions contemplated by this Agreement and the ancillary agreements has been duly authorized by all requisite corporate action on the part of Bradley. This Agreement constitutes, and the ancillary agreements to which it will become a party (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of Bradley, enforceable against Bradley in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

  6.3 Capitalization.

  (a) The authorized capital stock of Bradley consists of 80,000,000 shares of Bradley Common Stock, of which 23,701,762 are issued and outstanding, 20,000,000 shares of preferred stock, par value $.01 per share (the "Bradley Preferred Stock"), of which none are issued and outstanding, and 50,000,000 shares of excess stock, par value $.01 per share ("Bradley Excess Stock"), of which none are issued and outstanding. All such issued and outstanding shares of Bradley Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Bradley has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Bradley on any matter. Except for the Bradley OP Units, as defined below, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Bradley to issue, transfer or sell any shares of Bradley Common Stock, other than the issuance by Bradley of up to 385,550 shares of Bradley Common Stock upon the exercise of stock options issued pursuant to Bradley's stock option plans. There are no agreements or understandings to which Bradley or any Bradley Subsidiary is a party with respect to the voting of any shares of Bradley Common Stock or which restrict the transfer of any such shares, nor does Bradley have knowledge of any such agreements or understandings with respect to the voting of any such shares or which restrict the transfer of such shares. Except for the Bradley OP Units, as defined below, there are no outstanding contractual obligations of Bradley or any Bradley Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or other securities of Bradley or any Bradley Subsidiary.

  (b) The sole general partner of Bradley Operating Limited Partnership, a Delaware limited partnership ("Bradley OP"), is Bradley. As of the date hereof, there are issued and outstanding 25,083,004 units of partnership interest in Bradley OP ("Bradley OP Units"), 23,701,262 of which are owned by Bradley and the remainder of which are owned by the Persons (the "Limited Partners") and in the amounts set forth in Section 6.3 of the Bradley Disclosure Letter. All such issued and outstanding Bradley OP Units are duly authorized, validly issued, fully paid, and free of preemptive rights. There are not at the date of this Agreement, any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Bradley OP to issue, transfer or sell any limited partnership interests of Bradley OP. The Bradley OP Units owned by Bradley and, to the best knowledge of Bradley, the Bradley OP Units owned by the Limited Partners, are subject only to the restrictions on transfer set forth in the Limited Partnership Agreement of Bradley OP (the "Bradley OP Partnership Agreement") and those imposed by applicable securities laws. Except as set forth in Section 6.3 of the Bradley Disclosure Letter, Bradley has not issued or granted, and is not a party to, any commitments of any kind relating to, or any agreements or understandings with respect to, Bradley OP Units or any other interest in Bradley or any securities convertible into Bradley OP Units or such interests.

  6.4 Subsidiaries. Except as set forth in Section 6.4 of the Bradley Disclosure Letter, Bradley owns directly or indirectly all of the outstanding shares of capital stock or all of the partnership or other equity interests of each of the Bradley Subsidiaries. Each of the outstanding shares of capital stock of each of the Bradley Subsidiaries having corporate form is duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 6.4 of the Bradley Disclosure Letter, each of the outstanding shares of capital stock of, or partnership or other equity interests in, each of the Bradley Subsidiaries is owned, directly or indirectly, by Bradley free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each Bradley Subsidiary is set forth in Section 6.4 of the Bradley Disclosure Letter: (i) its name and jurisdiction of incorporation or organization; (ii) the jurisdictions in which such entity is qualified to conduct business; (iii) its authorized capital stock or share capital, or partnership or other interests; (iv) the name of each stockholder or owner of capital stock or share capital or percentage ownership for non-corporate entities held by it; and (v) the name of the general partners, if applicable.

  6.5 Other Interests. Except for interests in the Bradley Subsidiaries and the securities of other publicly traded REITs, neither Bradley nor any Bradley Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than investments in short-term investment securities and other than disclosed in Section 6.5 of the Bradley Disclosure Letter.

  6.6 No Violation. Except as set forth in Section 6.6 of the Bradley Disclosure Letter, neither the execution and delivery by Bradley of this Agreement or the ancillary agreements nor the consummation by Bradley of the transactions contemplated by this Agreement and the ancillary agreements in accordance with their terms, will: (i) conflict with or result in a breach of any provisions of the Articles of Amendment or Bylaws of Bradley; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of Bradley's stock option plans, or any grant or award under any of the foregoing; (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of Bradley or any of the Bradley Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Bradley or any of the Bradley Subsidiaries is a party, or by which Bradley or any of the Bradley Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not have a Bradley Material Adverse Effect; or (iv) other than the Regulatory Filings, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a Bradley Material Adverse Effect.

  6.7 SEC Documents. A complete list of Bradley SEC filings, and each (A) registration statement, (B) annual report on Form 10-K, (C) quarterly report on Form 10-Q, (D) current report on Form 8-K, (E) proxy statement or information statement, and (F) any other report filed with the SEC pursuant to the Exchange Act or the Securities Act (in all such cases, including all exhibits, amendments and supplements thereto) prepared by Bradley or relating to either of their respective properties since January 1, 1994, are set forth in Section 6.7 of the Bradley Disclosure Letter, and copies of which, in the form (including exhibits and any amendments thereto) filed with the SEC, have previously been provided or made available to MDI or its counsel (collectively, the "Bradley Reports"). The Bradley Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by Bradley under the Securities Laws subsequent to January 1, 1994. As of their respective dates, the Bradley Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Bradley included in or incorporated by reference into the Bradley Reports (including the related notes and schedules) fairly presents the consolidated financial position of Bradley and the Bradley Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Bradley included in or incorporated by reference into the Bradley Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Bradley and the Bradley Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC. Except as and to the extent set forth on the consolidated balance sheet of Bradley and the Bradley Subsidiaries at December 31, 1997, including all notes thereto, or as set forth in the Bradley Reports, neither Bradley nor any of the Bradley Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Bradley or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since such date and liabilities for expenses of attorneys, accountants and investment bankers incurred in connection with the Merger.

  6.8 Litigation. Other than personal injury and other routine tort litigation arising from the ordinary course of operations of Bradley and the Bradley Subsidiaries (a) which are covered by adequate insurance or (b) for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, action or proceeding pending (in which service of process has been received by an employee of Bradley or a Bradley Subsidiary) or, to the best knowledge of Bradley threatened in writing against or affecting Bradley or any Bradley Subsidiary that, individually or in the aggregate, could reasonably be expected to (i) have a Bradley Material Adverse Effect or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any court of Governmental Entity or arbitrator outstanding against Bradley or any of the Bradley Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

  6.9 Absence of Certain Changes. Since the date of the most recent audited financial statements included in Bradley Reports (the "Bradley Financial Statement Date"), Bradley and the Bradley Subsidiaries have conducted their business only in the ordinary course and there has not been (a) any change which has had a Bradley Material Adverse Effect, nor has there been any occurrence or circumstance that with the passage of time would reasonably be expected to result in a Bradley Material Adverse Effect, (b) except for regular quarterly distributions not in excess of $.35 per share Bradley Common Stock or Bradley OP Unit, respectively (or, with respect to the period commencing on the date hereof and ending on the Closing Date, distributions as necessary to maintain REIT status), in each case with customary record and payment dates, any authorization, declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the Bradley Common Stock or Bradley OP Units, (c) any split, combination or reclassification of the Bradley Common Stock or the Bradley OP Units or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of stock of Bradley or partnership interests in Bradley OP or any issuance of an ownership interest in, any Bradley Subsidiary, (d) any damage, destruction or loss, whether or not covered by insurance, that has or might reasonably be expected to have a Bradley Material Adverse Effect, or (e) any change in accounting methods, principles or practices by Bradley or any Bradley Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been disclosed in Bradley Reports or required by a change in GAAP.

  6.10 Taxes. Except as set forth in Section 6.10 of the Bradley Disclosure
Letter:

  (a) Bradley and each of the Bradley Subsidiaries has paid or caused to be paid all Taxes owed by it through the date hereof.

  (b) Bradley and each of the Bradley Subsidiaries has timely filed all federal, state, local and foreign tax returns required to be filed by any of them through the date hereof, and all such returns completely and accurately set forth the amount of any Taxes relating to the applicable period.

  (c) Neither the IRS nor any other governmental authority is now asserting by written notice to Bradley or any Bradley Subsidiary or, to the knowledge of Bradley or the Bradley Subsidiaries, threatening to assert against Bradley any deficiency or claim for additional Taxes. There is no dispute or claim concerning any Tax liability of Bradley, either claimed or raised by any governmental authority, or as to which any officer of Bradley has reason to believe may be claimed or raised by any governmental authority. No claim has ever been made by a taxing authority in a jurisdiction where Bradley does not file reports and returns that Bradley is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of Bradley or any Bradley

Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes. Bradley has never entered into a closing agreement pursuant to
Section 7121 of the Code.

  (d) Bradley has not received written notice of any audit of any tax return filed by Bradley, no such audit is in progress, and Bradley has not been notified by any tax authority that any such audit is contemplated or pending. Neither Bradley nor any of the Bradley Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by Bradley is in force. True, correct and complete copies of all federal, state and local income or franchise tax returns filed by Bradley and each of the Bradley Subsidiaries and all communications relating thereto have been delivered to MDI or made available to representatives of MDI.

  (e) Bradley and each Bradley Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

  (f) Each of the Bradley Subsidiaries of which all the outstanding capital stock is owned solely by Bradley is a Qualified REIT Subsidiary as defined in
Section 856(i) of the Code. Bradley OP and each of the other Bradley Subsidiaries listed as a partnership or limited liability company in Section
6.4 of the Bradley Disclosure Letter are, and have been at all times, properly classified as partnerships for federal income tax purposes and not as publicly-traded partnerships.

  (g) For all applicable tax years as to which Bradley's federal income tax returns are subject to audit and Bradley is subject to assessment for taxes reportable therein, and at all times thereafter up to and including the date hereof, Bradley has qualified to be treated as a REIT within the meaning of Sections 856-860 of the Code, including, without limitation, the requirements of Sections 856 and 857 of the Code. For the periods described in the preceding sentence, Bradley has met all requirements necessary to be treated as a REIT for purposes of the income tax provisions of each state in which Bradley is subject to income tax and which provides for the taxation of REITs in a manner similar to the treatment of REITs under Sections 856-860 of the Code, but, with respect to each such state, only for such periods for which Bradley's income tax returns are subject to audit and Bradley is subject to assessment for taxes reportable therein.

  6.11 Books and Records. The books of account and other financial records of Bradley and each of the Bradley Subsidiaries are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Bradley Reports. The minute books and other records of Bradley and each of the Bradley Subsidiaries have been made available to MDI, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Board of Directors of Bradley and each of the Bradley Subsidiaries.

  6.12 Employee Benefit Plans. All employee benefits plans (within the meaning of Section 3(3) of ERISA) and other benefit arrangements covering employees of Bradley and the Bradley Subsidiaries (other than multiemployer plans as defined in Sections 3(37) and 4001(a)(3) of ERISA) (the "Bradley Benefit Plans") are listed in Section 6.12 of the Bradley Disclosure Letter. True and complete copies of the Bradley Benefit Plans have been provided or made available to MDI. To the extent applicable, the Bradley Benefit Plans have been administered in all material respects in accordance with their terms and comply, in all material respects, with the applicable requirements of ERISA and the Code. Any Bradley Benefit Plan intended to be qualified under
Section 401(a) of the Code has received a favorable determination letter from the IRS or a determination letter request has been filed with the IRS with respect to any such plan and is still pending. No Bradley Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. No Bradley Benefit Plan nor Bradley or any of the Bradley Subsidiaries has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. There are no pending or anticipated claims against or otherwise involving any of the Bradley Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of

Bradley Benefit Plan activities) has been brought against or with respect to any such Bradley Benefit Plan. All material contributions required to be made as of the date hereof to the Bradley Benefit Plans have been made or provided for. Except as otherwise required by Sections 601 through 608 of ERISA,
Section 4980B of the Code and applicable state laws, Bradley does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and Bradley has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. Except as disclosed in the Bradley Reports, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional subsequent events directly related to the transaction contemplated herein) constitute an event under any Bradley Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee, director or consultant of Bradley or any Bradley Subsidiary.

  6.13 Labor Matters. Except as listed in Section 6.13 of the Bradley Disclosure Letter, neither Bradley nor any Bradley Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of Bradley, threatened against Bradley or any of the Bradley Subsidiaries relating to their business, except for any such proceeding which would not have a Bradley Material Adverse Effect. To the knowledge of Bradley, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Bradley or any of the Bradley Subsidiaries.

  6.14 No Brokers. Neither Bradley nor any of the Bradley Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or MDI to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Bradley has retained Alex. Brown as its financial advisor, the arrangements with which have been disclosed in writing to MDI prior to the date hereof. Other than the foregoing arrangements and MDI's arrangements set forth in Section 5.18 of this Agreement, Bradley is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

  6.15 MDI Stock Ownership. Except as disclosed in Section 6.15 of the Bradley Disclosure Letter, neither Bradley nor any of the Bradley Subsidiaries owns any shares of capital stock of MDI or other securities convertible into capital stock of MDI.

  6.16 Definition of Bradley's Knowledge. As used in this Agreement, the phrase "to the knowledge of Bradley" or "to the best knowledge of Bradley" (or words of similar import) means the knowledge or the best knowledge of those individuals identified in Section 6.16 of the Bradley Disclosure Letter, and includes any fact, matter or circumstance which any of such individuals, as an ordinary and prudent business person employed in the same capacity in the same type and size of business as Bradley, should have known.

  6.17 Environmental Matters. Except as disclosed in Section 6.17 of the Bradley Disclosure Letter, none of Bradley, any Bradley Subsidiary or, to the best knowledge of Bradley, any other Person has caused or permitted (a) the unlawful presence of any Hazardous Materials on any of the real properties identified in the Bradley Disclosure Letter (the "Bradley Properties"), or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from any of the Bradley Properties as a result of any construction on or operation and use of such properties, which presence or occurrence would, individually or in the aggregate, have a Bradley Material Adverse Effect; and in connection with the construction on or operation and use of the Bradley Properties, neither Bradley nor any of the Bradley Subsidiaries has failed to comply, in any material respect, with any applicable local, state or federal environmental law, regulation, ordinance or administrative and judicial order relating to the generation, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Materials.

  6.18 Disclosure. The representations, warranties and statements made by Bradley in this Agreement, the ancillary agreements and in the Bradley Disclosure Letter and in the certificates and other documents, delivered pursuant hereto do not contain any untrue statement of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE 7

7. COVENANTS.

  7.1 Acquisition Proposals. Unless and until this Agreement shall have been terminated in accordance with its terms, MDI agrees and covenants that (a) neither it nor any MDI Subsidiary shall, and each of them shall direct and use its best efforts to cause its respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of the MDI Subsidiaries) not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities or partnership interests (including, without limitation, partnership interests of MAB) of, MDI or any MDI Subsidiary, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) MDI will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 7.1; and (c) MDI will notify Bradley immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section 7.1 shall prohibit the Board of Directors of MDI, from (i) furnishing information to or entering into discussions or negotiations with, any Person or entity that makes an unsolicited bona fide Acquisition Proposal, if, and only to the extent that,
(A) the Board of Directors of MDI, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C., or another nationally recognized law firm selected by MDI, determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such Person or entity, MDI provides written notice to Bradley to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person or entity, and (C) MDI keeps Bradley informed of the status of any such discussions or negotiations, including, without limitation, promptly informing Bradley (in any case within 24 hours) of all material developments relating thereto; and (ii) to the extent applicable, complying with Rule 14e-2 and Rule 14a-9 promulgated under the Exchange Act with regard to an Acquisition Proposal. Notwithstanding anything to the contrary set forth herein, nothing in this Section 7.1 shall (x) permit MDI to terminate this Agreement (except as specifically provided in Article 9 hereof), (y) except as specifically provided in Article 9 hereof, permit MDI or any MDI Subsidiary to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, neither MDI nor any MDI Subsidiary shall enter into any agreement with any Person that provides for, or in any way facilitates, an Acquisition Proposal), or (z) affect any other obligation of any party under this Agreement.

  7.2 Conduct of Businesses.

  (a) Prior to the Effective Time, except as specifically permitted by this Agreement, unless the other party has consented in writing thereto, Bradley and MDI:

    (i) Shall use their reasonable best efforts, and shall cause each of their respective Subsidiaries to use their reasonable best efforts, to preserve intact their business organizations and goodwill and keep available the services of their respective officers and employees;

    (ii) Shall confer on a regular basis with one or more representatives of the other to report operational matters of materiality and, subject to
  Section 7.1, any proposals to engage in material transactions, whether or not in the ordinary course of business;

    (iii) Shall promptly notify the other of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of their businesses or in the operation of their properties, any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein; and

    (iv) Shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement.

  (b) At all times from the execution of this Agreement until the Effective Time, MDI:

    (i) Shall, and shall cause each MDI Subsidiary to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted, subject to clauses (ii)-(xv) below;

    (ii) Shall not, and shall cause each MDI Subsidiary not to, acquire, enter into an option to acquire or exercise an option or contract to acquire, additional real property, incur additional indebtedness (including, without limitation, refinancing any existing indebtedness), encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, shopping centers or any other type of real estate projects (including, but not limited, to options to purchase real property listed in Section 5.26 of the MDI Disclosure Letter); provided, however, that MDI shall be able (A) to engage in the construction of Imperial Mall in accordance with the budget set forth in Section 7.2(b) of the MDI Disclosure Letter; and (B) to borrow money under its existing lines of credit in the ordinary course of business in accordance with the budget set forth in Section 7.2(b) of the MDI Disclosure Letter; provided further that in no event shall MDI or any MDI Subsidiary enter into any form of third party financing or refinancing of existing indebtedness relating to Imperial Mall without the prior written consent of Bradley.

    (iii) Shall not amend its Charter or Bylaws, and shall cause each MDI Subsidiary not to amend its Charter, Bylaws, joint venture documents, partnership agreements or equivalent documents except as contemplated by
  Section 1.4 of this Agreement;

    (iv) Shall not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

    (v) Shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, except in compliance with Section 7.14 of this Agreement, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of the MDI Subsidiaries, or make any commitment for any such action;

    (vi) Shall not, and shall not permit any of the MDI Subsidiaries to, sell, lease or otherwise dispose of (A) any MDI Properties or any portion thereof or any of the capital stock of or partnership or other interests in any of the MDI Subsidiaries or (B) except in the ordinary course of business, any of its other assets; provided, however, that, subject to the approval of a committee composed of two individuals selected by Bradley and two individuals selected by MDI, MDI may (A) lease any MDI Properties or any portion thereof in the ordinary course of business (provided, however, that approval of such committee shall not be required for leases of less than 5,000 square feet, which are on market rates, terms and conditions and do not violate any exclusives or restrictions) and (B) solicit purchase bids for the properties located at Town West, Macon County and Imperial Mall;

    (vii) Shall not, and shall not permit any of the MDI Subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other Person;

    (viii) Shall not, and shall not permit any of the MDI Subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of MDI included in the MDI Reports or incurred in the ordinary course of business consistent with past practice;

    (ix) Shall not, and shall not permit any of the MDI Subsidiaries to, enter into any Commitment which may result in total payments or liability by or to it in excess of $25,000, except for the renewal of casualty and property insurance held by MDI in the ordinary course of business (provided, however, that nothing contained in this clause (ix) shall permit MDI or any MDI Subsidiary to take any action prohibited by the other provisions of this Section 7.2);

    (x) Shall not, and shall not permit any of the MDI Subsidiaries to, enter into any Commitment with any officer, director, consultant or affiliate of MDI or any of the MDI Subsidiaries;

    (xi) Shall provide Bradley with a reasonable opportunity to review and comment on any federal income tax returns filed by MDI or any MDI Subsidiary prior to the Effective Time;

    (xii) Shall not, without prior notification and consultation with Bradley, terminate any employee under circumstances which would result in severance payments to such employee or pay any severance benefits to any employee on account of such employee's termination;

    (xiii) Shall maintain the MDI Properties in substantially the same condition as the same are in as of the date of this Agreement, subject only to reasonable use and wear and casualty;

    (xiv) Shall maintain in full force and effect fire and extended coverage casualty insurance on the MDI Properties as shown in Section 5.12 of the MDI Disclosure Letter; and

    (xv) Shall take all such actions necessary in order to terminate the MDI's dividend reinvestment plan as soon as possible following the execution of this Agreement but in any event prior to the distribution of the Merger Dividend (as defined in Section 7.14 hereof).

  (c) Notwithstanding anything to the contrary set forth in this Agreement and without limiting any of the other rights of Bradley set forth herein, between the date of this Agreement and the Effective Time, (i) Bradley and the Bradley Subsidiaries may enter into leases with respect to all or any portion of the Bradley Properties, acquire, lease, enter into an option to acquire or lease, or exercise an option or contract to acquire or lease, additional real property, incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop, construct or renovate, shopping centers or other real estate projects, (ii) Bradley may issue directly or indirectly in a public or private transaction any kind of securities, including without limitation shares of any class or series of common, preferred or other type of capital stock, and may cause Bradley OP to issue in a public or private transaction any kind of securities, including, without limitation, partnership units or debt securities, (iii) Bradley may acquire, or agree to acquire any business or any corporation, partnership, limited liability company or other business organization by merger, consolidation or by purchasing substantially all of the assets, capital stock or partnership or membership interests of such entity, or by any other manner, (iv) Bradley may sell or agree to sell all or substantially all of its assets or to issue or sell any amount of its outstanding capital stock or Bradley OP Units to a Person or group of Persons or an entity, and may merge or consolidate with another entity regardless of whether Bradley is the surviving entity in such transaction, (v) Bradley may amend and/or restate its Charter and Bylaws and Bradley and the other partners of Bradley OP may amend and/or restate the Bradley OP Partnership Agreement, and (vi) Bradley and the Bradley Subsidiaries may take any action necessary or advisable to effectuate any of the foregoing clauses.

  7.3 Meeting of Stockholders.

  (a) MDI will take all action necessary in accordance with applicable law and its Charter and Bylaws to convene a meeting of its stockholders (the "Stockholders' Meeting") as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Board of Directors of MDI shall recommend and declare advisable that its stockholders approve this Agreement and the transactions contemplated hereby, and, prior to the Effective Time, neither the Board of Directors of MDI nor any committee thereof shall withdraw or modify the approval or recommendation by such Board of Directors. MDI shall use its best efforts to timely mailing the proxy statement/prospectus contained in the Form S-4 (as defined below) to MDI's stockholders and to take all such other actions necessary or desirable to obtain such approval; provided, however, that nothing contained in this
Section 7.3(a) shall prohibit the Board of Directors of MDI from failing to make such recommendation or using its best efforts to obtain such approval if the Board of Directors of MDI has determined in good faith after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm selected by MDI, that such action is necessary for the Board to comply with its fiduciary duties to its stockholders under applicable law. Notwithstanding the foregoing, MDI will immediately notify Bradley in writing if it takes any action set forth in the prior sentence.

  (b) Promptly following the execution of this agreement, Bradley and MDI shall prepare and file a proxy statement/prospectus (the "Form S-4") relating to the stockholder meeting of MDI and the registration of the Bradley Preferred Stock and the Bradley Common Stock (the "Underlying Bradley Common Stock") which will be issued upon conversion of the Bradley Preferred Stock in accordance with the terms set forth in the Articles Supplementary. The respective parties will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Bradley and MDI shall furnish all information about itself and its business and operation and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Form S-4. Bradley shall use its reasonable best efforts, and MDI will cooperate with Bradley, to have the Form S-4 declared effective by the SEC as promptly as practicable. Bradley shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Bradley agrees that the Form S-4 and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of MDI, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Bradley in reliance upon and in conformity with information concerning MDI furnished to Bradley by MDI for use in the Form S-
4. MDI agrees that the information provided by it for inclusion in the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of MDI, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by MDI in reliance upon and in conformity with information concerning Bradley furnished to MDI by Bradley for use in the Form S-4. Bradley will advise and deliver copies (if any) to MDI, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Bradley Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

  (c) It shall be a condition to the mailing of the proxy statement/prospectus that (i) Bradley shall have received a "comfort" letter from Deloitte & Touche LLP, independent public accountants for MDI, of the kind contemplated by the Statement of Auditing Standards with respect to Letters to Underwriters promulgated by the American Institute of Certified Public Accountants (the "AICPA Statement"), dated as of the date on which the Form S-4 shall become effective, addressed to Bradley in form and substance reasonably satisfactory to Bradley, concerning the procedures undertaken by Deloitte & Touche LLP with respect to the financial statements and information of MDI and the MDI Subsidiaries contained in the Form S-4 and the other matters contemplated by the AICPA Statement and otherwise customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement and (ii) MDI shall have received a "comfort" letter from KPMG Peat Marwick LLP, independent public accountants for Bradley, of the kind contemplated by the AICPA Statement, dated as of the date on which the Form S-4 shall become effective, addressed to MDI, in form and substance reasonably satisfactory to MDI, concerning the procedures undertaken by KPMG Peat Marwick LLP with respect to the financial statements and information of Bradley and the Bradley Subsidiaries contained in the Form S-4 and the other matters contemplated by the AICPA Statement and otherwise customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  7.4 Filings; Other Action. Subject to the terms and conditions herein provided, MDI and Bradley shall: (a) to the extent required, promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions and any third parties in connection with the execution and delivery of this Agreement, and the ancillary agreements and the consummation of the transactions contemplated by such agreements and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) use all reasonable best efforts to obtain in writing any consents required from third parties to effectuate the Merger, such consents to be in reasonably satisfactory form to MDI and Bradley; and (d) use all reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement and the ancillary agreements. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement or the ancillary agreements, the proper officers and directors of Bradley and MDI shall take all such necessary action.

  7.5 Inspection of Records. From the date hereof to the Effective Time, each of MDI and Bradley shall allow all designated officers, attorneys, accountants and other representatives of the other access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of MDI and Bradley and their respective subsidiaries.

  7.6 Publicity. Bradley and MDI shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated herein and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the rules of the NYSE if it has used its reasonable best efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner.

  7.7 Initial Listing Application. Bradley shall promptly prepare and submit to the NYSE an initial listing application covering the shares of Bradley Preferred Stock issuable in the Merger and the Underlying Bradley Common Stock issuable upon the conversion of Bradley Preferred Stock, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Bradley Preferred Stock and Underlying Bradley Common Stock, subject to official notice of issuance.

  7.8 Further Action.

  (a) Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the Merger. Without limiting the foregoing, at the Closing, MDI shall deliver, deeds, affidavits or other documents necessary for Bradley to obtain endorsements to existing title insurance policies or new title insurance policies which (i) insure that Bradley (or its designee) is the record owner of the MDI Properties, subject only to the Encumbrances, and (ii) contain a so-called "non-imputation" endorsement (such non-imputation endorsement insuring that Bradley will not be charged with the imputed knowledge of MDI, the MDI Subsidiaries and Affiliates thereof). In connection with the Closing, MDI and each MDI Subsidiary shall use their respective best efforts to deliver to Bradley such deeds, bills of sale, assignments, certificates and affidavits as are required to effectuate the consummation of the transactions described herein and as may be necessary to effectuate the transfer of the MDI Properties to Bradley OP by Bradley subsequent to the Closing.

  (b) MDI shall have remedied any violations of any laws applicable to the MDI Properties, including, without limitation, fire safety standards, of which it has been notified by any governmental authority to the satisfaction of and within the time periods required by such governmental authority.

  (c) MDI shall obtain updated or new surveys of each to the MDI Properties in accordance with the "Minimum Standard Detail Requirements and Classifications for Land Title Surveys" jointly established by ALTA and ACSM in 1992, which
(i) include items 1-4 and 6-11 in Table A, (ii) meet the accuracy requirements of an Urban Survey, as defined therein, and (iii) are certified to Bradley and Bradley OP and the title insurance company specified by Bradley.

  7.9 Affiliates of MDI.

  (a) At least 30 days prior to the Closing Date, MDI shall deliver to Bradley a list of names and addresses of those Persons who were, in MDI's reasonable judgment, at the record date for its stockholders' meeting to approve the Merger, "affiliates" (each such Person, an "Affiliate") of MDI within the meaning of Rule 145. MDI shall provide Bradley such information and documents as Bradley shall reasonably request for purposes of reviewing such list. MDI shall use its reasonable best efforts to deliver or cause to be delivered to Bradley, prior to the Closing Date, from each of the Affiliates of MDI identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit D. Bradley shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any shares of Bradley Preferred Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the shares of Bradley Preferred Stock, consistent with the terms of such Affiliate Letters.

  (b) Bradley shall file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Affiliate of MDI may reasonably request, all to the extent required from time to time to enable such Affiliate to sell shares of Bradley Preferred Stock received by such Affiliate in the Merger without registration under the Securities Act pursuant to (i) Rule 145(d)(1) or (ii) any successor rule or regulation hereafter adopted by the SEC.

  7.10 Expenses. Subject to the provisions of Article 9, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that (a) the filing fee in connection with the HSR Act filing, if any, (b) the filing fee in connection with the filing of the Form S-4 with the SEC and (c) the expenses incurred for printing and mailing the Form S-4, shall be shared equally by MDI and Bradley. All costs and expenses for professional services rendered pursuant to the transactions contemplated by this Agreement including, but not limited to, investment banking and legal services, will be paid by each party incurring such services.

  7.11 Indemnification.

  (a) Bradley agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees, advisors and agents of MDI and the MDI Subsidiaries (including, without limitation, MAB) as provided in their respective Charters or By-laws in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect. For a period of six years after the Effective Time, Bradley shall not amend, repeal or otherwise modify the provisions in its Charter and By-laws providing for exculpation of director liability and indemnification in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees, advisors or agents of MDI in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

  (b) In addition to the rights provided in Section 7.11(a) above, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any action by or on behalf of any or all security holders of MDI or Bradley or by or in the right of MDI or Bradley or any claim, action, suit, proceeding or investigation in which any Person who is now, or has been, at any time prior to the date hereof, or who becomes prior to the Effective Time, a director of MDI (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director of MDI or any of the MDI Subsidiaries (including, without limitation, MAB) or any action or omission by such Person in his capacity as a director, or (ii) this Agreement or the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time, Bradley on one hand and the Indemnified Parties on the other hand, hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that, after the Effective Time, Bradley shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, liabilities, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In addition, after the Effective Time, in the event of any such threatened or actual claim, action, suit, proceeding or investigation, Bradley shall promptly pay and advance expenses and costs incurred by each Indemnified Person as they become due and payable in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent and in the manner permitted by law. Notwithstanding the foregoing, Bradley shall pay for only one counsel and one local counsel for all Indemnified Parties unless the use of one such counsel and one local counsel for such Indemnified Parties would present such counsel with a conflict of interest, in which case Bradley shall employ other counsel to the extent necessary to avoid a conflict of interest with any counsel or party involved in the matter. Notwithstanding anything to the contrary set forth in this Agreement, Bradley (i) shall not be liable for any settlement effected without its prior written consent, and (ii) shall not have any obligation hereunder to any Indemnified Party if a court of competent jurisdiction shall determine in a final and non-appealable order that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. In the event of such a final and non-appealable determination by a court that such indemnification is prohibited by applicable law, the Indemnified Person shall promptly refund to Bradley the amount of all expenses theretofore advanced pursuant hereto. Any Indemnified Party wishing to claim indemnification under this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Bradley of such claim and the relevant facts and circumstances with respect thereto, provided that the failure to provide such notice shall not affect the obligations of Bradley except to the extent such failure to notify materially prejudices Bradley's ability to defend such claim, action, suit, proceeding or investigation.

  (c) At or prior to the Effective Time, Bradley shall purchase directors' and executive officers' liability insurance policy coverage for MDI's directors and executive officers for a period of six years following the Effective Time, which will provide the directors and executive officers with coverage on substantially similar terms as currently provided by MDI to such directors and executive officers. In fulfilling its obligations under the preceding sentence, Bradley shall not be required to pay more than $50,000 in the aggregate (provided that if the premium of such coverage exceeds such amount, Bradley shall be obligated to obtain a policy with the greatest dollar amount of coverage available for costs not exceeding such amount). MDI shall have the right to reasonably review and approve any such policy, which approval shall not be unreasonably withheld.

  (d) This Section 7.11 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and their successors, assigns and heirs and shall be binding on all successors and assigns of Bradley. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.11 and Bradley acknowledges and agrees that each Indemnified Party would suffer irreparable harm and that no adequate remedy at law exists for a breach of such covenants.

  (e) In the event that Bradley or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Bradley assume the obligations set forth in this Section.

  7.12 Reorganization. From and after the date hereof and until the Effective Time, neither Bradley nor MDI nor any of their respective subsidiaries or other affiliates shall (i) knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or (ii) enter into any contract, agreement, commitment or arrangement with respect to the foregoing. Following the Effective Time, Bradley shall use its best efforts to conduct its business in a manner that would not jeopardize the characterization of the Merger as a reorganization within the meaning of
Section 368(a) of the Code.

  7.13 Certain Benefits. Except for normal increases in the ordinary course of business that are consistent with past practices and cost increases of third party providers necessary to maintain benefits at current levels that, in the aggregate, do not result in a material increase in benefits or compensation expense to MDI or any of the MDI Subsidiaries or as set forth in Section 5.16 of the MDI Disclosure Letter, MDI will not, and will not permit any of the MDI Subsidiaries to, adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee that increase in any manner the compensation, retirement, welfare or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including without limitation the granting of stock options) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to any of the foregoing.

  7.14 Dividends.

  (a) Prior to the Effective Time, MDI and Bradley shall cooperate and coordinate with each other so that (i) the record date for regular quarterly dividends and distributions with respect to the first quarter of 1998 and thereafter until the Effective Time shall occur on the same date, (ii) the payment date for each such regular quarterly dividend and distribution shall be on the last day of such applicable quarter, and (iii) the amount of each such regular quarterly dividend and distribution shall not exceed $.22 per quarter for MDI and $.35 per quarter for Bradley.

  (b) For its taxable year ending at the Effective Time (the "Short Taxable Year") MDI will not have any (i) "net income from foreclosure property" as defined by Section 857(b)(4) of the Code or (ii) "net income derived from prohibited transactions" as defined by Section 857(b)(6) of the Code. Immediately prior to the

Effective Time, MDI will cause to be distributed a dividend (within the meaning of Section 316 of the Code) to its stockholders (the "Merger Dividend") of an amount such that (i) MDI's "real estate investment trust taxable income" as defined in Section 857(b)(2) of the Code for the Short Taxable Year shall equal zero; (ii) MDI's current and accumulated earnings and profits as described in Section 312 of the Code for the Short Taxable Year shall equal zero; and (iii) MDI's "deduction for dividends paid during the taxable year" (within the meaning of Sections 561 and 857(a)(1) of the Code and determined without regard to "capital gain dividends" within the meaning of Section 857(b) of the Code) for the Short Taxable Year will equal or exceed the amount set forth in Section 857(a)(1)(A) and (B) of the Code.

  (c) MDI will do all things necessary to ensure that it continues to meet all of the requirements to be treated as a REIT for all purposes under the Code and the tax provisions of the State of Nebraska (and any other state in which MDI is subject to tax and which provides for the taxation of REITs in a manner similar to the treatment of REITs under Sections 856-860 of the Code) and shall make any and all required filings in connection therewith, including providing Bradley with all information, documentation and assistance Bradley may reasonably request in order for Bradley to mail the stockholder demand letters required by Treasury Regulation (S) 1.857-8 within 30 days after the Effective Time and to take any other actions that may be necessary or appropriate for Bradley, as the Surviving Corporation, to take in order to maintain MDI's status as a REIT through the Effective Time.

  7.15 Environmental Matters. MDI and Bradley shall cooperate and keep each other informed in a timely manner regarding any communications to or filings with any state environmental regulatory authorities regarding the MDI Properties and MDI shall not submit any written communication or filing to any such state environmental authority without the prior written consent of Bradley, which consent shall not be unreasonably withheld.

                                   ARTICLE 8

  8. Conditions.

  8.1 Conditions to Each Party's Obligation to Effect the Merger. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part by the parties hereto, to the extent permitted by applicable law:

  (a) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of stockholders of MDI.

  (b) The waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

  (c) Neither of the parties hereto shall be subject to any temporary restraining order, ruling or preliminary or permanent injunction or other order of a court of competent jurisdiction or other legal restraint or prohibition which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order, ruling, injunction or other prohibition shall have been issued, each party agrees to use its best efforts to have any such order, ruling, injunction or other prohibition lifted, stayed or reversed.

  (d) The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Bradley or MDI, threatened by the SEC.

  (e) Bradley shall have obtained the approval for the listing of the shares of Bradley Preferred Stock issuable in the Merger on the NYSE, subject to official notice of issuance.

  (f) Bradley shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the Bradley Preferred Stock as contemplated in this Agreement.

  (g) Bradley and MDI shall have received the opinion of Goodwin, Procter & Hoar LLP, or another nationally recognized law firm selected by Bradley, dated not less than five business days prior to the date the Form S-4 is declared effective by the SEC, reasonably acceptable to Bradley, and subject to customary conditions and qualifications (including reliance, in part, on representations of Bradley and MDI and certain stockholders of MDI), to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization qualifying under the provisions of Sections 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.

  8.2 Conditions to Obligations of MDI to Effect the Merger. The obligation of MDI to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by MDI:

  (a) Each of the representations and warranties of Bradley contained in this Agreement qualified as to materiality or Bradley Material Advance Effect shall be true and correct in all respects and the representations and warranties of Bradley contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time except to the extent any such representation or warranty is expressly limited by its terms to another date or time, and MDI shall have received a certificate, dated the Closing Date, signed on behalf of Bradley by the President of Bradley to the foregoing effect.

  (b) Bradley shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and MDI shall have received a certificate, dated the Closing Date, signed on behalf of Bradley by the President of Bradley to the foregoing effect.

  (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change concerning Bradley or any of the Bradley Subsidiaries that has had or could be reasonably likely to have a Bradley Material Adverse Effect and MDI shall have received a certificate, dated the Closing Date, signed on behalf of Bradley by the President of Bradley to the foregoing effect.

  (d) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third parties required to be made or obtained by Bradley and its subsidiaries and affiliated entities in connection with the execution, delivery and performance of this Agreement and the ancillary agreements shall have been obtained or made, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have Bradley Material Adverse Effect.

  8.3 Conditions to Obligation of Bradley to Effect the Merger. The obligations of Bradley to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by Bradley:

  (a) Each of the representations and warranties of MDI contained in this Agreement qualified as to materiality or MDI Material Adverse Effect shall be true and correct in all respects and the representations and warranties of MDI contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time except to the extent any such representation or warranty is expressly limited by its terms to another date or time, and Bradley shall have received a certificate, dated the Closing Date, signed on behalf of MDI by the President of MDI to the foregoing effect. Notwithstanding the foregoing, the occurrence of any Litigation subsequent to the date hereof and prior to the Effective Time, which could not reasonably be expected to have a MDI Material Adverse Effect shall be deemed not to be a breach of the provisions of this Section 8.3(a).

  (b) MDI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Bradley shall have received a certificate, dated the Closing Date, signed on behalf of MDI by the President of MDI to the foregoing effect.

  (c) Bradley shall have received Option Terminations relating to each of the Existing MDI Options, as required by Section 4.1(e) of this Agreement and shall have received an Acknowledgment of Severance Obligation from each of the applicable employees as required by Section 1.5 of this Agreement.

  (d) At closing, Bradley shall have received the opinion of Deloitte & Touche LLP, in the form attached hereto as Exhibit E.

  (e) From the date of this Agreement through the Effective Time, there shall not have occurred any change concerning MDI or any of the MDI Subsidiaries, that has had or could be reasonably likely to have a MDI Material Adverse Effect and Bradley shall have received a certificate, dated the Closing Date, signed on behalf of MDI by the President of MDI to the foregoing effect.

  (f) MDI shall have obtained and delivered to Bradley estoppel certificates dated no earlier than 60 days prior to the Effective Time with respect to (x) leases and REA Agreements representing at least 90% of the total rented space represented by the leases and REA Agreements set forth on Schedule 8.3(f) hereof and (y) leases representing a total of 50% of the total rented space of each MDI Property, other than rented space represented by the leases listed on
Schedule 8.3(f) hereof. Such estoppel certificates shall either be (x) substantially in the form of Exhibit F hereto or (y) in the form required by the applicable lease.

  (g) (i) The consents set forth in Schedule 8.3(g) hereof shall have been obtained, and (ii) all other consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third parties required to be made or obtained by MDI and its subsidiaries and affiliated entities in connection with the execution, delivery and performance of this Agreement and the ancillary agreements shall have been obtained or made, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a MDI Material Adverse Effect.

                                   ARTICLE 9

9. TERMINATION.

  9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval and adoption of this Agreement by the stockholders of MDI and Bradley:

  (a) by mutual written consent of Bradley and MDI;

  (b) by either Bradley or MDI if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action;

  (c) by Bradley upon a breach of any representation, warranty, covenant or agreement on the part of MDI set forth in this Agreement, or if any representation or warranty of MDI shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b), as the case may be, would be incapable of being satisfied by September 30, 1998; provided, however, that, in any case, a willful breach of Sections 7.1,

7.2(b), 7.3(a), 7.9, 7.12 and 7.14(c) shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(c);

  (d) by MDI upon a breach of any representation, warranty, covenant or agreement on the part of Bradley set forth in this Agreement, or if any representation or warranty of Bradley shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b), as the case may be, would be incapable of being satisfied by September 30, 1998; provided, however, that, in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this
Section 9.1(d);

  (e) by Bradley if (i) the Board of Directors of MDI shall have failed to make, or shall have withdrawn, amended, modified or changed its approval or recommendation of this Agreement or any of the transactions contemplated hereby; (ii) MDI shall have failed as soon as practicable to mail the proxy/prospectus contained in the Form S-4 to its stockholders or to include the recommendation of its Board of Directors of this Agreement and the transactions contemplated hereby in the proxy/prospectus contained in the Form S-4; (iii) the Board of Directors of MDI shall have recommended that stockholders of MDI accept or approve an Acquisition Proposal by a Person other than Bradley (or MDI or its Board shall have resolved to do such); or
(iv) MDI or its Board of Directors shall have resolved to do any of the foregoing;

  (f) by MDI, if the Board of Directors of MDI recommends to MDI's stockholders approval or acceptance of a Acquisition Proposal by a Person other than Bradley, but only in the event that the Board of Directors of MDI, after consultation with and based upon the advice of McGrath, North, Mullin & Kratz, P.C. or another nationally recognized law firm, has determined in good faith that such action is necessary for the Board of Directors of MDI to comply with its fiduciary duties to its stockholders under applicable law;

  (g) by either Bradley or MDI if this Agreement and the transactions contemplated hereby shall have failed to receive the requisite vote for approval and adoption by the stockholders of MDI upon the holding of a duly convened stockholder meeting;

  (h) by either Bradley or MDI, if the Merger shall not have been consummated on or before September 30, 1998 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed by it at or prior to the Effective Time); or

  (i) by MDI if Bradley enters into a definitive agreement pursuant to which Bradley agrees (A) to sell all or substantially all of its assets or (B) to merge or consolidate with another Person if consummation of such merger or consolidation would result in the voting securities of Bradley outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving Person) less than 50% of the combined voting power of the voting securities of Bradley or such surviving Person outstanding immediately after such merger or consolidation. MDI's right of termination under this Section 9.1(i) shall expire and become null and void on the seventh (7th) day after receipt of notice by MDI that Bradley has entered into such definitive agreement.

  The right of any party hereto to terminate this Agreement pursuant to this
Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective employees, officers, directors, agents, representatives or advisors, whether prior to or after the execution of this Agreement.

  9.2 Effect of Termination.

  (a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 hereof, this Agreement shall forthwith become void and have no effect, all rights and obligations of any party hereto shall cease except for agreements contained in Section 10.5 and neither party shall have any liability to the other party or any of its affiliates, directors, officers or stockholders; provided, however, that MDI shall be required to make such payments to Bradley as are required pursuant to this Article 9.

  (b) If (x) Bradley terminates this Agreement pursuant to Section 9.1(e)(iii) or pursuant to 9.1(c) as a result of a willful breach by MDI or (y) MDI terminates this Agreement pursuant to Section 9.1(f), then MDI shall pay to Bradley an amount in cash equal to the sum of (i) $2,500,000, plus (ii) Bradley's out-of-pocket costs and expenses, in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and disbursements of accountants, attorneys and investment bankers up to a maximum of $875,000 (clauses (i) and (ii) collectively, the "Termination Amount") in accordance with the provisions of Section 9.3.

  (c) If Bradley terminates this Agreement pursuant to Section 9.1(e)(i), 9.1(e)(ii), 9.1(e)(iv) or 9.1(c) (except for a termination because of a willful breach by MDI in which case the provisions of Section 9.2(b) will apply), MDI shall pay all of Bradley's out-of-pocket costs and expenses, in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and disbursements of accountants, attorneys and investment bankers (collectively, "Expenses") up to a maximum of $875,000, in accordance with the provisions of Section 9.3.

  (d) If this Agreement is terminated pursuant to Section 9.1(g), MDI shall pay all of Bradley's Expenses up to a maximum of $500,000 in accordance with the provisions of Section 9.3.

  (e) If at any time prior to or within one year after termination of this Agreement (unless such termination was pursuant to Section 9.1(a), (b), (d),
(g) or (h)) MDI enters into an agreement relating to a PTAP (as hereinafter defined) with a Person other than Bradley or MDI's Board of Directors recommends or resolves to recommend to MDI's stockholders approval or acceptance of a PTAP with a Person other than Bradley, then, upon the entry into such agreement or the making of such recommendation or resolution, MDI shall pay to Bradley the Termination Amount in accordance with the provisions of Section 9.3 which amount shall be reduced by any monies previously paid by MDI to Bradley pursuant to Section 9.2(b) or Section 9.2(c). For purposes of this Agreement, PTAP shall mean any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase of, 20% or more of the assets or any equity securities of, MDI or any MDI Subsidiary, other than the transactions contemplated by this Agreement; provided, however, that PTAP shall not include any transaction involving the partnership interests or assets of MAB.

  (f) If (A) prior to MDI's Stockholders' Meeting, a PTAP has been received by MDI or a Person has publicly disclosed a PTAP or an intent to make a PTAP and
(B) if at any time prior to or within one year after termination of this Agreement pursuant to Section 9.1(g), MDI enters into an agreement relating to a PTAP with a Person other than Bradley or MDI's Board of Directors recommends or resolves to recommend to MDI's stockholders approval or acceptance of a PTAP with a Person other than Bradley, then upon the entry into such agreement or the making of such recommendation or resolution, MDI shall pay to Bradley the Termination Amount in accordance with the provisions of Section 9.3 which amount shall be reduced by any monies previously paid by MDI to Bradley pursuant to Section 9.2(d).

  (g) At any time prior to or within one year after termination of this Agreement, MDI shall not enter into any agreement relating to a PTAP with a Person other than Bradley unless such agreement provides that such Person shall, upon the execution of such agreement, pay any Termination Amount due Bradley under this Section 9.2. All such amounts shall be paid in accordance with the provisions of Section 9.3.

 (h) The parties acknowledge and agree that the provisions for payment of Expenses and/or the Termination Amount are included herein in order to induce Bradley to enter into this Agreement and to reimburse Bradley for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, in the event Bradley is required to file suit to seek all or a portion of Termination Amount and/or the Expenses, Bradley shall be reimbursed by MDI for any and all expenses which it has incurred in enforcing its rights hereunder, including, without limitation, attorneys' fees and expenses. The parties further expressly acknowledge and agree that (i) the payment of the Termination Amount shall constitute liquidated damages with respect to any claim for damages or any other claim which Bradley would otherwise be entitled to assert against MDI with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Bradley; and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any termination of this Agreement pursuant to Section 9.2 hereof, the Termination Amount: (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement pursuant to Section 9.2 and
(B) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. Notwithstanding the foregoing, in the event there is a judicial determination that the Termination Amount is invalid, illegal or unenforceable in any respect for any reason, in whole or in part, or in the event that there is a judicial determination that MDI's obligation to pay the Termination Amount is invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of this Agreement shall not in any way be impaired thereby and Bradley shall be entitled to enforce all of its rights and privileges to the fullest extent of the law, including without limitation its right to pursue a claim for monetary damages or equitable relief against MDI; provided that in no circumstances will the amount of monetary damages (exclusive of costs and expenses incurred in collecting such amounts) exceed the sum of (i) $500,000 in connection with the termination of the Agreement pursuant to Section 9.1(g), or $875,000 in connection with any other expense award otherwise allowed under Section 9.2 for recovery of fees and disbursements of accountants, attorneys and investment bankers, and (ii) $2.5 million for events for which a Termination Amount would otherwise be payable to Bradley under Section 9.2.

  (i) Notwithstanding any provision to the contrary herein, the aggregate amount of the Termination Amount or Expenses, as the case may be, payable to Bradley pursuant to this Section 9.2 shall be subject to the limitations set forth in Section 9.3.

  9.3 Payment of Termination Amount or Expenses.

  (a) In the event that MDI is obligated to pay Bradley the Termination Amount and/or Expenses pursuant to Section 9.2 (the "Section 9.2 Amount"), MDI (or any other Person to the extent provided by Section 9.2(d)) shall pay to Bradley from the applicable Section 9.2 Amount deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (m) the
Section 9.2 Amount and (n) the sum of (1) the maximum amount that can be paid to Bradley without causing Bradley to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by Bradley's certified public accountants, plus (2) in the event Bradley receives either
(X) a letter from Bradley's counsel indicating that Bradley has received a ruling from the IRS described in Section 9.3(b)(ii) or (Y) an opinion from Bradley's counsel as described in Section 9.3(b)(ii), an amount equal to the
Section 9.2 Amount less the amount payable under clause (1) above. To secure MDI's obligation to pay these amounts, MDI shall deposit into escrow an amount in cash equal to the Section 9.2 Amount with an escrow agent selected by Bradley and on such terms (subject to Section 9.3(b)) as shall be agreed upon by Bradley and the escrow agent. The payment or deposit into escrow of the
Section 9.2 Amount pursuant to this Section 9.3(a) shall be made within three days of the event which gives rise to the payment of the Section 9.2 Amount by wire transfer or bank check. Notwithstanding anything to the contrary in this Agreement, if MDI shall not have paid the Section 9.2 Amount within the period set forth in the preceding sentence, Bradley shall also be entitled to receive interest on such Section 9.2 Amount, commencing on the date that the Section
9.2 Amount became due, at a rate per annum equal to the rate of interest publicly announced by CitiBank, N.A., from time to time, in the City of New York, as such Bank's prime rate.

  (b) The escrow agreement shall provide that the Section 9.2 Amount in escrow or any portion thereof shall not be released to Bradley unless the escrow agent receives any one or combination of the following: (i) a letter from Bradley's certified public accountants indicating the maximum amount that can be paid by the escrow agent to Bradley without causing Bradley to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Bradley's accountants revising that amount, in which case the escrow agent shall release such amount to Bradley, or (ii) a letter from Bradley's counsel indicating that Bradley received a ruling from the IRS holding that the receipt by Bradley of the Section 9.2 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Bradley's legal counsel has rendered a legal opinion to the effect that the receipt by Bradley of the Section 9.2 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Section 9.2 Amount to Bradley. MDI agrees to amend this Section 9.3 at the request of Bradley in order to
(x) maximize the portion of the Section 9.2 Amount that may be distributed to Bradley hereunder without causing Bradley to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Bradley's chances of securing a favorable ruling described in this Section 9.3(b) or (z) assist Bradley in obtaining a favorable legal opinion from its counsel as described in this Section 9.3(b); provided that Bradley's legal counsel has rendered a legal opinion to Bradley to the effect that such amendment would not cause Bradley to fail to meet the requirements of Section 856(c)(2) or (3) of the Code. The escrow agreement shall also provide that any portion of the Section
9.2 Amount held in escrow for five years shall be released by the escrow agent to MDI. MDI shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

  9.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE 10

10. GENERAL PROVISIONS.

  10.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided, however, that the agreements contained in Article 4, the last sentence of Section 7.4, the last sentence of Section 7.8 and Sections 7.10, 7.12, 7.13 and 7.14 and this Article 10 shall survive the Merger.

  10.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

  If to Bradley:   Thomas P. D'Arcy
                   Bradley Real Estate, Inc.
                   40 Skokie Boulevard, Suite 600
                   Northbrook, IL 60062
                   Fax No. (847) 480-1893

  With copies to:  William B. King, P.C.
                   Goodwin, Procter & Hoar LLP
                   Exchange Place
                   Boston, MA 02109
                   Fax No. (617) 523-1231

  If to MDI:       Dennis G. Gethmann
                   Mid-America Realty Investments, Inc.
                   11506 Nichols Street, Suite 100
                   Omaha, Nebraska 68154
                   Fax No. (402) 341-0216

  With copies to: David L. Hefflinger
                  McGrath, North, Mullin & Kratz, P.C.
                  Suite 1400, One Central Park Plaza
                  222 South Fifteenth Street
                  Omaha, Nebraska 68102
                  Fax No. (402) 341-0216

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.

  10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Article 4 and Sections 7.9, 7.11, 7.12 and 7.13, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  10.4 Entire Agreement. This Agreement, the Exhibits, the MDI Disclosure Letter and the Bradley Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

  10.5 Confidentiality.

  (a) As used herein, "Confidential Material" means, with respect to either party hereto (the "Providing Party"), all information, whether oral, written or otherwise, furnished to the other party hereto (the "Receiving Party") or such Receiving Party's directors, officers, partners, Affiliates (as defined in Rule 12b-2 under the Exchange Act), employees, agents or representatives (collectively, "Representatives"), by the Providing Party and all reports, analyses, compilations, studies and other material prepared by the Receiving Party or its Representatives (in whatever form maintained, whether documentary, computer storage or otherwise) containing, reflecting or based upon, in whole or in part, any such information. The term "Confidential Material" does not include information which (i) is or becomes generally available, to the public other than as a result of a disclosure by the Receiving Party, its Representatives or anyone to whom the Receiving Party or any of its Representatives transmit any Confidential Material in violation of this Agreement, (ii) is or becomes known or available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party or one of its Representatives) who is not, to the knowledge of the Receiving Party after reasonable inquiry, prohibited from transmitting the information to the Receiving Party or its Representatives by a contractual, legal, fiduciary or other obligation or (iii) is contained in the Form S-4.

  (b) Subject to paragraph (c) below or except as required by law, the Confidential Material will be kept confidential and will not, without the prior written consent of the Providing Party, be disclosed by the Receiving Party or its Representatives, in whole or in part, and will not be used by the Receiving Party or its Representatives, directly or indirectly, for any purpose other than in connection with this Agreement, the Merger or the evaluating, negotiating or advising with respect to a transaction contemplated herein. Moreover, each Receiving Party agrees to transmit Confidential Material to its Representatives only if and to the extent that such Representatives need to know the Confidential Material for purposes of such transaction and are informed by such Receiving Party of the confidential nature of the Confidential Material and of the terms of this Section. In any event, each Receiving Party will be responsible for any actions by its Representatives which are not in accordance with the provisions hereof.

  (c) In the event that either Receiving Party, its Representatives or anyone to whom such Receiving Party or its Representatives supply the Confidential Material, are requested (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, any informal or formal investigation by any government or governmental agency or authority or otherwise in connection with legal process) to disclose any Confidential Material, such Receiving Party agrees (i) to immediately notify the Providing Party of the existence, terms and circumstances surrounding such a request,
(ii) to consult with the Providing Party on the advisability of taking legal available steps to resist or narrow such request and (iii) if disclosure of such information is required, to furnish only that portion of the Confidential Material which, in the opinion of such Receiving Party's counsel, such Receiving Party is legally compelled to disclose and to cooperate with any action by the Providing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Material (it being agreed that the Providing Party shall, reimburse the Receiving Party for all reasonable out-of-pocket expenses incurred by the Receiving Party in connection with such cooperation).

  (d) In the event of the termination of this Agreement in accordance with its terms, promptly upon request from either Providing Party, the Receiving Party shall, except to the extent prevented by law, redeliver to the Providing Party or destroy all tangible Confidential Material and will not retain any copies, extracts or other reproductions thereof in whole or in part. Any such destruction shall be certified in writing to the Providing Party by an authorized officer of the Receiving Party supervising the same. Notwithstanding the foregoing, each Receiving Party and one Representative designated by each Receiving Party shall be permitted to retain one permanent file copy of each document constituting Confidential Material.

  (e) MDI and Bradley agree that prior to and within one year after the termination of this Agreement they shall not solicit for employment, whether as an employee or independent contractor, any Person who is (or has been within a period of one year) employed by the other, without the written consent of the other.

  10.6 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Board of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of MDI and Bradley, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  10.7 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to its rules of conflict of laws. Each of MDI and Bradley hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Maryland and of the United States of America located in the State of Maryland (the "Maryland Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Maryland Courts and agrees not to plead or claim in any Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such party's agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Maryland. For purposes of implementing the parties' agreement to appoint and maintain an agent for service of process in the State of Maryland, each such party does hereby appoint The Corporation Trust Company, 300 East Lombard Street, Baltimore, Maryland 21202, as such agent.

  10.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

  10.9 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

  10.10 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

  10.11 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

  10.12 Incorporation. The MDI Disclosure Letter and the Bradley Disclosure Letter and all Exhibits and Schedules attached hereto and thereto and referred to herein and therein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

  10.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  10.14 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any Maryland Court, this being in addition to any other remedy to which they are entitled at law or in equity.

  10.15 Certain Definitions.

  (a) As used in this Agreement, the word "Subsidiary" or "Subsidiaries" when used with respect to any party means any corporation, partnership, joint venture, business trust or other entity, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

  (b) As used in this Agreement, the word "Person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.

  (c) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

              [Remainder of this page intentionally left blank.]

  IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ATTEST:                                   BRADLEY REAL ESTATE, INC.

By: /s/ William B. King______________     By: /s/ Thomas P. D'Arcy_____________
  Name:                                      Name:
  Title: Secretary                           Title: Chairman and Chief
                                             Executive Officer

ATTEST:                                   MID-AMERICA REALTY INVESTMENTS, INC.

By: /s/ Jerome L. Heinrichs__________     By: /s/ Dennis G. Gethmann___________
  Name:                                      Name:
  Title: Secretary                           Title: President

                                                                        ANNEX B

                           BRADLEY REAL ESTATE, INC.

                            ARTICLES SUPPLEMENTARY
                   8.4% SERIES A CONVERTIBLE PREFERRED STOCK

  Bradley Real Estate, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

  FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article VII of the charter of the Corporation (the "Charter"), the Board of Directors as required by Section 2-208(a) of the Maryland General Corporation Law (the "MGCL") at a meeting duly called and held on May 27, 1998 has classified and designated 3,570,301 shares of the Preferred Stock of the Corporation as 8.4% Series A Convertible Preferred Stock, with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as follows, which upon any restatement of the Charter shall be made part of Article VII of the Charter, with any necessary or appropriate changes to the enumeration or lettering of the provisions thereof:

                   8.4% SERIES A CONVERTIBLE PREFERRED STOCK

1. DESIGNATION, AMOUNT AND RANKING.

  The designation of the Preferred Stock described in Article First hereof shall be "8.4% Series A Convertible Preferred Stock," par value $.01 per share (the "Series A Preferred Stock"). The number of shares of the Series A Preferred Stock shall be 3,570,301.

  The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank
(a) senior to all classes or series of common stock, par value $.01 per share of the Corporation (the "Common Stock"), and to all equity securities the terms of which specifically provide that such equity securities rank junior to such Series A Preferred Stock; (b) on parity with all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock; and (c) junior to all other equity securities issued by the Corporation. The term "equity securities" shall not include convertible debt securities.

2. DIVIDEND RIGHTS.

  (a) The holders of record of outstanding shares of Series A Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors, out of funds legally available therefor, cash dividends which are
(1) cumulative, (2) preferential to the dividends paid on the Corporation's Common Stock and (3) payable quarterly in arrears at the rate of 8.4% of the $25.00 liquidation preference per annum (equivalent to a fixed quarterly amount of $.525 per share) (the "Dividend Amount") and no more, on or before the last day (or, if not a business day, the next succeeding business day) of each March, June, September and December (each, a "Dividend Payment Date") following the date of original issuance of the Series A Preferred Stock (the "Original Issue Date"). Each calendar quarter immediately preceding the Dividend Payment Date (or if the Original Issue Date is not on the first day of a calendar quarter, the period beginning on the date of issuance and ending on the Dividend Payment Date) is referred to hereinafter as a "Dividend Period." Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the same day as the record date for any dividend payable on the Common Stock with respect to the same period or, if no such Common Stock dividend is payable, then the record date for such Dividend Payment Date shall be the 20th day of the calendar month in which the applicable Dividend Payment Date falls or on such earlier date designated on at least 10 days notice by the Board of Directors of the Corporation as the record date for such Dividend Payment Date that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Notwithstanding anything in the terms of the Series A Preferred Stock to the contrary, the Dividend Amount for the initial Dividend Period and, if applicable, for the next succeeding Dividend Period(s) shall be reduced in the aggregate by the amount

(calculated to the nearest one-tenth of one cent) obtained by (x) dividing (i) the amount of the "Merger Dividend," if any, paid to the holders of common stock, par value $.01 per share of Mid-America Realty Investments, Inc. ("MDI"), prior to its merger with and into the Corporation by (ii) the number of shares of such common stock of MDI with respect to which the Merger Dividend was paid and (y) dividing (i) the quotient so obtained by (ii) the Exchange Ratio. For the purposes of the preceding sentence, the Merger Dividend shall have the meaning set forth in Section 7.14(b) of the Agreement and Plan of Merger dated as of May 30, 1988 by and between MDI and the Corporation, as amended from time to time (the "Merger Agreement"), and the Exchange Ratio shall be 0.42 (or such other amount as is provided in Section 4.1(b) of the Merger Agreement).

  (b) No dividends on shares of Series A Preferred Stock shall be authorized by the Board of Directors of the Corporation or paid or set apart for payment by the Corporation at any such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or to the extent that such authorization or payment shall be restricted or prohibited by law. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the MGCL, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock will not be added to the Corporation's total liabilities.

  (c) Notwithstanding the foregoing, dividends on the Series A Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 2(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

  (d) The Corporation shall not (i) declare or pay or set apart for payment any dividends or distributions on any stock ranking as to dividends junior to the Series A Preferred Stock (other than dividends paid in shares of such junior stock) or (ii) make any purchase or redemption of, or any sinking fund payment for the purchase or redemption of, any stock ranking as to dividends junior to the Series A Preferred Stock (other than a purchase or redemption made by issue or delivery of such junior stock) unless all dividends payable on all outstanding shares of Series A Preferred Stock for all past Dividend Periods shall have been paid in full or declared and a sufficient sum set apart for payment thereof; provided, however, that any moneys theretofore deposited in any sinking fund with respect to any preferred stock of the Corporation in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund.

  (e) All dividends declared on shares of any other class of preferred stock or series thereof ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata, so that the amounts of dividends declared per share on the Series A Preferred Stock for the Dividend Period of the Series A Preferred Stock ending either on the same day or within the dividend period of such other stock, shall, in all cases, bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other class or series of stock bear to each other.

  (f) Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as described above.

3. LIQUIDATION RIGHTS.

  (a) Subject to any prior rights of any class or series of stock, in the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation legally available for distribution, on a prior basis and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership of such stock, a liquidation preference of $25.00 per share, plus an amount equal to all accrued but unpaid dividends as determined in accordance with Section 2(c) for each share of Series A Preferred Stock then held by them. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders and the holders of any other class or series of stock on parity with the Series A Preferred Stock of the full aforesaid amounts to which they are entitled, then, subject to any prior rights of any classes or series of stock, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably to the holders of Series A Preferred Stock and any other shares of stock on a parity for liquidation purposes in proportion to the aggregate amounts to which each such holder would otherwise be respectively entitled.

  (b) After payment of the full amount of the liquidating distributions to which they are entitled pursuant to Section 3(a) hereof, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

  (c) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

  (d) The consolidation or merger of the Corporation with or into any other corporation, partnership, limited liability company, trust or other entity or of any other corporation, partnership, limited liability company, trust or other entity with or into the Corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

4. CONVERSION.

  4.1 Right to Convert.

  Each holder of shares of Series A Preferred Stock shall be entitled, at any time and from time to time after the Dividend Record Date for the first Dividend Period for which the Dividend Amount is not subject to being reduced in accordance with the last two sentences of Section 2(a) hereof, to cause any or all of his, her or its shares of Series A Preferred Stock to be converted (without taking into account any accumulated, accrued but unpaid dividends) into shares of Common Stock as follows; provided, however, that no holder of Series A Preferred Stock shall be entitled to convert shares of such Series A Preferred Stock into Common Stock pursuant to the foregoing provision, if, immediately after such conversion, such person would be in violation of
Section 9.2 of the Charter as supplemented by Section 9 hereof. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled to receive upon conversion shall be the product obtained by multiplying the Conversion Rate (as defined below) by the number of shares of Series A Preferred Stock being converted at such time. The Conversion Rate shall be the quotient obtained by dividing $25.00 by the Conversion Price. The Conversion Price shall, except as adjusted pursuant to Section 4.4 below, be $24.49. The right to convert shares of Series A Preferred Stock which have been called for redemption pursuant to Section 5 hereof, however, shall terminate at the close of business on the Series A Preferred Redemption Date (as defined in Section 5(b)), unless the Corporation shall default in making payment of any cash payable upon such redemption under Section 5 hereof.

  4.2 Procedure for Conversion.

  In order to exercise its right to convert shares of Series A Preferred Stock into Common Stock, the holder of shares of Series A Preferred Stock shall surrender the certificate(s) therefor, duly endorsed if the Corporation shall so require, or accompanied by appropriate instruments of transfer satisfactory to the Corporation, at the office of any transfer agent for the Series A Preferred Stock or if there is no such transfer agent, at the principal offices of the Corporation, or at such other office as may be designated by the Corporation, together with written notice that such holder elects to convert such shares. Such notice shall also state the name(s) and address(es) in which such holder wishes the certificate(s) for the shares of Common Stock issuable upon conversion to be issued. As soon as practicable after a conversion, the Corporation shall issue and deliver at said office a certificate or certificates for the number of whole shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock duly surrendered for conversion to the person(s) entitled to receive the same. Shares of Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the date on which the certificates therefor and notice of intention to convert the same are duly received by the Corporation in accordance with the foregoing provisions, and the person(s) entitled to receive the Common Stock issuable upon such conversion shall be deemed for all purposes as record holder(s) of such Common Stock as of the close of business on such date (hereinafter, the "Conversion Date").

  Holders of shares of Series A Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following such Dividend Record Date and prior to such Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowances for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

  4.3 No Fractional Shares.

  No fractional shares shall be issued upon conversion of the Series A Preferred Stock into Common Stock, and, in lieu thereof, the Corporation shall pay a cash adjustment in an amount equal to the same fraction of the last sale price (or bid price if there were no sales) per share of Common Stock on the New York Stock Exchange on the business day which immediately precedes the Conversion Date or, if such Common Stock is not then listed on the New York Stock Exchange, of the market price per share (as determined in a manner prescribed by the Board of Directors of the Corporation) at the close of business on the business day which immediately precedes the Conversion Date. If a certificate or certificates representing more than one share shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered.

  4.4  Adjustments; Change in Control Transactions.

  (a) In the event the Corporation shall at any time (i) pay a dividend or make a distribution to holders of Common Stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a larger number of shares, or (iii) combine its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price shall be adjusted by multiplying the Conversion Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision or combination and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such dividend, distribution, subdivision or combination. An adjustment made pursuant to this subparagraph (a) shall become effective immediately upon the opening of business on the day next following the record date in the case of a dividend or distribution (except as provided in paragraph (h) of this Section
4.4 below) and shall become effective immediately upon the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification.

  (b) In the event the Corporation shall at any time distribute to all holders of its Common Stock (i) any rights or warrants to subscribe for or purchase any security of the Corporation (excluding those rights and warrants issued to all holders of Common Stock entitling them for a period expiring within 45 days after the record date referred to in subparagraph (c) below to subscribe for or purchase Common Stock, which rights and warrants are referred to in and treated under subparagraph (c) below), or any evidence of indebtedness or other securities of the Corporation (other than Common Stock) or (ii) cash or other assets (excluding cash dividends or distributions in an amount not in excess of the greater of either (x) with respect to all cash dividends or distributions paid on Common Stock after December 31, 1997, the cumulative amount of funds from operations reported for the Corporation after December 31, 1997, or (y) with respect to cash dividends or distributions paid on Common Stock for any fiscal year, the taxable income as reflected on the Corporation's federal income tax return on Form 1120 REIT (or successor form) for such fiscal year), then in each such case the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on the record date for the determination of the stockholders entitled to receive such distribution by a fraction, the denominator of which shall be the Fair Market Value of the Common Stock and the numerator of which shall be the Fair Market Value of the Common Stock less the then fair market value (as determined in good faith by the Board of Directors of the Corporation or a duly authorized committee thereof, which determination shall be conclusive) of the portion of the rights, warrants, evidence of indebtedness or other securities, cash or other assets so distributed applicable to one share of Common Stock. Such adjustment shall become effective immediately upon the opening of business on the day next following the record date for the determination of stockholders entitled to receive such distribution.

  (c) In the event the Corporation shall at any time issue rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase Common Stock at a price per share less than the Fair Market Value of Common Stock on the record date for the determination of stockholders entitled to receive such rights, options or warrants, then the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on such record date by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding on the close of business on such record date and (ii) the number of shares of Common Stock that the aggregate proceeds to the Corporation from the exercise of such rights, options or warrants for shares of Common Stock would purchase at the Fair Market Value and the denominator of which will be the sum of number of shares of Common Stock outstanding on the close of business on such record date and the number of additional shares of Common Stock offered for subscription or purchase pursuant to such rights, options or warrants. Such adjustment shall become effective immediately upon the opening of business on the day next following the record date for the determination of stockholders entitled to receive such rights, options or warrants.

  (d) Whenever the Conversion Price shall be adjusted as herein provided, the Corporation shall cause to be mailed by first class mail, postage prepaid, as soon as practicable to each holder of record of shares of Series A Preferred Stock a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price, together with an explanation of the calculation of the same.

  (e) No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustment that by reason of this subparagraph (e) is not required to be made shall be carried forward and taken into account in any subsequent adjustment until made; and provided, further, that any adjustment shall be required and made in accordance with the provisions of this Section 4.4 (other than this subparagraph (e)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of shares of Common Stock. Notwithstanding any other provisions of this Section 4.4, the Corporation shall not be required to make any adjustment of the Conversion Price for the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and the investment of additional optional amounts in shares of Common Stock under such plan. All calculations under this Section 4.4 shall be made to the nearest cent with $.005 being rounded upward or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be. Anything in this Section
4.4 to the contrary notwithstanding, the Corporation shall be entitled, to the extent permitted by law, to make such reductions in the Conversion Price, in addition to those required by this Section 4.4, as in its discretion, it shall determine to be advisable in order that any stock dividends, subdivision of shares, reclassification or combination of shares, distribution of rights, options or warrants to purchase stock or securities, or a distribution of other assets (other than cash dividends) hereafter made by the Corporation to its stockholders shall not be taxable.

  (f) If the Corporation shall be party to, or shall have entered into an agreement for, any transaction (including, without limitation, a merger, consolidation, statutory share exchange or sale of all or substantially all of its assets), in each case as a result of which shares of Common Stock generally shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof) (a "Transaction"), the terms of the Agreement for such Transaction shall provide, in connection with such Transaction, that each share of Series A Preferred Stock shall be converted into the number and kind of shares of stock, securities or other property receivable upon such Transaction by a holder of the number of shares of Common Stock issuable upon conversion of such share of Series A Preferred Stock immediately prior to such Transaction. The Corporation shall not be party to any Transaction unless the terms of such Transaction are consistent with the provisions of this Section 4.4(f).

  (g) For the purposes of this Section 4.4, "Fair Market Value" shall mean the average of the last reported sale price (or bid price if there were no sales) per share of Common Stock as reported on the New York Stock Exchange (or such other national securities exchange or NASDAQ National Market on which the Common Stock is traded at the time of such computation) during 5 consecutive trading days selected by the Corporation commencing not more than 20 trading days before, and ending not later than the day immediately prior to the "ex" date with respect to the issuance or distribution requiring such computation. The term " "ex' date," when used with respect to any issuance or distribution, means the first day on which the Common Stock trades regular way, without the right to receive such issuance or distribution, on the exchange or in the market, as the case may be, used to determine the Fair Market Value. In the event that, at any time, the Common Stock is not then traded on a national securities exchange or the NASDAQ National Market then "Fair Market Value" shall be determined in good faith by the Board of Directors of the Corporation.

  (h) In any case in which this Section 4.4 provides that an adjustment shall become effective on the date next following the record date for an event, the Corporation may defer until the occurrence of such event (A) issuing to the holder of any shares of Series A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (B) fractionalizing any shares of Series A Preferred Stock and/or paying to such holder any amount of cash in lieu of any fraction pursuant to Section 4.3. Any adjustment of the Conversion Price in accordance with either paragraph (b) or (c) of this
Section 4.4 shall be disregarded if, as, and when the rights to acquire shares of Common Stock upon exercise or conversion of the rights, warrants, options which give rise to such adjustment expire or are cancelled without having been exercised, so that the Conversion Price effective immediately upon such cancellation or expiration shall be equal to the Conversion Price in effect immediately prior to the time of the issuance of the expired or cancelled rights, warrants or options, with such additional adjustments as would have been made to the Conversion Price had the expired or cancelled rights, warrants or options never been issued.

  (i) There shall be no adjustment of the Conversion Price in case of the issuance of any shares of Common Stock of the Corporation in a reorganization, acquisition or other similar transaction except as specifically set forth in this Section 4.4. If any action or transaction would require adjustment of the Conversion Price pursuant to more than one paragraph of this Section 4.4, only one adjustment shall be made, and such adjustment shall be the amount of adjustment that has the highest absolute value. Notwithstanding anything in this Section 4.4 to the contrary, no adjustment shall be made to the Conversion Price as a result of the issuance of rights by the Company in connection with the establishment of a shareholder rights plan (or other comparable plan) so long as the terms of such plan provide that such rights will attach to the shares of Common Stock into which the Series A Preferred Stock may be converted at the time of such conversion.

  4.5 Other.

  (a) The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock the maximum number of shares of Common Stock issuable upon the conversion of all shares of Series A Preferred Stock then outstanding, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred

Stock, in addition to such other remedies as shall be available to the holders of such Series A Preferred Stock, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

  (b) The Corporation shall pay any taxes that may be payable in respect of the issuance of shares of Common Stock upon conversion of shares of Series A Preferred Stock, but the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer of shares of Series A Preferred Stock or any transfer involved in the issuance of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted are registered, and the Corporation shall not be required to transfer any such shares of Series A Preferred Stock or to issue or deliver any such shares of Common Stock unless and until the person(s) requesting such transfer or issuance shall have paid to the Corporation the amount of any such taxes, or shall have established to the satisfaction of the Corporation that such taxes have been paid.

  (c) Holders of Series A Preferred Stock shall be entitled to receive copies of all communications by the Corporation to its holders of Common Stock, concurrently with the distribution of such communications to such stockholders.

5. REDEMPTION.

  (a) At any time and from time to time following the fifth anniversary of the Original Issue Date, the Corporation may, in its sole and absolute discretion, redeem all of the outstanding shares of Series A Preferred Stock; provided, however, that the Corporation may only exercise this redemption right so long as (i) the average of the last sale price (or bid price for days on which there were no sales) per share of Common Stock on the New York Stock Exchange for the twenty trading-day period preceding the date on which the Corporation exercises such redemption right, or (ii) if such Common Stock is not then listed on the New York Stock Exchange, the market price per share (as determined in a manner prescribed by the Board of Directors of the Corporation) at the close of business on the business day which immediately precedes the date on which the Corporation exercises such redemption right, equals or exceeds the Conversion Price. Notwithstanding anything in this
Section 5 to the contrary, the Series A Preferred Stock shall at all times remain subject to the provisions of Article IX of the Charter and Section 9 hereof relating to Excess Stock.

  (b) The Corporation may exercise its right of redemption pursuant to clause
(a) of this Section 5 by giving written notice by first class mail, postage pre-paid, to each of the record holders of Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation. This redemption shall become effective, without any further action by the Corporation, on the 30th day following the date on which the Corporation mails the written notice of redemption to the holders of the Series A Preferred Stock (such 30th day being referred to as the "Series A Preferred Redemption Date"). The written notice shall specify the date of the Series A Preferred Redemption Date. Each holder of Series A Preferred Stock may exercise the conversion rights described in Section 4 for any share of Series A Preferred Stock at any time prior to the Series A Preferred Redemption Date.

  (c) On a Series A Redemption Date, each share of Series A Preferred Stock so redeemed shall be redeemed in cash or immediately available funds at a price per share equal to $25.00, plus all accrued but unpaid dividends (such amount being referred to as the "Series A Preferred Redemption Amount").

  (d) In the event that the funds of the Corporation legally available for redemption of the Series A Preferred Stock on any Series A Preferred Redemption Date are insufficient to redeem the number of shares of Series A Preferred Stock to be so redeemed on such date, the holders of Series A Preferred Stock shall share ratably in any funds legally available for redemption of such shares according to the respective amounts which would be payable with respect to the number of shares owned by them if the shares to be so redeemed on such Series A Preferred Redemption Date were redeemed in full and the number of shares of Series A Preferred Stock held by each holder shall be reduced in an amount which shall bear the same ratio to the actual number of shares of Series A Preferred Stock required to be redeemed on such Series A Preferred Redemption Date as the number of shares of Series A Preferred Stock then held by such holder bears to the aggregate number of shares of Series A

Preferred Stock then outstanding. The Corporation shall in good faith use reasonable efforts as expeditiously as possible to eliminate, or obtain an exception, waiver or exemption from, any and all restrictions under applicable law that prevented the Corporation from redeeming all of the shares of Series A Preferred Stock to be redeemed hereunder. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock, such funds will be used to redeem the balance of such shares, or such portion thereof for which funds are available on the basis set forth above. If any shares of Series A Preferred Stock are not redeemed for the foregoing reason or because the Corporation otherwise failed to pay or tender to pay the aggregate Series A Preferred Redemption Consideration on the shares of Series A Preferred Stock required to be redeemed, all shares which have not been redeemed shall remain outstanding and entitled to all the rights and preferences provided herein.


  (e) Upon receipt of payment of the Series A Preferred Redemption Consideration, each holder of shares of Series A Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation, duly assigned or endorsed for transfer (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Series A Preferred Stock or such office or offices in the continental United States of an agent for redemption as may from time to time be designated by notice to the holders of Series A Preferred Stock.

  (f) Notwithstanding anything in this Section 5 to the contrary, no shares of Series A Preferred Stock may be redeemed except from proceeds from the sale of other equity securities of the Corporation, including, but not limited to, shares of Common Stock, shares of preferred stock, depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing.

6. VOTING RIGHTS.

  (a) The holders of Series A Preferred Stock shall have the right, with the holders of Common Stock and any other equity securities so authorized, to vote in the election of directors of the Corporation and upon each other matter coming before any meeting of the stockholders on which the holders of Common Stock are entitled to vote, on the basis of one vote for each share of Common Stock into which the shares of Series A Preferred Stock held by such holders are then convertible (rounded to the nearest whole number of shares). The holders of Series A Preferred Stock and Common Stock shall vote together as one class except as otherwise set forth herein.

  (b) If six quarterly dividends (whether or not consecutive) payable on shares of Series A Preferred Stock or on any class or series of preferred stock which ranks pari passu with the Series A Preferred Stock as to dividends ("Parity Stock") are in arrears, the number of directors then constituting the Board of Directors of the Corporation will be automatically increased by two, and the holders of the shares of Series A Preferred Stock, voting together as a class with the holders of shares of any other class or series of Parity Stock entitled to such voting rights (the Series A Preferred Stock and any such other class or series, the "Voting Preferred Stock"), will have the right to elect at any annual meeting of stockholders or a properly called special meeting of the holders of Voting Preferred Stock two additional directors who are nominees of any holder of Voting Preferred Stock to serve on the Corporation's Board of Directors until all such accrued but unpaid dividends have been authorized and paid or set aside for payment. At such time as all such accrued but unpaid dividends have been authorized and paid or set aside for payment, the right of the holders of the Voting Preferred Stock to elect such additional two directors shall cease (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages in six quarterly dividends), and the terms of office of all persons elected as directors by the holders of the Voting Preferred Stock shall forthwith terminate and the number of the Board of Directors shall automatically be reduced accordingly. At any time after such voting power shall have been so vested in the holders of shares of Voting Preferred Stock and prior to the termination of such voting power, the Secretary of the Corporation may, and upon the written request of any holder of Series A Preferred Stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Voting Preferred Stock for the election of the two directors to be elected by them as herein provided; such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of shares of Voting Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation. The directors elected at any such special meeting shall serve until the next annual meeting of the stockholders or special meeting held in lieu thereof and until their respective successors are duly elected and qualified, if such directorship shall not have previously terminated as above provided. If any vacancy shall occur among the directors elected by the holders of the Voting Preferred Stock, a successor shall be elected by the Board of Directors upon the nomination of the then-remaining director elected by the holders of the Voting Preferred Stock or (if there is no such remaining director or successor thereto, by the holders of the Voting Preferred Stock) the successor of such remaining director, to serve until the next annual meeting of the stockholders or special meeting held in place thereof and until their successor is duly elected and qualified if such directorship shall not have previously terminated as provided above.

  (c) The approval of the holders of two-thirds of the outstanding shares of Series A Preferred Stock voting as a single class is required in order to (i) approve any amendment of the terms of the Series A Preferred Stock which affects materially and adversely the rights, preferences, privileges or voting power of shares of Series A Preferred Stock, or (ii) authorize or create or increase the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking senior to the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and/or in the payment of dividends. For purposes of the foregoing and without limitation of the foregoing, (i) the increase or decrease in the amount of authorized stock of any class or series of equity securities of the Corporation, including the Series A Preferred Stock, (ii) the creation of a new class or series of stock having rights, preferences, privileges or voting power on a parity with or junior to the rights, preferences or privileges of the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Corporation and/or in the payment of dividends and (iii) the entering into of any agreement providing for the actions in (i) or (ii) above and the taking of any actions in connection with the consummation of any such agreement shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock, and the holders of Series A Preferred Stock shall not have any right to vote as a single class on or consent to such actions. Notwithstanding anything in the terms of the Series A Preferred Stock to the contrary, the holders of Series A Preferred Stock are not entitled to vote as a single class on (i) any Transaction, (ii) any transaction (including, without limitation, a merger, consolidation, statutory share exchange or sale of all or substantially all of its assets) in which the Corporation would be the surviving corporation (an "Acquisition Transaction"), or (iii) on any other matter except as specifically provided in this Section 6, irrespective of the effect such Transaction, Acquisition Transaction, or other matter may have on the rights, preferences, privileges or voting power of the Series A Preferred Stock or of Voting Preferred Stock.

7. NO PREEMPTIVE OR OTHER RIGHTS.

  The holders of Series A Preferred Stock shall have no preemptive rights, including preemptive rights with respect to any shares of stock or other securities of the Corporation convertible into or carrying rights or options to purchase any such shares.

8. REACQUIRED SHARES.

  Shares of Series A Preferred Stock converted, redeemed or otherwise purchased or acquired by the Corporation shall be authorized but unissued shares of preferred stock without designation as to series and may after such restoration be reclassified by the Board of Directors as provided in Section
7.5 of the Charter.

9. OWNERSHIP LIMIT.

  (a) The provisions of Article IX of the Charter (including without limitation the authority of the Board of Directors set forth in such Article) are applicable to the Series A Preferred Stock and the holders thereof and are supplemented as provided in this Section 9.

  (b) No person may directly or indirectly own a number of shares of Series A Preferred Stock (i) whose value is in excess of 9.8% of the aggregate value of all outstanding Stock of the Corporation or (ii) which when converted as provided in Section 4.1 hereof (without giving effect as to whether such Series A Preferred Stock is then convertible) would result in such person being the beneficial owner of in excess of 9.8% of the number of shares of Common Stock of the Corporation that would be outstanding after the conversion of such person's (but not of other holders') shares of Series A Preferred Stock.

  (c) For purposes of applying the Ownership Limit contained in Section 9.2 of the Charter to holders of Common Stock of the Corporation, shares of Series A Preferred Stock shall be deemed to have no value, the effect of this provision being that the Ownership Limit with respect to Common Stock shall be 9.8% of the number of outstanding shares of Common Stock.

  SECOND: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

  THIRD: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

  IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and
attested to by its Secretary on this       of           , 1998.

ATTEST:                                   BRADLEY REAL ESTATE, INC.

-------------------------------------     By: ___________________________(SEAL)
            William B. King                         Thomas P. D'Arcy
               Secretary                      President and Chief Executive
                                                         Officer

        [LETTERHEAD OF SBC WARBURG DILLON READ INC. CORPORATE FINANCE]

                                          May 30, 1998

Board of Directors
Mid-America Realty Investments, Inc.
11506 Nicholas Street
Suite 100
Omaha, Nebraska 68154

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the common stock, $0.01 par value (the "Common Stock") of Mid-America Realty Investments, Inc. (the "Company") of the consideration (the "Consideration") to be paid to the holders of Common Stock in connection with the proposed merger (the "Merger") of the Company with and into Bradley Real Estate, Inc. ("BTR") pursuant to an Agreement and Plan of Merger dated as of May 30, 1998 (the "Merger Agreement").

  The Merger Agreement provides that, upon consummation of the Merger, each issued and outstanding share of Common Stock will be converted into 0.42 shares of newly issued convertible preferred stock, with a stated value of $25.00 and a fixed dividend of 8.4% of the stated value (the "Preferred Stock") of BTR. The terms of the Preferred Stock and the terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  SBC Warburg Dillon Read ("SBCWDR") was retained by the Company in April 1995 to conduct a review of strategic alternatives for the Company. Pursuant to this engagement, SBCWDR analyzed potential courses of action including the raising of additional equity or debt financing, liquidation of the assets of the Company, merger with another public REIT or merger with a private company. Subsequent to this analysis, we were directed by you, to engage in conversation with various third parties who might have had an interest in combining with the Company. This latter process resulted in the BTR proposal for the Merger.

  In arriving at our opinion, among other things, we reviewed the Merger Agreement and certain business and financial information relating to the Company, including certain financial forecasts provided to us by the Company, and we reviewed and discussed the business and prospects of the Company with the management of the Company. We considered certain financial and stock market data related to the Company and its common stock and compared that information to similar data for publicly held companies in businesses generally comparable to that of the Company. We reviewed and analyzed certain publicly available business and financial information relating to BTR and discussed the business and prospects of BTR with BTR's management. In connection with our opinion, we considered the financial terms of certain other transactions, including business combinations, which have recently been effected and such other information, financial studies and analyses, and financial, economic and market criteria as we deemed relevant. We reviewed and analyzed the terms of the convertible preferred stock to be issued by BTR and compared them to certain other similar securities issued by companies in businesses generally comparable to that of BTR.

  In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied upon its being complete and accurate in all material respects. We have not been requested to and have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or BTR, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed with your consent, that all of the information, including the financial forecasts, estimates, pro forma effects and projections, provided to us by management of the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company's future performance. In addition, our opinion necessarily is based on economic, monetary, market and other conditions as in effect on, and made available to us as of the date hereof.

  In rendering this opinion, we have assumed that the current market price (the current last reported sale price as reported in New York Stock Exchange composite transactions) of BTR common stock represents the fair market value for such stock, and we are not rendering any opinion as to its current value or the prospects for BTR's business or making any recommendation to the holders of Common Stock in respect of the advisability of disposing of or retaining shares of the Preferred Stock received pursuant to the Merger. In addition, we are not rendering any opinion as to the tax consequences of the Merger to any holder of Common Stock.

  In addition, our opinion does not address the Company's underlying decision to effect the Merger or constitute a recommendation to any shareholder of the Company as to how to vote with respect to the Merger.

  Based upon and subject to the foregoing, it is our opinion that the Consideration to be received by holders of Common Stock in the Merger is fair, from a financial point of view, to such holders as of the date hereof.

                                          Yours truly,

SBC WARBURG DILLON READ INC.              SBC WARBURG DILLON READ INC.
Corporate Finance                         Corporate Finance

/s/ William S. Brenizer                   /s/ Edward M. Casal

William S. Brenizer                       Edward M. Casal
Managing Director                         Executive Director

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty material to the cause of action as established by a final judgment. The Articles of Amendment and Restatement (the "Bradley Charter") of Bradley Real Estate, Inc. ("Bradley") contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

  The Bradley Charter authorizes Bradley, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director, officer, agent, employee or plan administrator of Bradley or of its predecessor Bradley Real Estate Trust (the "Trust") or (ii) any individual who, at the request of Bradley, serves or has served in any of these capacities with another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. Unless the Bradley Board otherwise determines prospectively, the Bylaws of Bradley obligate Bradley, to the maximum extent permitted by Maryland law, to indemnify (i) any present or former director or officer of Bradley; (ii) any individual who, at the request of Bradley, serves or has served another corporation, partnership, joint venture, trust or other enterprise as a director or officer; or (iii) any present or former trustee or officer of the Trust.

  The MGCL requires a corporation (unless its charter provides otherwise, which the Bradley Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity against reasonable expenses incurred in connection with the proceeding. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation unless ordered by a court of appropriate jurisdiction and then only for expenses. In addition, the MGCL requires a Maryland corporation, as a condition to advancing expenses, to obtain (i) a written affirmation by the director or officer of good faith belief that he has met the statutory standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

  Bradley has a claims-made directors and officers liability insurance policy that insures the directors and officers of Bradley against loss from claimed wrongful acts and insures Bradley for indemnifying the directors and officers against such loss. The policy limit of liability is $5,000,000 each policy year, plus a $5,000,000 excess liability policy, and is subject to a retention of $150,000 of loss by Bradley.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

 NUMBER                               DESCRIPTION
 ------                               -----------
  *2.1  Agreement and Plan of Merger, dated as of May 30, 1998, between Mid-
        America Realty Investments, Inc. and Bradley Real Estate, Inc. (the
        "Merger Agreement"), attached as Annex A to the Proxy
        Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference. The following Exhibits to the
        Merger Agreement are included as separate Exhibits to this Registration
        Statement: Form of Articles Supplementary (See Exhibit 3.3); and Form
        of Affiliate Letter (see Exhibit 10.1). The other Exhibits to the
        Merger Agreement are not included as Exhibits to this Registration
        Statement either because they do not contain information that is material to an investment decision or because they contain only information that is disclosed in the Merger Agreement or this
        Registration Statement. A list briefly identifying the contents of all omitted Exhibits is incorporated by reference to page (iv) of the
        Merger Agreement. Bradley agrees to furnish supplementally to the
        Commission, upon request, a copy of any omitted Exhibit. Pursuant to
        Item 601(b)(2) of Regulation S-K, the Schedules and the Disclosure
        Letters to the Merger Agreement are omitted. Bradley hereby undertakes to furnish supplementally a copy of any omitted Schedule to the
        Commission upon request.
   3.1  Articles of Amendment and Restatement of Bradley Real Estate, Inc.,
        incorporated by reference to Exhibit 3.1 of Bradley's Current Report on
        Form 8-K dated October 17, 1994.
   3.2  Articles of Merger between Bradley Real Estate Trust and Bradley Real
        Estate, Inc., incorporated by reference to Exhibit 3.2 of Bradley's
        Current Report on Form 8-K dated October 17, 1994.
   3.3  Articles of Merger between Tucker Properties Corporation and Bradley
        Real Estate, Inc., incorporated by reference to Exhibit 3.3 of
        Bradley's Annual Report on Form 10-K dated March 25, 1996.
   3.4  By-laws of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 3.3 of Bradley's Current Report on Form 8-K dated October 17,
        1994.
   3.5  Articles of Incorporation of Mid-America Realty Investments, Inc. as
        amended, incorporated by reference to Exhibit 3.1 of Mid-America's
        Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
   3.6  By-laws of Mid-America Realty Investments, Inc., incorporated by reference to Exhibit 3.2 of Mid-America's Annual Report on Form 10-K
        for the year ended December 31, 1997.
  *4.1  Specimen Certificate for shares of 8.4% Series A Convertible Preferred
        Stock, par value $.01 per share, of Bradley Real Estate, Inc.
  *4.2  Form of Articles Supplementary Establishing and Fixing the Rights and
        Preferences of a Series of Shares of Preferred Stock for the 8.4%
        Series A Convertible Preferred Stock of Bradley Real Estate, Inc.
        attached as Annex B to the Proxy Statement/Prospectus included in Part
        I to this Registration Statement and incorporated herein by reference.
   4.3  Form of stock certificate for shares of Common Stock, par value $.01 per share, of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 4.1 of Bradley's Current Report on Form 8-K dated October 17,
        1994.
 4.4.1  Text of Indenture dated as of November 24, 1997 by and between Bradley
        Operating Limited Partnership and LaSalle National Bank relating to the
        Senior Debt Securities of Bradley Operating Limited Partnership,
        incorporated by reference to Exhibit 4.1 to Bradley Operating Limited
        Partnership's Registration Statement on Form S-3 (File No. 333-36577)
        dated September 26, 1997.
 4.4.2  Definitive Supplemental Indenture No. 1 dated as of November 24, 1997 between Bradley Operating Limited Partnership and LaSalle National
        Bank, incorporated by reference to Exhibit 4.1 of Bradley Operating
        Limited Partnership's Current Report on Form 8-K dated November 24,
        1997.

 NUMBER                               DESCRIPTION
 ------                               -----------
  4.4.3 Definitive Supplemental Indenture No. 2 dated as of January 28, 1998 between Bradley Operating Limited Partnership and LaSalle National
        Bank, incorporated by reference to Exhibit 4.1 of Bradley Operating
        Limited Partnership's Current Report on Form 8-K dated January 28,
        1998.
   *5.1 Opinion of Goodwin, Procter & Hoar LLP, as to legality of the securities being offered.
   *8.1 Opinion of Goodwin, Procter & Hoar LLP, regarding tax consequences of the merger.
   *8.2 Opinion of Goodwin, Procter & Hoar LLP, regarding REIT tax matters.
  *10.1 Form of Affiliate Letter.
   10.2 Second Amended and Restated Agreement of Limited Partnership of Bradley
        Operating Limited Partnership dated as of September 2, 1997, incorporated by reference to Exhibit 3.1 of Bradley Operating Limited
        Partnership's Registration Statement on Form 10 dated September 8,
        1997.
 10.3.1 Unsecured Revolving Credit Agreement dated as of December 23, 1997 among Bradley Operating Limited Partnership, as Borrower and The First
        National Bank of Chicago, BankBoston, N.A. and certain other banks, as
        Lenders, and The First National Bank of Chicago, as Administrative
        Agent and BankBoston, N.A., as Documentation Agent and Bank of America
        National Trust & Savings Association and Fleet National Bank as Co-
        Agents, incorporated by reference to Exhibit 99.1 of Bradley's Current
        Report on Form 8-K dated December 19, 1997.
 10.3.2 Form of Guaranty made as of December 23, 1997 by Bradley Financing
        Partnership and Bradley Real Estate, Inc. for the benefit of The First
        National Bank of Chicago, incorporated by reference to Exhibit 99.4 of
        Bradley's Current Report on Form 8-K dated December 19, 1997.
   10.4 1993 Stock Option and Incentive Plan, as amended and restated on
        September 9, 1996, incorporated by reference to Exhibit 10.4 of
        Bradley's Annual Report on Form 10-K405 dated March 19, 1997.
   10.5 Executive Employment Agreement between Bradley Real Estate, Inc. and
        Thomas P. D'Arcy dated as of April 30, 1998 incorporated by reference to Exhibit 10.1 of Bradley's Current Report on Form 8-K dated June 17,
        1998.
  *12.1 Statement regarding computation of ratio of earnings to combined fixed charges and preferred stock dividends of Bradley Real Estate, Inc.
   21.1 Subsidiaries of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 21.1 of Bradley's Annual Report on Form 10-K for the year ended
        December 31, 1997.
  *23.1 Consent of KPMG Peat Marwick LLP.
  *23.2 Consent of Deloitte & Touche LLP.
  *23.3 Consent of Goodwin, Procter & Hoar LLP, (included in Exhibits 5.1 and
        8.1).
  *23.4 Consent of SBC Warburg Dillon Read Inc.
   24.1 Powers of Attorney (included in Part II of this Registration
        Statement).
  *99.1 Form of Mid-America Realty Investments, Inc. Proxy.

--------
* Filed herewith.

  (B) FINANCIAL STATEMENT SCHEDULES

  None.

  (C) ITEM 4(B) INFORMATION

  The opinion of SBC Warburg Dillon Read Inc. will be included as Annex C to the Proxy Statement/Prospectus included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

  (a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act") each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (f) The registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-4 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NORTHBROOK, STATE OF ILLINOIS ON THE 18TH DAY OF JUNE, 1998.


                                          Bradley Real Estate, Inc.

                                                   /s/ Thomas P. D'Arcy
                                          By: _________________________________
                                            THOMAS P. D'ARCY, CHAIRMAN AND
                                            CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED, EACH OF WHOM ALSO CONSTITUTES AND APPOINTS IRVING E. LINGO, JR. AND THOMAS P. D'ARCY, AND EACH OF THEM SINGLY, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, FOR HIM, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT AND TO FILE THE SAME AND ALL EXHIBITS THERETO, AND ANY OTHER DOCUMENTS IN CONNECTION THEREWITH WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO EACH ATTORNEY-IN-FACT AND AGENT FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT EACH ATTORNEY-IN-FACT AND AGENT OR HIS SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

                NAME                           TITLE
                                                                     DATE

        /s/ Thomas P. D'Arcy           Chairman, President,     June 18, 1998
-------------------------------------   Chief Executive
          THOMAS P. D'ARCY              Officer and Director

      /s/ Irving E. Lingo, Jr.         Executive Vice           June 18, 1998
-------------------------------------   President, Chief
        IRVING E. LINGO, JR.            Financial Officer
                                        and Treasurer

        /s/ William L. Brown           Director                 June 18, 1998
-------------------------------------
          WILLIAM L. BROWN

         /s/ Joseph E. Hakim           Director                 June 18, 1998
-------------------------------------
           JOSEPH E. HAKIM

        /s/ Stephen G. Kasnet          Director                 June 18, 1998
-------------------------------------
          STEPHEN G. KASNET

        /s/ Paul G. Kirk, Jr.          Director                 June 18, 1998
-------------------------------------
          PAUL G. KIRK, JR.

      /s/ W. Nicholas Thorndike        Director                 June 18, 1998
-------------------------------------
        W. NICHOLAS THORNDIKE

        /s/ A. Robert Towbin           Director                 June 18, 1998
-------------------------------------
          A. ROBERT TOWBIN

       /s/ David M. Garfinkle          Controller               June 18, 1998
-------------------------------------
         DAVID M. GARFINKLE

                                  EXHIBIT LIST

 NUMBER                               DESCRIPTION
 ------                               -----------
  *2.1  Agreement and Plan of Merger, dated as of May 30, 1998, between Mid-
        America Realty Investments, Inc. and Bradley Real Estate, Inc. (the
        "Merger Agreement"), attached as Annex A to the Proxy
        Statement/Prospectus included in Part I of this Registration Statement and incorporated herein by reference. The following Exhibits to the
        Merger Agreement are included as separate Exhibits to this Registration
        Statement: Form of Articles Supplementary (See Exhibit 3.3); and Form
        of Affiliate Letter (see Exhibit 10.1). The other Exhibits to the
        Merger Agreement are not included as Exhibits to this Registration
        Statement either because they do not contain information that is material to an investment decision or because they contain only information that is disclosed in the Merger Agreement or this
        Registration Statement. A list briefly identifying the contents of all omitted Exhibits is incorporated by reference to page (iv) of the
        Merger Agreement. Bradley agrees to furnish supplementally to the
        Commission, upon request, a copy of any omitted Exhibit. Pursuant to
        Item 601(b)(2) of Regulation S-K, the Schedules and the Disclosure
        Letters to the Merger Agreement are omitted. Bradley hereby undertakes to furnish supplementally a copy of any omitted Schedule to the
        Commission upon request.
   3.1  Articles of Amendment and Restatement of Bradley Real Estate, Inc.,
        incorporated by reference to Exhibit 3.1 of Bradley's Current Report on
        Form 8-K dated October 17, 1994.
   3.2  Articles of Merger between Bradley Real Estate Trust and Bradley Real
        Estate, Inc., incorporated by reference to Exhibit 3.2 of Bradley's
        Current Report on Form 8-K dated October 17, 1994.
   3.3  Articles of Merger between Tucker Properties Corporation and Bradley
        Real Estate, Inc., incorporated by reference to Exhibit 3.3 of
        Bradley's Annual Report on Form 10-K dated March 25, 1996.
   3.4  By-laws of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 3.3 of Bradley's Current Report on Form 8-K dated October 17,
        1994.
   3.5  Articles of Incorporation of Mid-America Realty Investments, Inc. as
        amended, incorporated by reference to Exhibit 3.1 of Mid-America's
        Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
   3.6  By-laws of Mid-America Realty Investments, Inc., incorporated by reference to Exhibit 3.2 of Mid-America's Annual Report on Form 10-K
        for the year ended December 31, 1997.
  *4.1  Specimen Certificate for shares of 8.4% Series A Convertible Preferred
        Stock, par value $.01 per share, of Bradley Real Estate, Inc.
  *4.2  Form of Articles Supplementary Establishing and Fixing the Rights and
        Preferences of a Series of Shares of Preferred Stock for the 8.4%
        Series A Convertible Preferred Stock of Bradley Real Estate, Inc.
        attached as Annex B to the Proxy Statement/Prospectus included in Part
        I to this Registration Statement and incorporated herein by reference.
   4.3  Form of stock certificate for shares of Common Stock, par value $.01 per share, of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 4.1 of Bradley's Current Report on Form 8-K dated October 17,
        1994.
 4.4.1  Text of Indenture dated as of November 24, 1997 by and between Bradley
        Operating Limited Partnership and LaSalle National Bank relating to the
        Senior Debt Securities of Bradley Operating Limited Partnership,
        incorporated by reference to Exhibit 4.1 to Bradley Operating Limited
        Partnership's Registration Statement on Form S-3 (File No. 333-36577)
        dated September 26, 1997.
 4.4.2  Definitive Supplemental Indenture No. 1 dated as of November 24, 1997 between Bradley Operating Limited Partnership and LaSalle National
        Bank, incorporated by reference to Exhibit 4.1 of Bradley Operating
        Limited Partnership's Current Report on Form 8-K dated November 24,
        1997.

 NUMBER                               DESCRIPTION
 ------                               -----------
  4.4.3 Definitive Supplemental Indenture No. 2 dated as of January 28, 1998 between Bradley Operating Limited Partnership and LaSalle National
        Bank, incorporated by reference to Exhibit 4.1 of Bradley Operating
        Limited Partnership's Current Report on Form 8-K dated January 28,
        1998.
   *5.1 Opinion of Goodwin, Procter & Hoar LLP, as to legality of the securities being offered.
   *8.1 Opinion of Goodwin, Procter & Hoar LLP, regarding tax consequences of the merger.
   *8.2 Opinion of Goodwin, Procter & Hoar LLP, regarding REIT tax matters.
  *10.1 Form of Affiliate Letter.
   10.2 Second Amended and Restated Agreement of Limited Partnership of Bradley
        Operating Limited Partnership dated as of September 2, 1997, incorporated by reference to Exhibit 3.1 of Bradley Operating Limited
        Partnership's Registration Statement on Form 10 dated September 8,
        1997.
 10.3.1 Unsecured Revolving Credit Agreement dated as of December 23, 1997 among Bradley Operating Limited Partnership, as Borrower and The First
        National Bank of Chicago, BankBoston, N.A. and certain other banks, as
        Lenders, and The First National Bank of Chicago, as Administrative
        Agent and BankBoston, N.A., as Documentation Agent and Bank of America
        National Trust & Savings Association and Fleet National Bank as Co-
        Agents, incorporated by reference to Exhibit 99.1 of Bradley's Current
        Report on Form 8-K dated December 19, 1997.
 10.3.2 Form of Guaranty made as of December 23, 1997 by Bradley Financing
        Partnership and Bradley Real Estate, Inc. for the benefit of The First
        National Bank of Chicago, incorporated by reference to Exhibit 99.4 of
        Bradley's Current Report on Form 8-K dated December 19, 1997.
   10.4 1993 Stock Option and Incentive Plan, as amended and restated on
        September 9, 1996, incorporated by reference to Exhibit 10.4 of
        Bradley's Annual Report on Form 10-K405 dated March 19, 1997.
   10.5 Executive Employment Agreement between Bradley Real Estate, Inc. and
        Thomas P. D'Arcy dated as of April 30, 1998 incorporated by reference to Exhibit 10.1 of Bradley's Current Report on Form 8-K dated June 17,
        1998.
  *12.1 Statement regarding computation of ratio of earnings to combined fixed charges and preferred stock dividends of Bradley Real Estate, Inc.
   21.1 Subsidiaries of Bradley Real Estate, Inc., incorporated by reference to
        Exhibit 21.1 of Bradley's Annual Report on Form 10-K for the year ended
        December 31, 1997.
  *23.1 Consent of KPMG Peat Marwick LLP.
  *23.2 Consent of Deloitte & Touche LLP.
  *23.3 Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
        8.1).
  *23.4 Consent of SBC Warburg Dillon Read Inc.
   24.1 Powers of Attorney (included in Part II of this Registration
        Statement).
  *99.1 Form of Mid-America Realty Investments, Inc. Proxy.

--------
* Filed herewith.